

Denali Therapeutics Inc.
Fiscal Year 2022
Proxy Statement and Annual Report

DENALI THERAPEUTICS INC.
161 Oyster Point Blvd.
South San Francisco, California 94080

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Time and Date   June 1, 2023 at 10:00 a.m. Pacific Time

Place   The Annual Meeting will be a completely virtual meeting of stockholders to be conducted via live webcast. You will be able to attend the virtual Annual Meeting by accessing www.virtualshareholdermeeting.com/DNLI2023. You will need the 16-digit control number found on your Notice of Internet Availability, your proxy card or on the instructions that accompany your proxy materials to participate in the Annual Meeting and vote your shares electronically.

Items of Business
- To elect three directors from the nominees described in this proxy statement.

- To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal year ending December 31, 2023.

- To approve, on an advisory basis, executive compensation.

- To transact other business that may properly come before the Annual Meeting.

Record Date   April 4, 2023 (the "Record Date"). Only stockholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Annual Meeting.

On or about April 18, 2023, we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our proxy statement for our annual meeting and our annual report to stockholders, which will be available on our website at https://denalitherapeutics.com/investors in the SEC Filings section of our Investor & Media Relations web page. The Notice, our proxy statement and annual report to stockholders can also be accessed directly at the following website: www.proxyvote.com.

Your Vote Is Important. Whether or not you plan to attend the virtual Annual Meeting, we encourage you to submit your vote via the Internet, telephone or mail as soon as possible to ensure your shares are represented. For additional instructions for each of these voting options, please refer to the proxy card. Returning the proxy does not deprive you of your right to attend the Annual Meeting and to vote your shares at the Annual Meeting. Our proxy statement contains further information regarding voting rights and the matters to be voted upon.

By order of the board of directors,



Ryan J. Watts, Ph.D.
President, Chief Executive Officer and Director
South San Francisco, California

April 18, 2023

TABLE OF CONTENTS

DENALI THERAPEUTICS INC.

PROXY STATEMENT
FOR 2023 ANNUAL MEETING OF STOCKHOLDERS
To Be Held at 10:00 a.m. Pacific Time on June 1, 2023

This proxy statement and form of proxy are furnished in connection with the solicitation of proxies by our board of directors (the "Board") for use at our 2023 Annual Meeting of Stockholders (the "Annual Meeting"), and any postponements, adjournments or continuations thereof. Stockholders will not be able to physically attend the Annual Meeting. The Annual Meeting will be held virtually via live webcast on June 1, 2023 at 10:00 a.m. Pacific Time. You will be able to attend the virtual Annual Meeting by accessing www.virtualshareholdermeeting.com/DNLI2023 and entering the 16-digit control number found on your Notice of Internet Availability, your proxy card or on the instructions that accompany your proxy materials. The virtual format of the Annual Meeting allows us to preserve stockholder access while also saving time and money for both us and our stockholders. The Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this proxy statement and our annual report is first being mailed on or about April 18, 2023 to all stockholders entitled to vote at the virtual Annual Meeting. If you receive a Notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you specifically request these materials.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

The information provided in the "question and answer" format below addresses certain frequently asked questions but is not intended to be a summary of all matters contained in this proxy statement. Please read the entire proxy statement carefully before voting your shares.

Why am I receiving these materials?

The Board is providing these proxy materials to you in connection with the Board's solicitation of proxies for use at Denali's Annual Meeting, which will take place on June 1, 2023. Stockholders are invited to attend the Annual Meeting and are requested to vote on the proposals described in this proxy statement.

All stockholders will have the ability to access the proxy materials via the Internet, including this proxy statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the "Annual Report"), as filed with the U.S. Securities and Exchange Commission (the "SEC") on February 27, 2023. The Notice includes information on how to access the proxy materials, how to submit your vote over the Internet, by phone, or how to request a paper copy of the proxy materials. This proxy statement and the Annual Report are available at www.proxyvote.com.

What proposals will be voted on at the Annual Meeting?

There are three proposals scheduled to be voted on at the Annual Meeting:

- the election of three class III directors to hold office until the 2026 annual meeting of stockholders or until their successors are duly elected and qualified;

- the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023; and

- the approval, on an advisory basis, of executive compensation, as described in this proxy statement.

As of the date of this proxy statement, our management and board of directors were not aware of any other matters to be presented at the Annual Meeting other than those set forth in this proxy statement and in the notice accompanying this proxy statement.

How does our board of directors recommend that I vote?

Our board of directors recommends that you vote:

- FOR the election of each of the three directors nominated by the Board and named in this proxy statement as class III directors to serve for a three-year term;

- FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023; and

- FOR the approval, on an advisory basis, of executive compensation, as described in this proxy statement.

Who is entitled to vote at the Annual Meeting?

Holders of our common stock at the close of business on April 4, 2023, the record date for the Annual Meeting (the "Record Date"), are entitled to notice of and to vote at the Annual Meeting. Each stockholder is entitled to one vote for each share of our common stock held as of the Record Date. As of the Record Date, there were 136,736,309 shares of common stock outstanding and entitled to vote. Stockholders are not permitted to cumulate votes with respect to the election of directors. The shares you are entitled to vote include shares that are (1) held of record directly in your name, and (2) held for you as the beneficial owner through a stockbroker, bank or other nominee.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Stockholder of Record: Shares Registered in Your Name. If, at the close of business on the Record Date, your shares were registered directly in your name with Broadridge Financial Solutions, Inc., our transfer agent, then you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote electronically at the virtual Annual Meeting.

Beneficial Owners: Shares Registered in the Name of a Broker, Bank or Other Nominee. If, at the close of business on the Record Date, your shares were held, not in your name, but rather in a stock brokerage account or by a bank or other nominee on your behalf, then you are considered the beneficial owner of shares held in "street name." As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote your shares by following the voting instructions your broker, bank or other nominee provides. If you do not provide your broker, bank or other nominee with instructions on how to vote your shares, your broker, bank or other nominee may, in its discretion, vote your shares with respect to routine matters but may not vote your shares with respect to any non-routine matters. For additional information, see "*What if I do not specify how my shares are to be voted?*" below.

How do I vote and what are the voting deadlines?

Stockholder of Record: Shares Registered in Your Name. If you are a stockholder of record, you can vote in one of the following ways:

- **You may vote via the Internet.** To vote via the Internet, go to www.proxyvote.com and follow the instructions on the proxy card or in the notice of annual meeting and Internet availability of proxy materials. Your vote must be received by 11:59 p.m. Eastern Time on May 31, 2023 to be counted. If you vote via the Internet, you do not need to return a proxy card by mail.

- **You may vote by telephone.** To vote by telephone, dial toll-free 1-800-690-6903 and follow the instructions on the proxy card or in the notice of annual meeting and Internet availability of proxy materials. Your vote must be received by 11:59 p.m. Eastern Time on May 31, 2023 to be counted. If you vote by telephone, you do not need to return a proxy card by mail.

- **You may vote by mail**. To vote by mail using the proxy card (if you requested paper copies of the proxy materials to be mailed to you), you need to complete, date and sign the proxy card and return it promptly by mail so that it is received no later than May 31, 2023. The persons named in the proxy card will vote the shares you own in accordance with your instructions on the proxy card you mail. If you return the proxy card, but do not give any instructions on a particular matter to be voted on at the Annual Meeting, the persons named in the proxy card will vote the shares you own in accordance with the recommendations of the Board. The Board recommends that you vote **FOR** the election of each of the three directors nominated by the Board and named in this proxy statement as class III directors to serve for a three-year term, **FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023, and **FOR** the approval, on an advisory basis, of executive compensation, as described in this proxy statement.

- **You may vote via meeting website**. If you plan to attend the virtual Annual Meeting, you may vote your shares live at the virtual Annual Meeting. Even if you plan to attend and participate in our virtual annual meeting via www.virtualshareholdermeeting.com/DNLI2023, we encourage you to vote over the Internet or by telephone as described above, or by returning a proxy card following your request of paper copies. This will ensure that your vote will be counted if you are unable to, or later decide not to, participate in the virtual Annual Meeting.

Beneficial Owners: Shares Registered in the Name of a Broker, Bank, or Other Nominee. If you are the beneficial owner of shares held of record by a broker, bank, or other nominee, you will receive voting instructions from your broker, bank, or other nominee. You must follow the voting instructions provided by your broker, bank, or other nominee in order to instruct your broker, bank, or other nominee how to vote your shares. The availability of Internet and telephone voting options will depend on the voting process of your broker, bank or other nominee.

Can I change my vote or revoke my proxy?

Stockholder of Record: Shares Registered in Your Name. If you are a stockholder of record, you may revoke your proxy or change your proxy instructions at any time before your proxy is voted at the Annual Meeting by:

- entering a new vote by Internet or telephone;

- signing and returning a new proxy card with a later date;

- delivering a written revocation to our Secretary at Denali Therapeutics Inc., 161 Oyster Point Blvd., South San Francisco, California 94080, by 11:59 p.m. Eastern Time on May 31, 2023; or

- attending and electronically voting at the virtual Annual Meeting.

Beneficial Owners: Shares Registered in the Name of a Broker, Bank, or Other Nominee. If you are the beneficial owner of your shares, you must contact the broker, bank, or other nominee holding your shares and follow their instructions to change your vote or revoke your proxy.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board of directors. The persons named in the proxy have been designated as proxy holders by our board of directors. When a proxy is properly dated, executed and returned, the shares represented by the proxy will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the Annual Meeting is postponed or adjourned, the proxy holders can vote your shares on the new meeting date, unless you have properly revoked your proxy, as described above.

What if I do not specify how my shares are to be voted?

Stockholder of Record: Shares Registered in Your Name. If you are a stockholder of record and you submit a proxy but you do not provide voting instructions, your shares will be voted:

- FOR the election of each of the three directors nominated by the Board and named in this proxy statement as class III directors to serve for a three-year term (Proposal No. 1);

- FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023 (Proposal No. 2);

- FOR the approval, on an advisory basis, of executive compensation, as described in this proxy statement (Proposal No. 3); and

- In the discretion of the named proxy holders regarding any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owners: Shares Registered in the Name of a Broker, Bank, or Other Nominee. If you are a beneficial owner and you do not provide your broker, bank, or other nominee that holds your shares with voting instructions, then your broker, bank, or other nominee will determine if it has discretion to vote on each matter. Brokers do not have discretion to vote on non-routine matters. Proposal No. 1 (election of directors) and Proposal No. 3 (approval of the advisory vote on executive compensation) are not considered routine matters, while Proposal No. 2 (ratification of appointment of independent registered public accounting firm) is a routine matter. As a result, if you do not provide voting instructions to your broker, bank, or other nominee, then your broker, bank, or other nominee may not vote your shares with respect to Proposal No. 1 and Proposal No. 3, which would result in a "broker non-vote," but may, in its discretion, vote your shares with respect to Proposal No. 2. For additional information regarding broker non-votes, see "*What are the effects of abstentions and broker non-votes?*" below.

What are the effects of abstentions and broker non-votes?

An abstention represents a stockholder's affirmative choice to decline to vote on a proposal. If a stockholder indicates on its proxy card that it wishes to abstain from voting its shares, or if a broker, bank or other nominee holding its customers' shares of record causes abstentions to be recorded for shares, these shares will be considered present and entitled to vote at the Annual Meeting. As a result, abstentions will be counted for purposes of determining the presence or absence of a quorum and will also count as votes against a proposal in cases where approval of the proposal requires the affirmative vote of a majority of the shares present and entitled to vote thereon (*e.g.*, Proposal No. 2 and Proposal No. 3). However, because the outcome of Proposal No. 1 (election of directors) will be determined by plurality votes, abstentions will have no impact on the outcome of any of such proposals as long as a quorum exists.

A broker non-vote occurs when a broker, bank, or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank, or other nominee does not have discretionary voting power with respect to such proposal and has not received voting instructions from the beneficial owner of the shares. Broker non-votes will be counted for purposes of calculating whether a quorum is present at the Annual Meeting but will not be counted for purposes of determining the number of votes cast. Therefore, a broker non-vote will make a quorum more readily attainable but will not otherwise affect the outcome of the vote on any proposal.

What is a quorum?

A quorum is the minimum number of shares required to be present at the Annual Meeting for the meeting to be properly held under our bylaws and Delaware law. A majority of the shares of common stock outstanding and entitled to vote, in person or by proxy, constitutes a quorum for the transaction of business at the Annual Meeting. As noted above, as of the Record Date, there were a total of 136,736,309 shares of common stock outstanding, which means that 68,368,155 shares of common stock must be represented in person or by proxy at the Annual Meeting to have a quorum. If there is no quorum, a majority of the shares present at the Annual Meeting may adjourn the meeting to a later date.

How many votes are needed for approval of each proposal?

- *Proposal No. 1:* The election of class III directors requires a plurality vote of the shares of our common stock present in person or by proxy at the Annual Meeting and entitled to vote thereon to be approved. This means that the three nominees who receive the most FOR votes will be elected. You may (i) vote FOR all nominees, (ii) WITHHOLD your vote as to all nominees, or (iii) vote FOR all nominees except for those specific nominees from whom you WITHHOLD your vote. Any shares not voted FOR a particular nominee (whether as a result of voting withheld or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election. If you WITHHOLD your vote as to all nominees, you will be deemed to have abstained from voting on Proposal No. 1, and such abstention will have no effect on the outcome of the proposal.

- *Proposal No. 2*: The ratification of the appointment of Ernst & Young LLP requires an affirmative vote of a majority of the shares of our common stock present in person or by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote FOR, AGAINST, or ABSTAIN. If you ABSTAIN from voting on Proposal No. 2, the abstention will have the same effect as a vote AGAINST the proposal.

- *Proposal No. 3:* For the non-binding advisory vote on executive compensation, an affirmative vote of a majority of the shares of our common stock present in person or by proxy at the Annual Meeting and entitled to vote thereon to be approved is required to approve, on a non-binding advisory basis, the compensation of our named executive officers. You may vote FOR, AGAINST, or ABSTAIN. If you ABSTAIN from voting on Proposal No. 3, the abstention will have the same effect as a vote AGAINST the proposal.

How are proxies solicited for the Annual Meeting and who is paying for such solicitation?

Our board of directors is soliciting proxies for use at the Annual Meeting by means of the proxy materials. We will bear the entire cost of proxy solicitation, including the preparation, assembly, printing, mailing, and distribution of the proxy materials. Copies of solicitation materials will also be made available upon request to brokers, banks, and other nominees to forward to the beneficial owners of the shares held of record by such brokers, banks, or other nominees. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic communication, or other means by our directors, officers, employees, or agents. No additional compensation will be paid to these individuals for any such services, although we may reimburse such individuals for their reasonable out-of-pocket expenses in connection with such solicitation. We do not plan to retain a proxy solicitor to assist in the solicitation of proxies.

If you choose to access the proxy materials and/or vote over the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur.

What does it mean if I received more than one Notice?

If you receive more than one Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on each Notice to ensure that all of your shares are voted.

Is my vote confidential?

Proxy instructions, ballots, and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Denali or to third parties, except as necessary to meet applicable legal requirements, to allow for the tabulation of votes and certification of the vote, or to facilitate a successful proxy solicitation.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted an SEC-approved procedure called "householding." Under this procedure, we will deliver only one copy of our Notice of Internet Availability of Proxy Materials, and for those stockholders that received a paper copy of proxy materials in the mail, one copy of our annual report to stockholders and this proxy statement, to multiple stockholders who share the same address (if they appear to be members of the same family) unless we have received contrary instructions from an affected stockholder. Stockholders who participate in householding will continue to receive separate proxy cards if they received a paper copy of proxy materials in the mail. This procedure reduces our printing and mailing costs. Upon written or oral request, we will promptly deliver a separate copy of the proxy materials and annual report to any stockholder at a shared address to which we delivered a single copy of any of these documents. To receive a separate copy, or, if you are receiving multiple copies, to request that we only send a single copy of next year's proxy materials and annual report, you may contact us as follows:

Denali Therapeutics Inc.
Attention: Secretary
161 Oyster Point Blvd.
South San Francisco, California 94080
(650) 866-8548

Stockholders who hold shares in street name may contact their brokerage firm, bank, broker-dealer or other nominee to request information about householding.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a current report on Form 8-K that we expect to file within four business days after the Annual Meeting. If final voting results are not available to us at that time, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an amendment to the Form 8-K to publish the final results.

What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to our Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2024 annual meeting of stockholders, our Secretary must receive the written proposal at our principal executive offices not later than December 20, 2023. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to:

Denali Therapeutics Inc.
Attention: Secretary
161 Oyster Point Blvd.,
South San Francisco, California 94080
(650) 866-8548

Our bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) specified in our proxy materials with respect to such meeting, (ii) otherwise properly brought before the annual meeting by or at the direction of our board of directors, or (iii) properly brought before the annual meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Secretary, which notice must contain the information specified in our bylaws. To be timely for our 2024 annual meeting of stockholders, our Secretary must receive the written notice at our principal executive offices:

- not earlier than February 3, 2024; and

- not later than March 4, 2024.

In the event that we hold our 2024 annual meeting of stockholders more than 30 days before or more than 60 days after the first anniversary of the date of the Annual Meeting, then notice of a stockholder proposal that is not intended to be included in our proxy statement must be received no earlier than the close of business on the 120th day before such annual meeting and no later than the close of business on the later of the following two dates:

- the 90th day prior to such annual meeting; or

- the 10th day following the day on which public announcement of the date of such annual meeting is first made.

If a stockholder who has notified us of his, her, or its intention to present a proposal at an annual meeting does not appear to present his, her, or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

Nomination of Director Candidates

You may propose director candidates for consideration by our corporate governance and nominating committee. Any such recommendations should include the nominee's name and qualifications for membership on our board of directors and should be directed to our Secretary at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see "Board of Directors and Corporate Governance—Stockholder Recommendations for Nominations to the Board of Directors."

In addition, our bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our bylaws. In addition, the stockholder must give timely notice to our Secretary in accordance with our bylaws, which, in general, require that the notice be received by our Secretary within the time period described above under "Stockholder Proposals" for stockholder proposals that are not intended to be included in a proxy statement.

Availability of Bylaws

A copy of our bylaws may be obtained by accessing our public filings on the SEC's website at www.sec.gov. You may also contact our Secretary at our principal executive office for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Our business affairs are managed under the direction of our board of directors, which is currently comprised of eleven (11) members. Nine (9) of our eleven (11) directors are independent within the meaning of the listing rules of the Nasdaq Stock Market (Nasdaq). Our board of directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring.

Upon the recommendation of our corporate governance and nominating committee, we are nominating Ms. Cook, and Drs. Schenkein and Watts. If elected, Ms. Cook, and Drs. Schenkein and Watts will each hold office for a three-year term until the annual meeting of stockholders to be held in 2026 or until their successors are duly elected and qualified.

The following table sets forth the names, ages as of March 31, 2023, and certain other information, including the composition of the committees, as of the date of this proxy statement, for each of the directors with terms expiring at the Annual Meeting (who are also nominees for election as a director at the Annual Meeting) and for each of the continuing directors and for our new director:

Name	Class	Age	Position	Director Since	Current Term Expires	Expiration of Term For Which Nominated
1. Director Nominees						
Jennifer Cook[3]	III	57	Director	2018	2023	2026
David Schenkein, M.D.[3]	III	65	Director	2015	2023	2026
Ryan J. Watts, Ph.D.	III	47	President, Chief Executive Officer and Director	2015	2023	2026
2. Continuing Directors						
Douglas Cole, M.D.[2]	I	62	Director	2015	2024	—
Jay Flatley[1][2]	I	70	Director	2015	2024	—
Marc Tessier-Lavigne, Ph.D.[3]	I	63	Director	2015	2024	—
Nancy A. Thornberry[2]	I	66	Director	2021	2024	—
Vicki Sato, Ph.D.[3]	II	74	Chairperson of the Board	2015	2025	—
Erik Harris[1]	II	53	Director	2022	2025	—
Peter Klein[1]	II	60	Director	2018	2025	—
3. New Director						
Steve E. Krognes[4]	II	54	Director	2022	2025	—

[1] Member of our audit committee.
[2] Member of our compensation committee.
[3] Member of our corporate governance and nominating committee.
[4] Mr. Krognes joined our board of directors as of May 1, 2022 upon transition from his role as Chief Financial Officer.

Nominees for Director

Jennifer Cook has served on our board of directors since November 2018. Ms. Cook is currently the owner of Jennifer Cook Consulting and serves as an advisor at Google Ventures. Ms. Cook served as the Chief Executive Officer of GRAIL from January 2018 to June 2019. Previously, Ms. Cook was at Roche Pharmaceuticals and Genentech, where she held a number of senior management positions; from January 2017 to December 2017, Ms. Cook served as Senior Vice President, Global Head of Clinical Operations for Roche Pharmaceuticals; from September 2013 to December 2016, Ms. Cook served as Head of Region Europe Pharma for Roche Pharmaceuticals; and from July 2010 to September 2013, Ms. Cook served as the Senior Vice President, Business Unit Head Immunology and Ophthalmology for Genentech. Ms. Cook currently also serves on the boards of directors of BridgeBio Pharma, Inc. and Jazz Pharmaceuticals. Ms. Cook holds a B.A. in human biology and an M.S. in biology from Stanford University, as well as an M.B.A. from the Haas School of Business at University of California, Berkeley.

We believe Ms. Cook's extensive experience as a senior management executive of healthcare and biotechnology companies, including as the Senior Vice President of one of the world's largest healthcare companies, qualifies her to serve on our board of directors.

David Schenkein, M.D. has served as a member of our board of directors since April 2015. Dr. Schenkein is currently a general partner in GV (Google Ventures). Previously, Dr. Schenkein served as President and Chief Executive Officer of Agios Pharmaceuticals from August 2009 to January 2019. From March 2006 to July 2009, Dr. Schenkein served as a Senior Vice President of Oncology Development at Genentech. Dr. Schenkein currently serves on the boards of directors of Agios Pharmaceuticals and Prime Medicine, each of which is a public company, and on the boards of directors of a number of private companies. Previously, Dr. Schenkein served on the boards of directors of Bluebird Bio and Foundation Medicine. He also currently serves as an adjunct attending physician in hematology at Tufts Medical Center. Dr. Schenkein received his M.D. from the State University of New York Upstate Medical School and his B.A. in chemistry from Wesleyan University.

We believe that Dr. Schenkein is qualified to serve on our board of directors because of his extensive background in the biotechnology industry and leadership experience as a senior executive and director of biotechnology companies.

Ryan J. Watts, Ph.D. is one of our co-founders and has served as a member of our board of directors since March 2015 and as our President and Chief Executive Officer since August 2015. Previously, Dr. Watts was at Genentech, a biotechnology company, where he held various research and leadership roles of increasing responsibility between 2004 and 2015; including his time served as Director of the Department of Neuroscience from 2013 to February 2015. In addition, Dr. Watts led Genentech's blood-brain barrier team between 2009 and 2015. Dr. Watts has authored and co-authored more than 60 scientific papers and has been an inventor on a number of patents in the blood-brain barrier and neurodegeneration fields. Dr. Watts received his Ph.D. in biological sciences from Stanford University and his B.S. in biology from the University of Utah.

We believe Dr. Watts is qualified to serve on our board of directors because of the perspective and experience he provides as one of our co-founders and as our President and Chief Executive Officer, as well as his broad experience within the pharmaceutical industry, particularly in the area of neuroscience and drug discovery and development.

Continuing Directors

Douglas Cole, M.D. has served as a member of our board of directors since May 2015. Dr. Cole joined Flagship Pioneering, which conceives, creates, resources and develops first-in-category bioplatform companies, in 2001, and is currently a Managing Partner focused on life science investments. Dr. Cole currently serves on the boards of directors of Foghorn Therapeutics, Sigilon Therapeutics, and Sana Biomedicine, each of which is a public biotechnology company, and on the boards of directors of a number of private companies. In the past five years, Dr. Cole also served on the board of directors of Quanterix Corporation, a public life sciences company. Dr. Cole received his M.D. from the University of Pennsylvania School of Medicine and his A.B. in English from Dartmouth College.

We believe Dr. Cole is qualified to serve on our board of directors given his substantial experience as an investor in emerging biopharmaceutical and life sciences companies as well as his experience serving on the boards of directors of multiple public and private biopharmaceutical companies.

Jay Flatley has served as a member of our board of directors since April 2015. Mr. Flatley served as the Chairman and Acting Chief Executive Officer of Zymergen Inc. until it was acquired by Gingko Bioworks in 2022. Mr. Flatley previously spent over 20 years serving in various leadership roles at Illumina, Inc., a public company focused on sequencing- and array-based solutions for genetic analysis. His roles included Chairman of the board of directors from January 2020 to May 2021, Executive Chairman from July 2016 to January 2020, Chief Executive Officer from December 2013 to July 2016, and Chief Executive Officer and President from October 1999 to December 2013. Prior to joining Illumina, Mr. Flatley was co-founder, President, Chief Executive Officer, and a director of Molecular Dynamics, a life sciences company focused on genetic discovery and analysis, from July 1994 until its sale to Amersham Pharmacia Biotech in September 1998. Mr. Flatley also serves as Chairman of the Wellcome Trust Leap Fund, and is on the board of directors at Cellanome, Iridia, and Rivian Automotive, on the board of trustees for The Salk Institute, and is an Advisory Board member for UC San Diego's Moores Cancer Center. Mr. Flatley previously served on the board of directors of Juno Therapeutics and Coherent Inc. Mr. Flatley received his B.S. and M.S. in industrial engineering from Stanford University and his B.A. in economics from Claremont McKenna College.

We believe Mr. Flatley is qualified to serve on our board of directors because of his extensive background in the life sciences industry and leadership experience as a senior executive of companies in the life sciences industry.

Marc Tessier-Lavigne, Ph.D. is one of our co-founders and has served as a member of our board of directors since March 2015. From March 2015 to August 2016, Dr. Tessier-Lavigne served as the Chairman of our board of directors. Since September 2016, Dr. Tessier-Lavigne has served as President of Stanford University. From March 2011 to September 2016, he served as President of The Rockefeller University, as well as professor and head of the Laboratory of Brain Development and Repair. From September 2003 to March 2011, Dr. Tessier-Lavigne served in positions of increasing responsibility at Genentech, where in 2009 he was named Executive Vice President for Research and Chief Scientific Officer. He currently serves on the board of directors of Regeneron Pharmaceuticals. Previously, he served on the boards of directors of Pfizer, Juno Therapeutics and Agios Pharmaceuticals. Dr. Tessier-Lavigne received his Ph.D. in neurophysiology from University College London, his B.A. in philosophy and physiology from Oxford University and his B.Sc. in physics from McGill University. He conducted postdoctoral work at the MRC Developmental Neurobiology Unit in London and at Columbia University.

We believe Dr. Tessier-Lavigne is qualified to serve on our board of directors because of his pioneering research, scientific knowledge, experience as one of our co-founders, service on boards of directors of public companies in the life sciences industry and leadership in the biotechnology industry.

Nancy A. Thornberry has served on our board of directors since January 2021. Ms. Thornberry served as Chief Executive Officer of Kallyope, Inc. from November 2015 until October 2021, and currently serves on its board of directors and as Chair, R&D. Ms. Thornberry also serves on the boards of Schrödinger, a public company, and NY Genome Center, a non-profit institution; she previously served on the board of Intarcia Therapeutics. Between August 2013 and October 2015, Ms. Thornberry was self-employed as a consultant to companies in the biotechnology and pharmaceutical industries. Prior to that, Ms. Thornberry spent over 30 years at Merck, a pharmaceutical company, where she held a variety of positions including Senior Vice President and Franchise Head, Diabetes and Endocrinology, from April 2011 to July 2013, Senior Vice President and Franchise Head, Diabetes and Obesity, from September 2009 to April 2011, Vice President, Worldwide Basic Research Head, Diabetes and obesity, from February 2007 to September 2009 and Executive Director, Metabolic Disorders, from 2004 to February 2007, among other positions. Ms. Thornberry received a B.S. in Chemistry and Biology from Muhlenberg College.

We believe Ms. Thornberry is qualified to serve on our board of directors because of her extensive scientific background and experience in the life sciences industry.

Vicki Sato, Ph.D. has served as a member of our board of directors since April 2015 and as Chairperson of our board of directors since August 2016. Currently she is a Venture Partner at ARCH Venture Capital. From September 2006 until July 2017, Dr. Sato served as a Professor of Management Practice at Harvard Business School. From July 2005 until October 2015, she also had an appointment as Professor of the Practice in the Department of Molecular and Cell Biology at Harvard University. From September 2000 to May 2005, Dr. Sato served as the President of Vertex Pharmaceuticals, a pharmaceutical company, with general management responsibility for business and corporate development, commercial operations, legal and finance, in addition to research and development. From 1992 until 2000, she served as the Chief Scientific Officer and Senior Vice President of Research and Development of Vertex Pharmaceuticals. Dr. Sato joined Vertex Pharmaceuticals in 1992, after serving as Vice President of Research at Biogen, a biotechnology company, where she also served as a member of the Scientific Board. Dr. Sato serves on the boards of directors of Allogene Therapeutics, Vir Biotechnology, Inc., and Akouos, Inc. (until their acquisition in December 2022), each of which is a public company, and on the boards of directors of multiple private companies. She previously served on the board of directors of Bristol-Myers Squibb Company until May 2021, BorgWarner Corporation until April 2021, PerkinElmer until April 2017 and the board of directors of Syros Pharmaceuticals until December 2019. Dr. Sato received her A.M. and Ph.D. degrees from Harvard University and her A.B. in biology from Radcliffe College.

We believe Dr. Sato is qualified to serve on our board of directors because of her extensive industry experience and leadership experience as a senior executive and director of several life sciences companies.

Erik Harris has served as a member of our board of directors since February 2022. Erik Harris currently serves as the Chief Commercial Officer and Executive Vice President of Ultragenyx Pharmaceutical Inc., a biopharmaceutical company focused on the development of a diverse portfolio of therapies for patients with rare and ultra-rare genetic diseases. Prior to his appointment as Chief Commercial Officer, Mr. Harris served as the Senior Vice President and Head of North American Commercial Operations at Ultragenyx from July 2017 to June 2019. Mr. Harris's prior business experience includes six years at Crescendo Bioscience, a molecular diagnostic company, most recently as Vice President of Commercial. Earlier in his career, Mr. Harris served as Vice President of Marketing at Intermune, Inc. and also held positions in the commercial organizations at Elan Pharmaceuticals, Inc., Genentech, Inc., and Bristol-Myers Squibb Company. At the start of his professional career, Mr. Harris served as a Lieutenant Commander in Naval Aviation and Congressional Fellow for the United States Navy. Mr. Harris received his Masters of Business Administration at the Wharton School of Business, and Bachelor of Science at the United States Naval Academy.

We believe Mr. Harris is qualified to serve on our board of directors because of his extensive industry experience and leadership experience as a chief commercial officer and senior vice president of several life sciences companies.

Peter Klein has served as a member of our board of directors since March 2018. Mr. Klein served as Chief Financial Officer of William Morris Endeavor Entertainment, LLC ("WME"), a marketing firm, from January 2014 to June 2014. Prior to joining WME, Mr. Klein spent over 11 years at Microsoft Corporation, including serving as Chief Financial Officer from November 2009 until May 2013. Mr. Klein currently serves on the boards of directors of F5 Inc., a software company, Accolade, Inc., a personalized healthcare company, and Sarcos Technology and Robotics Corporation. Mr. Klein previously served on the board of directors of Apptio, Inc. Mr. Klein holds a B.A. in history from Yale University and an M.B.A. from the University of Washington.

We believe Mr. Klein's extensive experience as a senior finance executive, including as the chief financial officer of one of the world's largest companies, qualifies him to serve on our board.

New Director

Steve E. Krognes served as Chief Financial Officer and Treasurer of Denali Therapeutics from October 2015 until April 30, 2022; on May 1, 2022 he was appointed to the board of directors. Mr. Krognes joined Denali from Genentech, where he served as Chief Financial Officer and a member of the Executive Committee from April 2009 to September 2015. Mr. Krognes also oversaw Genentech's Site Services organization between 2011 and 2015, and Genentech's IT organization between 2009 and 2011. He chaired the Genentech Access to Care Foundation between 2009 and 2015. From January 2004 to April 2009, Mr. Krognes served as Head of Mergers & Acquisitions and a member of the Finance Executive Committee at Roche, a Swiss biotechnology company. From July 2002 to December 2003, Mr. Krognes served as Director of M&A at Danske Bank based in Norway. Mr. Krognes currently serves as a director at Guardant Health, Gritstone bio, Inc. and Argenx SE, and previously served on the board at Corvus Pharmaceuticals, Inc. Mr. Krognes served as a board member of the California Life Science Association between 2010 and 2015 and California Academy of Sciences from 2014 to 2018. He received his M.B.A. from Harvard Business School and his B.S. in Economics from The Wharton School of the University of Pennsylvania.

We believe Mr. Krognes' extensive experience as a senior finance executive, including as the chief financial officer of both Genentech and Denali, qualifies him to serve on our board.

Director Independence

Our common stock is listed on The Nasdaq Global Select Market ("Nasdaq"). Under the Nasdaq rules, independent directors must comprise a majority of a listed company's board of directors within a specified period after the completion of its initial public offering. In addition, the Nasdaq rules require that, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating and governance committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Exchange Act. Under the Nasdaq rules, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered independent for purposes of Rule 10A-3 and under the Nasdaq rules, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of our audit committee, our board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the Nasdaq rules, the board of directors must affirmatively determine that the member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

Our board of directors has undertaken a review of its composition, the composition of its committees, and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his background, employment, and affiliations, including family relationships, our board of directors has determined that none of Mses. Cook and Thornberry, Messrs. Flatley, Harris and Klein, and Drs. Cole, Sato, Schenkein, and Tessier-Lavigne, representing nine of our eleven directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that each of these directors and the director nominee is "independent" as that term is defined under the Nasdaq rules. Dr. Watts, our Chief Executive Officer, and Mr. Krognes, our former Chief Financial Officer, are not considered independent under Nasdaq's independence standards. Our board of directors also determined that Messrs. Klein (chairperson), Flatley, and Harris, who comprise our audit committee, and Mr. Flatley (chairperson), Dr. Cole, and Ms. Thornberry, who comprise our compensation committee, satisfy the independence standards for committee members established by applicable SEC rules and the Nasdaq listing standards.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled "Related Party Transactions."

There are no family relationships among any of our directors or executive officers.

Board Composition

Board Leadership Structure

Our board of directors is currently chaired by Dr. Sato. As a general policy, our board of directors believes that separation of the positions of Chairperson and Chief Executive Officer reinforces the independence of the board of directors from management, creates an environment that encourages objective oversight of management's performance, and enhances the effectiveness of the board of directors as a whole. As such, Dr. Watts serves as our President and Chief Executive Officer while Dr. Sato serves as our Chairperson of the board of directors but is not an officer. We expect and intend the positions of Chairperson of the board of directors and Chief Executive Officer to continue to be held by two individuals in the future.

Board Diversity

Although we do not have a specific policy with respect to Board diversity, as part of our Board recruitment efforts, our Corporate Governance and Nominating Committee seeks out candidates who can contribute to the diversity of views and perspectives of the Board, which includes seeking out individuals of diverse ethnicities, a balance in terms of gender, and individuals with diverse perspectives informed by other personal and professional experiences.

The following table presents summary information about the composition of our Board, as self-disclosed by our directors. Each of the categories in the table has the meaning set forth in Nasdaq Rule 5605(f).

Board Diversity Matrix (As of March 31, 2023)				
Board Size:				
Total Number of Directors	11			
	Female	**Male**	**Non-Binary**	**Did not Disclose Gender**
Gender Identity				
Directors	3	8	—	—
Demographic Background				
African American or Black	—	1	—	—
Asian (other than South Asian)	1	—	—	—
White	2	7	—	—
Did Not Disclose Demographic Background	—			

Board Meetings and Committees

During 2022, our board of directors held four meetings (including regularly scheduled and special meetings), and each director attended at least 75% of the aggregate of (i) the total number of meetings of our board of directors held during the period for which he or she served as a director and (ii) the total number of meetings held by all committees of our board of directors on which he or she served during the periods that he or she served.

It is the policy of our board of directors to regularly have separate meeting times for independent directors without management. Although we do not have a formal policy regarding attendance by members of our board of directors at annual meetings of stockholders, we encourage, but do not require, our directors to attend. Six directors attended our 2022 annual meeting of stockholders.

We have established an audit committee, a compensation committee and a corporate governance and nominating committee. We believe that the composition of these committees meets the criteria for independence under, and the functioning of these committees comply with the requirements of, the Sarbanes-Oxley Act of 2002, the Nasdaq rules, and SEC rules and regulations. The following table sets forth information regarding the current membership of our board of directors and committees of the board of directors.

Director	Independence	Board	Audit Committee	Compensation Committee	Corporate Governance & Nominating	2022 Meeting Attendance [1]
Vicki Sato, Ph.D.	✔	Chairperson of the Board			Member	86%
Douglas Cole, M.D.	✔	Member		Member		100%
Jennifer Cook	✔	Member			Chairperson	100%
Jay Flatley	✔	Member	Member	Chairperson		92%
Erik Harris	✔	Member	Member			88%
Peter Klein	✔	Member	Chairperson			100%
Steve E. Krognes [2]		Member				100%
Robert Nelsen [2]	✔	Member				100%
David Schenkein, M.D.	✔	Member			Member	88%
Marc Tessier-Lavigne, Ph.D.	✔	Member			Member	100%
Nancy A. Thornberry	✔	Member		Member		88%
Ryan J. Watts, Ph.D.		Member				100%
2022 Meetings		4	5	4	3	

🧍 **CHAIRPERSON**   👥 **MEMBER**   ☆ **CHAIRPERSON OF THE BOARD**

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(1)   Includes meetings of the board of directors and meetings of each committee of the board while the director served on the board and such committee, respectively.

(2)   Mr. Nelsen served on the board of directors until June 2, 2022. Mr. Krognes joined our board of directors as of May 1, 2022 upon transition from his role as Chief Financial Officer.

Each committee has the responsibilities described below.

Audit Committee

The members of our audit committee are detailed in the table above. All members of our audit committee meet the requirements for independence and financial literacy of audit committee members under Nasdaq listing standards and SEC rules and regulations. Our audit committee chairperson, Mr. Klein, is our audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses financial sophistication, as defined under Nasdaq listing standards.

The responsibilities of our audit committee include, among other things:

- selecting and hiring the independent registered public accounting firm to audit our financial statements;

- helping to ensure the independence and performance of the independent registered public accounting firm;

- pre-approving all audit and non-audit services and fees;

- reviewing financial statements and discussing with management and the independent registered public accounting firm our annual audited and quarterly consolidated financial statements, the results of the independent audit and the quarterly reviews, and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

- preparing the audit committee report that the SEC requires to be included in our annual proxy statement;

- reviewing reports and communications from the independent registered public accounting firm;

- reviewing the adequacy and effectiveness of our internal controls and disclosure controls and procedures;

- reviewing our policies on risk assessment and risk management;

- reviewing cybersecurity risk and compliance;

- reviewing related party transactions; and

- establishing and overseeing procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and Nasdaq listing requirements. A copy of the charter of our audit committee is available on our website at https://denalitherapeutics.com/investors in the Corporate Governance section of our Investor & Media Relations web page.

Compensation Committee

The members of our compensation committee are detailed in the table above. All members of our compensation committee meet the requirements for independence under current Nasdaq listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The purpose of our compensation committee is to oversee our compensation policies, plans and benefit programs and to discharge the responsibilities of our board of directors relating to compensation of our executive officers. The responsibilities of our compensation committee include, among other things:

- overseeing our overall compensation philosophy and compensation policies, plans and benefit programs;

- reviewing and approving or recommending to the board of directors for approval compensation for our executive officers and directors;

- preparing the compensation committee report that the SEC will require to be included in our annual proxy statement; and

- administering our equity compensation plans.

Our compensation committee operates under a written charter that satisfies the Nasdaq listing standards. A copy of the charter of our compensation committee is available on our website at https://denalitherapeutics.com/investors in the Corporate Governance section of our Investor & Media Relations web page.

Corporate Governance and Nominating Committee

The members of our corporate governance and nominating committee are detailed in the table above. All members of our corporate governance and nominating committee meet the requirements for independence under the Nasdaq listing standards and SEC rules and regulations. The responsibilities of our corporate governance and nominating committee include, among other things:

- identifying, evaluating and making recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

- considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

- reviewing developments in corporate governance practices;

- evaluating the adequacy of our corporate governance practices and reporting; and

- evaluating the performance of our board of directors and of individual directors.

Our corporate governance and nominating committee operates under a written charter that satisfies the Nasdaq listing standards. A copy of the charter of our corporate governance and nominating committee is available on our website at https://denalitherapeutics.com/investors in the Corporate Governance section of our Investor & Media Relations web page.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2022, Dr. Tessier-Lavigne, Mr. Flatley, Dr. Cole, and Ms. Thornberry served on our compensation committee. None of the members of our compensation committee is or has at any time been an officer or was during 2022 an employee of our Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Considerations in Evaluating Director Nominees

It is the policy of the corporate governance and nominating committee of our board of directors to consider recommendations for candidates to our board of directors from stockholders holding no less than one percent (1%) of the outstanding shares of the Company's common stock continuously for at least 12 months prior to the date of the submission of the recommendation or nomination.

The corporate governance and nominating committee will use the following procedures to identify and evaluate any individual recommended or offered for nomination to our board of directors:

- The corporate governance and nominating committee will consider candidates recommended by stockholders in the same manner as candidates recommended to the corporate governance and nominating committee from other sources.

- In its evaluation of director candidates, including the members of our board of directors eligible for re-election, the corporate governance and nominating committee will consider the following:

  ◦ The current size and composition of our board of directors and the needs of our board of directors and the respective committees of our board of directors.

- Such factors as character, integrity, judgment, diversity of experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest, other commitments and the like. The corporate governance and nominating committee evaluates these factors, among others, and does not assign any particular weighting or priority to any of these factors.

- Other factors that the corporate governance and nominating committee deems appropriate.

- The corporate governance and nominating committee requires the following minimum qualifications to be satisfied by any nominee for a position on our board of directors:

  - The highest personal and professional ethics and integrity.

  - Proven achievement and competence in the nominee's field and the ability to exercise sound business judgment.

  - Skills that are complementary to those of the existing board of directors.

  - The ability to assist and support management and make significant contributions to the Company's success.

  - An understanding of the fiduciary responsibilities that is required of a member of our board of directors and the commitment of time and energy necessary to diligently carry out those responsibilities.

  - If the corporate governance and nominating committee determines that an additional or replacement director is required, the corporate governance and nominating committee may take such measures that it considers appropriate in connection with its evaluation of a director candidate, including candidate interviews, inquiry of the person or persons making the recommendation or nomination, engagement of an outside search firm to gather additional information, or reliance on the knowledge of the members of the corporate governance and nominating committee, our board of directors or management.

The corporate governance and nominating committee may propose to our board of directors a candidate recommended or offered for nomination by a stockholder as a nominee for election to our board of directors. In the future, the corporate governance and nominating committee may pay fees to third parties to assist in identifying or evaluating director candidates.

Stockholder Recommendations for Nominations to the Board of Directors

A stockholder that wants to recommend a candidate for election to our board of directors should direct the recommendation in writing by letter to the Company, attention of the Secretary, at Denali Therapeutics Inc., 161 Oyster Point Blvd., South San Francisco, California 94080. The recommendation must include the candidate's name, home and business contact information, detailed biographical data, relevant qualifications, a signed letter from the candidate confirming willingness to serve, information regarding any relationships between the candidate and the Company, and evidence of the recommending stockholder's ownership of Company stock. Such recommendations must also include a statement from the recommending stockholder in support of the candidate, particularly within the context of the criteria for board membership, including issues of character, integrity, judgment, diversity of experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest, other commitments and the like and personal references.

A stockholder that instead desires to nominate a person directly for election to our board of directors at an annual meeting of the stockholders must meet the deadlines and other requirements set forth in Section 2.4 of the Company's bylaws and the rules and regulations of the SEC. Section 2.4 of the Company's bylaws requires that a stockholder who seeks to nominate a candidate for director must provide a written notice to the Secretary of the Company not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which the corporation first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year's annual meeting; *provided*, *however*, that in the event that no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the previous year's annual meeting, then, for notice by the stockholder to be timely, it must be so received by the Secretary of the Company not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting, or (ii) the 10th day following the day on which Public Announcement (as defined below) of the date of such annual meeting is first made. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder's notice. "Public Announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press, or a comparable national news service or in a document publicly filed by the corporation with the SEC pursuant to Section 13, 14, or 15(d) of the Exchange Act, or any successor thereto.

Communications with the Board of Directors

Our board of directors believes that management speaks for Denali Therapeutics Inc. Individual board members may, from time to time, communicate with various constituencies that are involved with the Company, but it is expected that board members would do this with knowledge of management and, in most instances, only at the request of management.

In cases where stockholders and other interested parties wish to communicate directly with our non-management directors, messages can be sent to our Secretary, at Denali Therapeutics Inc., 161 Oyster Point Blvd., South San Francisco, California 94080. Our Secretary monitors these communications and will provide a summary of all received messages to the board of directors at each regularly scheduled meeting of the board of directors. Our board of directors generally meets on a quarterly basis. Where the nature of a communication warrants, our Secretary may determine, in his or her judgment, to obtain the more immediate attention of the appropriate committee of the board or non-management director, of independent advisors or of Company management, as our Secretary considers appropriate.

Our Secretary may decide in the exercise of his or her judgment whether a response to any stockholder or interested party communication is necessary.

This procedure for stockholder and other interested party communications with the non-management directors is administered by the Company's corporate governance and nominating committee. This procedure does not apply to (a) communications to non-management directors from officers or directors of the Company who are stockholders, (b) stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act, or (c) communications to our audit committee pursuant to the Complaint Procedures for Accounting and Auditing Matters.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our board of directors has adopted Corporate Governance Guidelines. These guidelines address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. In addition, our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Operating and Financial Officer, and other executive and senior financial officers. The full text of our Corporate Governance Guidelines and our Code of Business Conduct and Ethics is posted on our website at https://denalitherapeutics.com/investors in the Corporate Governance section of our Investor & Media Relations web page. We intend to post any amendments to our Code of Business Conduct and Ethics, and any waivers of our Code of Business Conduct and Ethics for directors and executive officers, on the same website.

Director Stock Ownership Guidelines

Our non-employee directors are subject to stock ownership guidelines to promote the ongoing alignment of the interests of our directors with the long-term interests of our stockholders. Our guidelines require that each non-employee director own a number of shares of our common stock or other qualifying Company equity with a value equal to at least three times such director's annual cash retainer for service on our board, and maintain that minimum ownership throughout his or her tenure on our board. Each non-employee director is required to comply with our stock ownership guidelines by the later of April 16, 2026, which is the fifth anniversary of the effective date of the adoption of the guidelines, or the fifth anniversary of such director's initial appointment or election to our board of directors. If the annual retainer for Board service is increased, each non-employee director will have until the later of the deadline in the prior sentence or two years from the date of such increase to satisfy the portion of the requirement attributable to the retainer increase. Until a non-employee director has satisfied the applicable level of ownership, and during any period in which the director ceases to satisfy the applicable level of ownership, such director may generally not sell or transfer more than fifty percent (50%) of the net shares received from any equity award granted to the non-employee director or derived from such director's other direct holdings. At the discretion of our compensation committee, the stock ownership requirements may be waived for non-employee directors joining our board of directors from government, academia, or similar professions and may be temporarily suspended if the requirements would create severe hardship or prevent the non-employee director from complying with a court order.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight.

A summary of the key areas of risk oversight responsibility of our board of directors and each of its committees is set forth below:

Board or Committee		Area of Risk Oversight
Board	* * *	Monitoring and assessing strategic risks Research and development activities, clinical development, drug safety and intellectual property Risk management policies, guidelines and practices implemented by Company management
Audit Committee	* * * * *	Financial, accounting, disclosure and corporate compliance, including the steps management has taken to monitor and control these exposures, and oversight of internal and external audit Information security and cybersecurity risks Guidelines and policies with respect to risk assessment and risk management Compliance with legal and regulatory requirements Related party transactions
Compensation Committee	*	Compensation policies and practices, including whether such policies and practices balance risk-taking and rewards in an appropriate manner as discussed further below
Corporate Governance and Nominating Committee	*	Effectiveness of corporate governance guidelines, including board succession, director independence and potential conflicts of interest

Compensation Risk Assessment

The Compensation Discussion and Analysis (CD&A) section of this Proxy Statement describes our compensation policies, programs and practices for our named executive officers. Our goal-setting, performance assessment and compensation decision-making processes described in the CD&A generally apply to all employees. In the CD&A, we describe compensation committee and independent compensation consultant involvement, which act as risk-mitigation controls for our executive compensation programs. Our compensation committee also considers risks arising from the Company's compensation plans and arrangements more generally, including whether these plans and programs have or are likely to encourage excessive risk taking. After consideration, our compensation committee determined that risks arising from the Company's compensation plans and arrangements are not likely to give rise to a material adverse effect on the Company's business.

Corporate Responsibility

Community

Denali Therapeutics supports the work of organizations that have complementary missions and are aligned with our therapeutic areas of interest. This includes advocacy organizations making a difference across the following disease areas: amyotrophic lateral sclerosis (ALS), Alzheimer's disease, frontotemporal dementia, Lysosomal storage diseases such as MPS, Parkinson's disease, and other neurodegenerative disorders.

Workplace

At Denali we strive to create a work environment that supports employees in achieving both their personal and professional goals. Our working environment is guided by the core Denali values of trust, growth, grit and unity, and reinforced by developing quality leadership, fostering diversity and inclusion, and emphasizing continuous growth.

- **Compensation.** Our values-driven culture is complemented by an attractive total compensation package that is designed to motivate employees to perform to the best of their abilities; we believe this will, in turn, contribute to the value and success of our Company. Denali's incentive plans serve to attract and retain employees through the granting of stock-based and cash-based compensation awards. Employees are eligible for annual bonuses that are tied to meeting individual and Company goals. We also offer a generous and flexible benefits package that helps our employees to take care of themselves and their families, which in turn enables them to devote their energies to defeating degeneration.

- **Health and Safety.** Our health and safety programs are designed around global standards with specifications addressing regulations, specific hazards, and the unique working environment of our operations. We mandate employee health and safety training and ergonomic assessments, and require specialized training for all lab-based employees. We conduct regular internal safety audits to ensure that proper safety policies and program procedures are in place. We conduct regular internal safety audits to ensure that proper safety policies and program procedures are in place. In addition, we engage both internal and third-party compliance assessments and audit selected operations for adherence to health and safety standards. Denali's safety programs have been highly effective: since we commenced operations in 2015, we have had zero reportable regulatory safety incidents.

  During the COVID-19 pandemic, we created a Denali Continuity Team (DCT) responsible for COVID-related safety initiatives, including workplace social distancing directives, work from home guidance, and ensuring access to PPE and testing. DCT monitored local, state, and national guidance to ensure compliance and performed employee tracing. Despite the lab-based employees continuing to work in person, we had no confirmed inter-office COVID transmission cases in 2021 or 2022, based on adherence to our safety initiatives.

- **Diversity and Inclusion.** Denali embraces differences and acknowledges the valuable perspectives that a diverse and inclusive workforce brings to problem-solving and innovation. Our Unity in Diversity team spearheads action-oriented diversity programs, such as social responsibility through community leadership and volunteerism and creation of a safe place for expression and ideas. The Diversity team regularly invites prominent biotech leaders to speak at the company-wide meetings on issues of diversity within the scientific community; past topics have included access to health care in minority communities and the importance of patient diversity in clinical trials. Further, our STEM Outreach Program seeks to expand outreach to underrepresented minority groups by partnering with organizations such as the Bay Area Science Festival, Oakland REACH, and the Project Scientist Partnership.

  As part of our plan to create a more inclusive workplace, we have adopted a zero tolerance policy towards harassment and discrimination and created safe avenues for employees to submit complaints, including a whistleblower hotline and a formal complaint system that facilitates direct reporting to our Human Resources Department.

- **Training and Development.** We believe training and development are an important part of creating a safe, productive, fair, and equitable environment. Each employee is assigned regular trainings that are relevant to either their specific role or broader corporate policies, such as cybersecurity best practices or insider trading prohibitions. Managers are given training to hone their supervisory skills and better support their employees' development; they are, in turn, accountable for guiding the development of a personal and professional growth plan for each employee. For employees wishing to further develop their professional expertise, Denali offers education assistance for approved degree programs.

- **Flexible Work Options.** The global pandemic has accelerated our capabilities and culture with respect to flexible work arrangements. Denali values workplace flexibility and hybrid ways of working, and has introduced a policy which we believe balances more workplace flexibility with time together to collaborate and connect in person. We employ enhanced tools and technology designed to help us optimize productivity and collaboration while facilitating a hybrid work environment for our diverse workforce.

Environment

At Denali, we strive to manage our operations is a way that is sustainable and reduces our impact on the environment. Denali has in place a Green Alternative program which provides researchers with information on suitable alternative chemicals that have a lower environmental impact for common solvents. Additionally, several waste streams have been segregated on-site for proper disposal or recycling, such as containers, food waste, plastics, styrofoam, and glass chemical containers, to maximize recycling and composting. Lab wastes have been routed from landfill disposal to waste-to-energy programs. Where feasible, we procure and use eco-conscious and compostable or reusable kitchen and office supplies. In addition, our permanent adoption of a hybrid remote work policy enables our employees to further reduce the environmental impact of their commutes.

Cybersecurity

Denali's approach to cybersecurity seeks to defend the confidentiality, integrity and availability of our systems and information for our people and our patients. Cybersecurity risk oversight is conducted by Denali's Audit Committee. As part of the cybersecurity risk program the Audit Committee is briefed on a quarterly basis by the Head of IT with updates to the full board of directors as needed. Previously discussed topics have included identification of potential cyber threats, certain trending vulnerabilities and mitigation efforts associated with Denali's business and the potential impact to operations. The program considers the use of established cybersecurity frameworks, administrative (including policy, process, and awareness training), technical, and physical controls, and organizational communications. We conduct annual security awareness training, periodic simulated social engineering practices and have established protocols to escalate cybersecurity incidents from identification through remediation. Performance in cybersecurity controls for compliance-related systems are periodically reviewed by our internal audit functions as well as independent auditors. The Company currently carries cybersecurity insurance for certain security events. Within the last three years, we have not experienced any material information security breaches.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Our board of directors is currently composed of 11 members. In accordance with our certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms. At the Annual Meeting, three Class III directors will be elected for a three-year term to succeed the same class whose term is then expiring.

Each director's term continues until the election and qualification of such director's successor, or such director's earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company.

Nominees

Our corporate governance and nominating committee has recommended, and our board of directors has approved, Ms. Cook, and Drs. Schenkein and Watts as nominees for election as Class III directors at the Annual Meeting. If elected, each of Ms. Cook, and Drs. Schenkein and Watts, will serve as Class III directors until the 2026 annual meeting of stockholders or until their successors are duly elected and qualified. Each of the nominees is currently a director of our Company. For information concerning the nominees, see "Board of Directors and Corporate Governance."

If you are a stockholder of record and you sign your proxy card or vote over the Internet or by telephone but do not give instructions with respect to the voting of directors, your shares will be voted for the election of Ms. Cook, and Drs. Schenkein and Watts. We expect that Ms. Cook, and Drs. Schenkein and Watts will accept such nomination; however, in the event that a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by our board of directors to fill such vacancy. If you are a beneficial owner of shares of our common stock and you do not give voting instructions to your broker, bank, or other nominee, then your broker, bank, or other nominee will leave your shares unvoted on this matter.

Vote Required

The election of Class III directors requires a plurality vote of the shares of our common stock present in person or by proxy at the Annual Meeting and entitled to vote thereon to be approved. Accordingly, the three nominees receiving the highest number of votes cast "FOR" will be elected. Any shares voted "WITHHOLD" and broker non-votes are not considered votes cast for the foregoing purpose and will have no effect on the outcome of the election.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE THREE DIRECTORS NOMINATED BY OUR BOARD OF DIRECTORS AND NAMED IN THIS PROXY STATEMENT AS CLASS III DIRECTORS TO SERVE FOR A THREE-YEAR TERM.

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our audit committee has appointed Ernst & Young LLP, as our independent registered public accounting firm to audit our consolidated financial statements for our fiscal year ending December 31, 2023. Ernst & Young LLP has served as our independent registered public accounting firm since 2015.

At the Annual Meeting, stockholders are being asked to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023. Stockholder ratification of the appointment of Ernst & Young LLP is not required by our bylaws or other applicable legal requirements. However, our board of directors is submitting the appointment of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate governance. In the event that this appointment is not ratified by the affirmative vote of a majority of the shares present in person or by proxy at the Annual Meeting and entitled to vote, such appointment will be reconsidered by our audit committee. Even if the appointment is ratified, our audit committee, in its sole discretion, may appoint another independent registered public accounting firm at any time during our fiscal year ending December 31, 2023 if our audit committee believes that such a change would be in the best interests of Denali and its stockholders. If the appointment is not ratified by our stockholders, the audit committee may reconsider whether it should appoint another independent registered public accounting firm. A representative of Ernst & Young LLP is expected to be present at the Annual Meeting, will have an opportunity to make a statement if he or she wishes to do so, and is expected to be available to respond to appropriate questions from stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to us by Ernst & Young LLP for our fiscal years ended December 31, 2022 and 2021.

	2022	2021
Audit Fees[1]	$ 1,809,250	$ 1,359,750
Audit-Related Fees[2]	—	—
Tax Fees[3]	—	—
Total Fees	$ 1,809,250	$ 1,359,750

[1] Audit Fees consist of fees for professional services for the audit of our annual consolidated financial statements, including internal control attestation, the review of interim financial statements, statutory audits, and related services that are normally provided in connection with registration statements, including comfort letters and consents. The Audit Fees for the fiscal year ended December 31, 2022 include fees associated with our follow-on offering completed in October 2022.

[2] Audit-Related Fees include fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements. There were no Audit-Related Fees incurred in 2022 or 2021.

[3] Tax Fees include fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. There were no Tax Fees incurred in 2022 or 2021.

Auditor Independence

In 2022, there were no other professional services provided by Ernst & Young LLP that would have required our audit committee to consider their compatibility with maintaining the independence of Ernst & Young LLP.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee has established a policy governing our use of the services of our independent registered public accounting firm. Under the policy, our audit committee is required to pre-approve all audit and permissible non-audit services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair such accounting firm's independence. All fees paid to Ernst & Young LLP for our fiscal years ended December 31, 2021 and 2022 were pre-approved by our audit committee.

Vote Required

The ratification of the appointment of Ernst & Young LLP requires the affirmative vote of a majority of the shares of our common stock present in person or by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote AGAINST the proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR OUR FISCAL YEAR ENDING DECEMBER 31, 2023.

PROPOSAL NO. 3
ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), and SEC rules, we are providing our stockholders the opportunity to vote to approve, on an advisory and non-binding basis, the compensation of our named executive officers. We are asking our stockholders to provide an advisory vote to approve the compensation of our named executive officers as described in this proxy statement, including the Compensation Discussion and Analysis section, along with the accompanying compensation tables and narrative disclosures. This proposal, commonly known as a "say-on-pay" vote, gives our stockholders the opportunity to express their views on the compensation of our named executive officers.

The "say-on-pay" vote is advisory, and as such is not binding on the Company, but it does provide the compensation committee with valuable information regarding investor sentiment about our executive compensation policies and programs, which our compensation committee will be able to consider when determining executive compensation in the future.

Please see the Compensation Discussion and Analysis section of this proxy statement, the accompanying compensation tables and the narrative disclosures for greater detail about our executive compensation programs, including information about the fiscal year 2022 compensation of our named executive officers. We believe that our executive compensation programs have been effective in achieving long-term alignment of management and stockholder interests, consistent with the Company's philosophy on pay and performance.

We ask that you vote "FOR" the following resolution:

RESOLVED: That the stockholders of Denali Therapeutics Inc. hereby approve, on an advisory basis, the compensation of the named executive officers, including the Compensation Discussion and Analysis, compensation tables and the narrative discussion, as disclosed in the proxy statement furnished for the 2023 Annual Meeting of Stockholders pursuant to the compensation disclosure rules and regulations of the U.S. Securities and Exchange Commission.

Vote Required

Approval, on an advisory basis, of named executive officer compensation requires the affirmative vote of a majority of the shares of our common stock present in person or by proxy at the Annual Meeting. Unless otherwise indicated, proxies received will be voted "FOR" approval, on an advisory basis, of named executive officer compensation.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

COMMITTEE REPORTS

The following reports of the compensation committee and audit committee do not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other filing by Denali under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, through any general statement incorporating by reference in its entirety the proxy statement in which the following reports appears, except to the extent that Denali specifically incorporates a committee report or a portion of it by reference in such filing.

Compensation Committee Report

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with Denali's management. Based on this review and discussion, the compensation committee has recommended to the board of directors that the Compensation Discussion and Analysis be included in Denali's proxy statement.

Jay Flatley (Chairperson)
Douglas Cole, M.D.
Nancy Thornberry

Audit Committee Report

The audit committee serves as the representative of our board of directors with respect to its oversight of:

- our accounting and financial reporting processes and the audit of our financial statements;

- the integrity of our consolidated financial statements;

- our compliance with legal and regulatory requirements;

- reviewing our policies for risk assessment and risk management, and assessing the steps management has taken to control these risks, which includes oversight related to significant risks in the areas of finance, accounting, disclosure, corporate compliance, and cybersecurity; and

- the independent registered public accounting firm's appointment, qualifications and independence.

The audit committee also reviews the performance of our independent registered public accounting firm, Ernst & Young LLP, in the annual audit of our financial statements and in assignments unrelated to the audit, and reviews the independent registered public accounting firm's fees.

The audit committee is composed of three non-employee directors. Our board of directors has determined that each member of the audit committee is independent and that Mr. Klein qualifies as an "audit committee financial expert" under the SEC rules.

The audit committee provides our board of directors such information and materials as it may deem necessary to make our board of directors aware of financial matters requiring the attention of our board of directors. The audit committee reviews our financial disclosures and meets privately, outside the presence of our management, with our independent registered public accounting firm. In fulfilling its oversight responsibilities, the audit committee reviewed and discussed the audited financial statements in our 2022 Annual Report with management, including a discussion of the quality and substance of the accounting principles, the reasonableness of significant judgments made in connection with the audited financial statements, and the clarity of disclosures in the financial statements. The audit committee reports on these meetings to our board of directors.

The audit committee has reviewed and discussed the Company's audited consolidated financial statements with management and Ernst & Young LLP, the Company's independent registered public accounting firm. The audit committee has discussed with Ernst & Young LLP the matters required to be discussed by Auditing Standard No. 1301, *Communications with Audit Committees*, issued by the Public Company Accounting Oversight Board ("PCAOB").

The audit committee has received and reviewed the written disclosures and the letter from Ernst & Young LLP required by the applicable requirements of the PCAOB regarding Ernst & Young LLP's communications with the audit committee concerning independence, and has discussed with Ernst & Young LLP its independence. In addition, the audit committee has discussed with Ernst & Young LLP its independence from management and the Company, including matters in the letter from Ernst & Young LLP required by PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, and considered the compatibility of non-audit services with Ernst & Young LLP's independence.

Based on the review and discussions referred to above, the audit committee recommended to our board of directors that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for filing with the Securities and Exchange Commission. The audit committee also has selected Ernst & Young LLP as the independent registered public accounting firm for fiscal year ending December 31, 2023. Our board of directors recommends that stockholders ratify this selection at the Annual Meeting.

Respectfully submitted by the members of the audit committee of the board of directors:

Peter Klein (Chairperson)
Jay Flatley
Erik Harris

EXECUTIVE OFFICERS

The following table sets forth certain information about our named executive officers (collectively, our "NEOs") and their respective ages as of March 31, 2023. Officers are elected by the board of directors to hold office until their successors are elected and qualified.

Name	Age	Position
Ryan J. Watts, Ph.D.	47	President, Chief Executive Officer and Director
Steve E. Krognes[1]	54	Former Chief Financial Officer and Treasurer
Alexander O. Schuth, M.D.	49	Chief Operating and Financial Officer, and Secretary
Carole Ho, M.D.	50	Chief Medical Officer

[1] Mr. Krognes transitioned from his role as Chief Financial Officer and joined our board of directors as of May 1, 2022.

For the biographies of Dr. Watts and Mr. Krognes, see "Board of Directors and Corporate Governance—Nominees for Director."

Alexander O. Schuth, M.D. is one of our co-founders and has served as our Chief Operating Officer since March 2015 and as Secretary since June 2015. On March 14, 2022, the Board appointed Dr. Schuth to the role of Chief Financial Officer, effective as of May 1, 2022. As of this date, Dr. Schuth became the Company's Chief Operating and Financial Officer, and retained his role as Secretary of the Company.

Dr. Schuth co-founded and joined Denali from Genentech, where he held various roles of increasing responsibility between 2005 and 2015; from September 2014 to March 2015, Dr. Schuth served as Head of Technology Innovation and Diagnostics Partnering; from March 2010 to September 2014, Dr. Schuth served as Head of Neuroscience Partnering; from January 2007 to March 2010, Dr. Schuth worked in the business development team; and from August 2005 to January 2007, Dr. Schuth worked as an R&D finance manager. From January 2001 to May 2003, he served as Investment Banking Associate in the equity capital markets group at Merrill Lynch in London. He currently serves on the board of directors of Molecular Health, a privately held biopharmaceutical company. Dr. Schuth received his M.B.A. from The Wharton School of the University of Pennsylvania and his M.D. from the Charite Medical School at the Humboldt University in Berlin, Germany.

Carole Ho, M.D. has served as our Chief Medical Officer and Head of Development since June 2015. Dr. Ho joined Denali from Genentech, where she held various roles of increasing responsibility between 2007 and 2015; from October 2014 to June 2015, Dr. Ho served as Vice President, Non-Oncology Early Clinical Development; from November 2013 to October 2014, Dr. Ho served as Senior Group Medical Director, Early Clinical Development; from April 2011 to November 2013, Dr. Ho served as Group Medical Director, Early Clinical Development; from June 2009 to April 2011, Dr. Ho served as Group Medical Director Global Product Development (Inflammation); and from October 2007 to June 2009, Dr. Ho served as Medical Director, Early Clinical Development. From November 2006 to October 2007, Dr. Ho served as Associate Medical Director at Johnson & Johnson, a health care products company. From June 2002 to November 2006, she was an instructor in the Department of Neurology and Neurological Sciences at Stanford University. Dr. Ho completed a residency in neurology at Partners Neurology Residency of the Massachusetts General and Brigham and Women's Hospital and was board certified in neurology and psychiatry between 2004 and 2014. Dr. Ho currently serves on the boards of directors of Beam Therapeutics and NGM Biopharmaceutics Inc. Dr. Ho received her M.D. from Cornell University and her B.S. in Biochemical Sciences from Harvard College.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this Compensation, Discussion and Analysis ("CD&A"), we provide an overview of our executive compensation philosophy and objectives as well as a description of the material components of our executive compensation program for our named executive officers ("NEOs," also referred to in this CD&A as our "executives" or our "executive officers"). This CD&A is intended to be read in conjunction with the tables which immediately follow this section, which provide further historical compensation information.

Executive Summary

Our goal is to discover, develop, and deliver therapeutics to defeat degeneration. We are developing a broad portfolio of targeted therapeutic candidates for neurodegenerative and lysosomal storage diseases. Our programs are at different stages of clinical and preclinical development, including seven clinical-stage programs. We have also developed a proprietary blood-brain barrier (BBB) platform technology, our transport vehicle (TV), which enables multiple modality-based platforms to deliver a wide range of large-molecule therapeutics across the BBB, including enzymes, antibodies, proteins, and oligonucleotides. Currently, three of our seven clinical-stage programs are enabled by our TV technology.

In 2022 we expanded and progressed our late-stage and early-stage portfolio of product candidates for neurodegenerative and lysosomal storage diseases. Some 2022 business milestones include:

- *Advanced our late-stage product candidates:*

    ◦ **BIIB122/DNL151 (LRRK2 inhibitor): Parkinson's disease (idiopathic and LRRK2-positive)** - Our partner, Biogen, announced the initiation of two global, late-stage clinical trials in Parkinson's disease patients with and without a confirmed pathogenic mutation in the leucine-rich repeat kinase 2 (LRRK2) gene.

    ◦ **DNL310 (ETV:IDS): MPS II (Hunter syndrome)** - We continued to enroll patients with Hunter syndrome, with and without neuronopathic disease, in the global Phase 2/3 COMPASS study. We also shared additional, one-year interim data from the ongoing Phase 1/2 study, which continued to show rapid and sustained normalization to healthy levels of CSF heparan sulfate and improvements in biomarkers of lysosomal function consistent with durable CNS activity, and the safety profile with up to 85 weeks of dosing remained consistent with standard of care therapy. In addition, one-year exploratory outcomes data from clinician and caregiver global impression scales of change suggested that the majority of participants in the Phase 1/2 study improved or stabilized compared to baseline.

    ◦ **DNL343 (eIF2B activator): Amyotrophic Lateral Sclerosis (ALS)** - We announced DNL343 interim phase 1b data in ALS and entry into the Phase 2/3 HEALEY ALS platform trial.

    ◦ **SAR443820/DNL788 (CNS-penetrant RIPK1 inhibitor): ALS, Multiple Sclerosis** - Our collaborator Sanofi, commenced dosing in the HIMALAYA Phase 2 study in patients with ALS, for which Denali received a $40.0 million milestone payment.

- *Expanded our early and mid-stage product candidate portfolio:*

  - **DNL593 (PTV:PGRN): GRN Frontotemporal Dementia (FTD-GRN) -** The Clinical Trial Application (CTA) for TAK-594/DNL593 (PTV:PGRN) was approved by the Medicines and Healthcare products Regulatory Agency (MHRA), for which Denali received a $12.0 million milestone payment from Takeda. We initiated a Phase 1/2 Clinical Trial of TAK-594/DNL593 for FTD-GRN and subsequently announced that interim results from Part A of the Phase 1/2 study demonstrated that single doses of TAK-594/DNL593 resulted in substantial increases in CSF progranulin levels. These results suggest that brain delivery of TAK-594/DNL593 was achieved and has the potential to address progranulin deficiency, which drives disease progression in people living with FTD-GRN. Single doses of TAK-594/DNL593 were also generally well tolerated, based on blinded safety analysis.

  - **DNL919 (ATV:TREM2): Alzheimer's disease** - The CTA for TAK-920/DNL919 (ATV:TREM2) was approved, for which Denali received a $12.0 million milestone payment from Takeda. We commenced dosing in a Phase 1 single ascending dose study of TAK-920/DNL919 in healthy volunteers in the Netherlands. We announced that the IND application for TAK-920/DNL919 was placed on clinical hold by the FDA.

- *Other milestones:*

  - **SAR443122/DNL758 (peripherally-restricted RIPK1 inhibitor): Cutaneous Lupus Erythematosus (CLE), Ulcerative Colitis (UC)** - Our collaboration partner Sanofi continued to enroll patients with CLE in the Phase 2 study of SAR443122/DNL758 and commenced dosing of patients with UC in a Phase 2 study of SAR443122/ DNL758, the latter triggering a $10.0 million milestone payment, which was received in December 2022.

  - We sold 11.9 million shares of common stock through an underwritten public offering at a price of $26.50 per share for aggregate net proceeds of $296.2 million.

2022 Compensation Highlights

Consistent with our compensation philosophy focusing on pay for performance, our compensation committee structured executive pay in 2022 to ensure alignment with the interests of our stockholders while incentivizing the pursuit of important strategic business goals. Highlights include:

- **Base salaries** – We made moderate adjustments to 2022 base salaries of our executives based on our review of roles, responsibilities and market practices;

- **Annual bonuses** – Our annual bonus incentives were based on metrics and milestones pertaining to critical measures of our corporate strategy as well as drivers of our long-term goal of creating stockholder value. In 2022 we met 15 of our 20 objective goals, resulting in an annual bonus paid out at 100% of target; and

- **Equity grants** – Consistent with our granting practices of recent years, we granted stock options and restricted stock units ("RSUs") to our executive officers in 2022 to motivate and retain our executives, while aligning their interests with those of our long-term stockholders.

How We Pay For Performance

Our pay program focuses on rewarding executives while keeping a significant portion of compensation at-risk. We consider the compensation mix, including the mix of variable and fixed pay as well as how much compensation is long-term oriented.

Target Pay

The compensation committee uses its discretion in determining the appropriate mix of fixed and variable compensation for each NEO. The chosen compensation vehicles include short-term and long-term incentives, and cash and equity compensation. The balance between these components may change from year to year based on corporate strategy and objectives, among other considerations. Our target total compensation mix shown below is as reported in the summary compensation table and consists of base salary, actual bonus paid and the grant date fair value of equity awards, which includes stock options and RSUs. For 2022, our CEO and NEOs had the following target pay mix:



CEO TARGET PAY MIX
4%
7%
93%
at-risk pay
89%
Base Salary
Annual Cash Incentives
Long-Term Equity Incentives
NEO TARGET PAY MIX
2%
9%
91%
at-risk pay
89%
Base Salary
Annual Cash Incentives
Long-Term Equity Incentives

Note: NEO Target Pay Mix only includes executives who served for the entirety of the past fiscal year.

Compensation Aligned with Performance

The magnitude of CEO compensation is directly aligned with our Company performance through the relationship between stock price and the grant date fair value of equity awards.

Consideration of Say-on-Pay Results and Stockholder Engagement

At our 2022 annual meeting, our advisory vote on executive compensation (commonly referred to as a “say-on-pay” vote), received the support of approximately 94.4% of the shares voted. The compensation committee believes this vote demonstrated our stockholders’ positive view of our pay-for-performance philosophy and the appropriateness of our executive compensation structure. Therefore, the compensation committee did not make any changes to our compensation program directly as a result of the say-on-pay vote result.

While pleased with the vote result, the Company continues to be committed to engaging with stockholders. We review any feedback we receive from our stockholders about our executive compensation program to ensure that we understand key matters of interest to them, and to enable us to take that feedback into consideration for our compensation decisions.

Compensation Philosophy

Our compensation committee believes a well-designed compensation program should align executive interests with the drivers of growth and stockholder returns by supporting the Company’s achievement of its primary business goals, and the Company’s ability to attract and retain employees whose talents, expertise, leadership, and contributions are expected to sustain growth in long-term stockholder value. Consequently, we maintain an ongoing commitment to corporate governance principles and strong performance orientation in our compensation program. Our compensation committee regularly reviews our compensation policies and program design overall, to ensure that they are aligned with the interests of our stockholders and our business goals, and that the total compensation paid to our employees and directors is fair, reasonable and competitive.

Over time, we have made gradual changes to our executive compensation program to adopt practices that are appropriate for the Company given our business, industry, growth and other factors. Our compensation committee and board of directors believe it appropriate to continue to fine tune our executive compensation program but generally have avoided dramatic changes since we became a publicly traded Company. We engaged an independent compensation consultant prior to our initial public offering to assist our compensation committee in determining executive compensation and have continued to work with an independent compensation consultant to review and update our executive compensation program.

Compensation Determination Process

Role of the Compensation Committee and Board of Directors

Our compensation committee is responsible for overseeing the total compensation of our executive officers. In this capacity, our compensation committee designs, implements, reviews and approves all compensation for our Chief Executive Officer and our other executive officers. The compensation committee formally met four times during fiscal year 2022, and also met informally on several occasions, to review and discuss matters related to compensation of our employees and executive officers. Some of these meetings (or portions of these meetings) were held with members of management in attendance and some (or portions of these meetings) were held in closed session. Most of the meetings also included representatives from our compensation consultant (as described below). Typically, the compensation committee reports to the Board on its discussions and on occasion recommends to the Board, or seeks input from the Board regarding, the decisions to be made and other actions to be taken with regard to our executive officers' compensation. Our compensation committee's recommendations regarding executive compensation are based on the compensation committee's assessment of the performance of the Company and each individual executive officer, as well as other factors, such as prevailing industry trends and the competitive market for executive talent. The compensation committee typically makes the final decisions regarding executive compensation.

Role of Management

Our CEO, Chief Operating and Financial Officer ("COFO"), and Chief People Officer ("CPO") typically make recommendations to our compensation committee, attend certain compensation committee meetings and are involved in the process for determining our executive officers' compensation, provided that none of our CEO, COFO or CPO makes recommendations as to their own compensation or participates in compensation committee discussion of their own compensation. Our compensation committee considers management's recommendations but is not required to follow any recommendations and may adjust compensation up or down as it determines in its discretion. Our compensation committee reviews the recommendations and other data and makes recommendations to the Board as to each executive officer's total compensation, as well as each individual pay component.

Use of Independent Compensation Consultant

The compensation committee has authority to appoint and retain a compensation consultant. The fees for services rendered by the compensation consultant are paid by the Company. For the first half of fiscal year 2022, our compensation committee engaged Aon's Human Capital Solutions practice, a division of Aon plc ("Aon"), as its independent compensation consultant to advise on executive compensation matters including: overall compensation program design, peer group development and updates, and collecting market data to inform our compensation programs for our executives and members of our board of directors.

Beginning in September 2022, the compensation committee engaged Alpine Rewards ("Alpine") as its independent compensation consultant. Alpine has helped to further develop our compensation programs and has advised the compensation committee on all of the principal aspects of executive compensation.

Alpine reports, and Aon had reported, directly to our compensation committee and not to management, although Aon had met, and Alpine meets, with management for purposes of gathering information for its analyses and recommendations. Our compensation committee assessed the independence of each of Aon and Alpine consistent with Nasdaq listing standards and concluded that neither engagement raised or raises any conflict of interest.

Use of a Peer Group

The compensation committee approves a peer group of companies as a reference group to provide a broad perspective on competitive pay levels and practices. The peers are reviewed on an annual basis in light of the fast-moving changes at Denali and our industry.

In August 2021, we undertook this review with the assistance and recommendations of Aon, the compensation committee's compensation consultant at the time. The compensation committee used the following criteria in determining the appropriate peers:

- **Industry Sector and Stage** – Publicly traded pre-commercial biopharmaceutical companies with a focus on companies with programs in Phase 1 or 2 of clinical development, while also incorporating more mature, commercially oriented biopharma companies.
- **Market Capitalization** – Range of $3.0 billion to $15.0 billion
- **Location** – Biotechnology hub markets (San Francisco Bay Area, San Diego, Boston, etc.)
- **Headcount** – Companies with above 100 employees

2022 Peer Group

Based on these criteria and considerations, our 2022 peer group was determined to consist of the following companies:

Agios Pharmaceuticals	CRISPR Therapeutics	REGENXBIO
Alector	Editas Medicine	Sage Therapeutics*
Allakos	Fate Therapeutics	Sangamo Therapeutics
Allogene Therapeutics	Global Blood Therapeutics	Sarepta Therapeutics*
Arcus Biosciences	Ionis Pharmaceuticals*	Ultragenyx Pharmaceutical
Arvinas	Mirati Therapeutics	Vir Biotechnology
Atara Biotherapeutics	NGM Biopharmaceuticals	Zogenix
Biohaven Pharmaceutical*	Reata Pharmaceuticals	

As a result of the determination of the 2022 peer group based on the revised criteria, three companies that had been included in the 2021 peer group were removed as they no longer met the criteria listed above: Gossamer Bio, MyoKardia, and Xencor.

2023 Peer Group

In August 2022, the compensation committee approved the peer group for use in making 2023 compensation decisions. Due to changes in the Company's profile, the Committee made updates to the peer selection criteria related to market capitalization, sector and stage, as well as consideration for recent acquisitions.

The Committee determined that seven companies should be removed as they no longer met the criteria: Allakos, Atara Biotherapeutics, Biohaven Pharmaceutical, Editas Medicine, Sangamo Therapeutics, and Zogenix.

The Committee added the following companies to the 2023 peer group: Beam Therapeutics, Cerevel Therapeutics, Cytokinetics, Intellia Therapeutics, Karuna Therapeutics, Legend Biotech, and Verve Therapeutics.

In setting compensation for our executive officers, including our NEOs, the compensation committee uses competitive compensation data from an annual total compensation study of selected peer companies and relevant survey sources to inform its decisions about overall compensation opportunities and specific compensation elements. However, the compensation committee uses our compensation peer group as one data point when setting executive pay packages. The compensation philosophy focuses at or near a target percentile for base salary, particularly in respect to target cash compensation and equity grants. In addition, our compensation decisions are based on the consideration of many factors, including, but not limited to, individual and Company performance, market data, internal equity, experience, and strategic needs. As a result of evaluating compensation based on the criteria described above, total target compensation for our NEOs may in certain circumstances be above or below the median levels of the peer group.

Pay Components

The Company's executive compensation program consists of three primary elements: base salaries, annual cash incentives, and long-term equity awards:

Element	Purpose	Features
Base Salary	To attract and retain highly skilled executives	Fixed component of pay to provide financial stability, based on responsibilities, experience, individual contributions and peer company data
Annual Cash Incentives	To promote and reward the achievement of key short-term strategic and business goals of the Company as well as individual performance; to motivate and attract executives	Variable component of pay based on annual quantitative and qualitative performance assessment against objectives related to clinical testing, pipeline and functional goals
Equity Incentive Compensation	To encourage executives and other employees to focus on long-term company performance; to promote retention; to reward outstanding company and individual performance	Delivered in the form of stock options and RSUs, subject to multi-year vesting based on continued service. The value of these awards depends on the performance of our common stock price, which aligns employee and executive interests with those of our stockholders over the longer term

Denali is committed to a strong performance orientation in our compensation program and effective corporate governance practices for a company at our development stage and industry. As such we routinely review our policies and program design. Some of our best practices in governance that we observe include:

What We Do

- Align compensation with stockholder interests
- Balance pay mix of fixed and variable pay
- Align pay with performance
- Adopt robust anti-hedging and pledging policies
- Use a peer group to benchmark pay
- Retain a compensation consultant

What We Don't Do

- Guarantee bonuses
- Provide excessive perquisites
- Provide excessive severance payments
- Provide excise tax gross ups

Base Salary

Base salary is the only fixed component of our executive officers' total cash compensation and provides competitive pay to attract and retain our executives. Annual salary decisions are made in recognition of competitive data as well as the skills and experience that each individual brings to the Company and the performance contributions each makes.

Base salary changes in 2022 varied by executive due either to merit increases or market adjustments. Other factors were considered such as tenure, experience and the role of the individual. A portion of the increases to NEO base salaries in 2022 were made to ensure that base salaries of our NEOs are in alignment with peers and, with respect to our Chief Operating and Financial Officer, reflect the additional responsibilities associated with this combined position.

Annual base salaries for our NEOs were as follows:

Executive		2021		2022	Annual Increase
Ryan J. Watts, Ph.D.	$	610,100	$	645,000	5.7 %
Alexander O. Schuth, M.D.	$	465,100	$	500,000	7.5 %
Steve E. Krognes[1]	$	501,200	$	501,200	— %
Carole Ho, M.D.	$	473,600	$	500,000	5.6 %

[1] On May 1, 2022, Mr. Krognes transitioned from his role as Chief Financial Officer to join our Board of Directors as a non-employee member. For 2022, the actual base salary paid to him for his employment was 167,067.

Annual Cash Incentives

The Annual Cash Incentive Program (Bonus Plan) is designed to provide a financial incentive to reward executives for the achievement of a series of program specific, pipeline and functional corporate goals. Payments under the plan are ultimately based on achievement of these pre-established corporate goals. Actual performance against targets, as measured by these pre-established corporate goals, funds the incentive payouts. The bonus pool can be funded between 0% to a maximum of 175% of target funding levels, but the compensation committee has the discretion to go beyond the expected high end of the range to 200%. The total bonus payout cannot exceed the total amount of funding in the pool. Bonuses are typically paid in the quarter following the end of the performance period and bonuses to our NEOs are subject to the terms of our Executive Incentive Compensation Plan, under which our compensation committee has broad discretion to increase, decrease or eliminate the funding of the bonus pool and the amounts payable as individual bonuses.

Bonuses for all employees, including our NEOs, for the fiscal year ended December 31, 2022, were allocated from a bonus pool funded based on performance against a number of high impact, stretch project and cross-function goals. The project goals related to specific programs, trials and pipeline progress, including goals for clinical stage programs as well as seed, pathway, platform, and preclinical goals. The cross-function goals included goals related to major strategic collaborations, data collection, interpretation and sharing, growing core skills, and building key capabilities in a way that reflects Denali's values and supports our portfolio, establishing capabilities for successful commercialization, raising funds through equity issuances and/or new partnerships, intellectual property and invention, work environment, and other functional goals. Most of the cross-functional goals involved multiple steps geared toward driving advancement of key Company initiatives. The combination of the project and cross-function goals was intended to drive both specific technical achievement and continue to build the foundation for future Company growth and advancements. Based on the diversity and difficulty of these goals, in structuring the funding expectations at the beginning of the year, the Company believed that achievement of 70% of these challenging goals would be difficult, requiring focused effort and diligence, and would represent strong alignment with the Company's business objectives that would make bonus pool funding at 100% levels appropriate. In addition, in determining the CEO's 2022 bonus, the compensation committee considered specific areas of focus for the CEO related to the broader project and cross-function goals as well as leadership and development and the CEO's key accomplishments for the year.

Each goal is measured individually, and the percent of goals achieved determines the bonus payout, subject to the compensation committee's discretion to alter bonus funding and payouts:

% of Goals Achieved	25%	40%	50%	60%	70%	80%	90%	100% and/or Major value driver (e.g. Phase 3, Drug Approval)
% Pool Funding	0%	25%	50%	75%	100%	125%	150%	175 - 200%

In January 2023, the compensation committee of our board of directors reviewed the progress against the applicable 2022 goals. Based on the Company's achievement of 75% of these aggressive goals, the compensation committee funded the bonus pool at 100% of target levels. The resulting bonuses to NEOs were as follows:

Executive	2022 Base Salary	Annual Target Bonus (% of base)	Funding Percentage	2022 Earned Award
Ryan J. Watts, Ph.D.	$ 645,000	60 %	100 %	$ 387,000
Alexander O. Schuth, M.D.	$ 500,000	45 %	100 %	$ 225,000
Steve E. Krognes[1]	$ 501,200	40 %	n/a	n/a
Carole Ho, M.D.	$ 500,000	45 %	100 %	$ 225,000

[1] On May 1, 2022, Mr. Krognes transitioned from his role as Chief Financial Officer to join our Board of Directors.

Long-Term Incentives

In 2022, we granted our executives' target equity compensation in the form of time-vesting RSUs and stock options. In determining the awards vehicles, the compensation committee considers the appropriate split of such equity awards, including the balancing of incentives and retention needs, stockholder dilution and equity plan share reserve management.

In late 2021, the compensation committee approved the annual equity grants for 2022, which became effective in January 2022, which were split at a 60/40 ratio between stock options and RSUs. In addition, eligibility for Denali's Peak Achievement Award ("PAA") program is evaluated company-wide and includes NEOs, other than Dr. Watts, whose performance merits an additional award. These awards are granted as part of the normal granting cycle each August. The compensation committee approved PAA grants in the form of RSUs for Dr. Schuth and Dr. Ho and certain other key employees of the company in August 2022.

Equity granted to our executives in 2022 are detailed below and in the section "Grants of Plan-Based Awards":

Executive	RSUs		Options	
	Number Granted	Grant Date Fair Value	Number Granted	Grant Date Fair Value
Ryan J. Watts, Ph. D.	62,000	$ 2,930,740	186,500	$ 5,309,748
Alexander O. Schuth, M.D.	53,500	$ 2,307,095	93,000	$ 2,647,757
Steve E. Krognes[1]	31,000	$ 1,465,370	93,000	$ 2,647,757
Carole Ho, M.D.	53,500	$ 2,307,095	93,000	$ 2,647,757

[1] On May 1, 2022, Mr. Krognes transitioned from his role as Chief Financial Officer to join our Board of Directors. According to the terms of his transition, all stock and option awards granted to Mr. Krognes during the year ended December 31, 2022 were forfeited when he ceased to be an employee of the Company.

Severance and Change in Control Protections

We maintain a Key Executive Change in Control and Severance Plan (the "Severance Plan") in which our NEOs participate. The Severance Plan provides participants with severance in the event of certain qualifying terminations, including following a change in control of our Company, and certain change in control benefits. We believe that these protections are necessary to provide our valuable executives with incentives to forego other employment opportunities and remain employed with us and to maintain continued focus and dedication to their responsibilities to maximize stockholder value, including if there is a potential transaction that could involve a change in control. In addition, these protections are available only if a named executive officer executes and does not revoke a general release of claims in favor of us. The terms and levels of benefits provided to our NEOs under the Severance Plan were determined by our compensation committee, with input from our management team, and approved by our board following a review of analysis prepared by Aon of relevant market data for other companies with whom we compete for executive talent, and are reviewed, and the analysis refreshed, from time to time.

For a summary of the material terms of the benefits provided to our NEOs under the Severance Plan, and an estimate of the payments and benefits that may be received by our NEOs under the Severance Plan, see "Potential Payments on Termination or Change in Control" below.

Additional Policies and Practices

Hedging and Pledging Prohibitions

The Company has implemented robust policies that bar employees from hedging and pledging our stock. NEOs are prohibited from pledging Company securities as collateral for loans, doing so would be a violation of the Company's Insider Trading Policy.

Additionally, employees are barred from engaging in transactions in publicly-traded options, such as puts and calls, and other derivative securities with respect to the Company's securities. This prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding Company securities. There are limited exceptions to the hedging and pledging prohibitions, however they must be approved by a Compliance Officer, in consultation with the board of directors or an independent committee of the board of directors.

Accounting and Tax Considerations

The Company accounts for equity-based compensation paid to employees under FASB ASC Topic 718, which requires the Company to estimate and record an expense over the service period of an award. Thus, the Company may record an expense in one year for awards granted in earlier years. Accounting rules also require the recording of cash compensation as an expense at the time the obligation is incurred.

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") generally prohibits us from deducting any compensation over $1 million per taxable year paid to certain of our executive officers. The Tax Cuts and Jobs Act (the "Tax Act") among other changes, repealed the exception from the deduction limit under Section 162(m) for performance-based compensation effective for taxable years beginning after December 31, 2017, such that compensation paid to our covered executive officers in excess of $1 million will not be deductible, unless it qualifies for transition relief applicable to certain grandfathered awards. In addition, the regulations promulgated under Section 162(m) of the Code contain a transition rule that applies to companies, such as ours, that become subject to Section 162(m) of the Code by reason of becoming publicly held prior to a certain date. Pursuant to this rule, certain compensation granted during a transition period (and, with respect to RSUs, that are paid out before the end of the transition period) is not counted toward the deduction limitations of Section 162(m) of the Code if the compensation is paid under a compensation arrangement that was in existence before the effective date of the initial public offering and certain other requirements are met. While certain of our equity awards may be eligible to be excluded from our deductibility limitation of Section 162(m) of the Code pursuant to this transition rule, neither our compensation committee nor its authorized committee has adopted a policy that all equity or other compensation must be deductible.

Further, while the compensation committee may consider the deductibility of equity awards and cash and other compensation as one factor in determining executive compensation, the Committee also looks at other factors in making its decisions and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program even if the awards are not deductible by us for tax purposes.

In addition to considering the tax consequences, the compensation committee generally considers the accounting consequences of its decisions, including the impact of expenses being recognized in connection with equity-based awards, in determining the size and form of different equity-based awards.

Taxation of Parachute Payments and Deferred Compensation

We do not provide, and have no obligation to provide, any of our NEOs with a "gross-up" or other reimbursement payment for any tax liability he or she might owe because of the application of Sections 280G, 4999 or 409A of the Code. If any of the payments or benefits provided for under the Severance Plan or otherwise payable to a named executive officer would constitute "parachute payments" within the meaning of Section 280G of the Code and could be subject to the related excise tax, he or she would receive either full payment of such payments and benefits or such lesser amount that would cause no portion of the payments and benefits being subject to the excise tax, whichever results in the greater after-tax benefits to our named executive officer.

Compensation Recovery ("Clawback") Policy

If the Company is required as a result of misconduct to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, our Chief Executive Officer and Chief Financial Officer may be legally required by the SEC to reimburse us for any bonus or other incentive-based or equity-based compensation they receive pursuant to the provisions of Section 304 of the Sarbanes-Oxley Act of 2002. In addition, the SEC is expected to approve listing standards that will require companies to implement clawback policies for the recovery of incentive-based compensation, and the Company will implement any such required clawback policy in accordance with SEC and Nasdaq requirements no later than by the date required by such rules.

Summary Compensation Table For Fiscal Years 2020, 2021 and 2022

The following table provides information regarding the compensation of our named executive officers during the years ended December 31, 2020, 2021 and 2022.

Name and Principal Position	Year	Salary	Bonus[1]	Stock Awards[2]	Option Awards[3]	All Other Compensation [4]	Total
Ryan J. Watts, Ph.D.	2022	$ 645,000	$ 387,000	$2,930,740	$ 5,309,748	$ 12,200	$ 9,284,688
President and Chief Executive Officer	2021	$ 610,104	$ 503,335	$4,251,600	$ 7,296,840	$ 11,600	$12,673,479
	2020	$ 589,472	$ 648,419	$2,596,305	$ 5,456,849	$ 11,400	$ 9,302,445
Alexander O. Schuth, M.D.[5]	2022	$ 500,000	$ 225,000	$2,307,095	$ 2,647,757	$ 12,200	$ 5,692,052
Chief Operating and Financial Officer and Secretary	2021	$ 465,129	$ 279,077	$2,125,800	$ 3,648,420	$ 11,600	$ 6,530,026
	2020	$ 449,400	$ 359,520	$1,364,638	$ 2,018,444	$ 11,400	$ 4,203,402
Steve E. Krognes[5]	2022	$ 167,067	$ —	$1,465,370	$ 2,647,757	$ 6,683	$ 4,286,877
Chief Financial Officer and Treasurer (until May 1, 2022)	2021	$ 501,150	$ 300,690	$2,125,800	$ 3,648,420	$ 11,600	$ 6,587,660
	2020	$ 484,200	$ 387,362	$1,364,638	$ 2,018,444	$ 11,400	$ 4,266,044
Carole Ho, M.D.	2022	$ 500,000	$ 225,000	$2,307,095	$ 2,647,757	$ 12,200	$ 5,692,052
Chief Medical Officer	2021	$ 473,616	$ 284,170	$2,125,800	$ 3,648,420	$ 11,600	$ 6,543,606
	2020	$ 457,600	$ 366,080	$1,382,774	$ 2,107,493	$ 11,400	$ 4,325,347

[1] The amounts included in this column reflect bonus payments earned in 2020, 2021 and 2022.

[2] The amounts included in this column reflect the aggregate grant date fair value of RSUs granted during 2020, 2021 and 2022 based on the closing market price of the Company's common stock on the date of grant.

[3] The amounts included in this column reflect the aggregate grant date fair value of stock options granted during 2020, 2021 and 2022 computed in accordance with the provisions of Accounting Standards Codification (ASC) 718, Compensation—Stock Compensation. The assumptions that we used to calculate these amounts are discussed in Note 9 to our audited Consolidated Financial Statements for the year ended December 31, 2022 included in our Annual Report on Form 10-K for the year ended December 31, 2022. These amounts do not reflect the actual economic value that will be realized by the NEO upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

[4] The amounts included in this column reflect the dollar value of employer 401(k) matching contributions paid to each named executive officer.

[5] On May 1, 2022, Mr. Krognes transitioned from his role as Chief Financial Officer to join the Company's board of directors, and Dr. Schuth added the Chief Financial Officer role to his former responsibilities, becoming Denali's Chief Operating and Financial Officer. According to the terms of his transition, all stock and option awards granted to Mr. Krognes during the year ended December 31, 2022 were forfeited when he ceased to be an employee of the Company.

Grants of Plan-Based Awards for Fiscal Year 2022

The following table provides information regarding grants of plan-based awards to our named executive officers during the fiscal year ended December 31, 2022.

Name	Grant Date	All other stock awards: Number of shares of stock or units[1]	All other option awards: Number of securities underlying options[2]	Exercise or base price of stock and option awards($/ share)[3]	Grant Date fair value of stock and option awards[4]
Ryan J. Watts, Ph.D.	01/03/2022	—	186,500	$ 47.27	$ 5,309,748
	01/03/2022	62,000	—	$ 47.27	$ 2,930,740
Alexander O. Schuth, M.D.	01/03/2022	—	93,000	$ 47.27	$ 2,647,757
	01/03/2022	31,000	—	$ 47.27	$ 1,465,370
	08/09/2022	22,500	—	$ 37.41	$ 841,725
Steve E. Krognes[5]	01/03/2022	—	93,000	$ 47.27	$ 2,647,757
	01/03/2022	31,000	—	$ 47.27	$ 1,465,370
Carole Ho, M.D.	01/03/2022	—	93,000	$ 47.27	$ 2,647,757
	01/03/2022	31,000	—	$ 47.27	$ 1,465,370
	08/09/2022	22,500	—	$ 37.41	$ 841,725

[1] RSUs subject to time-based vesting criteria established by the Compensation Committee and described in the footnotes to the Outstanding Equity Awards at December 31, 2022 table below.

[2] Options subject to time-based vesting criteria established by the Compensation Committee and described in the footnotes to the Outstanding Equity Awards at December 31, 2022 table below.

[3] The exercise price of these stock options is equal to the closing price of our common stock on the NASDAQ Global Select Market on the grant date.

[4] Amounts represent the grant date fair value of the named executive officer's stock options and RSUs, calculated in accordance with the provisions of Accounting Standards Codification (ASC) 718, Compensation—Stock Compensation. The grant date fair value of our RSUs is based on the closing market price of the Company's common stock on the date of grant. The grant date fair value of our stock options is calculated using a Black-Scholes valuation model. The assumptions that we used to calculate these amounts are discussed in Note 9 to our audited Consolidated Financial Statements for the year ended December 31, 2022 included in our Annual Report on Form 10-K for the year ended December 31, 2022. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

[5] On May 1, 2022, Mr. Krognes transitioned from his role as Chief Financial Officer to join the Company's board of directors. According to the terms of his transition, all stock and option awards granted to Mr. Krognes during the year ended December 31, 2022 were forfeited when he ceased to be an employee of the Company.

Option Exercises and Stock Vested in Fiscal Year 2022

The following table shows certain information concerning option exercises and value realized upon the exercise of stock options and the vesting of RSU grants by our named executive officers during the fiscal year ended December 31, 2022.

Name	Option Awards		Stock Awards	
	Number of shares acquired on exercise	Value realized on exercise[1]	Number of shares acquired on vesting	Value realized on vesting[2]
Ryan J. Watts, Ph.D.	70,749	$ 2,166,082	48,497	$ 1,889,840
Alexander O. Schuth, M.D.	20,000	$ 601,400	24,036	$ 932,073
Steve E. Krognes[3]	62,500	$ 2,223,750	24,036	$ 932,073
Carole Ho, M.D.	—	$ —	24,219	$ 938,711

[1] The value realized upon the exercise of stock options is calculated by (a) subtracting the stock option exercise price from the market price on the date of exercise to get the realized value per share, and (b) multiplying the realized value per share by the number of shares underlying the stock options exercised.

[2] The value realized upon vesting of restricted stock and RSUs is calculated by multiplying the number of shares of restricted stock and RSUs vested by the market price on the vest date.

[3] On May 1, 2022, Mr. Krognes transitioned from his role as Chief Financial Officer to join the Company's board of directors.

Outstanding Equity Awards as of 2022 Fiscal Year End

The following table provides information regarding equity awards held by our named executive officers as of December 31, 2022.

			Option Awards					Stock Awards	
Name	Grant Date[1]	Notes	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity incentive awards: number of securities underlying unexercised unearned options (#)	Option Exercise Price (per share)[2]	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested[3]
Ryan J. Watts, Ph.D.	08/21/2015	(4)	622,808	—	622,809	$ 0.68	08/20/2025	—	$ —
	03/08/2017	(5)	60,369	—	—	$ 5.28	03/08/2027	—	$ —
	08/22/2017	(5)	56,382	—	—	$ 9.60	08/22/2027	—	$ —
	02/26/2018	(5)	300,000	—	—	$ 22.16	02/26/2028	—	$ —
	02/08/2019	(5)	269,863	11,737	—	$ 18.13	02/08/2029	—	$ —
	02/08/2019	(6)	—	—	—	$ —	—	8,800	$ 244,728
	02/10/2020	(5)	260,433	107,242	—	$ 24.81	02/10/2030	—	$ —
	02/10/2020	(6)	—	—	—	$ —	—	39,394	$ 1,095,547
	08/18/2020	(6)	—	—	—	$ —	—	10,000	$ 278,100
	01/04/2021	(5)	86,249	93,751	—	$ 70.86	01/04/2031	—	$ —
	01/04/2021	(6)	—	—	—	$ —	—	45,000	$ 1,251,450
	01/03/2022	(5)	—	186,500	—	$ 47.27	01/03/2032	—	$ —
	01/03/2022	(6)	—	—	—	$ —	—	62,000	$ 1,724,220
Alexander O. Schuth, M.D.	08/21/2015	(4)	95,516	—	124,562	$ 0.68	08/20/2025	—	$ —
	03/08/2017	(5)	108,937	—	—	$ 5.28	03/08/2027	—	$ —
	08/22/2017	(5)	56,641	—	—	$ 9.60	08/22/2027	—	$ —
	02/26/2018	(5)	180,000	—	—	$ 22.16	02/26/2028	—	$ —
	02/07/2019	(5)	130,331	5,669	—	$ 17.99	02/07/2029	—	$ —
	02/07/2019	(6)	—	—	—	$ —	—	4,250	$ 118,193
	02/10/2020	(5)	96,332	39,668	—	$ 24.81	02/10/2030	—	$ —
	02/10/2020	(6)	—	—	—	$ —	—	14,572	$ 405,247
	08/18/2020	(6)	—	—	—	$ —	—	10,000	$ 278,100
	01/04/2021	(5)	43,124	46,876	—	$ 70.86	01/04/2031	—	$ —
	01/04/2021	(6)	—	—	—	$ —	—	22,500	$ 625,725
	01/03/2022	(5)	—	93,000	—	$ 47.27	01/03/2032	—	$ —
	01/03/2022	(6)	—	—	—	$ —	—	31,000	$ 862,110
	08/09/2022	(6)	—	—	—	$ —	—	22,500	$ 625,725
Steve E. Krognes[7]	03/08/2017	(7)	125,000	—	—	$ 5.28	03/08/2027	—	$ —
	08/22/2017	(5)	62,500	—	—	$ 9.60	08/22/2027	—	$ —
	02/26/2018	(5)	180,000	—	—	$ 22.16	02/26/2028	—	$ —
	02/07/2019	(5)	130,331	5,669	—	$ 17.99	02/07/2029	—	$ —
	02/07/2019	(6)	—	—	—	$ —	—	4,250	$ 118,193
	02/10/2020	(5)	96,332	39,668	—	$ 24.81	02/10/2030	—	$ —
	02/10/2020	(6)	—	—	—	$ —	—	14,572	$ 405,247
	08/18/2020	(6)	—	—	—	$ —	—	10,000	$ 278,100
	01/04/2021	(5)	43,124	46,876	—	$ 70.86	01/04/2031	—	$ —
	01/04/2021	(6)	—	—	—	$ —	—	22,500	$ 625,725
Carole Ho, M.D.	08/21/2015	(4)	62,500	—	62,500	$ 0.68	08/20/2025	—	$ —
	07/02/2016	(5)	44,035	—	—	$ 5.28	07/02/2026	—	$ —
	03/08/2017	(5)	38,240	—	—	$ 5.28	03/08/2027	—	$ —
	02/26/2018	(5)	180,000	—	—	$ 22.16	02/26/2028	—	$ —
	02/07/2019	(5)	130,331	5,669	—	$ 17.99	02/07/2029	—	$ —
	02/07/2019	(6)	—	—	—	$ —	—	4,250	$ 118,193
	02/10/2020	(5)	100,582	41,418	—	$ 24.81	02/10/2030	—	$ —
	02/10/2020	(6)	—	—	—	$ —	—	14,937	$ 415,398

Name	Grant Date[1]	Notes	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity incentive awards: number of securities underlying unexercised unearned options (#)	Option Exercise Price (per share)[2]	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested[3]
					Option Awards			**Stock Awards**	
	08/18/2020	(6)	—	—	—	$ —	—	10,000	$ 278,100
	01/04/2021	(5)	43,124	46,876	—	$ 70.86	01/04/2031	—	$ —
	01/04/2021	(6)	—	—	—	$ —	—	22,500	$ 625,725
	01/03/2022	(5)	—	93,000	—	$ 47.27	01/03/2032	—	$ —
	01/03/2022	(6)	—	—	—	$ —	—	31,000	$ 862,110
	08/09/2022	(6)	—	—	—	$ —	—	22,500	$ 625,725

(1) Each of the outstanding equity awards was granted pursuant to the 2015 Stock Incentive Plan (the "2015 Plan") or the 2017 Equity Incentive Plan (the "2017 Plan").

(2) This column represents the fair value of a share of our common stock on the date of grant, as determined by our board of directors.

(3) This column represents the fair market value of the shares of our common stock as of December 31, 2022, based on the closing price of our common stock, as reported on the NASDAQ Global Select Market, of $44.60 per share on December 31, 2022.

(4) The shares subject to the unearned option will vest upon (i) the date on which the reported closing price of our common stock on Nasdaq or the New York Stock Exchange (or other national securities exchange) has, for 90 consecutive trading days, equaled or exceeded $80.00 per share (subject to adjustments for any stock split, reverse stock split or certain other changes in capitalization), with the first day of the 90-day measurement period no earlier than June 6, 2018, or (ii) the date on which we close a change of control transaction in which the stockholders receive consideration equal to no less than $80.00 per share (subject to adjustments for any stock split, reverse stock split or certain other changes in capitalization) in exchange for the sale of their capital stock.

(5) One-fourth of the total number of shares subject to the option vest on the one year anniversary of the grant date, and one forty-eighth of the total number of shares subject to the option vest monthly thereafter, subject to continued service to us through each such vesting date.

(6) Represents restricted stock units providing a contingent right to receive the listed number of shares of our common stock upon settlement. One-fourth of the total number of shares subject to the award vest on the one year anniversary of the grant date, and one-fourth of the total number of shares subject to the award vest each year thereafter, subject to continued service to us through each such vesting date.

(7) On May 1, 2022, Mr. Krognes transitioned from his role as Chief Financial Officer to join the Company's board of directors. Under the terms of this transition and the terms of his equity awards, all outstanding option and stock awards granted while serving as the Company's Chief Financial Officer continue to vest under the respective terms as long as he continues to serve on the board of directors, with the exception of the market awards as described in note 4 above, and the option and stock awards granted on January 3, 2022, all of which were forfeited at the time of this transition.

Executive Employment Agreements

Ryan J. Watts, Ph.D.

On November 10, 2017, we entered into a confirmatory employment letter with Dr. Watts, our President and Chief Executive Officer. The confirmatory employment letter has no specific term and provides for at-will employment. Effective January 1, 2023, Dr. Watts' base salary was $670,000, and his target bonus is 60% of his annual base salary, subject to the terms and conditions of a bonus plan approved by our board of directors or the compensation committee of our board of directors. The confirmatory offer letter also provides that we may, in our discretion, grant additional bonus amounts to Dr. Watts.

Alexander O. Schuth, M.D.

On November 10, 2017, we entered into a confirmatory employment letter with Dr. Schuth, our Chief Operating Officer and Secretary. The confirmatory employment letter has no specific term and provides for at-will employment. Effective January 1, 2023, Dr. Schuth's base salary was $520,000, and his target bonus is 45% of his annual base salary, subject to the terms of the applicable bonus plan developed by our chief executive officer and approved by our board of directors or the compensation committee of our board of directors. The confirmatory offer letter also provides that we may, in our discretion, grant additional bonus amounts to Dr. Schuth.

Steve E. Krognes

On November 10, 2017, we entered into a confirmatory employment letter with Mr. Krognes, our Chief Financial Officer and Treasurer. The confirmatory employment letter had no specific term and provides for at-will employment. On May 1, 2022, Mr. Krognes transitioned from his role as Chief Financial Officer to join the Company's board of directors as a non-employee member.

Carole Ho, M.D.

On November 10, 2017, we entered into a confirmatory employment letter with Dr. Ho, our Chief Medical Officer. The confirmatory employment letter has no specific term and provides for at-will employment. Effective January 1, 2023, Dr. Ho's base salary was $520,000, and her target bonus is 45% of her annual base salary, subject to the terms of the applicable bonus plan developed by our chief executive officer and approved by our board of directors or the compensation committee of our board of directors. The confirmatory employment letter also provides that we may, in our discretion, grant additional bonus amounts to Dr. Ho.

Potential Payments and Benefits upon Termination or Change in Control

Dr. Watts, Dr. Schuth and Dr. Ho are entitled to certain change of control and severance benefits pursuant to our Key Executive Change in Control and Severance Plan (the "Severance Plan"), which was adopted in November 2017 and subsequently modified in October 2020.

If we terminate a named executive officer's employment other than for "cause," death or "disability" or such participant resigns for "good reason" during the period beginning on a "change in control" (as such terms are defined in the Severance Plan) and ending 12 months following a change in control (the "change in control period"), such named executive officer will be eligible to receive the following severance benefits (less applicable tax withholdings):

- 100% (200% for Dr. Watts) of the named executive officer's annual base salary as in effect immediately prior to the termination (or if the termination is due to a resignation for good reason based on a material reduction in base salary, then the named executive officer's annual base salary in effect immediately prior to such reduction) paid over 12 months (24 months for Dr. Watts);

- A lump sum payment equal to 100% (200% for Dr. Watts) of the annual target bonus the named executive officer would otherwise be eligible to receive for the fiscal year in which the termination occurs, assuming achievement of all target levels at 100%;

- A lump sum cash payment in an aggregate amount equal to 12 months (24 months for Dr. Watts) of the applicable monthly premium cost that the named otherwise would be required to pay to continue qualifying health coverage under COBRA (provided that if the Company determines in its sole discretion that these payments cannot be provided without violating applicable law, these payments will not be made); and

- 100% of the named executive officer's then-outstanding and unvested equity awards that are subject to vest solely on the named executive officer's continued service through the scheduled vesting dates will become vested in full and, if applicable, exercisable.

If we terminate a named executive officer's employment other than for cause, death or disability or such participant resigns for good reason outside of the change in control period, such named executive officer will be eligible to receive the following severance benefits (less applicable tax withholdings):

- 75% (100% for Dr. Watts) of the named executive officer's annual base salary as in effect immediately prior to the termination (or if the termination is due to a resignation for good reason based on a material reduction in base salary, then the named executive officer's annual base salary in effect immediately prior to such reduction) paid over 9 months (12 months for Dr. Watts);

- A lump sum payment equal to the annual target bonus the named executive officer would otherwise be eligible to receive for the fiscal year in which the termination occurs, assuming achievement of all annual targets at 100%, prorated for the portion of the year during which the named executive officer was employed; and

- A lump sum cash payment in an aggregate amount equal to 9 months (12 months for Dr. Watts) of the applicable monthly premium cost that the named executive officer otherwise would be required to pay to continue qualifying health coverage under COBRA (provided that if the Company determines in its sole discretion that these payments cannot be provided without violating applicable law, these payments will not be made).

To receive the severance benefits upon a qualifying termination, a named executive officer must sign and not revoke a form of separation agreement and release of claims in a form reasonably satisfactory to us within the time frame set forth in the Severance Plan and must continue to comply with the provisions of such release and the terms of any proprietary information and inventions agreement and any other written agreement or agreements between the named executive officer and us under which the named executive officer has a material duty or obligation to us.

In addition, in the event of a change in control, the vesting schedule of any then-outstanding and unvested equity awards that are subject to time-based vesting and were granted to a named executive officer prior to the effective date of the Severance Plan will be accelerated in part so that the number of shares, if any, subject to each such award that would otherwise have first become vested in the period between the date of the consummation of the change in control and the date on which all but the final 12 months of the vesting period will have first become vested will immediately become vested and exercisable, as applicable. The remaining shares subject to each such award will continue to be eligible to vest in accordance with the original vesting schedule within the next 12 months as set forth in the applicable award agreement, and may accelerate in connection with certain terminations of employment, as described above.

If any of the payments provided for under the Severance Plan or otherwise payable to a named executive officer would constitute "parachute payments" within the meaning of Section 280G of the Code and would be subject to the related excise tax under Section 4999 of the Code, then the named executive officer will be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to him or her. The Severance Plan does not require us to provide any tax gross-up payments to any named executive officer.

During the portion of 2022 prior to his transition from his role as our Chief Financial Officer to his status as a non-employee member of our Board of Directors, Mr. Krognes participated in the Severance Plan on the same terms and conditions as described below. Mr. Krognes did not receive any severance payments or benefits in connection with this transition.

2017 Equity Incentive Plan and 2015 Stock Incentive Plan

Our 2017 Plan provides that in the event of a merger or change in control, as defined under our 2017 Plan, each outstanding award will be treated as the administrator determines, without a participant's consent. The administrator is not required to treat all awards, all awards held by a participant or all awards of the same type, similarly. In the event that a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction, unless specifically provided for otherwise under the applicable award agreement or other written agreement with the participant. The award will then terminate upon the expiration of the specified period of time. If an option or stock appreciation right is not assumed or substituted, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

If an outside director's awards under the 2017 Plan are assumed or substituted for in a merger or change in control where awards granted to non-employee directors are assumed or substituted for and the service of such outside director as a director or director of the successor corporation, as applicable is terminated on or following the assumption or substitution, other than pursuant to a voluntary resignation (unless such resignation is at the request of the acquirer), his or her options and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock and RSUs will lapse and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable award agreement or other written agreement with the director.

Our 2015 Plan provides that in the event of a merger or other Reorganization Event, as defined under the 2015 Plan, each outstanding award, except restricted stock, will be treated as the administrator determines, including, without limitation, that awards shall be assumed or substituted; upon written notice to a participant, that awards will terminate immediately prior to the consummation of the transaction; that awards will become fully exercisable or restrictions applicable to the award will lapse in whole or in part upon the transaction; or, upon a Reorganization Event under which the holders of shares of common stock will receive a cash payment for each share surrendered in the Reorganization Event, that awards will be terminated in exchange for a cash payment equal to the number of shares subject to the award multiplied by the acquisition price minus the exercise, measurement, or purchase price of the award. In addition, in the event of a Reorganization Event that is a liquidation or dissolution, the administrator may provide that awards will be converted into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and applicable tax withholdings). Certain additional restrictions apply to RSUs to which Section 409A of the Code apply. On a Reorganization Event other than our liquidation or dissolution, our repurchase rights with respect to restricted stock will inure to the benefit of the successor and shall, unless the administrator determines otherwise, apply to the property into which the shares are converted. In the event of our proposed liquidation or dissolution, restrictions on restricted stock then outstanding will be automatically deemed satisfied.

The following table shows the potential payments and benefits that the Company would be obligated to make or provide upon termination of employment of each of our named executive officers, other than Mr. Krognes, who was not an employee as of December 31, 2022. For purposes of this table, it is assumed that, except for Mr. Krognes, each named executive officer's employment terminated at the close of business on December 31, 2022, the last day of our fiscal year 2022.

Name	Executive Benefits and Payments Upon Termination or Change in Control	Change in Control	Change in Control with Qualifying Termination	Termination Without Cause
Ryan J. Watts, Ph.D.	Base Salary	$ —	$ 1,290,000	$ 645,000
	Target Bonus	—	774,000	387,000
	Welfare[(1)]	—	88,976	44,488
	Restricted Stock Units[(2)]	—	4,594,045	—
	Stock Options[(3)]	—	435,340	—
	TOTAL	**$ —**	**$ 7,182,361**	**$ 1,076,488**
Alexander O. Schuth, M.D.	Base Salary	$ —	$ 500,000	$ 375,000
	Target Bonus	—	225,000	225,000
	Welfare[(1)]	—	32,931	24,698
	Restricted Stock Units[(2)]	—	2,915,100	—
	Stock Options[(3)]	—	174,674	—
	TOTAL	**$ —**	**$ 3,847,705**	**$ 624,698**
Carole Ho, M.D.	Base Salary	$ —	$ 500,000	$ 375,000
	Target Bonus	—	225,000	225,000
	Welfare[(1)]	—	43,615	32,711
	Restricted Stock Units[(2)]	—	2,925,250	—
	Stock Options[(3)]	—	179,924	—
	TOTAL	**$ —**	**$ 3,873,789**	**$ 632,711**

[(1)] Represents the lump sum aggregate premium payments, including the two-percent administrative charge, that would be required to be paid to or on behalf of the NEO to provide continued health insurance coverage under COBRA (based on the executive's health insurance coverage as of December 31, 2022) for 9 (12 for Dr. Watts) months for termination without cause and 12 (24 for Dr. Watts) months for a qualified termination that occurs within 12 months of the consummation of a change in control.

[(2)] Assuming assumption of the outstanding equity awards by a buyer, upon the consummation of a change in control and a qualifying termination with the change in control period, all time-based RSU awards accelerate vesting. The value of accelerated RSUs is calculated by multiplying the numbers of shares subject to acceleration by the closing price of our common stock on December 31, 2022, which was $27.81.

[(3)] Assuming assumption of the outstanding equity awards by a buyer, upon the consummation of a change in control all time-based awards granted prior to November 10, 2017 ("Grandfathered Awards"), accelerate vesting for all but the last 12 months of the original vesting schedule. The remaining 12 months will continue to vest as normal. Upon a change in control and qualifying termination and a qualifying termination with the change in control period, all time-based unvested stock options will 100% accelerate vesting. The value of accelerated stock options is calculated by multiplying the numbers of options subject to acceleration by the difference between the closing price of our common stock on December 31, 2022, which was $27.81, and the per share exercise price of the unvested shares subject to acceleration.

401(k) Plan

We maintain a 401(k) retirement savings plan for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax or after-tax (Roth) basis through contributions to the 401(k) plan. The 401(k) plan authorizes employer safe harbor contributions. The Company currently offers a safe harbor contribution in the amount of 4% of the participant's eligible compensation, deposited each payroll. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and, if certain requirements are met, earnings on Roth contributions are not taxable when distributed from the 401(k) plan.

CEO Pay Ratio - 2022

Under rules adopted pursuant to the Dodd-Frank Act, we are required to calculate and disclose the 2022 annual total compensation paid to our median paid employee and to our Chief Executive Officer, as well as the ratio of the total compensation paid to the median employee as compared to the total compensation paid to our Chief Executive Officer (the "CEO Pay Ratio"). The paragraphs that follow describe our methodology and the resulting CEO Pay Ratio.

Measurement Date

We identified the median employee using our employee population on October 1, 2022 (including all employees, except our CEO, whether employed on a full-time, part-time, seasonal or temporary basis).

Consistently Applied Compensation Measure

Under the relevant rules, we are required to identify the median employee by use of a "consistently applied compensation measure" ("CACM"). We chose a CACM that closely approximates the annual target total direct compensation of our employees. Specifically, we identified the median employee by aggregating, for each employee as of October 1, 2022: (1) annual base pay, (2) annual target cash incentive opportunity, and (3) the grant date fair value for equity awards granted in 2022. In identifying the median employee, we did not exclude workers in non-U.S. countries and did not make any cost-of-living adjustments.

Methodology and Pay Ratio

Once the median employee was identified, we calculated the median employee's 2022 annual target total direct compensation in accordance with the requirements of the Summary Compensation Table.

Our median employee compensation in 2022 as calculated using Summary Compensation Table requirements was $298,519. Our Chief Executive Officer's compensation in 2022 as reported in the Summary Compensation Table was $9,284,688. Therefore, our CEO Pay Ratio for 2022 is approximately 31:1.

This information is being provided for compliance purposes and is a reasonable estimate calculated in a manner consistent with the SEC rules, based on our internal records and the methodology described above. The SEC rules for identifying the median compensated employee allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios. Neither the Compensation Committee nor management of the Company used the CEO Pay Ratio measure in making compensation decisions.

Pay vs. Performance - 2022

Under rules adopted pursuant to the Dodd-Frank Act, we are required to calculate and disclose the correlation between executive pay and Company performance for the years ended December 31, 2022, 2021 and 2020. The disclosure includes an analysis of compensation for our Principal Executive Officer ("PEO"), Dr. Watts, and the average of total compensation for the non-PEO NEOs, Mr. Krognes, and Drs. Schuth and Ho.

Pay vs. Performance Table

Fiscal Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total for Non-PEO NEOs[3]	Average Compensation Actually Paid to Non-PEO NEOs[4]	Value of initial fixed $100 investment based on:		Net Income (loss) (in thousands)[7]	Company - Selected Measure[8]
					Total Share-holder Return[5]	Peer Group Total Share-holder Return[6]		
2022	$9,284,688	$(12,121,657)	$5,223,660	$(2,101,277)	159.64	113.65	$(325,991)	N/A
2021	$12,673,479	$(58,240,593)	$6,553,764	$(11,781,409)	256.03	126.45	$(290,581)	N/A
2020	$9,302,445	$140,704,504	$4,264,931	$36,695,336	480.83	126.42	$71,136	N/A

(1) The dollar amounts reported in this column are the amounts of total compensation reported for our PEO for each corresponding year in the "Total" column of the Summary Compensation Table.

(2) The dollar amounts reported in this column represent the amount of "compensation actually paid" to our PEO, but compensation actually paid does not mean that Dr. Watts was actually paid those amounts in the listed year—this is a dollar amount derived from the starting point of Summary Compensation Table total compensation under the methodology prescribed under the relevant rules as follows and as shown in the adjustment table below. The Company has not paid dividends historically and does not sponsor any pension arrangements; thus no adjustments are made for these items.

Fiscal Year	Summary Compensation Table Total for PEO	Less: Reported Value of Equity Awards to PEO[a]	Add: Equity Award Adjustments to PEO[b]	Compensation Actually Paid to PEO
2022	$9,284,688	$(8,240,488)	$(13,165,857)	$(12,121,657)
2021	$12,673,479	$(11,548,440)	$(59,365,632)	$(58,240,593)
2020	$9,302,445	$(8,053,154)	$139,455,213	$140,704,504

(a) The amounts in this column reflect the aggregate grant-date fair value reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year for Dr. Watts.

(b) The amounts deducted or added in calculating the total equity award adjustments in the above table are as follows:

Fiscal Year	Year End Fair Value of Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Total Equity Award Adjustments
2022	$4,292,254	$(15,184,024)	$—	$(2,274,087)	$—	$(13,165,857)
2021	$6,142,063	$(46,889,675)	$—	$(18,618,020)	$—	$(59,365,632)
2020	$32,742,847	$103,131,232	$—	$3,581,134	$—	$139,455,213

In accordance with the relevant rules, the fair values of unvested and outstanding equity awards to our PEO were remeasured as of the end of each fiscal year, and as of each vesting date, during the years displayed in the table above. RSUs were valued at fair value, determined as the closing price of the Company's common stock on each measurement date. To value the performance and market contingent stock options as of each measurement date, the Company used a lattice model with a Monte Carlo simulation. This valuation methodology utilized the estimated fair value of the Company's common stock on grant date and several key assumptions, including expected volatility of the Company's stock price based on comparable public companies, risk-free rates of return and expected dividend yield. For all other stock options, the fair values as of each measurement date were determined using the Black-Scholes model, with assumptions and methodologies regarding volatility, dividend yield, and risk-free rates as outlined in the table below. The expected life of options as of each measurement date is estimated based on consideration of consistency with the original valuation assumptions for the grant, the circumstances of the grant at the measurement date, and other relevant factors under US GAAP.

	Year Ended December 31,		
	2022	**2021**	**2020**
Expected term (in years)	3.65 - 5.47	3.65 - 5.47	3.77 - 5.53
Volatility	63.50% - 67.73%	57.46% - 63.34%	63.35% - 78.04%
Risk-free interest rate	1.49% - 4.45%	0.30% - 1.45%	0.19% - 1.65%
Dividend yield	—	—	—

(3) The dollar amounts reported in this column represent the average of the amounts reported for the Company's Non-PEO NEOs as a group (this group excludes Dr. Watts) in the "Total" column of the Summary Compensation Table in each corresponding year. The Non-PEO NEOs included for purposes of calculating the average amounts in each of 2020, 2021 and 2022 are Mr. Krognes, and Drs. Schuth and Ho.

(4) The dollar amounts reported represent the average amount of "compensation actually paid" for our Non-PEO NEOs as a group (this group excludes Dr. Watts). The dollar amounts do not reflect the actual amounts of compensation paid to the non-PEO NEOs during the applicable year, but are dollar amounts derived from the starting point of the Summary Compensation Table total compensation under the methodology prescribed under SEC rules as described in (2) above and shown in the adjustment table below. The non-PEO NEOs included for purposes of calculating the average amounts in each of 2020, 2021 and 2022 are Mr. Krognes, and Drs. Schuth and Ho.

Fiscal Year	**Average Summary Compensation Table Total for non-PEO NEOs**	**Less: Average Reported Value of Equity Awards to non-PEO NEOs**[a]	**Add: Average Equity Award Adjustments to non-PEO NEOs**[b]	**Average Compensation Actually Paid to non-PEO NEOs**
2022	$5,223,660	$(4,674,277)	$(2,650,660)	$(2,101,277)
2021	$6,553,764	$(5,774,220)	$(12,560,953)	$(11,781,409)
2020	$4,264,931	$(3,418,810)	$35,849,215	$36,695,336

(a) The amounts in this column reflect the average aggregate grant-date fair value reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year for the Company's non-PEO NEOs as a group (this group excludes Dr. Watts).

(b) The amounts deducted or added in calculating the total equity award adjustments in the above table are as follows:

Fiscal Year	**Average Year End Fair Value of Equity Awards Granted in the Year**	**Average Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years**	**Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year**	**Average Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year**	**Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year**	**Total Average Equity Award Adjustments**
2022	$1,868,705	$(2,967,213)	$—	$(960,069)	$(592,083)	$(2,650,660)
2021	$3,071,031	$(10,579,485)	$—	$(5,052,499)	$—	$(12,560,953)
2020	$13,320,406	$20,605,545	$—	$1,923,264	$—	$35,849,215

In accordance with the relevant rules, the fair values of unvested and outstanding equity awards to our non-PEO NEOs were remeasured as of the end of each fiscal year, and as of each vesting date, during the years displayed in the table above. The valuation methodology and assumptions used consistent with those used for the PEO as described in (2) above.

(5) Total shareholder return is calculated by assuming that a $100 investment was made on the day prior to the first fiscal year reported in the Pay versus Performance Table and reinvesting all dividends until the last day of each reported fiscal year. The Company has not paid dividends historically.

(6) The peer group used is the NASDAQ Biotechnology Index, as used in the Company's stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report on Form 10-K for the year ended December 31, 2022.

(7) The dollar amounts reported in this column represent the amount of net income (loss) for the financial year as presented in the audited Consolidated Statements of Operations and Comprehensive Income (Loss) included in our Annual Report on Form 10-K.

(8) Guidance issued under the relevant rules states that we cannot use stock price as our company-selected measure and we did not use any other financial performance measure for the most recently completed fiscal year to link CAP to Company performance. Our stock price has a significant impact on the value of equity-based awards granted to our NEOs, including stock options and restricted stock units. We therefore believe that, due to our use and focus on equity compensation, our stock price strongly links 2022 compensation paid to our NEOs to our performance. However, because we cannot use stock price as our company-selected measure, we have not listed a company selected measure in the Pay versus Performance Table.

Description of Relationship Between the Information Presented in the Pay versus Performance Table

In accordance with Item 402(v) of Regulation S-K, the Company is providing the following description of the relationships between information presented in the Pay versus Performance Table. The analysis below demonstrates the relationship of "compensation actually paid" ("CAP") to our PEO and average CAP to our non-PEO NEOs to the Company's total shareholder return ("TSR"), and the relationship of the Company's TSR to that of its peer group, the NASDAQ Biotechnology Index, in each case, during the past three years, as set forth in the Pay versus Performance Table. Further, it demonstrates the relationship between CAP to our PEO, average CAP to non-PEO NEOs and Net Income (Loss) as presented in the audited Consolidated Statements of Operations and Comprehensive Income (Loss) included in our Annual Report on Form 10-K in each case, during the past three years, as set forth in the Pay versus Performance Table.



Figure 1: Analysis demonstrating the relationship of CAP during the past three years to the Company's TSR and the relationship of the Company's TSR to that of its peer group, the NASDAQ Biotechnology Index.



Figure 2: Analysis demonstrating the relationship of CAP during the past three years to the Company's net income (loss) for the financial year as presented in the audited Consolidated Statements of Operations and Comprehensive Income (Loss) included in our Annual Report on Form 10-K.

Tabular List of Performance Measures

As noted above, the only financial performance measure used to link NEO compensation actually paid to Company performance for the year ended December 31, 2022 is our stock price:

Performance Measure
Stock price

DIRECTOR COMPENSATION

Each non-employee director is eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards under our outside director compensation policy, which was originally adopted in November 2017 and became effective in connection with the initial public offering of our securities in December 2017. Our outside director compensation policy was crafted in consultation with Aon, an independent consultant, in anticipation of our initial public offering. Aon provided us with competitive data, analysis and recommendations regarding non-employee director compensation. After careful consideration of this information and the scope of the duties and responsibilities of our non-employee directors, our board of directors approved our outside director compensation policy, which we believe provides reasonable compensation to our non-employee directors that is commensurate with their contributions and appropriately aligned with our peers. Our outside director compensation policy has been amended periodically, most recently in February 2022. We also reimburse our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors.

Pursuant to our amended outside director compensation policy, all non-employee directors (also referred to as "outside directors") were paid cash compensation as set forth below during the year ended December 31, 2022. The cash compensation our outside directors are entitled to receive for their services for 2023 are also set forth below:

	2022 Annual Retainer		2023 Annual Retainer	
Board of Directors:				
All non-employee members	$	45,000	$	45,000
Additional retainer for Non-Executive Chairperson of the Board	$	35,000	$	35,000
Audit Committee:				
Additional retainer for Chairperson	$	20,000	$	20,000
Additional retainer for Non-Chairperson members	$	10,000	$	10,000
Compensation Committee:				
Additional retainer for Chairperson	$	15,000	$	15,000
Additional retainer for Non-Chairperson members	$	7,500	$	7,500
Corporate Governance and Nominating Committee:				
Additional retainer for Chairperson	$	10,000	$	10,000
Additional retainer for Non-Chairperson members	$	5,000	$	5,000
Science and Technology Committee:				
Additional retainer for Chairperson	$	15,000	$	15,000
Additional retainer for Non-Chairperson members	$	7,500	$	7,500

All cash payments to non-employee directors who served in the relevant capacity at any point during the immediately preceding prior fiscal quarter will be paid quarterly in arrears, prorated for the portion of the fiscal quarter for which the non-employee director served in the relevant capacity.

In addition, nondiscretionary, automatic grants of stock options will be made to our non-employee directors under our amended outside director compensation policy. Under our 2017 Plan, no non-employee directors may be granted, in any fiscal year, awards with a grant date fair value (determined in accordance with U.S. generally accepted accounting principles) of more than $1 million, increased to $1.6 million in connection with his or her initial service. Any awards granted to an individual while he or she was an employee, or while he or she was a consultant but not a non-employee director, will not count for purposes of these limitations.

Our outside director compensation policy provides for initial awards of a nonstatutory stock option to purchase shares of our common stock and an initial award RSUs together having an aggregate Company-assessed value of approximately $700,000 (with the shares covered by each award rounded down to the nearest whole share), effective on the date on which such person first becomes elected as a non-employee director. 60% of the value of the initial awards is in nonstatutory stock options (the "Initial Option"), while the remaining 40% is in RSUs (the "Initial RSU"). Specifically, the number of shares subject to the Initial Option is 60% of the number of shares that would be subject to a stock option granted on the same date having a grant date fair value of $700,000. For this purpose, the Company values RSUs as 1 RSU for every 2 shares subject to an option, and therefore the number of shares subject to the Initial RSU is: (x) 40% of the number of shares that would be subject to a stock option granted on the same date having a grant date fair value of $700,000, divided by (y) two.

Subject to the terms of the policy, the Initial Option vests as to 1/4th of the shares subject thereto on the one-year anniversary of the initial award's grant date and as to 1/48th of the shares subject to the Initial Option on each monthly anniversary of the date of grant thereafter (and if there is no corresponding day, on the last day of the month), in each case, provided that the non-employee director continues to serve as a non-employee director through the applicable vesting date. Subject to the terms of the policy, the Initial RSU award vests over a four-year period commencing on the Initial RSU's grant date, with 1/4th of the shares vesting on each anniversary of the Initial RSU's grant date (or, for the last tranche that otherwise would vest on the fourth anniversary of the grant date, on such anniversary or, if earlier, on the day prior to our next annual meeting of stockholders occurring after the third anniversary of the grant date), in each case, provided that the non-employee director continues to serve as a non-employee director through the applicable vesting date.

Our outside director compensation policy provides for annual awards having a grant date fair value of approximately $400,000, split approximately 60/40 between options and RSUs. The mechanics are as follows: on the date of each annual meeting of stockholders, each non-employee director who, as of such annual meeting date, has served on the board as a director for at least the preceding six months, is automatically granted a nonstatutory stock option to purchase shares of our common stock and an initial award RSUs together having an aggregate Company-assessed value of approximately $400,000 (with the shares covered by each award rounded down to the nearest whole share), effective on the date of the annual meeting. 60% of the value of the annual awards is in nonstatutory stock options (the "Annual Option"), while the remaining 40% was in RSUs (the Annual RSU). Specifically, the number of shares subject to Annual Option is 60% of the number of shares that would be subject to a stock option granted on the same date having a grant date fair value of $400,000. For this purpose, the Company values RSUs as 1 RSU for every 2 shares subject to an option, and therefore the number of shares subject to the Annual RSU is: (x) 40% of the number of shares that would be subject to a stock option granted on the same date having a grant date fair value of $400,000, divided by (y) two. Any non-employee director who is not continuing as a director following the applicable annual meeting will not receive an Annual Option or Annual RSU with respect to such annual meeting.

Subject to the terms of the policy, the Annual Option and Annual RSU vest and become exercisable as to 100% of the shares subject to the Annual Option and Annual RSU upon the earlier of the one year anniversary of the grant date or the day prior to our next annual meeting of stockholders occurring after the grant date, in each case, provided that the non-employee director continues to serve as a non-employee director through the applicable vesting date.

Our 2017 Plan provides that in the event of a merger or change in control, as defined in our 2017 Plan, where awards granted to non-employee directors are assumed or substituted for, if on the date of or following such assumption or substitution, the non-employee director's status as a director or director of the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the non-employee director (unless such resignation is at the request of the acquirer), then each outstanding equity award granted under our 2017 Plan to a non-employee director will fully vest, all restrictions on the shares subject to such award will lapse, and with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all of the shares subject to such award will become fully exercisable, if applicable, unless specifically provided otherwise under the applicable award agreement or other written agreement with the director.

Our outside director compensation policy provides that until at least the date of the annual meeting held in 2025, neither the cash retainers nor the value of equity compensation payable under our outside director compensation policy will be raised to a level that is in excess of the 75th percentile of the cash retainers or value of equity award compensation, respectively, paid by the then-applicable peer group, as approved by the compensation committee of our board of directors, to their non-employee directors. Notwithstanding the foregoing, newly elected or appointed outside directors may receive total cash and equity compensation in connection with their initial appointment or election to the Board having an aggregate value of up to two times the total of (x) the aggregate amount of annual cash retainers that could be provided to any incumbent outside director under the terms of the then effective outside director compensation policy, and (y) the value of annual awards that could be provided to any incumbent outside director under the terms of the then-effective outside director compensation policy. Further, the policy provides that Company will determine its peer group annually based on such factors as the compensation committee or the Board deems relevant after discussion with the compensation committee's consultant, and will consider for inclusion in the peer group, among other companies, companies which are operating in the same industries as the Company (by reference to Global Industry Classification Standard code or similar reasonable identifiers, which may change from time to time), and similar in size to the Company based on market capitalization (or, during volatile market conditions, revenue, if so determined by the compensation committee or the Board, as applicable).

2022 Director Compensation

The following table sets forth information regarding compensation earned by or paid to our non-employee directors during 2022:

Name	Fees Earned or Paid in Cash	Stock Awards[1]	Option Awards[2]	Total
Vicki Sato, Ph.D.	$ 85,000	$ 145,280	$ 257,821	$ 488,101
Douglas Cole, M.D.	$ 58,784	$ 145,280	$ 257,821	$ 461,885
Jennifer Cook	$ 55,000	$ 145,280	$ 257,821	$ 458,101
Jay Flatley	$ 70,000	$ 145,280	$ 257,821	$ 473,101
Erik Harris	$ 49,839	$ 231,760	$ 421,712	$ 703,311
Peter Klein	$ 65,000	$ 145,280	$ 257,821	$ 468,101
Steve E. Krognes[3]	$ 30,021	$ —	$ —	$ 30,021
Robert Nelsen[4]	$ 19,017	$ —	$ —	$ 19,017
David Schenkein, M.D.	$ 65,000	$ 145,280	$ 257,821	$ 468,101
Marc Tessier-Lavigne, Ph.D.	$ 58,231	$ 145,280	$ 257,821	$ 461,332
Nancy A. Thornberry	$ 60,000	$ 145,280	$ 257,821	$ 463,101

[1] The amounts included in this column reflect the aggregate grant date fair value of RSUs granted during 2022 based on the closing market price of the Company's common stock on the date of grant.

[2] This column reflects the aggregate grant date fair value of stock options granted during 2022 computed in accordance with the provisions of Accounting Standards Codification (ASC) 718, Compensation—Stock Compensation. The assumptions that we used to calculate these amounts are discussed in Note 10 to our audited consolidated financial statements for the year ended December 31, 2022 included in our Annual Report on Form 10-K for the year ended December 31, 2022. These amounts do not reflect the actual economic value that will be realized by the director upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

[3] Mr. Krognes joined our board of directors as a non-employee director on May 1, 2022 and waived his right to the initial awards under the outside director compensation policy.

[4] Mr. Nelsen retired from our board of directors, effective as of the 2022 Annual Meeting, and was not eligible for an annual award in 2022.

For information about the compensation of directors who are also our employees, see "Executive Compensation."

Director Outstanding Equity Awards as of 2022 Fiscal Year End

The following table sets forth information regarding the equity awards that were outstanding as of December 31, 2022 for each of the non-employee directors serving during 2022:

Name	Option Awards Number of Securities Underlying Unexercised Options	Stock Awards Number of Shares of Stock That Have Not Vested
Vicki Sato, Ph.D.	179,104	5,986
Douglas Cole, M.D.	141,604	5,986
Jennifer Cook	116,653	5,986
Jay Flatley	141,604	5,986
Erik Harris	20,607	6,869
Peter Klein	104,563	5,986
Steve E. Krognes[1]	729,500	51,322
David Schenkein, M.D.	141,604	5,986
Marc Tessier-Lavigne, Ph.D.	47,226	5,986
Nancy A. Thornberry	25,494	7,870

[1]   Mr. Krognes joined our board of directors as of May 1, 2022 upon transition from his role as Chief Financial Officer

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2022 with respect to shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Restricted Stock Units and Rights	Weighted Average Exercise Price of Outstanding Options and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the first Column)
Equity compensation plans approved by security holders			
2015 Stock Incentive Plan[1]	3,143,412	$ 2.76	—
2017 Equity Incentive Plan[2]	14,860,959	$ 26.11	9,892,840
2017 Employee Stock Purchase Plan[3]	—	$ —	4,490,946
Equity compensation plans not approved by security holders	—	$ —	—
TOTAL	18,004,371	$ 22.03	14,383,786

[1]   Our board of directors adopted, and our stockholders approved, the 2015 Plan. As a result of our initial public offering and the adoption of the 2017 Plan, we no longer grant awards under the 2015 Plan; however, all outstanding options issued pursuant to the 2015 Plan continue to be governed by their existing terms. To the extent that any such awards are forfeited or lapse unexercised or are repurchased, the shares of common stock subject to such awards will become available for issuance under the 2017 Plan.

[2]   Our 2017 Plan provides that the number of shares available for issuance under the 2017 Plan will be increased on the first day of each fiscal year, in an amount equal to the least of (i) 10,000,000 shares, (ii) five percent (5%) of the outstanding shares of common stock on the last day of the immediately preceding fiscal year or (iii) such other amount as our board of directors or any of its committees as will be administering the 2017 Plan may determine.

[3]   Our ESPP provides that the number of shares available for issuance under the ESPP will be increased on the first day of each fiscal year, in an amount equal to the least of (i) 2,000,000 shares, (ii) one percent (1%) of the outstanding shares of common stock on the last day of the immediately preceding fiscal year or (iii) such other amount as may be determined by our board of directors or any of its committees as will be administering the ESPP may determine.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2023 for:

- each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

- each of our named executive officers;

- each of our directors and nominees for director; and

- all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have based our calculation of the percentage of beneficial ownership on 136,733,675 shares of our common stock outstanding as of March 31, 2023. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of March 31, 2023, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Denali Therapeutics Inc., 161 Oyster Point Blvd., South San Francisco, California 94080.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:		
Baillie Gifford & Co[1]	15,119,474	11.1%
Biogen[2]	13,310,243	9.7%
Vanguard Group[3]	9,947,098	7.3%
BlackRock[4]	9,321,429	6.8%
Entities associated with AKDL, L.P.[5]	7,000,882	5.1%
Temasek Holdings[6]	6,895,992	5.0%
Named Executive Officers and Directors:		
Ryan J. Watts, Ph.D.[7]	3,976,969	2.9%
Alexander O. Schuth, M.D.[8]	1,276,417	*
Carole Ho, M.D.[9]	867,865	*
Vicki Sato, Ph.D.[10]	287,312	*
Douglas Cole, M.D.[11]	140,007	*
Jennifer Cook[12]	104,021	*
Jay Flatley[13]	453,972	*
Erik Harris[14]	8,156	*
Peter Klein[15]	91,931	*
Steve E. Krognes[16]	1,627,213	1.2%
David Schenkein, M.D.[17]	186,436	*
Marc Tessier-Lavigne, Ph.D.[18]	2,130,506	1.6%
Nancy A. Thornberry[19]	5,650	*
All current executive officers and directors as a group (13 persons)[20]	11,156,455	7.9%

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*   Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

[1]   Based on information set forth in a Schedule 13G/A filed with the SEC by Baillie Gifford & Co ("Baillie Gifford") on January 20, 2023, these shares consist of 15,119,474 shares held of record by Baillie Gifford. Baillie Gifford has sole voting power with respect to 14,943,665 of the shares and sole dispositive power with respect to all the shares. The address of Baillie Gifford is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, United Kingdom.

[2]   Based on information set forth in a Schedule 13G filed with the SEC by Biogen Inc. and Biogen MA Inc. on September 28, 2020, these shares consist of 13,310,243 shares held of record by Biogen Inc. and Biogen MA Inc. collectively. Each of Biogen Inc. and Biogen MA Inc. has shared voting power and shared dispositive power with respect to all the shares. The address of Biogen Inc. and Biogen MA Inc. is 225 Binney Street, Cambridge, Massachusetts 02142.

[3]   Based on information set forth in a Schedule 13G/A filed with the SEC by The Vanguard Group ("Vanguard") on February 9, 2023, these shares consist of 9,947,098 shares held of record by Vanguard. Vanguard reported that it has shared voting power with respect to 180,597 shares, sole dispositive power with respect to 9,668,294 shares and shared dispositive power with respect to 278,804 shares. The address of this entity is 100 Vanguard Blvd. Malvern, PA 19355.

[4]   Based on information set forth in a Schedule 13G/A filed with the SEC by BlackRock, Inc. ("BlackRock") on February 1, 2023, these shares consist of 9,321,429 shares held of record by BlackRock. BlackRock has sole voting power with respect to 9,087,489 of the shares and sole dispositive power with respect to all the shares. The address of BlackRock is 55 East 52nd Street, New York, NY 10055.

[5]   Based on information set forth in a Schedule 13G/A filed with the SEC by Douglas K. Bratton on February 13, 2023, these shares consist of (a) 6,860,732 shares held of record by AKDL, L.P. ("AKDL") and (b) 140,150 shares held of record by entities controlled by Mr. Bratton. Crestline SI (GP), L.P. ("Crestline SI") is the general partner of AKDL and Crestline Management, L.P. ("Crestline Management") is the investment manager of AKDL. Crestline Investors, Inc. ("Crestline") is the general partner of Crestline SI and Crestline Management. Mr. Bratton is the sole director of Crestline. Mr. Bratton, has shared voting power and shared dispositive power with respect to all of the shares. The address of these entities is 201 Main Street, Suite 1900, Fort Worth, TX 76102.

[6]   Based on information set forth in a Schedule 13G filed with the SEC by Temasek Holdings (Private) Limited ("Temasek") on March 30, 2023, these shares consist of 6,895,992 shares held of record by Temasek's indirect wholly-owned subsidiaries. Temasek has shared voting and dispositive power with respect to all of these shares. The address of Temasek is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

(7)	Consists of (a) 2,239,913 shares held of record by the Watts Family 2015 Trust dated July 7, 2015, for which Dr. Watts serves as trustee and (b) 1,737,056 shares subject to options exercisable within 60 days of March 31, 2023, all of which have vested as of such date.
(8)	Consists of (a) 528,691 shares held of record by the Schuth Family Trust for which Dr. Schuth serves as trustee (b) 11,636 shares held of record by Dr. Schuth and (c) 736,090 shares subject to options exercisable within 60 days of March 31, 2023, all of which have vested as of such date.
(9)	Consists of (a) 182,809 shares held of record by the Rohatgi-Ho Family 2009 Revocable Trust, for which Dr. Ho serves as trustee, (b) 25,000 shares held of record by The Rohatgi-Ho Irrevocable GST Trust for the benefit of the Reporting Person's children (c) 410 shares held of record by Dr. Ho and (d) 659,646 shares subject to options exercisable within 60 days of March 31, 2023, all of which have vested as of such date.
(10)	Consists of (a) 126,167 shares held of record by Dr. Sato and (b) 161,145 shares subject to options exercisable within 60 days of March 31, 2023, all of which have vested as of such date.
(11)	Dr. Cole is a member of Flagship V GP but does not have voting or investment control with respect to the shares held by Flagship V. Dr. Cole disclaims beneficial ownership of all shares held by Flagship V except to the extent of his pecuniary interest therein. This holding consists of (a) 16,362 shares held directly by Dr. Cole and (b) 123,645 shares subject to options exercisable within 60 days of March 31, 2023, all of which have vested as of such date.
(12)	Consists of (a) 5,327 shares held of record by Ms. Cook and (b) 98,694 shares subject to options exercisable within 60 days of March 31, 2023, all of which have vested as of such date.
(13)	Consists of (a) 330,327 shares held of record by the Flatley Family Trust, for which Mr. Flatley serves as trustee and (b) 123,645 shares subject to options exercisable within 60 days of March 31, 2023, all of which have vested as of such date.
(14)	Consists of (a) 1,717 shares held of record by Mr. Harris and (b) 6,439 shares subject to options exercisable within 60 days of March 31, 2023, all of which have vested as of such date.
(15)	Consists of (a) 5,327 shares held of record by Mr. Klein and (b) 86,604 shares subject to options exercisable within 60 days of March 31, 2023, all of which have vested as of such date.
(16)	Consists of (a) 850,000 shares held of record by The Steve Edward Krognes Revocable Trust, for which Mr. Krognes serves as a trustee (b) 110,716 shares held of record by Mr. Krognes and (c) 666,497 shares subject to options exercisable within 60 days of March 31, 2023, all of which have vested as of such date.
(17)	Consists of (a) 26,232 shares held of record by the David P. Schenkein 2004 Revocable Trust, for which Dr. Schenkein serves as a trustee, (b) 31,232 shares held of record by the Amy P. Schenkein 2004 Revocable Trust, for which Dr. Schenkein's spouse serves as a trustee, (c) 5,327 shares held of record by Mr. Schenkein and (d) 123,645 shares subject to options exercisable within 60 days of March 31, 2023, all of which have vested as of such date.
(18)	Consists of (a) 1,864,370 shares held of record by Dr. Tessier-Lavigne, (b) 78,848 shares held of record by The Tessier-Lavigne/Hynes Irrevocable Trust 1 (c) 79,173 shares held of record by The Tessier-Lavigne/Hynes Irrevocable Trust 2, (d) 78,848 shares held of record by The Tessier-Lavigne/Hynes Irrevocable Trust 3 and (e) 29,267 shares subject to options exercisable within 60 days of March 31, 2023, all of which have vested as of such date.
(19)	Consists of (a) 1,255 shares held of record by Ms. Thornberry and (b) 4,395 shares subject to options exercisable within 60 days of March 31, 2023, all of which have vested as of such date.
(20)	Consists of (i) 6,599,687 shares beneficially owned by our current executive officers and directors and (ii) 4,556,768 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2023, all of which have vested as of such date.

RELATED PERSON TRANSACTIONS

We describe below transactions and series of similar transactions, since the beginning of our last fiscal year, to which we were a party or will be a party, in which:

- the amounts involved exceeded or will exceed $120,000; and

- any of our directors, nominees for director, executive officers or beneficial holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities (each, a related person), had or will have a direct or indirect material interest.

Biogen Collaboration Agreement

In September 2020, Biogen Inc.'s subsidiaries, Biogen MA Inc. ("BIMA") and Biogen International GmbH ("BIG") (BIMA and BIG, collectively, "Biogen"), collectively became the beneficial holders of more than 5% of our outstanding capital stock. In August 2020, we entered into a binding Provisional Collaboration and License Agreement with Biogen to co-develop and co-commercialize our small molecule inhibitors of LRRK2 for Parkinson's disease. Under the Provisional Collaboration and License Agreement, Biogen also received rights to opt into two programs and a right of first negotiation for two additional programs, in each case for neurodegenerative diseases leveraging our TV technology platform to cross the BBB and excluding small molecules, AAVs and oligonucleotides. In October 2020, the Provisional Collaboration and License Agreement expired upon the execution of the Definitive LRRK2 Collaboration and License Agreement and Right of First Negotiation, Option and License Agreement with Biogen (collectively the "Biogen Collaboration Agreement"). In connection with the Biogen Collaboration Agreement, we received an equity investment of $465.0 million in September 2020 and an aggregate of $560.0 million in upfront payments in October 2020. We may be eligible to receive up to $1.1 billion in potential milestone payments plus profit sharing and royalties for the LRRK2 program. We recorded $8.2 million of cost sharing payments to Biogen in the year ended December 31, 2022, of which $3.8 million was paid in cash and $4.4 million was recorded as cost sharing payments due to Biogen as of December 31, 2022.

Investors' Rights Agreement

We are party to an investors' rights agreement, as amended, with certain holders of our capital stock, including, but not limited to, Ryan J. Watts, Ph.D., Alexander O. Schuth, M.D., Marc Tessier-Lavigne, Ph.D., Jay Flatley, Vicki Sato, Ph.D., David Schenkein, M.D., entities associated with AKDL, L.P. and Flagship Ventures Fund V, L.P., an entity affiliated with Douglas Cole, M.D. Under our investors' rights agreement, certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing.

Other Agreements

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into an indemnification agreement with each member of our board of directors and each of our officers. These agreements provide for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our Company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our Company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

We have entered into employment agreements with certain of our executive officers and certain of our executives participate in our Severance Plan that, among other things, provide for certain severance and change of control benefits. For a description of employment agreements with, and benefits under our Severance Plan for, our named executive officers, see "Executive Compensation—Executive Employment Agreements."

We have granted stock options and RSUs to our named executive officers, other executive officers and certain of our directors. See "Executive Compensation—Executive Employment Agreements."

Other than as described above, since January 1, 2019, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm's-length dealings with unrelated third parties.

Policies and Procedures for Related Party Transactions

We have adopted a formal written policy providing that our audit committee will be responsible for reviewing "related party transactions," which are transactions (i) in which we are or will be a participant, (ii) in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and (iii) in which a related person has or will have a direct or indirect interest. For purposes of this policy, a related person will be defined as a director, nominee for director, executive officer, or greater than 5% beneficial owner of our common stock and their immediate family members. In reviewing any related party transaction, our audit committee is to consider the relevant facts and circumstances available to our audit committee, including, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party's interest in the transaction. Under this policy, all related party transactions may be consummated or continued only if approved or ratified by our audit committee.

OTHER MATTERS

Fiscal Year 2022 Annual Report and SEC Filings

Our financial statements for our fiscal year ended December 31, 2022 are included in our Annual Report on Form 10-K filed with the SEC on February 27, 2023 (File No. 001-38311). This proxy statement and our Annual Report are posted in the SEC filings section of the Investor & Media Relations web page at https://denalitherapeutics.com/investors and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our Annual Report without charge by sending a written request to Denali Therapeutics Inc., Attention: Investor Relations, 161 Oyster Point Blvd., South San Francisco, California 94080.

Company Website

We maintain a website at www.denalitherapeutics.com. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement, and references to our website address in this proxy statement are inactive textual references only.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Such persons are also required to provide us with copies of all such reports filed with the SEC. Based solely upon the information supplied to us by these persons, we are required to report any known failure to file these reports within the specified period. To our knowledge, based solely upon a review of the Section 16(a) reports furnished to us and the written representations of these reporting persons, these persons complied with all filing requirements in a timely fashion for fiscal year 2022.

PROPOSALS OF STOCKHOLDERS FOR 2024 ANNUAL MEETING

Stockholders who wish to present proposals for inclusion in the proxy materials to be distributed in connection with next year's annual meeting must submit their proposals so that they are received at Denali's principal executive offices no later than December 20, 2023. Pursuant to the rules promulgated by the SEC, simply submitting a proposal does not guarantee that it will be included.

In order to be properly brought before the 2024 annual meeting of stockholders, a stockholder's notice of a matter the stockholder wishes to present, or the person or persons the stockholder wishes to nominate as a director, must be delivered to the Secretary of Denali at its principal executive offices not less than 45 nor more than 75 days before the first anniversary of the date on which Denali first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year's annual meeting. As a result, any notice given by a stockholder pursuant to these provisions of our bylaws must be received no earlier than February 3, 2024, and no later than March 4, 2024, unless our annual meeting date occurs more than 30 days before or 60 days after June 1, 2023. In that case, we must receive proposals not earlier than the close of business on the 120th day prior to the date of the 2024 annual meeting and not later than the close of business on the later of the 90th day prior to the date of the annual meeting or the 10th day following the day on which we first make a public announcement of the date of the meeting.

To be in proper form, a stockholder's notice must include the specified information concerning the proposal or nominee as described in our bylaws. In addition, the notice must contain the information required by, and otherwise comply with, Rule 14A-19(b) of the Exchange Act, if applicable. A stockholder who wishes to submit a proposal or nomination is encouraged to seek independent counsel about our bylaws and SEC requirements. Denali will not consider any proposal or nomination that is not timely or otherwise does not meet the bylaws and SEC requirements for submitting a proposal or nomination.

Notices of intention to present proposals at the 2024 annual meeting of stockholders must be addressed to: Secretary, Denali Therapeutics Inc., 161 Oyster Point Blvd., South San Francisco, California 94080. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

*   *   *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named on the enclosed proxy card will have discretion to vote the shares of common stock they represent in accordance with their own judgment on such matters.

It is important that your shares of common stock be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone, by using the Internet or by mail at your earliest convenience, as instructed on the Notice of Internet Availability of Proxy Materials.

THE BOARD OF DIRECTORS

South San Francisco, California
April 18, 2023

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission File Number: 001-38311

Denali Therapeutics Inc.
(Exact name of registrant as specified in its charter)

Delaware	46-3872213
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

161 Oyster Point Blvd.
South San Francisco, CA, 94080
(Address of principal executive offices and zip code)

(650) 866-8548
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	DNLI	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $1.5 billion, based on the closing price of the registrant's common stock, as reported by the Nasdaq Global Select Market on June 30, 2022 of $29.43 per share. Shares of the registrant's common stock held by each executive officer, director and holder of 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

The number of outstanding shares of the registrant's common stock as of February 21, 2023 was 136,677,646 par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's Definitive Proxy Statement relating to the registrant's 2023 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's 2022 fiscal year ended December 31, 2022.

Denali Therapeutics Inc.
Annual Report on Form 10-K
TABLE OF CONTENTS

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Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements. All statements other than statements of historical facts contained in this report, including statements regarding our future results of operations and financial position, business strategy, product candidates, planned preclinical studies and clinical trials, research and development costs, regulatory approvals, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that are in some cases beyond our control and may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "would," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these terms or other similar expressions. Forward-looking statements contained in this report include, but are not limited to, statements about:

- *the progress, success, cost and timing of our development activities, preclinical studies and clinical trials, and in particular the development of our blood-brain barrier ("BBB") platform technology, programs and biomarkers, including the initiation and completion of studies or trials and related preparatory work, enrollment in such trials, the timing of when data from clinical trials will become available, the advancement of new molecule entities into clinical development and related timing, and the filing of investigational new drug applications or clinical trial applications;*

- *the impact of preclinical findings on our ability to achieve exposures of our product candidates that allow us to explore a robust pharmacodynamic range of these candidates in humans;*

- *the expected potential benefits and potential revenue resulting from strategic collaborations with third parties and our ability to attract collaborators with development, regulatory and commercialization expertise;*

- *the timing or likelihood of regulatory filings and approvals;*

- *our ability to obtain and maintain regulatory approval of our product candidates, and any related restrictions, limitations and/or warnings in the label of any approved product candidate;*

- *the extent to which any dosing limitations that we have been subject to, and/or may be subject to in the future, may affect the success of our product candidates;*

- *the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;*

- *the terms and conditions of licenses granted to us and our ability to license and/or acquire additional intellectual property relating to our product candidates and BBB platform technology;*

- *our ability to obtain funding for our operations, including funding necessary to develop and commercialize our current and potential future product candidates;*

- *our plans and ability to establish sales, marketing and distribution infrastructure to commercialize any product candidates for which we obtain approval;*

- *future agreements with third parties in connection with the commercialization of our product candidates;*

- *the size and growth potential of the markets for our product candidates, if approved for commercial use, and our ability to serve those markets;*

- *the rate and degree of market acceptance of our product candidates;*

- *existing regulations and regulatory developments in the United States and foreign countries;*

- *potential claims relating to our intellectual property and third-party intellectual property;*

- *our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;*

- *our plans and ability to develop our own manufacturing facilities;*

- *the pricing and reimbursement of our product candidates, if approved and commercialized;*

- *the success of competing products or platform technologies that are or may become available;*

- *our ability to attract and retain key managerial, scientific and medical personnel;*

- *the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;*

- *our ability to enhance operational, financial and information management systems;*

- *the impact of adverse global economic conditions such as rising interest rates, rising inflation and increased labor market competition;*

- *the impact of the COVID-19 pandemic, increased geopolitical uncertainty and related economic disruptions and social conditions on our business; and*

- *our financial performance.*

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate, and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this report and are subject to a number of risks, uncertainties and assumptions described in the section titled "Risk Factors" and elsewhere in this report. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report on Form 10-K to conform these statements to actual results or to changes in expectations.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

This report contains estimates, projections and other information concerning our industry, our business and the markets for our product candidates. We obtained the industry, market and similar data set forth in this report from our own internal estimates and research and from academic and industry research, publications, surveys and studies conducted by third parties, including governmental agencies. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. While we believe that the data we use from third parties are reliable, we have not separately verified these data. Further, while we believe our internal research is reliable, such research has not been verified by any third party. You are cautioned not to give undue weight to any such information, projections and estimates.

ITEM 1.   BUSINESS

Overview and Strategy

Our goal is to discover, develop and deliver therapeutics to defeat degeneration.

We are a clinical stage biopharmaceutical company developing a broad portfolio of product candidates engineered to cross the blood-brain barrier ("BBB") for neurodegenerative diseases and lysosomal storage diseases. We have a diversified and differentiated portfolio of both small molecule and biotherapeutic medicines, comprising seven product candidates in clinical development across eight indications as well as more than a dozen preclinical therapeutic candidates. Each of our programs has been engineered for efficient delivery across the BBB to increase drug exposure in the brain after systemic administration. We have discovered and developed a proprietary platform technology called the Transport Vehicle or "TV", which we have used in developing our portfolio of brain-penetrant therapies based on our Enzyme Transport Vehicle ("ETV"), Antibody Transport Vehicle ("ATV"), Protein Transport Vehicle ("PTV"), and Oligonucleotide Transport Vehicle ("OTV"). We believe the combination of a clinically validated delivery platform and a maturing therapeutic portfolio will position us for long-term success in our goal to advance next-generation, targeted medicines for people living with neurodegenerative diseases. We plan to further grow our discovery and clinical development capabilities and intend to build internal manufacturing capabilities and commercial infrastructure in a staged manner that is aligned with the progression of our portfolio. We aim to serve patients as a fully integrated global organization.

Key Achievements Since Company Founding in 2015

- Built a broad portfolio comprised of seven clinical-stage programs of which three are currently late-stage and a fourth program expected to enter late-stage development in 2023

- Invented and developed proprietary BBB TV technology with potential to deliver enzymes, antibodies, proteins and oligonucleotides via systemic administration

    ◦ Advanced three TV-enabled programs to clinical development and established biomarker proof of concept with ETV:IDS

    ◦ Achieved preclinical proof of concept for TV-enabled brain delivery of antisense oligonucleotides

- Advanced 10 investigational new drug applications and clinical trial applications for new molecules to enter clinical development

- Entered into three strategic collaborations totaling $1.3 billion in upfront payments and over $3 billion in potential milestones

- Published over 20 peer-reviewed papers in top-tier scientific journals

- Granted over 90 patents worldwide

- Three of our female leaders were recognized by various publications as leaders in the field

We have three late-stage development programs: DNL310 (ETV:IDS) for MPS II (Hunter syndrome); BIIB122/DNL151 (LRRK2 inhibitor) for Parkinson's disease; and SAR443820/DNL788 (CNS-penetrant RIPK1 inhibitor) for amyotrophic lateral sclerosis ("ALS"). In addition, we have initiated planning for a Phase 2/3 study of DNL343 (eIF2B activator) as part of the HEALEY Platform Trial in ALS. SAR443820/DNL788 is also being evaluated in a Phase 2 study for multiple sclerosis. We are conducting first-in-human studies of TAK-920/DNL919 (ATV:TREM2) for Alzheimer's disease and TAK-594/DNL593 (PTV:PGRN) for frontotemporal dementia-granulin ("FTD-GRN"). SAR443122/DNL758 (peripheral RIPK1 inhibitor) is in two Phase 2 studies for cutaneous lupus erythematosus ("CLE") and ulcerative colitis ("UC").

As our portfolio matures and our company scales, we plan to maintain a deep focus on science to guide our efforts to discover, develop and deliver medicines to patients. Our discovery and development strategy is guided by three overarching principles that we believe will significantly increase the probability of success and accelerate the timing to bring effective therapeutics to people living with neurodegenerative diseases:

- **Degenogene Pathways** – each of our programs addresses a molecular target or biological pathway that is genetically validated to cause or increase the risk for neurodegenerative diseases.

- **Engineering Brain Delivery** – we engineer our product candidates to cross the BBB and act directly in the brain by following a rigorous approach in designing small molecules and by using our proprietary TV platform technology to effectively deliver large therapeutic molecules, such as enzymes, proteins, antibodies, and oligonucleotides, across the BBB after intravenous administration.

- **Biomarker-Driven Development** – we discover, develop and use biomarkers to inform dose selection, assess clinical activity, and identify patients most likely to respond to our therapies.

Our target indications include diseases with large patient populations, such as Alzheimer's disease and Parkinson's disease, as well as rare indications, such as Hunter syndrome, FTD-GRN and ALS. We expect our first potential product launches will be in rare disease categories. Launching first in rare indications gives us the opportunity to build and establish our commercial organization so that we are poised for success in larger indications over time. Our most advanced TV-enabled program, DNL310 (ETV:IDS), is intended to replace the standard of care in Hunter syndrome, which belongs to a group of rare lysosomal storage diseases ("LSDs"). LSDs affect more than 30,000 individuals worldwide for whom central nervous system ("CNS") manifestations and many peripheral symptoms continue to remain unaddressed by the current standard of care, if available at all. We aim to leverage certain efficiencies of scale to support the commercialization of additional product candidates to create an LSD franchise. We are actively working toward building clinical manufacturing capabilities and continuing to expand our commercial capabilities in LSDs and intend to serve patients directly in several countries. In parallel, we are advancing our programs for rare neurodegenerative diseases such as ALS and FTD, which impact around 500,000 individuals worldwide. We may commercialize these product candidates, if approved, independently in key markets and/or leverage partnerships to ensure optimal access for patients. For the common neurodegenerative diseases, such as Alzheimer's disease and Parkinson's disease, which afflict 40 to 50 million individuals worldwide, we plan to initially leverage strategic collaborations that contribute existing global commercial infrastructure.

Collaborations and partnering are central components of our strategy to build, develop and commercialize our portfolio of product candidates. We have numerous arrangements with biopharmaceutical companies, technology companies, academic institutions, foundations, and patient-focused data companies. Notable active arrangements include those with Biogen Inc.'s subsidiaries, Biogen MA Inc. ("BIMA") and Biogen International GmbH ("BIG") (BIMA and BIG, collectively, "Biogen"), and Takeda Pharmaceutical Company Limited ("Takeda"), and Genzyme Corporation, a wholly owned subsidiary of Sanofi S.A. ("Sanofi"). We hold significant development and commercialization rights to all of our CNS programs, including the programs which are subject to our collaboration agreements with Biogen, Sanofi and Takeda, where we share responsibility for clinical development and share commercialization rights in the United States and China. Our costs of developing programs associated with these collaborations are largely covered through upfront payments, expected incoming milestones and cost sharing. We may seek additional strategic partnering opportunities as we strive to capture the full value of our portfolio and platforms. For example, the TV platform has potential applications beyond our core focus on neurodegeneration (e.g., oncology, infectious disease, neuropsychiatry, pain).

At Denali, we are guided by the core Denali values of trust, growth, grit and unity, and these values form the foundation of our Environmental, Social & Governance ("ESG") practices. Our working culture seeks to develop quality leaders, foster diversity and inclusion, and emphasize continuous growth. We embrace differences and acknowledge the valuable perspectives that a diverse and inclusive workforce brings to problem-solving and innovation. We strive to manage our operations in a way that is sustainable and reduces our impact on the environment, including through a Green Alternative program which provides researchers with information on suitable alternative chemicals that have a lower environmental impact for common solvents. Additionally, several waste streams have been segregated on-site for proper disposal or recycling, such as containers, food waste, plastics, styrofoam, and glass chemical containers, to maximize recycling and composting. We also maintain an ongoing commitment to corporate governance principles, with oversight of ESG matters by Denali's Board of Directors, and strong performance orientation in our compensation program.

Our Approach to Defeating Neurodegeneration

Our Scientific Principles

Degenogene Pathways

The number of genetic associations discovered in neurodegenerative diseases has grown rapidly in recent years. Degenogenes are genes that when mutated cause, or are major risk factors for, neurodegenerative diseases. Analysis of recently discovered degenogenes point to important disease pathways that, when dysregulated, increase the risk of developing neurodegenerative disease, and provide a strong scientific foundation for prioritizing drug development programs. We currently focus on programs that seek to modulate three key disease pathways:

- **Lysosomal Function –** Dysfunction of the lysosomal system, the disposal and recycling compartment of the cell, is associated with several neurodegenerative diseases, including Parkinson's disease and neurodegeneration in the context of LSDs. Degenogenes linked to lysosomal function include leucine-rich repeat kinase 2 ("LRRK2"), progranulin ("PGRN"), alpha-synuclein ("aSyn"), and lysosomal enzymes, including iduronate 2-sulfatase ("IDS"), sulfamidase ("SGSH"), and glucocerebrosidase ("GBA").

- **Glial Biology –** Glial cells, the resident immune cells of the brain, serve various functions including supporting neuronal health, pruning neuronal synapses, and providing immune surveillance and response in the brain. Genetic and pathological data suggest that glial dysfunction significantly contributes to neurodegenerative diseases, such as Alzheimer's disease. Degenogenes that implicate immune dysfunction in the brain include triggering receptors expressed on myeloid cells 2 ("TREM2") and receptor interacting serine/threonine protein kinase 1 ("RIPK1"), a critical signaling protein in a canonical inflammatory and cell death pathway.

- **Cellular Homeostasis –** The brain is particularly susceptible to defects in lipid, protein or RNA homeostasis. Mutations in several ALS and FTD degenogenes alter RNA homeostasis and increase cellular stress. Eukaryotic initiation factor 2 B ("eIF2B") is an essential regulator of cellular stress, and modulators of eIF2B activity have been shown to be beneficial in numerous in vitro and in vivo models of neurodegenerative disease. Other degenogenes linked to cellular homeostasis include amyloid precursor protein ("APP"), Tau and Apolipoprotein E ("ApoE").

Engineering Brain Delivery

Historically, the BBB has been a major challenge to the development of medicines for diseases of the CNS. While the BBB protects the brain from threats such as harmful substances and infections by tightly regulating transport of molecules into and out of the brain, the BBB also prevents the delivery of small- and large-molecule medicines to the brain in sufficient quantities to have therapeutic effect. We directly address the BBB challenge by engineering brain delivery for both small and large molecules.

Most small molecules are actively excluded from the brain by efflux pumps at the BBB; it has been estimated that approximately 98% do not cross the BBB. We rigorously design our small molecule therapeutic candidates to be orally bioavailable with chemical and physical properties that enable them to be readily absorbed from the gut and to penetrate the BBB while avoiding transporter-mediated efflux.

We invented, developed, and continue to optimize a proprietary technology, called the Transport Vehicle, to deliver our large molecule biotherapeutic candidates to the brain after systemic administration. Clinical and preclinical studies with several of our TV-enabled product candidates demonstrated high concentrations and broad distribution in all explored regions of the CNS and in key CNS cell types and showed improved pharmacodynamic effects compared to standard biotherapeutics. We believe that the TV can significantly increase the probability of success of biotherapeutics for CNS indications and can enable many new potential treatment options.

Our TV technology is modular and enables several classes of biotherapeutics to more effectively cross the BBB, including enzymes, antibodies, proteins and oligonucleotides. The TV technology is engineered to engage specific BBB transport receptors, such as the transferrin receptor ("TfR"), which are highly expressed in brain capillaries and facilitate transport of proteins into the brain (**Figure 1**) in a process called receptor mediated transcytosis, or RMT.



Blood
Tight junction
Transporter
Endothelial Cell
Astrocyte
Target
Neuron
Brain
TfR
ATV
Tf
Tf
endothelial cell membrane
Antibody Transport Vehicle (ATV)
Enzyme Transport Vehicle (ETV)
Protein Transport Vehicle (PTV)
Oligonucleotide Transport Vehicle (OTV)

Figure 1: Engineering brain delivery. Schematic of the TV technologies, designed to cross the BBB through receptor-mediated transcytosis, leveraging endogenous receptors expressed on endothelial cells of the central nervous system vasculature.

Our pipeline of TV-enabled programs currently includes three clinical-stage programs and more than a dozen programs in preclinical development. We demonstrated proof of concept with safety and pharmacokinetic and pharmacodynamic data from the ongoing Phase 1/2 study with DNL310 (ETV:IDS), and pharmacokinetic data from the ongoing Ph1 study with DNL593, as well as data from several preclinical studies in mouse and nonhuman primate models. Preclinical studies demonstrated robust and sustained pharmacodynamic effects in the brain after intravenous dosing of TV-enabled antibodies, enzymes, proteins, and antisense oligonucleotides ("ASOs"), while standard antibodies, enzymes, proteins and ASOs had no or minimal pharmacodynamic effects. These data show that TV-enabled product candidates have the potential to achieve therapeutically relevant concentrations in the brain after systemic administration, making them potentially superior to traditional biologic therapeutics in targeting neurodegenerative diseases.

Our TV technology is differentiated from other BBB technologies through its engineering approach, which may provide superior stability and safety and higher exposure of drug candidates in the brain (**Figure 2**).


TV Technology enables multiple modality-based platforms to effectively deliver a wide range of large molecule therapeutics across the Blood-Brain Barrier
transferrin receptor (TfR) binding site integrated into Fc
Enzyme Transport Vehicle (ETV)
Antibody Transport Vehicle (ATV)
Protein Transport Vehicle (PTV)
Oligonucleotide Transport Vehicle (OTV)
Other RMT BBB approaches
TfR binding
TfR binding
TfR binding
Single Chain Antibody Fusion
Standard Protein Antibody Fusion
Distinct TV engineering may translate into improved properties
Natural IgG Fc structure without linkers or appended sequences
Monovalent, optimized affinity binding to avoid vascular trapping and TfR degradation
Ability to introduce or silence effector function
Ability to deliver antibodies (ATV), enzymes (ETV), proteins (PTV), and ASOs (OTV)
Higher brain exposure
Greater modularity
Longer half-life
Better safety

Figure 2: Denali's TV technology is modular and highly differentiated

Our most advanced TV-enabled program, DNL310 (ETV:IDS), is currently in an ongoing Phase 2/3 study, and we have advanced two additional TV-enabled molecules into clinical testing, namely, PTV:PGRN (TAK-594/DNL593) and ATV:TREM2 (TAK-920/DNL919). In addition, we plan to submit an IND application for another ETV-enabled molecule, DNL126 (ETV:SGSH) in the first half of 2023.

We believe that we can further expand our portfolio leveraging the modularity of the TV technology. In addition to our current focus on neurodegenerative diseases and LSDs, we are exploring programs in oncology (ATV:HER2) and infectious diseases as well as other neurological and neuromuscular indications (**Figure 3**). We may develop these additional programs ourselves in the future or seek partnerships.


PROGRAMS
FUTURE PROGRAM
ETV:GCase
ETV:ARSA
ETV:NAGLU
ETV:GAA
ETV:IDUA
ETV:SGSH
ETV:IDS
FUTURE PROGRAM
ATV:HER2
ATV:Abeta
ATV:TREM2
FUTURE PROGRAM
PTV:PGRN
FUTURE PROGRAM
OTV:Epilepsy
OTV:UBE3A-ATS
OTV:DMPK
OTV:SNCA
OTV:MAPT
TV PLATFORM DEVELOPMENT
FUTURE
CD98
TfR
MODALITIES
ENZYMES
ANTIBODIES
PROTEINS
OLIGOS
TARGET THERAPEUTIC AREAS
Current Focus
NEURODEGENERATION, LYSOSOMAL STORAGE DISEASES
Future Opportunities
ONCOLOGY, INFECTIOUS DISEASES, NEUROPSYCHIATRY, PAIN
CLINICAL
IND-ENABLING
DISCOVERY
FUTURE PROGRAM

Figure 3: Denali's TV technology provides opportunities for platform expansion

Biomarker-Driven Development

As part of our strategy, we identify and validate biomarkers which are relevant for both animal models and human trials and are critical for selecting patients, predicting and measuring target engagement, supporting dose selection and enabling decisions on progression of product candidates to the next phase of development. When practicable, we are developing patient selection biomarkers for our programs to enable identification of patients with the relevant disease biology and stage of disease likely to benefit from targeted therapy in order to increase the likelihood of success of clinical trials. Ultimately, we expect to positively impact market acceptance of these targeted therapies, driven by high and meaningful response rates within the targeted population as defined by the patient selection biomarkers. In certain indications, regulatory approval may limit the market of a product candidate to target patient populations when patient selection biomarkers are used. In these indications, regulatory authorities may require us to run additional clinical trials prior to expanding the label for approval that includes a broader patient population.

Our Programs

The following table summarizes key information about our clinical programs and pipeline:

MODALITY
TARGET
BIOLOGY
DRUG CANDIDATE*
DISEASE INDICATION
DEVELOPMENT STAGE
IND-Enabling
Early
Mid
Late
PARTNER
LARGE MOLECULE (TV-ENABLED)
Iduronate 2-Sulfatase
Lysosomal Function
DNL310 (ETV:IDS)
MPS II (Hunter)
PGRN
Lysosomal Function
TAK-594/DNL593 (PTV:PGRN)
Frontotemporal Dementia-Granulin (FTD-GRN)
Takeda
TREM2
Glial Biology
TAK-920/DNL919 (ATV:TREM2)
Alzheimer's
Takeda
Sulfamidase
Lysosomal Function
DNL126 (ETV:SGSH)
MPS IIIA (Sanfilippo)
Alpha-L-iduronidase
Lysosomal Function
DNL622 (ETV:IDUA)
MPS I (Hurler)
Multiple
Multiple
OTV:Multiple
Multiple
SMALL MOLECULE
LRRK2
Lysosomal Function
BIIB122/DNL151 (LRRK2 inhibitor)
Idiopathic Parkinson's
LRRK2+ Parkinson's
Biogen
RIPK1 (CNS)
Glial Biology
SAR443820/DNL788 (RIPK1 inhibitor)
Amyotrophic Lateral Sclerosis (ALS)
Multiple Sclerosis (MS)
sanofi
RIPK1 (Peripheral)
Other
SAR443122/DNL758 (RIPK1 inhibitor)
Cutaneous Lupus Erythematosus (CLE)
Ulcerative Colitis (UC)
sanofi
eIF2B
Cellular Homeostasis
DNL343 (eIF2B activator)
Amyotrophic Lateral Sclerosis (ALS)
Small Molecules
Biotherapeutics
50/50 US Commercial
Royalty
*Investigational – not approved for treatment

Figure 4: Denali's current development pipeline

We are developing a broad portfolio of targeted therapeutic candidates for neurodegenerative diseases. Our programs are at different stages of clinical and preclinical development. In addition to our current clinical development portfolio, we expect to advance at least three new molecule entities ("NMEs") into clinical development in the 2023 to 2025 timeframe. We discuss our most advanced programs in further detail below.

Our Transport Vehicle (TV)-Enabled Programs

DNL310 ETV:IDS Enzyme Replacement Therapy Program for MPS II (Hunter Syndrome)

MPS II, also called Hunter syndrome, is a rare genetic disease that affects over 2,000 individuals, primarily males, world-wide, and leads to behavioral, cognitive, and physical symptoms ultimately resulting in shortened lifespan. MPS II is caused by mutations in the iduronate-2-sulfatase (*IDS*) gene, which leads to a deficiency of the IDS enzyme. Symptoms often begin emerging around age two and include physical complications, including organ dysfunction, joint stiffness, hearing loss and impaired growth, and neurocognitive symptoms with impaired development. The disease is characterized by a buildup of glycosaminoglycans (GAGs) in lysosomes — the part of the cell that breaks down materials including GAGs. The current standard of care enzyme replacement therapy partially treats the physical symptoms but does not cross the blood-brain barrier, and as a result, cognitive and behavioral symptoms experienced by the majority of patients with MPS II are not addressed. Therapies that address behavioral, cognitive, and physical manifestations of the disease are one of the greatest unmet needs for this community.

DNL310 is an investigational fusion protein composed of IDS fused to Denali's proprietary ETV, which is engineered to cross the blood-brain barrier via receptor-mediated transcytosis into the brain. Preclinical studies demonstrate that DNL310 delivers IDS to lysosomes, where it is needed to break down GAGs. DNL310 is engineered for broad delivery of IDS into cells and tissues throughout the body, including the brain with the goal of addressing the behavioral, cognitive, and physical manifestations of MPS II. In March 2021, the U.S. Food and Drug Administration granted Fast Track designation to DNL310 for the treatment of patients with MPS II. In May 2022, the European Medicines Agency granted DNL310 Priority Medicines designation. DNL310 is an investigational product candidate and has not been approved by any Health Authority.

Based on supportive clinical and preclinical data to date, we are conducting the Phase 2/3 COMPASS study in North America, South America, and Europe (**Figure 5**). The Phase 2/3 COMPASS study is expected to enroll 54 participants with MPS II, with and without neuronopathic disease. The participants will be randomized 2:1 to receive either DNL310 or idursulfase, respectively. Cohort A will include children ages ≥2 to <6 years with neuronopathic disease; cohort B will include children ages ≥6 to <17 without neuronopathic disease. Upon completion of the ongoing Phase 1/2 study, and together with data from the global COMPASS study, this combined data package is intended to support registration.



DNLI-E-0007 STUDY OVERVIEW (NCT05371613)
Study Design
Double-Blind, Randomized Study of DNL310 vs Idursulfase in children with neuronopathic (96-week study) or non-neuronopathic (48-week study) MPSII followed by OLE
DNL310 is administered by weekly IV infusion
n= 54 patients in 2 cohorts
Key Eligibility
Cohort A: neuronopathic patients aged ≥2 to <6 years
Cohort B: non-neuronopathic patients aged ≥6 to <17 years
Receiving approved IDS for >4 months
IDS-treated patients will be switched to DNL310 without a washout period
Key Endpoints
Key Efficacy Endpoints
Effect of DNL310 on CSF biomarkers
CSF GAGs
Effect of DNL310 on neurobehavioral parameters
Adaptive behavior testing: Vineland Adaptive Behavior Scales
Neurocognitive testing: BSID, KABC, WISC
Effect of DNL310 on peripheral manifestations of disease
Urine GAGs
Liver/spleen volume
Clinician and caregiver reported outcomes: Global Impression Scales
Key Safety Assessments
Treatment-emergent adverse events
Infusion-related reactions
Laboratory abnormalities
DOSING SCHEMA
Week 1
Week 96 (End of Study)
Treatment Period
DNL310 Open Label
DNL310
SOC (idursulfase)
Week 48-72 Allow Blinded Treatment Switch*
MPS II Population
Cohort A Neuronopathic MPS II
Cohort B Non-Neuronopathic MPS II
Randomization (2:1) (DNL310:idursulfase)
Weekly IV Dosing
Treatment Period
DNL310 Open Label
DNL310
SOC (idursulfase)
* Monitor/rescue criteria defined in event of peripheral clinical worsening for both cohorts.
Week 1
Week 48 (End of Study)
COMPASS

Figure 5: DNL310 Phase 2/3 COMPASS Study design

In parallel with the Phase 2/3 COMPASS study, we are also conducting a Phase 1/2 trial for DNL310 in patients with MPS II as a multicenter, multiregional, open-label, single-arm trial to assess the safety, pharmacokinetics, and pharmacodynamics of DNL310 administered once weekly by intravenous infusion. We have previously reported interim analyses from the Phase 1/2 study and most recently at the 2023 WORLD Symposium in February 2023. The presentation included data as of the September 2022 data cut off from the 28 participants enrolled in the Phase 1/2 study, all but one with neuronopathic MPS II, and having a median age of 5 years (range 2 to 12) at enrollment. Participants received weekly intravenous doses of DNL310 starting on day 1 of the study, with no wash-out period for those switching from idursulfase. Key results are summarized below.

The data reported at the 2023 WORLD Symposium continued to demonstrate that DNL310 enables rapid and sustained normalization of heparan sulfate in cerebrospinal fluid (CSF) with mean reductions from baseline of 91% and 90% at weeks 24 and 49, respectively. Normalization of CSF heparan sulfate was observed even in participants with high levels of preexisting anti-iduronate-2-sulfatase antibodies. (**Figure 6**).



BIOMARKERS: CSF HEPARAN SULFATE (HS)[a]

Week	n	Mean HS reduction from BL, %
24	25	90.6
49	19	90.0
104[b]	3	91.4

ADA, anti-drug antibodies. [a] Preliminary normal range (10th and 90th percentile) determined using 30 healthy adult CSF samples (age range, 18-81 years; median, 52 years). Total CSF GAG levels were similar in adults and children (Hendriksz et al. 2015). Normal range for CSF HS, 39.1-92.51 ng/mL. HS was measured as a sum of the disaccharides D0A0, D0A6, D0S0, D2S6. [b] Data for 1 week 104 time point was collected post clinical cutoff date.

Figure 6: Rapid normalization or near normalization of CSF HS was observed in all participants, was sustained at week 49, and remained normal in the three participants tested at week 104.

Sustained reduction of lysosomal lipid biomarkers in CSF was also observed, which is consistent with improved lysosomal function. At week 24, the mean decline in levels of gangliosides GM2, GM3, and glucosylsphingosine lipids were 64%, 54%, and 57%, respectively, which was sustained at week 49 (63%, 49%, and 48%, respectively).

After switching from idursulfase to DNL310, a mean decline from baseline of 85% and 89% was observed for heparan sulfate and dermatan sulfate biomarkers in the urine, respectively, at week 49, suggesting DNL310 has added peripheral activity over approved enzyme replacement therapy.

Exploratory clinical outcomes data from Vineland Adaptive Behavior Scales (VABS)-II (**Figure 7**) and Bayley Scales of Infant and Toddler Development (BSID)-III assessments (**Figure 8**) were reported for the first time at the 2023 WORLD Symposium and positive mean changes in raw scores over one year with DNL310 treatment relating to adaptive behavior and cognitive skill gains were observed, respectively. These raw score results are consistent with previously reported one-year findings from the Clinician Global Impression Scales of Change and Caregiver Global Impression Scales of Change, showing that most participants demonstrated improvement or stabilization across all domains at week 49 of study treatment.

Hearing, as assessed by auditory brainstem response (ABR) testing, numerically improved over time after initiation of DNL310 across all frequencies. At week 49, ABR thresholds showed statistically significant improvements across three of the four frequencies, with a trend toward greater improvement at higher frequencies.

The safety profile of DNL310 remains consistent with standard of care, now with data up to two years of treatment with DNL310. The most frequent treatment-emergent adverse events were infusion related reactions, which decreased in frequency and severity with continued dosing. An independent data monitoring committee met in October 2022 and recommended that the study may continue without modifications.

2023 expected progress and milestones:

- Presentation of additional interim Phase 1/2 data at the Society for the Study of Inborn Errors of Metabolism (SSIEM) Annual Symposium.
- Continued recruitment of participants with MPS II in the global Phase 2/3 COMPASS study.



CLINICAL OUTCOMES: VABS-II RAW SCORE
Raw Score Mean Change From Baseline at Week 49a
Total Adaptive Behavior
Communication - Expressive
Communication - Receptive
Communication - Written
Daily Living - Community
Daily Living - Domestic
Daily Living - Personal
Socialization - Coping Skills
Socialization - Interpersonal
Socialization - Play/Leisure
Motor Skills - Fine Motor
Motor Skills - Gross Motor
0
30
60
90
Mean Change (95% CI)
(n=16)
Individual Longitudinal Raw Scores in Selected Subdomains Relevant to MPS IIb
Communication - Expressive Raw Score
Daily Living - Personal Raw Score
Socialization - Coping Skills Raw Score
Value
Age (months)
(n=22)
VABS-II, Vineland Adaptive Behavior Scales II.
aData from 4 participants either unavailable (n=1) or only VABS-3 collected (n=3) at week 49. The Total Adaptive Behavior raw score derives from all Communication, Daily Living, and Socialization subdomains except for Communication-Written, Daily Living-Domestic, and Daily Living-Community. bData shown extend to 104 weeks post-baseline

Figure 7: Over 49 weeks, mean VABS-II raw scores increased across subdomains, including those particularly relevant to MPS families, reflecting adaptive behavior skill gain.

CLINICAL OUTCOMES: BSID-III RAW SCORE



[a]Imputed KABC scores used maximum BSID score of 91. Participants with imputed values at both BL and week 49 (n=3) were not included in the mean change (would be uninformative); 2 participants expected to have data did not complete either cognitive assessment at Week 49. [b]Data shown extend to 104 weeks post-baseline *Participant missed 44% of weekly infusions between last 2 time points.

Figure 8: Mean increases were observed in BSID III Cognitive Raw Scores at Week 49 and were larger in magnitude when accounting for participants cognitively capable of completing the Kaufman Assessment Battery for Children.

TAK-594/DNL593 (PTV:PGRN) Program for FTD-GRN

FTD is the most common form of dementia in people under 60 years of age. While the progression of symptoms varies by individual, FTD brings an inevitable decline in function together with changes in personality and social behaviors, and sometimes language and/or motor dysfunction. Mutations in the granulin ("*GRN*") gene, which encodes the PGRN protein, generally result in reduced levels of PGRN and are among the most common genetic causes of FTD. It is estimated that FTD-GRN is 5-10% of the total FTD patient population. There are currently no approved medicines to stop or slow the progression of FTD or FTD-GRN.

As described in more detail in "Business - Licenses and Collaborations" below, we are collaborating with Takeda to co-develop and co-commercialize TAK-594/DNL593 (PTV:PGRN), an investigational, brain-penetrant PGRN replacement therapy enabled by Denali's PTV platform and designed to restore normal levels of PGRN in the brain without interfering with normal PGRN transport and processing. Preclinical proof of concept demonstrates that PTV enhances brain uptake of recombinant PGRN as well as uptake by multiple cell types in the brain, including neurons and microglia, as compared to non-TV PGRN. In addition, TAK-594/DNL593 rescued both neurodegeneration and microglial dysfunction in PGRN-deficient mice. Our improved mechanistic understanding of the role of PGRN in lysosomal function indicates that direct delivery of TAK-594/DNL593 to the brain may be an effective therapeutic approach to increase PGRN levels in lysosomes for the potential treatment of people with certain types of FTD, especially FTD-GRN caused by PGRN deficiency.

Together with Takeda, we initiated a Phase 1/2 clinical trial of TAK-594/DNL593 for FTD-GRN in 2022. Interim results from Part A of this study evaluating DNL593 in healthy subjects were presented at the Frontotemporal Dementia Prevention Initiative meeting in November 2022 and demonstrated that single doses of DNL593 resulted in substantial increases in CSF PGRN levels suggesting brain delivery of DNL593 was achieved and has the potential to address PGRN deficiency, which drives FTD-GRN disease progression (**Figure 9**). Single doses of DNL593 were generally well tolerated, based on blinded safety analysis. The data support the ongoing recruitment of participants with FTD-GRN in Part B (ascending multiple doses) of the Phase 1/2 study.

2023 expected progress and milestones:

- Final data from Phase 1/2 Part A healthy volunteer study in mid 2023.
- Continued recruitment of participants with FTD-GRN in Part B (ascending multiple doses) of the Phase 1/2 study.



Figure 9: Dose-dependent increase in CSF PGRN in healthy volunteers with intravenous DNL593.

TAK-920/DNL919 (ATV:TREM2) Program for Alzheimer's disease

Dementia affects more than 50 million people worldwide. Alzheimer's disease is the most common cause of dementia accounting for 60-70% of cases. TREM2 is a receptor expressed on microglia, the resident immune cells of the brain. Loss of function TREM2 genetic mutations are strongly associated with an increased risk for Alzheimer's disease; therefore, activating the receptor could be an efficacious therapeutic strategy.

As described in more detail in "Business - Licenses and Collaborations" below, we are collaborating with Takeda to co-develop and co-commercialize TAK-920/DNL919 (ATV:TREM2), an investigational, brain-penetrant TREM2 agonist enabled by Denali's PTV platform and designed to activate TREM2 and improve microglial function. Animal model data demonstrate enhanced brain uptake and biodistribution with TAK-920/DNL919 as compared to a non-ATV TREM2 antibody and improved pharmacodynamic response, including enhanced microglia metabolism and mitochondrial respiration (**Figure 10**).



Figure 10: ATV:TREM2 shifts most microglia to responsive states compared to standard anti-TREM2 and a control ATV (ATV:CNTL) in mice. Single cell RNAseq UMAP plots of brain microglia 24h post 10 mg/kg dose in a APP KI;TfR KI mouse model. Source: *Nature Neuroscience*, January 12, 2023.

Together with Takeda, we initiated a Phase 1 single ascending dose study in healthy volunteers in the Netherlands in 2022 which is actively enrolling participants. In January 2022, we announced that the TAK-920/DNL919 Investigational New Drug ("IND") application had been placed on clinical hold by the U.S. Food and Drug Administration ("FDA"). We plan to continue to engage with the FDA and regulatory authorities in Europe to define the path forward for the TAK-920/DNL919 clinical program, including plans to advance into a Phase 1b study in patients with Alzheimer's disease.

2023 expected progress and milestones:

- Data from the Phase 1 single ascending dose study in healthy volunteers by year-end 2023.

DNL126 (ETV:SGSH) Program for MPS IIIA (Sanfilippo Syndrome A)

DNL126 (ETV:SGSH) is our second most advanced ETV program following DNL310 (ETV:IDS). DNL126 is in development for the potential treatment of MPS IIIA (Sanfilippo syndrome A), a rare lysosomal storage disease that causes fatal brain damage. MPS IIIA is caused by genetic defects that result in a reduction in the lysosomal activity of SGSH, an enzyme responsible for degrading heparan sulfates in the lysosome. There are no approved treatments for MPS IIIA. Preclinical data demonstrated that DNL126 reduced heparan sulfate in a dose-dependent manner in brain, cerebrospinal fluid and liver in an MPS IIIA model (**Figure 11**). Submission of an IND application is planned for the first half of 2023.

2023 expected progress and milestones:

- Submission of an IND application in the first half and Phase 1/2 recruitment activities in the second half of 2023.

Mouse models
TfR^mu/hu = non-disease control
Sgsh^mps3a ; TfR^mu/hu = disease model of MPS IIIA; reduced Sgsh enzyme activity (3-4% of WT levels) and harbors a chimeric transferrin receptor
Study Design
12 weekly doses of ETV:SGSH
1 2 12 weeks
Brain
CSF
Liver
Brain HS (ng/ug) (D0A0, D0S0)
CSF HS (ng/uL) (D0A0, D0S0)
Liver HS (ng/ug) (D0A0, D0S0)
****
Low High
TfR^mu/hu Sgsh^mps3a;TfR^mu/hu
ETV:SGSH dose (mg/kg)
Graphs display mean ± SEM and p values: one-way ANOVA with Tukey's multiple comparison test; ****p < 0.0001

Figure 11: 12 weekly doses of ETV:SGSH reduces brain, CSF, and liver HS levels in a MPS IIIA mouse model.

DNL622 (ETV:IDUA) for MPS I (Hurler syndrome)

Alpha-L-iduronidase ("IDUA") is an enzyme responsible for degrading heparan and dermatan sulfate in the lysosome. Genetic defects in IDUA result in a reduction or absence of lysosomal IDUA activity and cause Hurler syndrome (or MPS I), which is characterized by alterations in the skeleton, heart, respiratory system, and brain. DNL622 (ETV:IDUA) is a recombinant IDUA enzyme engineered to cross the BBB, to replace IDUA, and to treat the cognitive, behavioral and physical manifestations of the disease. DNL622 is currently in the IND-enabling stage of preclinical development.

Oligonucleotide Transport Vehicle ("OTV") Platform

Oligonucleotides, such as ASOs, are a novel class of biotherapeutics with the potential to address the root cause of many diseases through modulation of gene expression. This class, however, has been limited in its potential for treatment of neurodegenerative diseases, primarily due to the challenge of delivering effective amounts of drug to relevant brain regions. Direct injection into the CSF (e.g., intrathecal injection) or certain brain regions has not achieved the robust biodistribution into deep brain tissue, which may be necessary for effective therapeutic activity.

Nonhuman primate data demonstrated that intravenous delivery of an ASO enabled by our OTV technology resulted in broad brain biodistribution of the ASO (**Figure 12**) and knockdown of target gene expression in all brain cell types, which was superior to intrathecal administration of the ASO. These data support the potential of our OTV platform to enable peripheral administration of oligonucleotide therapeutics and to address a wide range of neurodegenerative and other neurological diseases. Denali has selected five ASO targets for further development with a near-term focus on advancing two OTV candidates towards clinical development (**Figure 13**).


NAKED ASO INTRATHECAL (IT) DELIVERY
Limited ASO Biodistribution
BRAIN
ANTERIOR
POSTERIOR
5mm
SPINAL CORD
Cervical
Lumbar
5mm
1mm
OTV INTRAVENOUS (IV) DELIVERY
Widespread ASO Biodistribution
BRAIN
ANTERIOR
POSTERIOR
5mm
SPINAL CORD
Cervical
Lumbar
5mm
1mm
anti-ASO

Figure 12: Broad brain biodistribution of an intravenously administered ASO enabled by our OTV technology (right) as compared to limited brain biodistribution of ASO delivered intrathecally (left).


OTV TARGET SELECTION
Alzheimer's
APP
MAPT
ApoE
Parkinson's
LRRK2
SNCA
Huntington's
MSH3
tHTT
mHTT SNP1-3
Neuromuscular
DMPK
DMD
SMN
FXN
Other Neuro (Epilepsy, Pain)
SCN1A
SCN2A
GYS1
SCN8A
CLN3
GRIA1
KCNT1
Other NeuroD
PrP
GSY1
GFAP
UBE3A-ATS
ALS
SOD1
C9orf72
FUS
ATXN2
OTV
Not exhaustive
OTV in IND-Enabling stage with near-term focus on acceleration of two targets to clinical testing

TARGET	INDICATION	PREVALENCE	DIFFERENTIATION STRATEGY
COMMON NEURODEGENERATIVE DISEASES			
MAPT	Alzheimer's Disease	6-10M cases US	Uniform knockdown of MAPT across the CNS to effectively reduce all forms of Tau protein & decrease aggregates
SNCA	Parkinson's Disease	1M cases US	Uniform knockdown of SNCA across the CNS to effectively reduce all forms of α-Syn protein & decrease aggregates
RARE CNS DISEASES			
UBE3A-ATS	Angelman's Syndrome	1.5-3K cases US (<8yo)	Uniform knockdown of UBE3A-ATS via systemic route to increase normal UBE3A protein levels throughout the CNS
Epilepsy Target 1	Epilepsy	1-15K cases US	Undisclosed
NEUROMUSCULAR DISEASES			
DMPK	Myotonic Dystrophy Type 1	*Adult* 40K cases US *Congenital* ~600 cases US	Knockdown of DMPK in periphery and CNS to reduce toxic RNA foci & allow MBNL proteins to resume normal splicing

Figure 13: OTV is designed to open a large potential indication space in neurodegeneration and beyond by enabling superior biodistribution of ASOs across brain regions, providing superior knockdown of target gene expression across all cell types, and enabling intravenous dosing of oligonucleotide therapeutics. Five ASO targets have been selected for further development with a near-term focus on advancing two OTV candidates towards clinical development.

Other TV-Enabled Discovery Programs

Our portfolio includes additional preclinical programs, including programs targeting amyloid beta ("Abeta") ("ATV:Abeta") and HER2 ("ATV:HER2").

Targeting Abeta plaques in the brain has been investigated by the field as a therapeutic approach to treat AD, and two Abeta-targeted antibodies, lecanemab and aducanumab, have been approved by the FDA using the Accelerated Approval pathway. These accelerated approvals were based on clinical data demonstrating that treatment was associated with a reduction in the accumulation of Abeta plaque in the brain, a defining feature of AD.

Our ATV:Abeta utilizes the TV platform to enable increased brain exposure and target engagement of anti-Abeta. In preclinical studies in mice, we demonstrated a notable difference in ATV:Abeta localization with plaques, and quantification revealed up to a 17-fold increase in ATV:Abeta signal colocalization with plaques compared to a non-TV-enabled Abeta antibody. This significant increase in target engagement compared to the standard antibody could indicate potential for superior efficacy or an improved therapeutic window. Biogen has an exclusive option to license ATV:Abeta, which option may be exercised up to the initiation of IND-enabling studies.

Human epidermal growth factor receptor 2 ("HER2") is a growth factor receptor that is over-expressed in multiple cancers, including breast, colorectal, and gastric cancer. Up to half of patients diagnosed with metastatic HER2-positive breast cancer have brain metastases for which limited treatment options exist. Using ATV, we have engineered mono- and bispecific formats of HER2 antibodies. In preclinical mouse studies, we have demonstrated improved anti-tumor activity of ATV-enabled HER2 antibodies in a HER2-positive peripheral tumor model. Our bispecific ATV:HER2 antibody demonstrated improved peripheral anti-tumor activity as compared to non-ATV HER2 antibodies as well as enhanced brain uptake as compared to a non-ATV HER2 antibody. The data support the potential for ATV:HER2 to treat HER2-positive peripheral tumors and brain metastases and to further validate the potential for TV applications in oncology.

Our Brain-Penetrant Small Molecule Programs

BIIB122/DNL151 LRRK2 Inhibitor Program for Parkinson's disease

Parkinson's disease is one of the most common brain diseases, affecting approximately 10 million people worldwide. It is commonly thought of as a movement disorder because patients can experience tremors, slowness of movement, stiffness and difficulty with walking and balance. In addition, Parkinson's patients can have other non-motor type problems such as constipation, depression and memory loss. The disease results from the loss of dopamine-producing cells in the brain and is likely caused by a combination of genetic and environmental risk factors.

Mutations in the LRRK2 gene are one of the most common genetic risk factors for Parkinson's disease. LRRK2 is involved in maintaining a healthy cellular environment by regulating lysosomal function through modification of Rab proteins. Increased levels of LRRK2 kinase activity lead to lysosomal dysfunction, which contributes to neurodegeneration. Inhibition of LRRK2 activity may slow the progression of Parkinson's disease in patients, with and without known genetic risks based on restoration of lysosomal function.

As described in more detail in "Business - Licenses and Collaborations" below, we are collaborating with Biogen to co-develop and co-commercialize our small molecule inhibitors of LRRK2 for Parkinson's disease. BIIB122/DNL151 is the most clinically advanced small molecule inhibitor of LRRK2 currently in clinical testing for Parkinson's disease. Results from Phase 1 and Phase 1b trials of BIIB122/DNL151 in healthy volunteers and patients with Parkinson's disease, respectively, showed robust target and pathway engagement as measured by pS935 LRRK2 and pT73 Rab10 ("pRab10"), respectively. In addition, a dose-dependent reduction in urine of the lysosomal lipid 22:6-bis[monoacylglycerol] phosphate ("BMP"), a biomarker of lysosomal function, was achieved with BIIB122/DNL151 treatment, providing evidence supporting improvement of lysosomal function. BIIB122/DNL151 was generally well tolerated across a broad range of doses for up to 28 days, the longest treatment duration in both studies.

Biogen is conducting two global late-stage clinical trials of BIIB122/DNL151: the Phase 2b LUMA study, which commenced in May 2022 and is evaluating the efficacy and safety of BIIB122/DNL151 as compared to placebo in approximately 640 participants with early-stage Parkinson's disease; and the Phase 3 LIGHTHOUSE study in approximately 400 participants with Parkinson's disease with a confirmed LRRK2 pathogenic variant, which commenced dosing in September 2022.

	Phase 2b LUMA Study	Phase 3 LIGHTHOUSE Study
PD patient population	No pathogenic LRRK2 variant	Confirmed pathogenic LRRK2 variant
Dosing	225 mg oral once daily BIIB122 vs. placebo	
Primary endpoint	Assessed using MDS-UPDRS	
Number of participants	640 (320 per arm)	400 (200 per arm)
Treatment period	48 weeks (min)	96 weeks (min)
Study initiation	May 2022	September 2022

2023 expected progress and milestones:

- Continued recruitment of participants with Parkinson's disease in the Phase 2b LUMA and Phase 3 LIGHTHOUSE studies.

Other LRRK2 Compounds

Genetic and functional studies have linked LRRK2 and other proteins that modulate lysosomal function to Crohn's disease. Excessive LRRK2 activity leads to a reduction in lysosomal function, which contributes to the inflammation and intestinal dyshomeostasis that are characteristic of this disorder. We have discovered potent and selective small molecule inhibitors of LRRK2 and have selected a lead clinical candidate (DNL975) for treatment of Crohn's disease. As described in more detail in "Business - Licenses and Collaborations" below, we are collaborating with Biogen on the Peripheral LRRK2 program.

SAR443820/DNL788 RIPK1 Inhibitor Program for CNS Disease

As described in more detail in "Business - Licenses and Collaborations" below, we are collaborating with Sanofi on the development of small molecules that inhibit RIPK1, a critical signaling protein in the tumor necrosis factor ("TNF") receptor pathway and a regulator of inflammation and cell death. Increased RIPK1 activity in the brain drives neuroinflammation and cell necroptosis and contributes to neurodegeneration. RIPK1 inhibition has been shown to have beneficial effects in preclinical models of ALS, multiple sclerosis ("MS"), Alzheimer's disease, and other diseases.

SAR443820/DNL788 is our lead CNS-penetrant RIPK1 inhibitor in clinical development. Sanofi completed a Phase 1 trial of SAR443820/DNL788 in healthy volunteers in which robust target engagement was demonstrated at doses that were generally well tolerated. In 2022, Sanofi commenced dosing in the HIMALAYA global Phase 2 study of SAR443820/DNL788 and expects to enroll approximately 260 participants with ALS. A Phase 2 study of SAR443820/DNL788 in MS was initiated in January 2023 and is expected to enroll approximately 168 patients. In addition, we are leading preclinical exploration of SAR443820/DNL788 as a potential treatment for AD.

2023 expected progress and milestones:

- Completion of recruitment of participants with ALS in the Phase 2 HIMALAYA study.
- Ongoing recruitment of MS Phase 2 study.

DNL343 eIF2B Activator Program for ALS

We are developing DNL343 as a novel eIF2B activator with first-in-class potential for the treatment of ALS and other indications. eIF2B is an intracellular protein complex that regulates protein synthesis and is required for neuronal health and function. When neurons experience stress, activation of the integrated stress response (ISR) pathway leads to suppression of eIF2B activity, resulting in impaired protein synthesis and formation of stress granules. Stress granules are thought to be a precursor of TDP-43 aggregation, which is a hallmark pathology in ALS. DNL343 is designed to activate eIF2B and thereby restore protein synthesis, disperse TDP-43 aggregates, and improve neuronal survival.

Results from a Phase 1 study in healthy volunteers demonstrated that DNL343 was generally well tolerated for up to 14 days of dosing, with robust distribution in the CNS. Furthermore, biomarker assessments of DNL343 treatment confirmed ISR pathway engagement, demonstrating modulation of ISR-dependent genes and proteins in a dose-dependent manner.

We are conducting a Phase 1b multicenter, randomized, placebo-controlled, double-blind, 28-day trial followed by an 18-month open-label extension, designed to evaluate the safety, pharmacokinetics and pharmacodynamics of DNL343 participants with ALS. Enrollment in the study is complete with 29 participants. An interim analysis was performed after 20 participants randomized to receive either DNL343 or placebo had completed the double-blind period of the study. The interim results demonstrated that once-daily oral dosing with DNL343 for 28 days was generally well tolerated and demonstrated extensive BBB penetration as well as robust inhibition of biomarkers associated with the ISR pathway (ATF4 protein levels and *CHAC1* gene expression) in blood samples from study participants at both doses levels of DNL343 (**Figure 14**).



Figure 14: An interim analysis (n=20) from the ongoing Phase 1b study demonstrated 28-day dosing with DNL343 reduced ISR biomarkers in blood samples from ALS patients.

The data to date continue to support late-stage development of DNL343. The design phase of the DNL343 regimen is underway for entry into the Phase 2/3 HEALEY ALS Platform Trial led by the Sean M. Healey & AMG Center for ALS ("Healey Center") at Massachusetts General Hospital ("MGH") in collaboration with the Northeast ALS Consortium ("NEALS") clinical trial network. The HEALEY ALS Platform Trial is a large-scale collaborative effort made possible by contributions from patients and families, clinical trial sites, industry partners and research collaborators to evaluate multiple investigational therapies simultaneously with the goal of accelerating the development of potential new treatments for ALS. Therapeutic candidates that enter the platform trial are chosen by a group of expert ALS scientists and members of the Healey & AMG Center.

2023 expected progress and milestones:

- Final data from the 28-day double-blind, placebo-controlled portion of the Phase 1b study in mid 2023.
- Initiation of Phase 2/3 study in the HEALEY ALS Platform Trial in mid 2023.

Other Programs

SAR443122/DNL758 RIPK1 Inhibitor Program for Peripheral Inflammatory Diseases

As part of our parallel development strategy, we have also developed a number of other structurally diverse CNS-penetrant and peripherally-restricted RIPK1 inhibitor molecules, which are included as part of the collaboration agreement with Sanofi, described in more detail in "Business - Licenses and Collaborations" below. Sanofi is conducting two Phase 2 studies of the peripherally-restricted RIPK1 inhibitor SAR443122/DNL758 (eclitasertib), one in patients with CLE and the other in patients with UC. Sanofi is solely responsible for the development and commercialization of peripherally restricted RIPK1 inhibitors.

2023 expected progress and milestones:

- Primary completion of Phase 2 CLE study in June 2023.
- Continued recruitment of participants with UC in the Phase 2 study.

Licenses and Collaborations

Biogen License and Collaboration Agreement and Right of First Negotiation, Option and License Agreement

Overview

In August 2020, we entered into a binding Provisional Collaboration and License Agreement ("Provisional Biogen Collaboration Agreement") with Biogen Inc.'s subsidiaries, Biogen MA Inc. ("BIMA") and Biogen International GmbH ("BIG") (BIMA and BIG, collectively, "Biogen") pursuant to which we granted Biogen a license to co-develop and co-commercialize our small molecule LRRK2 inhibitor program (the "LRRK2 Program"), an option to our amyloid beta program utilizing our TV technology platform to cross the BBB as well as one other unnamed program also utilizing our TV technology platform (the "Option Programs"), and a right of first negotiation ("ROFN") with respect to two additional unnamed programs for indications within Alzheimer's disease, Parkinson's disease, ALS and MS utilizing our TV technology platform (the "ROFN Programs"), should we decide to seek a collaboration with a third party for such programs. In October 2020, we entered into a Definitive LRRK2 Collaboration and License Agreement ("LRRK2 Agreement") and a Right of First Negotiation, Option and License Agreement (the "ROFN and Option Agreement") with Biogen (collectively the "Biogen Collaboration Agreement"). The material terms of the LRRK2 Agreement and the ROFN and Option Agreement were consistent with, and superseded, the Provisional Biogen Collaboration Agreement.

LRRK2 Agreement

The LRRK2 Agreement includes our small molecule LRRK2 inhibitors ("LRRK2 Products") that penetrate the BBB, including DNL201 and BIIB122/DNL151, as well as those that do not penetrate the BBB. Based on the totality of preclinical and clinical data to date, both DNL201 and BIIB122/DNL151 (two chemically distinct LRRK2 inhibitors) have met our requirements to proceed into further late-stage clinical testing, however, BIIB122/DNL151 has been selected to proceed due to pharmacokinetic properties that provide additional dosing regimen flexibility.

Payments

Under the terms of the LRRK2 Agreement, Biogen paid us a $400.0 million upfront payment in October 2020. With respect to the LRRK2 Program, Biogen is required to make milestone payments up to approximately $1.125 billion upon achievement of certain development and sales milestone events. Such milestone payments include $375.0 million in development, $375.0 million upon first commercial sale, and $375.0 million in net sales-based milestones. We will share profits and losses equally with Biogen for LRRK2 Products in the United States and will share profits and losses in China with Biogen sharing 60% of such profits and losses and us sharing 40% of such profits and losses. We will be entitled to receive royalties in the high teens to low twenties percentages on net sales for LRRK2 Products outside of the United States and China. Information on cost sharing reimbursements between us and Biogen is included in this Annual Report on Form 10-K in our financial statements and the related notes and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

License Grant to LRRK2 Program

Under the LRRK2 Agreement, we granted Biogen a co-exclusive, worldwide license under intellectual property that we control related to our LRRK2 inhibitors, including certain intellectual property licensed to us by a third party.

Development and Commercialization of LRRK2 Program

We and Biogen are jointly developing LRRK2 Products pursuant to a clinical development plan set forth within the LRRK2 Agreement. We and Biogen share responsibility and costs for global development of LRRK2 Products pursuant to a mutually agreed development plan and budget ("LRRK2 Development Activities"), with Biogen funding 60% of such costs and us funding 40% of such costs. We have the ability to opt out of the development cost sharing arrangement, as further described below.

Biogen will lead commercialization activities globally for LRRK2 Products. We will co-commercialize the LRRK2 Products with Biogen in the United States and China, provided that the profit-sharing arrangement for the LRRK2 Products is still in effect, as further described below.

We may opt out of development cost sharing worldwide and upon such election, from any further profit-sharing from the LRRK2 Program. We also have the right to opt out of the profit-sharing arrangement for the LRRK2 Program or for only those LRRK2 Products that do not penetrate the BBB ("Peripheral LRRK2 Products"), in each of the United States and China. After such an opt out, we will no longer be obligated to share in the development and commercialization costs for, or be entitled to share in the applicable revenues from, such LRRK2 Program (or from the Peripheral LRRK2 Products) for such country, as applicable. If we choose to exercise our opt out rights, we will be entitled to receive tiered royalties on net sales of the applicable LRRK2 Program in the relevant country (or countries). The royalty rates for the applicable LRRK2 Program will be a percentage in the high teens to low twenties, but may increase to the low twenties to mid-twenties, if we have met certain co-funding thresholds or there has been a first commercial sale at the time of our election.

LRRK2 Program Manufacturing

Biogen will be responsible for delivering all supplies for clinical trials and commercial production for LRRK2 Products, except that we will deliver such supplies until the point of transition which will be mutually agreed by us and Biogen, but in no event later than commencement of activities to support commercial launch, and in any event we retain manufacturing rights for certain independent clinical activities.

LRRK2 Program Royalty Term

For any LRRK2 Product for which Biogen is required to pay royalties, Biogen will pay us royalties on a country-by-country basis and product-by-product basis until the latest of (i) the expiration of certain patents covering the relevant product, (ii) the expiration of all regulatory exclusivity for that product in the applicable country, and (iii) an agreed period of time after the first commercial sale of that product in the applicable country. If, in a particular country, a LRRK2 Product for which Biogen is required to pay royalties is not covered by specified patent rights in that country or where generic competition exists, Biogen's royalty obligations in the applicable country would be reduced.

Exclusivity of LRRK2 Program

During the term of the LRRK2 Agreement, neither we nor Biogen may conduct preclinical, clinical or commercial activities involving any small molecule that targets LRRK2 as its primary mechanism of action anywhere in the world, unless such molecule is included under the collaboration and only to the extent such activity is permitted under the LRRK2 Agreement or, with respect to Biogen, the molecule is an ASO product that is the subject of a collaboration between Biogen and a particular third party.

Termination

Each party may terminate the LRRK2 Agreement in its entirety, if the other party remains in material breach of the LRRK2 Agreement following a cure period to remedy the material breach. After giving a specified amount of prior notice to us, Biogen may terminate the LRRK2 Agreement for convenience in its entirety, or with respect to one or more specified regions of the world. We may terminate the LRRK2 Agreement if Biogen fails to conduct meaningful activities to advance the development or commercialization of any LRRK2 Products for a specified period of time, unless Biogen cures such failure within a certain period of time or if Biogen challenges any patents licensed to it under the LRRK2 Agreement. We and Biogen may each terminate the LRRK2 Agreement in its entirety if the other party is declared insolvent or in similar financial distress.

Following any termination of the LRRK2 Agreement with respect to a particular region (or regions) of the world or termination of the LRRK2 Agreement in its entirety, our rights to each of our LRRK2 inhibitors that were licensed to Biogen will revert to us. Biogen will conduct certain development, manufacturing and commercialization activities on a transitional basis following termination of the LRRK2 Agreement, as outlined in the LRRK2 Agreement.

If the LRRK2 Agreement is terminated, Biogen will grant us an exclusive license to certain intellectual property controlled by Biogen with respect to such LRRK2 inhibitors.

<u>ROFN and Option Agreement</u>

Option Programs

In addition to the LRRK2 Program, Biogen also received an exclusive option to license two preclinical programs enabled by our TV technology platform, including our ATV:Abeta program and a second program utilizing our TV technology for an undisclosed target, excluding small molecules, AAVs and oligonucleotides (each, an "Option Program"). Biogen's option may be triggered up to initiation of IND-enabling studies for each program and continues for each program until a specified period of time after delivery of an option data package or 30 business days after the 5th anniversary of the effective date of the Provisional Biogen Collaboration Agreement, whichever is earlier.

ROFN Programs

Further, Biogen will have the right of first negotiation on two additional TV-enabled therapeutics within the fields of Alzheimer's disease, Parkinson's disease, ALS and MS should we decide to seek a collaboration with a third party for such programs, but this does not include any of our small molecule, AAVs or oligonucleotide programs. The ROFN period continues until seven years after the effective date of the Provisional Biogen Collaboration Agreement or the date on which we have offered Biogen two ROFN Programs and for which Biogen has agreed to trigger a ROFN for such program, whichever is earlier. However, if we do not execute an agreement with a third party with respect to a particular ROFN Program offered to Biogen within a specified amount of time, then Biogen will have one additional right to exercise the ROFN again with respect to such ROFN Program.

Payments

Under the ROFN and Option Agreement, Biogen paid us a $160.0 million upfront payment in October 2020. With respect to the options granted by us to Biogen, if exercised, Biogen is obligated to pay to us an aggregate of up to $270.0 million in option exercise and development milestone payments and an aggregate of up to $325.0 million upon first commercial sale, and up to $290.0 million of net sales-based milestone payments, following the achievement of certain prespecified milestone events and if Biogen exercises both of its options. Furthermore, Biogen is obligated to pay us royalties in the mid-single digit to mid-teens percentages, depending on the program for which Biogen exercises its option and upon the achievement of certain sales thresholds.

In addition, if Biogen exercises its ROFN with respect to an eligible Denali program, the parties are obligated to negotiate in good faith for a specified period of time regarding the financial and other terms of an agreement pursuant to which Biogen would obtain rights to such program.

License Grant to Option Programs

If Biogen exercises its option with respect to an Option Program, then we will grant Biogen an exclusive, worldwide license under certain intellectual property that we control that is specific to that Option Program, and a non-exclusive license under certain intellectual property that we control that pertains to our TV platform, in each case to develop, manufacture and commercialize products that are the subject of such Option Program.

Exclusivity of ROFN and Option Agreement

If the applicable option is exercised by Biogen, then until termination or expiration of the ROFN and Option Agreement, neither party may conduct preclinical, clinical or commercial activities involving certain therapeutic products directed to the same target, unless the therapeutic is included under the collaboration and only to the extent such activity is permitted under the ROFN and Option Agreement or the therapeutic is a product that includes AAVs, oligonucleotides or small molecules.

Termination

Each party may terminate the ROFN and Option Agreement in its entirety, if the other party remains in material breach of the ROFN and Option Agreement following a cure period to remedy the material breach. After giving a specified amount of prior notice to us, Biogen may terminate the ROFN and Option Agreement for convenience in its entirety or with respect to any Option Program for one or more specified regions or in its entirety. We may terminate the ROFN and Option Agreement if Biogen challenges any patents licensed to it under the ROFN and Option Agreement. We and Biogen may each terminate the ROFN and Option Agreement in its entirety if the other party is declared insolvent or in similar financial distress.

Following any termination of the ROFN and Option Agreement in its entirety or with respect to an Option Program (including with respect to a region), the licenses that we granted to Biogen with respect to each such terminated Option Program will be terminated. Biogen will conduct certain development, manufacturing and commercialization activities for certain of such products on a transitional basis following termination of the ROFN and Option Agreement, as outlined in the ROFN and Option Agreement.

If the ROFN and Option Agreement is terminated following exercise of the applicable option with respect to an Option Program, Biogen will grant us an exclusive license to certain intellectual property controlled by Biogen with respect to certain of such products that were the subject of such Option Program.

Common Stock Purchase Agreement

In August 2020, in connection with the Provisional Biogen Collaboration Agreement, we entered into a common stock purchase agreement with BIMA, pursuant to which we sold 13,310,243 shares of our common stock to BIMA for an aggregate purchase price of $465.0 million in September 2020. In connection with the sale of shares, we entered into a standstill and stock restriction agreement (the "Standstill Agreement") with Biogen, pursuant to which Biogen agreed to certain transfer and standstill restrictions, which have now expired, with the exception of certain volume limitations. Biogen remains entitled to certain demand registration rights for the shares received in the transaction under the terms of the Standstill Agreement.

Sanofi Collaboration and License Agreement

Overview

In October 2018, we entered into the Collaboration Agreement with Genzyme Corporation, a wholly owned subsidiary of Sanofi S.A. ("Sanofi") pursuant to which certain small molecule compounds that bind to and inhibit RIPK1 ("RIPK1 Inhibitors") contributed by Sanofi and by us will be developed and commercialized. The Sanofi Collaboration Agreement became effective in November 2018 when the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 were satisfied.

We and Sanofi are jointly developing products containing RIPK1 Inhibitors for neurological indications, such as Alzheimer's disease, ALS and MS, and Sanofi is developing products containing RIPK1 Inhibitors for systemic inflammatory indications, such as CLE and UC.

The Sanofi Collaboration Agreement includes our and Sanofi's RIPK1 Inhibitors that measurably penetrate the BBB ("CNS Products"), and our and Sanofi's RIPK1 Inhibitors that do not measurably penetrate the BBB ("Peripheral Products"). The two most advanced RIPK1 Inhibitors in the collaboration are SAR443820/DNL788 and SAR443122/DNL758. SAR3443820/DNL788 is a CNS Product that was discovered by us and licensed to Sanofi who has completed Phase 1 trials in healthy volunteers, and is leading two distinct Phase 2 clinical trials in patients with ALS and MS. SAR443122/DNL758 is a Peripheral Product discovered by us, and licensed to Sanofi who is leading two distinct Phase 2 clinical trials in patients with CLE and UC.

License Grant

Under the Sanofi Collaboration Agreement, we granted Sanofi an exclusive, worldwide license under intellectual property that we control related to our RIPK1 Inhibitors, including certain intellectual property licensed to us by an academic institution.

Payments

When the Sanofi Collaboration Agreement became effective in November 2018, Sanofi paid us $125.0 million upfront. Under the Sanofi Collaboration Agreement, Sanofi is required to make milestone payments up to approximately $1.1 billion upon achievement of certain clinical, regulatory and sales milestone events. Such milestone payments include $215.0 million in clinical milestone payments and $385.0 million in regulatory milestone payments for CNS Products, as defined, that are developed and approved in the United States, by the European Medicines Agency ("EMA") and in Japan for three indications, including Alzheimer's disease. Sanofi has made milestone payments of $40.0 million for CNS clinical milestones through December 31, 2022, with an additional $25.0 million earned and received in January 2023 upon commencement of dosing in the Phase 2 study of SAR443820/ DNL788 in patients with MS. The cumulative earned and potential milestones include $120.0 million in clinical milestone payments, $175.0 million in regulatory milestone payments and $200.0 million in commercial milestone payments for Peripheral Products, as defined, that are developed and approved in the United States, by the EMA and in Japan for three indications. Sanofi has made milestone payments of $35.0 million for peripheral clinical milestones through December 31, 2022.

We will share profits and losses equally with Sanofi for CNS Products sold in the United States and China, and receive variable royalties on net sales for CNS Products sold outside of the United States and China and for Peripheral Products sold worldwide, each as further described below.

RIPK1 Inhibitors contributed by Sanofi and developed and commercialized under the Sanofi Collaboration Agreement will be subject to lower milestone and royalty payments to us compared to RIPK1 Inhibitors contributed by us. We will also retain responsibility for certain payment obligations under our agreement with an academic institution which licensed certain intellectual property to us that we are sublicensing to Sanofi under the Sanofi Collaboration Agreement.

Program for Development and Commercialization of CNS Products

We and Sanofi jointly develop CNS Products pursuant to a global development plan ("CNS Development Plan"). We will be responsible, at our cost, for conducting Phase 1 and Phase 2 trials for CNS Products for Alzheimer's disease and any activities required to support such clinical trials and specific for Alzheimer's disease. Sanofi is responsible, at its cost, for all other Phase 1 and Phase 2 trials for CNS Products, including for ALS and MS. Sanofi will lead the conduct of all Phase 3 and later stage development trials for CNS Products, with Sanofi and us funding 70% and 30% of such costs, respectively. The Sanofi Collaboration Agreement contains certain protections for us with respect to Phase 3 development costs not included in the initial budget for the CNS Development Plan agreed by the parties, including a deferral mechanism for costs incurred above the budgeted amounts for such trials and for costs incurred in respect of Phase 3 and other clinical trials not contemplated in the initial CNS Development Plan. In addition, we have the ability to opt out of the cost-profit sharing provisions of the Sanofi Collaboration Agreement, as further described below.

Sanofi will lead commercialization activities globally for CNS Products. We may elect to conduct certain co-commercialization activities outside of MS with respect to each CNS Product in the United States and/or China, provided that the cost-profit sharing provisions of the Sanofi Collaboration Agreement for the relevant CNS Product are still in effect, as further described below.

We may opt out of the cost-profit sharing provisions of the Sanofi Collaboration Agreement for CNS Products in the United States and China on a CNS product-by-CNS Product and country-by-country basis. Sanofi may also terminate our cost-profit sharing provisions of the Sanofi Collaboration Agreement in its entirety if, following notice from Sanofi and a cure period, we fail to satisfy our cost-sharing obligations. After such an opt out by us or termination by Sanofi, we will no longer be obligated to share in the development and commercialization costs for the applicable CNS Products and we will not share in the applicable profits from such CNS Products. Instead, we will be entitled to receive tiered royalties on net sales of the applicable CNS Products in the relevant country (or countries). The royalty rates will be a percentage in the low double digits to mid-teens, but may increase to the mid-teens to low-twenties percentages for all countries in which Sanofi is paying royalties on the applicable CNS Products, if we have met certain co-funding thresholds at the time of our election or Sanofi's termination of our cost-profit sharing rights and obligations.

Program for Development and Commercialization of Peripheral Products

Sanofi will be responsible, at its cost, for conducting activities relating to the development and commercialization of all Peripheral Products. Sanofi will lead commercialization activities globally for Peripheral Products. We will be entitled to receive tiered royalties in the low- to mid- teen percentages on net sales of Peripheral Products.

Manufacturing

Sanofi will be responsible for delivering all supplies for current and future clinical trials and commercial production for CNS Products and Peripheral Products. However, we retain manufacturing rights for certain independent clinical activities.

Royalty Term

For any CNS Product with respect to any country for which Sanofi is required to pay royalties on net sales and for each Peripheral Product, Sanofi will pay royalties to us on a country-by-country basis until the latest of (i) the expiration of certain patents covering the relevant product, (ii) the expiration of all regulatory exclusivity for that product in the applicable country, and (iii) an agreed period of time after the first commercial sale of that product in the applicable country. If, in a particular country, a CNS Product for which Sanofi is required to pay royalties or a Peripheral Product is not covered by specified patent rights in that country or net sales in that country decrease below specified thresholds as a result of generic competition, Sanofi's royalty obligations in the applicable country would be reduced or would terminate as specified in the Sanofi Collaboration Agreement.

Exclusivity

During the term of the Sanofi Collaboration Agreement, neither we nor Sanofi may conduct IND-enabling, clinical or commercial activities involving any RIPK1 Inhibitor, anywhere in the world, unless the RIPK1 Inhibitor is included by us or Sanofi, as the case may be, under the collaboration and only to the extent such activity is permitted under the Sanofi Collaboration Agreement.

Termination

Each party may terminate the Sanofi Collaboration Agreement in its entirety, or with respect to a particular program (i.e., the CNS Products program or Peripheral Products program), as applicable, if the other party remains in material breach of the Sanofi Collaboration Agreement following a cure period to remedy the material breach. After giving a specified amount of prior notice to us, Sanofi may terminate the Sanofi Collaboration Agreement for convenience in its entirety, with respect to any particular program, or with respect to one or more specified regions of the world. Sanofi may also terminate the Sanofi Collaboration Agreement with respect to any program or a particular RIPK1 Inhibitor if a material safety event has occurred and cessation of all development and commercialization of all RIPK1 Inhibitors in the affected program or the affected RIPK1 Inhibitor is recommended. We and Sanofi may each terminate the Sanofi Collaboration Agreement in its entirety if the other party is declared insolvent or in similar financial distress or if, subject to a specified cure period, the other party challenges any patents licensed to it under the Sanofi Collaboration Agreement.

Following any termination of the Sanofi Collaboration Agreement with respect to a particular program or a particular region (or regions) of the world or termination of the Sanofi Collaboration Agreement in its entirety, our rights to each of our RIPK1 Inhibitors that were licensed to Sanofi will revert to us. Sanofi will conduct certain development, manufacturing and commercialization activities on a transitional basis following termination of the Sanofi Collaboration Agreement, as outlined in the Sanofi Collaboration Agreement or agreed by Sanofi, depending upon the basis for the applicable termination.

If the Sanofi Collaboration Agreement is terminated for any reason other than by Sanofi for our material uncured breach, our insolvency or our challenge to any of the patents licensed to us by Sanofi, Sanofi will grant us an exclusive license to certain intellectual property controlled by Sanofi with respect to such RIPK1 Inhibitors (which could be subject to low single digit royalties payable to Sanofi).

Takeda Option and Collaboration Agreement

Overview

In January 2018, we entered into a Collaboration Agreement ("Takeda Collaboration Agreement") with Takeda Pharmaceutical Company Limited ("Takeda"), pursuant to which we granted Takeda an option with respect to our ATV:BACE1/Tau, ATV:TREM2 and PTV:PGRN programs. Takeda paid us a $40.0 million upfront payment related to the collaboration, and an additional $110.0 million under a share purchase agreement in February 2018. The Takeda Collaboration Agreement became effective in February 2018, following satisfaction of certain requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976. In February 2019, we amended the agreement to replace the ATV:BACE1/Tau program with the ATV:Tau program and in March 2022, the parties mutually agreed to terminate activity on the ATV:Tau program over which Takeda had its option to develop and commercialize jointly with the Company. Takeda exercised the options for the PTV:PGRN and ATV:TREM2 programs in November 2021 and December 2021, respectively.

Research Phase and Takeda's Option

Under the Takeda Collaboration Agreement we were responsible, at our cost, for conducting activities relating to pre-IND development of biologic products directed to the identified targets and enabled by our BBB delivery technology targeting TfR during the applicable option period. The option period continued for each target until the first biologic product candidate directed to the relevant target was IND-ready or about five years after selection of the target, whichever was earlier.

Takeda was obligated to pay us up to an aggregate of $25.0 million with respect to each of the programs under the Takeda Collaboration Agreement directed to a target and based upon the achievement of certain preclinical milestone events, up to $55.0 million in total after the ATV:Tau program termination, all of which was received by December 31, 2022.

Collaboration Activities Following Takeda's Option Exercise

Subsequent to Takeda exercising its option with respect to a particular target and collaboration program (i.e., the biologic products directed to the target for which Takeda has exercised its option), Takeda has the right to develop and commercialize, jointly with us, a specified number of biologic products enabled by our BBB technology that were developed during the option period and which are directed to the relevant target, and we are obligated to grant to Takeda a co-exclusive license under the intellectual property we control related to those biologic products.

Takeda was obligated to pay us a $5.0 million option fee for each target for which Takeda exercised its option, and we received fees totaling $10.0 million from Takeda in 2021 for option exercise payments for the PTV:PGRN and ATV:TREM2 programs.

Since Takeda exercised its option for both collaboration programs, Takeda may be obligated to pay us up to an aggregate of $280.0 million upon achievement of certain clinical milestone events and up to an aggregate of $200.0 million in regulatory milestone events relating to receipt of regulatory approval in the United States, certain European countries and Japan. Further, Takeda may also be obligated to pay us up to $75.0 million per biologic product upon achievement of a certain sales-based milestone, or an aggregate of $150.0 million if one biologic product from each program achieves the milestone.

Further, we and Takeda share equally the development and commercialization costs, and, if applicable, the profits, for each collaboration program. However, for each collaboration program, we may elect not to continue sharing development and commercialization costs, or Takeda may elect to terminate our cost-profit sharing rights and obligations if, following notice from Takeda and a cure period, we fail to satisfy our cost sharing obligations with respect to the relevant collaboration program. After such an election by us or termination by Takeda becomes effective, we will no longer be obligated to share in the development and commercialization costs for the relevant collaboration program, and we will not share in any profits from that collaboration program. Instead we will be entitled to receive tiered royalties. The royalty rates will be in the low- to mid-teen percentages on net sales, or low- to high-teen percentages on net sales if we have met a certain co-funding threshold at the time of our election to opt out of co-development or Takeda's termination of our cost-profit sharing rights and obligations, and, in each case, these royalty rates will be subject to certain reductions specified in the Takeda Collaboration Agreement. Takeda will pay these royalties to us for each biologic product included in the relevant collaboration program, on a country-by-country basis, until the latest of (i) the expiration of certain patents covering the relevant biologic product, (ii) the expiration of all regulatory exclusivity for that biologic product, and (iii) an agreed period of time after the first commercial sale of that biologic product in the applicable country, unless biosimilar competition in excess of a significant level specified in the Takeda Collaboration Agreement occurs earlier, in which case Takeda's royalty obligations in the applicable country would terminate.

For each collaboration program for which we are sharing costs and profits with Takeda, we will lead the conduct of clinical activities for each indication up to the first trial with a clinical outcomes-based efficacy endpoint, and Takeda will lead the conduct of all subsequent clinical activities for that indication. For each collaboration program for which we are sharing costs and profits with Takeda, we and Takeda will jointly commercialize biologic products included in the relevant collaboration program in the United States and China. Unless we have opted out of cost-sharing for both collaboration programs, we have the right to lead commercialization activities in the United States for one collaboration program and Takeda will lead commercialization activities in the United States for all collaboration programs for which we do not lead commercialization activities. Further, Takeda will lead commercialization activities in China and will solely conduct commercialization activities in all other countries.

We have the right to lead all manufacturing activities for all collaboration programs for which the parties are sharing costs and profits.

Information on cost sharing reimbursements between us and Takeda is included in this Annual Report on Form 10-K in our financial statements and the related notes and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Exclusivity

Unless the Takeda Collaboration Agreement is terminated earlier, until expiration of an agreed period of time after the first regulatory approval in the United States or Europe of a biologic product within the applicable collaboration program, neither party may conduct clinical or commercial activities involving antibodies or protein-based therapeutic products directed to the same target (or in the case of a bi-specific program, the same combination of targets) that have an intended therapeutic effect in diseases and conditions of the CNS (including LSDs), except to the extent permitted under the Takeda Collaboration Agreement.

Termination

Each party may terminate the Takeda Collaboration Agreement in its entirety, or with respect to a particular collaboration program, as applicable, if the other party remains in material breach of the Takeda Collaboration Agreement following a cure period to remedy the material breach. Takeda may terminate the Takeda Collaboration Agreement in its entirety or with respect to any particular collaboration program, for convenience and after giving a specified amount of prior notice to us. Takeda may also terminate the Takeda Collaboration Agreement with respect to any collaboration program if the joint steering committee established under the Takeda Collaboration Agreement unanimously agrees that a material safety event has occurred with respect to the applicable collaboration program. We may terminate the Takeda Collaboration Agreement with respect to a particular collaboration program if Takeda fails to conduct material development and commercial activities for a specified period of time with respect to a collaboration program, unless Takeda cures such failure within a certain period of time. We and Takeda may each terminate the Takeda Collaboration Agreement in its entirety if the other party is declared insolvent or in similar financial distress or if, subject to a specified cure period, the other party challenges any patents licensed to it under the Takeda Collaboration Agreement.

Following any termination of the Takeda Collaboration Agreement with respect to a particular collaboration program or the Takeda Collaboration Agreement in its entirety, our rights to each terminated collaboration program will revert to us, Takeda will grant us a license to intellectual property owned by Takeda with respect to such collaboration program (which could be subject to certain royalty payments that would be negotiated at the time of such a termination) and, unless the termination was by Takeda on the basis of a material safety event, Takeda will conduct certain development, manufacturing and commercialization wind-down activities.

Common Stock Purchase Agreement

Pursuant to the terms of the Takeda Collaboration Agreement, we entered into a common stock purchase agreement with Takeda in January 2018, pursuant to which we sold 4,214,559 shares of our common stock (the "Shares") to Takeda for an aggregate purchase price of $110.0 million. We closed the sale to Takeda in February 2018.

At closing, we also entered into a standstill and stock restriction agreement (the "Standstill Agreement") with Takeda. Pursuant to the terms of the Standstill Agreement, Takeda agreed to certain transfer and standstill restrictions for a specified period of time following the closing of the sale, which have now expired. Takeda remains entitled to certain demand registration rights with respect to the Shares following termination of the transfer restrictions if the Shares cannot be resold without restriction pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

F-star License and Collaboration Agreement

Overview

In August 2016, we entered into a License and Collaboration Agreement ("F-star Collaboration Agreement") with F-star Gamma Limited ("F-star Gamma"), F-star Biotechnologische Forschungs-und Entwicklungsges m.b.H ("F-star GmbH") and F-star Biotechnology Limited ("F-star Ltd") (collectively "F-star"). The goal of the collaboration was the development of certain constant Fc domains of an antibody with non-native antigen binding activity, or Fcabs, to enhance delivery of therapeutics across the BBB into the brain. The collaboration was designed to leverage F-star's modular antibody technology and our expertise in the development of therapies for neurodegenerative diseases. In connection with the entry into the F-star collaboration agreement, we also purchased an option for an upfront option fee of $0.5 million, which we refer to as the buy-out-option, to acquire all of the outstanding shares of F-star Gamma pursuant to a pre-negotiated buy-out option agreement (the "Option Agreement").

In May 2018, we exercised such buy-out option and entered into a Share Purchase Agreement (the "Purchase Agreement") with the shareholders of F-star Gamma and Shareholder Representative Services LLC, pursuant to which we acquired all of the outstanding shares of F-star Gamma (the "Acquisition").

As a result of the Acquisition, F-star Gamma became a wholly-owned subsidiary of the Company and we changed the entity's name to Denali BBB Holding Limited. In addition, we became a direct licensee of certain intellectual property of F-star Ltd (by way of the Company's assumption of F-star Gamma's license agreement with F-star Ltd, dated August 24, 2016, (the "F-star Gamma License")). We made initial exercise payments under the Purchase Agreement and the F-star Gamma License of $18.0 million in the aggregate, less the net liabilities of F-star Gamma, which were approximately $0.2 million. In addition, we are required to make contingent payments, to F-star Ltd and the former shareholders of F-star Gamma, up to a maximum amount following completion of the research phase of the F-star collaboration of $243.0 million in the aggregate upon the achievement of certain defined preclinical, clinical, regulatory and commercial milestones. These include up to $3.0 million in preclinical contingent payments, $30.0 million in clinical contingent payments, $60.0 million in regulatory contingent payments and $150.0 million in commercial contingent payments. In June 2019, we made a payment of $1.5 million to F-star Ltd upon the achievement of a specified preclinical milestone in the Company's ETV:IDS program.

Under the terms of the original F-star Collaboration Agreement, we could nominate up to three Fcab targets ("Accepted Fcab Targets") within the first three years of the date of the F-star Collaboration Agreement. Upon entering into the F-star Collaboration Agreement, we had selected TfR as the first Accepted Fcab Target and paid F-star Gamma an upfront fee of $5.5 million, which included selection of the first Accepted Fcab Target. In May 2018, we exercised our right to nominate two additional Fcab Targets and identified CD98 as the second Accepted Fcab Target. We made a one-time payment for the two additional Accepted Fcab Targets of, in the aggregate, $6.0 million and extended the time period for our selection of the third Accepted Fcab Target until approximately the fourth anniversary of the date of the original F-star Collaboration Agreement. We did not identify a third Fcab Target. We were also responsible for certain research costs incurred by F-star Ltd in conducting activities under an agreed development plan for each Fcab, for up to 24 months after the target Fcab is accepted. In July 2021, we executed a side letter to our agreements with F-star which confirmed the completion of the research services performed by F-star Ltd that were funded by us.

Genentech Exclusive License Agreement

In June 2016, we entered into an exclusive license agreement with Genentech, Inc. ("Genentech"). The agreement gives us access to Genentech's LRRK2 inhibitor small molecule program for Parkinson's disease. Under the agreement, Genentech granted us (i) an exclusive, worldwide, sublicensable license under Genentech's rights to certain patents and patent applications directed to small molecule compounds which bind to and inhibit LRRK2 and (ii) a non-exclusive, worldwide, sublicensable license to certain related know-how, in each case, to develop and commercialize certain compounds and licensed products incorporating any such compound. We are obligated to use commercially reasonable efforts during the first three years of the agreement to research, develop and commercialize at least one licensed product.

Our financial obligations upon entering the agreement with Genentech included an upfront payment of $8.5 million and a technology transfer fee of $1.5 million. In addition, we may owe Genentech milestone payments upon the achievement of certain development, regulatory and commercial milestones, up to a maximum of $315.0 million in the aggregate. These milestones include up to $37.5 million in clinical milestone payments, $102.5 million in regulatory milestone payments and $175.0 million in commercial milestone payments. In the year ended December 31, 2022, we paid Genentech $12.5 million in milestone payments triggered upon the achievement of specified clinical milestone events in the company's LRRK2 program being developed in collaboration with Biogen, with milestones totaling $15.0 million earned through December 31, 2022.

In addition, we are obligated to pay royalties on net sales of licensed products ranging from low to high single-digit percentages, with the exact royalty rate dependent on various factors, including (i) whether the compound incorporated in the relevant licensed product is a Genentech-provided compound or a compound acquired or developed by us, (ii) the date a compound was first discovered, derived or optimized by us, (iii) the existence of patent rights covering the relevant licensed product in the relevant country, (iv) the existence of orphan drug exclusivity covering a licensed product that is a Genentech-provided compound and (v) the level of annual net sales of the relevant licensed product. We also have the right to credit a certain amount of third-party royalty and milestone payments against royalty and milestone payments owed to Genentech, but such credit cannot reduce our royalty obligation to Genentech by more than fifty percent. Our royalty payment obligations will expire on a country-by-country and licensed product-by-licensed product basis upon the later of (a) ten years after the first commercial sale of such licensed product in such country or (b) the expiration of the last valid claim of a licensed patent covering such licensed product in such country. If one of our licensed products incorporates a compound provided to us by Genentech, has orphan drug exclusivity, and is not covered by a valid claim of a licensed patent, we must pay royalties on net sales of such licensed products on a country-by-country and licensed product-by-licensed product basis until such orphan drug exclusivity in such country expires, but our obligation to pay these royalties may be eliminated or reduced if there is a clinically superior product marketed in such country. Under the terms of our LRRK2 Agreement with Biogen, Biogen is responsible for 50% of any payment obligation to Genentech under this agreement accruing after October 2020.

Unless earlier terminated, our agreement with Genentech will continue in effect until all of our royalty and milestone payment obligations to Genentech expire. Following expiration of the agreement, we will retain our licenses under the intellectual property Genentech licensed to us on a non-exclusive, royalty-free basis. Genentech may terminate the agreement if we challenge any of the patent rights licensed to us by Genentech, or if we materially breach the agreement, subject to specified notice and cure provisions, or enter into bankruptcy or insolvency proceedings. If Genentech terminates the agreement for our material breach, bankruptcy or insolvency after we have made a milestone payment to Genentech, then we are obligated to grant to Genentech an exclusive right of first negotiation with respect to certain of our patents, know-how and regulatory filings directed to Genentech-provided compounds. We do not have the right to terminate the agreement without cause, but may terminate the agreement for Genentech's material breach, subject to specified notice and cure provisions.

Manufacturing

We believe it is important to our business success to have a reliable, high-quality preclinical and clinical drug supply chain. As we mature as a company and approach commercial stage operations, securing reliable high-quality commercial drug supply will be critical.

We currently rely on third-party contract development and manufacturing organizations ("CDMOs"), to manufacture and supply our preclinical and clinical materials used during the development of our product candidates. We have established relationships with several CDMOs, including Lonza Sales AG ("Lonza") and WuXi Biologics Limited ("Wuxi"). Effective September 2017, we entered into a development and manufacturing services agreement with Lonza, which we have subsequently amended to add scope of work. We refer to this agreement, as amended, as the DMSA or the Lonza agreement. Pursuant to the Lonza agreement, Lonza agreed to provide clinical development and manufacturing services with respect to certain of our biologic products on a fee-for-service basis.

We do not currently operate facilities for product manufacturing, storage, distribution or testing. In August 2021 we entered into, and subsequently amended, a lease for a clinical manufacturing site in Salt Lake City, Utah. We plan to use the facility to expand our clinical manufacturing capabilities for biologic therapeutics including the manufacture of materials for toxicology studies and drug substance for early human clinical studies, with the goal of increasing flexibility and speed in advancing new investigational therapies into clinical trials. The build-out of the Utah site is in process, and we currently expect to gain access to the facility in 2023 and begin manufacturing in 2024.

We currently do not need commercial manufacturing capacity. When and if this becomes relevant, we intend to evaluate both third-party manufacturers as well as building out internal capabilities and capacity.

Commercialization Plan

We do not currently have any approved drugs and we do not expect to have any approved drugs in the near term. Therefore, we have no sales, marketing or commercial product distribution capabilities at the current time.

Our vision, however, is to become a fully integrated, independent global leader in neurodegeneration with capabilities spanning discovery, development, manufacturing and commercial in order to optimize speed, quality and level of patient access to our medicines. We look to grow strategically both in terms of therapeutic areas of high unmet need, starting with lysosomal storage diseases with CNS pathology and expanding into large neurodegenerative disorders, as well as from a geographic perspective, with an initial focus on establishing a commercial presence in the United States and the European Union ("EU"), with subsequent global expansion (including China).

For programs covered by collaboration agreements (including those with Takeda, Sanofi and Biogen), we expect to commercialize only in certain geographies, as defined by the terms of the agreements with the counterpart, and rely on our partners to provide commercialization infrastructure for the rest of the world.

Competition

The biotechnology and pharmaceutical industries, including in the neurodegenerative disease field, are characterized by rapidly advancing technologies, strong competition and an emphasis on intellectual property. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, governmental agencies and public and private research institutions. We believe that the key competitive factors affecting the success of any of our product candidates will include efficacy, safety profile, method of administration, cost, level of promotional activity and intellectual property protection.

Our product candidates will compete with current therapies approved for the treatment of neurodegenerative diseases, which to date have been primarily targeted at treating the symptoms of such diseases rather than halting or slowing the progression of the disease. However, in addition to such currently approved therapies, we believe that our product candidates, if approved, may also compete with other potential therapies intended to halt or slow the progression of neurodegenerative disease that are being developed by a number of companies and institutions, including but not limited to:

- *Alzheimer's Disease:* Potentially disease modifying therapeutics are being developed by several large and specialty pharmaceutical and biotechnology companies, including Biogen, Eli Lilly (including Prevail Therapeutics, its wholly owned subsidiary), Eisai, Roche (including Genentech, its wholly owned subsidiary), Alector and Abbvie in various stages of development.

- *Parkinson's Disease:* Potentially disease modifying therapeutics are being developed by several large and specialty pharmaceutical and biotechnology companies, including Prothena, Roche (including Genentech, its wholly owned subsidiary), Novartis/UCB, Biogen, Ionis, Eli Lilly (including Prevail Therapeutics, its wholly owned subsidiary), AstraZeneca, Takeda, Oncodesign/ Servier and Neuron 23 in various stages of development.

- *ALS:* Potentially disease modifying therapeutics are being developed by several large and specialty pharmaceutical and biotechnology companies, including Biogen, Ionis, Amylyx (FDA & Health Canada approval of Relyvrio/Albrioza), AB Science, Novartis, Bristol Myers Squibb, and Calico/Abbvie in various stages of development.

- *FTD-GRN:* Potentially disease modifying therapeutics are being developed by several large and specialty pharmaceutical and biotechnology companies, including Alector/GSK, Eli Lilly (including Prevail Therapeutics, its wholly owned subsidiary), Passage Bio, Arkuda Therapeutics, Biomarin, Orchard Therapeutics in various stages of development.

- *Lysosomal Storage Diseases:* The currently approved treatments for LSDs are enzyme-based therapies. Various BBB-penetrant and direct to CNS delivered ERTs and gene therapies are being developed by several large and specialty pharmaceutical and biotechnology companies, including JCR Pharmaceuticals, RegenxBio, Homology Medicines, Orchard Therapeutics, Takeda and Ultragenyx in various stages of development.

In addition, there are companies that are developing technologies that would compete directly with our technologies, including:

- *Blood-Brain Barrier Technology:* There are several large and specialty pharmaceutical and biotechnology companies developing BBB delivery technologies that utilize RMT, including Abbvie, biOasis Technologies, ABL Bio, BioArtic, JCR Pharmaceuticals and Roche (including Genentech, its wholly owned subsidiary), among others.

Intellectual Property

Our intellectual property is critical to our business and we strive to protect it, including by obtaining and maintaining patent protection in the United States and internationally for our product candidates, novel biological discoveries and BBB platform technology, including new targets and applications, and other inventions that are important to our business. We also rely on trademarks, trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our proprietary position.

As of December 31, 2022, our owned and licensed patent portfolio includes over 1,400 patents and patent applications, including over 30 licensed U.S. issued patents and 20 owned U.S. issued patents, covering certain aspects of our proprietary technology, our product candidates, and related inventions and improvements. The patent portfolio also includes over 450 licensed patents issued in jurisdictions outside of the United States, and over 800 owned patent applications pending in jurisdictions outside of the United States that, in many cases, are counterparts to the foregoing U.S. patents and patent applications. For our product candidates and our BBB platform technology, we generally pursue or in-license patent protection covering compositions of matter, methods of use, and manufacture.

BBB Platform

We own ten patent families related to our BBB platform technology. These include a family directed to the composition and sequences of our TfR-binding TVs, which, if issued are expected to expire in 2038, not including any patent term adjustments and any patent term extensions. We also have two issued U.S. patents, which are also expected to expire in 2038, not including any patent term adjustments and any patent term extensions, as well as pending patent applications, to other BBB platform technology. Other families related to BBB platform technology, if issued, are expected to expire in 2038 or later, all not including any patent term adjustments and any patent term extensions. In addition, we license multiple patent families from F-star, the earliest issued patents of which are expected to expire in 2026, not including any patent term adjustments and any patent term extensions.

ETV Platform, ETV:IDS, and ETV: SGSH Programs

We own seven patent families directed to our ETV platform and related products, including ETV:IDS and ETV: SGSH. This includes an issued U.S. patent, which is expected to expire in 2038, not including any patent term adjustments and any patent term extensions, directed to the composition of matter of our ETV:IDS molecules, including DNL310. We also own five additional patent families directed to various aspects of our DNL310 program, which if issued, are expected to expire in 2039 or later, all not including any patent term adjustments and any patent term extensions. Of the seven patent families, two families relate to the composition of matter of our ETV:SGSH structures, including DNL126. Any patents issuing from these families are expected to expire in 2038 and 2041, respectively, not including any patent term adjustments and any patent term extensions.

PTV:PGRN Program

We own four patent families directed to our PTV:PGRN program. These include two families directed to the composition of matter of our PTV:PGRN structures, including TAK-594/DNL593, which, if issued, are expected to expire in 2039 and 2040, respectively, not including any patent term adjustments and any patent term extensions. We also own additional patent families directed to various aspects of our TAK-594/DNL593 program, which, if issued, are expected to expire in 2039 or later, all not including any patent term adjustments and any patent term extensions. Our PTV:PGRN program is subject to our Takeda collaboration.

ATV:TREM2 Program

We own five patent families related to our ATV:TREM2 program. These families include a granted U.S. patent, which is expected to expire in 2041, not including any patent term adjustments and any patent term extensions, directed to the composition of matter of our ATV:TREM2 molecules, including TAK-920/DNL919. The other four patent families, if issued, are expected to expire between 2038 and 2040, all not including any patent term adjustments and any patent term extensions. Our ATV:TREM2 program is subject to our Takeda collaboration.

Oligonucleotide Transport Vehicle Platform

We own two patent families related to our OTV platform. These families are directed to compositions and methods of use of our OTVs, and if issued, are expected to expire in 2042 and 2043, not including any patent term adjustments and any patent term extensions.

LRRK2 Inhibitor Program

Our LRRK2 program is subject to our collaboration agreement with Biogen. For this program, we license multiple patent families from Genentech directed to, among other things, DNL201, BIIB122/DNL151 and other related compounds, which are expected to expire in 2031, not including any patent term adjustments and any patent term extensions. Furthermore, we own additional patent families that have projected expiration dates in 2038 or later, not accounting for any patent term adjustments and any patent term extensions, related to the LRRK2 program. We also own a patent family that includes three issued U.S. patents, which are expected to expire in 2037, not including any patent term adjustments and any patent term extensions, directed to the composition of matter of BIIB122/DNL151 and methods of treatment using BIIB122/DNL151, respectively, as well as pending patent applications and granted patents in jurisdictions outside the U.S.

RIPK1 Inhibitor Program

Our RIPK1 program is subject to our collaboration agreement with Sanofi. We own five patent families directed to our RIPK1 inhibitor program. These include a family with one issued U.S. patent, directed to the composition of matter of our current RIPK1 lead, SAR443820/DNL788, which is expected to expire in 2038, not including any patent term adjustments and any patent term extensions. We also own a patent family that includes two issued U.S. patents, which are expected to expire in 2037, not including any patent term adjustments and any patent term extensions, and pending patent applications, which are directed to the composition of matter of SAR443122/DNL758 as well as other RIPK1 inhibitor compounds.

eIF2b Activator Program

We own seven patent families directed to our eIF2B activator program, including two patent families directed to DNL343 that are expected to expire in 2038 or later, with the remaining families directed to other eIF2B compounds expiring between 2038 and 2040, not including any patent term adjustments and any patent term extensions.

We cannot guarantee that our owned and licensed pending patent applications, or any patent applications that we may in the future file or license from third parties, will result in the issuance of patents. We also cannot predict the scope of claims that may be allowed or enforced in our patents. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Consequently, we may not obtain or maintain adequate patent protection for any of our programs and product candidates. For more information regarding the risks related to our intellectual property, see "Risk Factors - Risks Related to Our Intellectual Property."

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, the patent term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions to any of our issued patents in any jurisdiction where these are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions. For more information regarding the risks related to our intellectual property, see "Risk Factors - Risks Related to Our Intellectual Property."

In addition to patent protection, we also rely on trademark registration, trade secrets, know how, other proprietary information and continuing technological innovation to develop and maintain our competitive position. We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or from the employee's use of our confidential information are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach. For more information regarding the risks related to our intellectual property, see "Risk Factors - Risks Related to Our Intellectual Property."

The patent positions of biotechnology companies like ours are generally uncertain and involve complex legal, scientific and factual questions. Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our drugs or processes, obtain licenses or cease certain activities. Our breach of any license agreements or our failure to obtain a license to proprietary rights required to develop or commercialize our future products may have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the United States Patent and Trademark Office (the "USPTO") to determine priority of invention. For more information, see "Risk Factors - Risks Related to Our Intellectual Property."

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. Drug Development

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act ("FDCA"), and its implementing regulations, and biologics under the FDCA, the Public Health Service Act ("PHSA"), and their implementing regulations. Both drugs and biologics also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA's refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Any future product candidates must be approved by the FDA through either a new drug application ("NDA"), or a biologics license application ("BLA"), process before they may be legally marketed in the United States. The process generally involves the following:

- Completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice ("GLP"), requirements;

- Submission of an IND to the FDA, which must become effective before human interventional clinical trials may begin;

- Approval by an independent institutional review board ("IRB") at each clinical trial site before each trial may be initiated;

- Performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice ("GCP") requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

- Submission to the FDA of an NDA or BLA;

- A determination by the FDA within 60 days of its receipt of an NDA or BLA to accept the filing for review;

- Satisfactory completion of a FDA pre-approval inspection of the manufacturing facility or facilities where the drug or biologic will be produced to assess compliance with current good manufacturing practices ("cGMP"), requirements to assure that the facilities, methods and controls are adequate to preserve the drug or biologic's identity, strength, quality and purity;

- Potential FDA inspection of the preclinical and/or clinical trial sites that generated the data in support of the NDA or BLA;

- FDA review and approval of the NDA or BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug or biologic in the United States; and

- Compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy ("REMS"), and the potential requirement to conduct post-approval studies.

The data required to support an NDA or BLA are generated in two distinct developmental stages: preclinical and clinical. The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for any future product candidates will be granted on a timely basis, or at all.

Preclinical Studies and IND

The preclinical developmental stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature, and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before human clinical trials may begin.

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as *in vitro* and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events, chronic toxicity and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time, the FDA raises concerns or questions related to one or more proposed clinical trials that precludes study initiation and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Interventional clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA or BLA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with GCP requirements and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials in the United States generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap.

- Phase I clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, and initial side effect tolerability and safety of the drug.

- Phase II clinical trials involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further PK and Parkinson's disease information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted.

- Phase III clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA or BLA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA. Expedited written IND safety reports must be submitted to the FDA, IRBs, and the investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the drug, findings from animal or *in vitro* testing that suggest a significant risk for human subjects and any clinically important increase in the rate or severity of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug or biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check points based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that our product candidates do not undergo unacceptable deterioration over their shelf life.

As a result of the COVID-19 pandemic, we may be required to develop and implement additional clinical trial policies and procedures designed to help protect subjects from the COVID-19 virus. For example, the FDA has issued guidance on conducting clinical trials during the pandemic, which describes a number of considerations for sponsors of clinical trials impacted by the pandemic, including certain reporting requirements, and additional guidance on the good manufacturing practice considerations for responding to COVID-19 infection and other topics. Recently, President Biden announced that the administration intends to end the COVID-19 national and public health emergencies on May 11, 2023. The full impact of the termination of the public health emergencies on FDA and other regulatory policies and operations are unclear. The extent to which the COVID-19 pandemic impacts our business, directly or indirectly through impacts on our contractors and suppliers, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

We may be required to develop and implement additional clinical trial policies and procedures designed to help protect subjects from the novel coronavirus disease (COVID-19). For example, in March 2020, the FDA issued guidance, which the FDA subsequently updated, on conducting clinical trials during the pandemic, which describes a number of considerations for sponsors of clinical trials impacted by the pandemic. In 2021 and 2022, the FDA published a number of industry guidance documents, including updates to previous guidance, related to Good Manufacturing Practices, remote interactive evaluations of drug manufacturing and bioresearch monitoring facilities, and drug product manufacturing and supply chain inspections, among others. The extent to which the COVID-19 pandemic impacts our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

NDA/BLA Review Process

Following completion of the clinical trials, data are analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA or BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. In short, the NDA or BLA is a request for approval to market the drug or biologic for the specified indication(s) and must contain proof of safety and efficacy for a drug or safety, purity and potency for a biologic. The application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product's use and/or from a number of alternative sources, including studies initiated by investigators or cooperative clinical groups. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of FDA. FDA approval of an NDA or BLA must be obtained before a drug or biologic may be marketed in the United States.

Under the Prescription Drug User Fee Act ("PDUFA"), as amended, each NDA or BLA must be accompanied by a user fee. FDA adjusts the PDUFA user fees on an annual basis. According to the FDA's FY 2023 user fee schedule, effective through September 30, 2023, the user fee for an application requiring clinical data, such as an NDA or BLA, is $3,242,026. PDUFA also imposes an annual program fee for each marketed human drug or biologic of $393,933. Fee waivers or reductions are available in certain limited circumstances. Additionally, no user fees are assessed on NDAs or BLAs for products designated as orphan drugs for an orphan indication submission.

The FDA reviews all submitted NDAs and BLAs before it accepts them for filing, and may request additional information rather than accepting the NDA or BLA for filing, such as the issuance of a Refuse to File (RTF) letter. The FDA must make a decision on accepting an NDA or BLA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months, from the filing date, in which to complete its initial review of a new molecular-entity NDA or original BLA and respond to the applicant, and six months from the filing date of a new molecular-entity NDA or original BLA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs or BLAs, and the review process may be extended by FDA requests for additional information or clarification.

Before approving an NDA or BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates an NDA or BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the NDA or BLA identified by the FDA. The Complete Response Letter may require additional clinical data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA or BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if a product candidate is determined to be contained within the scope of the competitor's product for the same indication or disease. If one of our products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the EU has similar, but not identical, requirements and benefits.

In *Catalyst Pharms., Inc. v. Becerra*, 14 F.4th 1299 (11th Cir. 2021), the court disagreed with the FDA's longstanding position that the orphan drug exclusivity only applies to the approved use or indication within an eligible disease, and not to all uses or indications within the entire disease or condition. In particular, the circuit court held that the orphan-drug exclusivity for Catalyst's drug blocked FDA's approval of another drug for all uses or indications within the same orphan-designated disease, or Lambert-Eaton myasthenic syndrome (LEMS), even though Catalyst's drug was approved at that time only for use in the treatment of LEMS in adults. Accordingly, the court ordered the FDA to set aside the approval of a drug indicated for LEMS in children. This decision created uncertainty in the application of the orphan drug exclusivity. On January 24, 2023, the FDA published a notice in the Federal Register to clarify that while the agency complies with the court's order in Catalyst, the FDA intends to continue to apply its longstanding interpretation of the regulations to matters outside of the scope of the Catalyst order – that is, the agency will continue tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved, which permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that have not yet been approved. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of the orphan drug exclusivity.

Expedited Development and Review Programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs and biologics that meet certain criteria. Specifically, new drugs and biologics are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor can request the FDA to designate the product for fast track status any time before receiving NDA or BLA approval, but ideally no later than the pre-NDA or pre-BLA meeting.

Additionally, a drug or biologic may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast track designation, plus intensive guidance from the FDA to facilitate an efficient drug development program.

Any product submitted to the FDA for marketing, including under a fast track or breakthrough therapy designation program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval.

Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. Priority review reduces the review time for an initial or supplemental marketing application by four months.

A product may be eligible for accelerated approval, if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies based on an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality ("IMM"), that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of accelerated approval, the FDA requires that a sponsor of a drug or biologic receiving accelerated approval subsequently provide additional data confirming the anticipated clinical benefit, for example by performing adequate and well-controlled post-marketing clinical trials. If clinical benefit is not confirmed, accelerated approval may be revoked. If the FDA concludes that a drug or biologic shown to be effective can be safely used only if distribution or use is restricted, it may require such post-marketing restrictions, as it deems necessary to assure safe use of the product. In December 2022, the Consolidated Appropriations Act, 2023, including the Food and Drug Omnibus Reform Act (FDORA), was signed into law. FDORA made several changes to the FDA's authorities and its regulatory framework, including, among other changes, reforms to the accelerated approval pathway, such as requiring the FDA to specify conditions for post-approval study requirements and setting forth procedures for the FDA to withdraw a product on an expedited basis for non-compliance with post-approval requirements.

Fast track designation, breakthrough therapy designation, priority review, and accelerated approval do not change the standards for approval, but may expedite the development or approval process.

Abbreviated Licensure Pathway of Biological Products as Biosimilar or Interchangeable

The Patient Protection and Affordable Care Act ("PPACA"), Affordable Care Act ("ACA"), signed into law in 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 ("BPCIA"), created an abbreviated approval pathway for biological products shown to be highly similar to an FDA-licensed reference biological product. The BPCIA attempts to minimize duplicative testing, and thereby lower development costs and increase patient access to affordable treatments. An application for licensure of a biosimilar product must include information demonstrating biosimilarity based upon the following, unless the FDA determines otherwise:

- analytical studies demonstrating that the proposed biosimilar product is highly similar to the approved product notwithstanding minor differences in clinically inactive components; and

- animal studies (including the assessment of toxicity).

In addition, an application must include information demonstrating that:

- the proposed biosimilar product and reference product utilize the same mechanism of action for the condition(s) of use prescribed, recommended, or suggested in the proposed labeling, but only to the extent the mechanism(s) of action are known for the reference product;

- the condition or conditions of use prescribed, recommended, or suggested in the labeling for the proposed biosimilar product have been previously approved for the reference product;

- the route of administration, the dosage form, and the strength of the proposed biosimilar product are the same as those for the reference product; and

- the facility in which the biological product is manufactured, processed, packed or held meets standards designed to assure that the biological product continues to be safe, pure, and potent.

Biosimilarity means that the biological product is highly similar to the reference product notwithstanding minor differences in clinically inactive components; and that there are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity, and potency of the product. In addition, the law provides for a designation of "interchangeability" between the reference and biosimilar products, whereby the biosimilar may be substituted for the reference product without the intervention of the health care provider who prescribed the reference product. The higher standard of interchangeability must be demonstrated by information sufficient to show that:

- the proposed product is biosimilar to the reference product;

- the proposed product is expected to produce the same clinical result as the reference product in any given patient; and

- for a product that is administered more than once to an individual, the risk to the patient in terms of safety or diminished efficacy of alternating or switching between the biosimilar and the reference product is no greater than the risk of using the reference product without such alternation or switch.

FDA approval is required before a biosimilar may be marketed in the United States. However, complexities associated with the large and intricate structures of biological products and the process by which such products are manufactured pose significant hurdles to the FDA's implementation of the law that are still being worked out by the FDA. For example, the FDA has discretion over the kind and amount of scientific evidence—laboratory, preclinical and/or clinical—required to demonstrate biosimilarity to a licensed biological product.

The FDA intends to consider the totality of the evidence, provided by a sponsor to support a demonstration of biosimilarity, and recommends that sponsors use a stepwise approach in the development of their biosimilar products. Biosimilar product applications thus may not be required to duplicate the entirety of preclinical and clinical testing used to establish the underlying safety and effectiveness of the reference product. However, the FDA may refuse to approve a biosimilar application if there is insufficient information to show that the active ingredients are the same or to demonstrate that any impurities or differences in active ingredients do not affect the safety, purity or potency of the biosimilar product. In addition, as with BLAs, biosimilar product applications will not be approved unless the product is manufactured in facilities designed to assure and preserve the biological product's safety, purity and potency.

The submission of a biosimilar application does not guarantee that the FDA will accept the application for filing and review, as the FDA may refuse to accept applications that it finds are insufficiently complete. The FDA will treat a biosimilar application or supplement as incomplete if, among other reasons, any applicable user fees assessed under the Biosimilar User Fee Act of 2012 have not been paid. In addition, the FDA may accept an application for filing but deny approval on the basis that the sponsor has not demonstrated biosimilarity, in which case the sponsor may choose to conduct further analytical, preclinical or clinical studies and submit a BLA for licensure as a new biological product.

The timing of final FDA approval of a biosimilar for commercial distribution depends on a variety of factors, including whether the manufacturer of the branded product is entitled to one or more statutory exclusivity periods, during which time the FDA is prohibited from approving any products that are biosimilar to the branded product. The FDA cannot approve a biosimilar application for twelve years from the date of first licensure of the reference product. Additionally, a biosimilar product sponsor may not submit an application for four years from the date of first licensure of the reference product. A reference product may also be entitled to exclusivity under other statutory provisions. For example, a reference product designated for a rare disease or condition (an "orphan drug") may be entitled to seven years of exclusivity, in which case no product that is biosimilar to the reference product may be approved until either the end of the twelve-year period provided under the biosimilarity statute or the end of the seven-year orphan drug exclusivity period, whichever occurs later. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, and thus block biosimilarity applications from being approved on or after the patent expiration date. In addition, the FDA may under certain circumstances extend the exclusivity period for the reference product by an additional six months if the FDA requests, and the manufacturer undertakes, studies on the effect of its product in children, a so-called pediatric extension.

The first biological product determined to be interchangeable with a branded product for any condition of use is also entitled to a period of exclusivity, during which time the FDA may not determine that another product is interchangeable with the reference product for any condition of use. This exclusivity period extends until the earlier of: (1) one year after the first commercial marketing of the first interchangeable product; (2) 18 months after resolution of a patent infringement against the applicant that submitted the application for the first interchangeable product, based on a final court decision regarding all of the patents in the litigation or dismissal of the litigation with or without prejudice; (3) 42 months after approval of the first interchangeable product, if a patent infringement suit against the applicant that submitted the application for the first interchangeable product is still ongoing; or (4) 18 months after approval of the first interchangeable product if the applicant that submitted the application for the first interchangeable product has not been sued.

Post-Approval Requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping requirements, requirements to report adverse experiences, and complying with promotion and advertising requirements, which include restrictions on promoting drugs for unapproved uses or patient populations (known as "off-label use") and limitations on industry-sponsored scientific and educational activities. Although physicians in the United States may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Further, an applicant would be required to submit and obtain FDA approval of a new NDA/BLA or a supplement before any material modifications can be implemented for a drug or biologic, including changes in labeling or manufacturing processes or facilities, which may require the development of additional data or nonclinical studies and clinical trials.

The FDA may also place other conditions on approvals including the requirement for a REMS, to assure the safe use of the product. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

- fines, warning letters or holds on post-approval clinical studies;

- refusal of the FDA to approve pending applications or supplements to approved applications;

- applications, or suspension or revocation of product license approvals;

- product seizure or detention, or refusal to permit the import or export of products; or

- injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Drugs and biologics may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Other U.S. Regulatory Matters

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments.

For example, in the United States, sales, marketing and scientific and educational programs also must comply with state and federal fraud and abuse laws. These laws include the federal Anti-Kickback Statute, which makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by up to five years in prison, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of biologic and pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

U.S. Patent-Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of any future product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time between the submission date of an NDA or BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of a NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application ("ANDA"), or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for a NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

A reference biological product is granted twelve years of data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. "First licensure" typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity, or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the "first licensure" of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

European Union Drug Development

As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority ("NCA"), and one or more ECs. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

The EU clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical-trial authorization, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. Clinical Trials Regulation EU No 536/2014, which went into effect on January 31, 2022, will ensure that the rules for conducting clinical trials in the EU will be identical.

European Union Drug Review and Approval

In the European Economic Area ("EEA"), which is comprised of the 27 Member States of the EU, plus Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization ("MA"). There are two types of marketing authorizations.

- The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use ("CHMP"), of the EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The Centralized Procedure may also apply for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

- National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State ("RMS"). The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics ("SPC"), and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

Under the procedures described above, before granting the MA, the EMA or the competent authorities of the Member States of the EEA assess the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. Starting in January 2021, the MHRA assumed additional regulatory responsibilities for medical products marketed in the UK, as pan-EU regulatory procedures before the EMA no longer apply in the UK. MHRA and the National Institute for Biological Standards and Control ("NIBSC") recently issued new guidance documents to the industry regarding regulation under the UK system. Proposals set forth in the new MHRA guidance will take effect through legislative changes that are subject to parliamentary approval, which may increase the amount of resources and time needed for obtaining regulatory approval in the UK and delay our clinical development and commercialization. On January 1, 2024, MHRA plans to launch a new streamlined international recognition framework, which will replace the current European Commission Decision Reliance Procedure (ECDRP) and allow the MHRA to rely on or give regard to a European decision or decision of other regulators to grant a new marketing authorization for a product.

Coverage and Reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. In the United States no uniform policy of coverage and reimbursement for drug or biological products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor-by-payor basis. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

The United States government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the ACA contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies' share of sales to federal health care programs. Adoption of general controls and measures, coupled with the tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceutical drugs.

The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer's outpatient drugs furnished to Medicaid patients. The ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers' rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price ("AMP"), to 23.1% of AMP and adding a new rebate calculation for "line extensions" (e.g., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits. The Centers for Medicare & Medicaid Services ("CMS"), have proposed to expand Medicaid rebate liability to the territories of the United States as well.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 ("MMA"), established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

For a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer.

There have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

For example, under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs will be eliminated. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on our business. In August 2022, Congress passed the Inflation Reduction Act of 2022, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. The impact of these legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the Biden administration on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates if approved.

At the state level, legislatures have also increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, a number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such state laws once we begin commercialization after obtaining regulatory approval for any of our products. We are unable to predict the future course of federal or state healthcare legislation in the United States directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. These and any further changes in the law or regulatory framework that reduce our revenue or increase our costs could also have a material and adverse effect on our business, financial condition and results of operations.

As noted above, the marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. An increasing emphasis on cost containment measures in the United States indicates continued pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the EU do not follow price structures of the United States and generally prices tend to be significantly lower.

Financial Information about Segments

We manage our operations as a single reportable segment for the purposes of assessing performance and making operating decisions. See "Note 1 - Significant Accounting Policies" in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Employees and Human Capital Resources

As of December 31, 2022, we had approximately 427 full-time employees. A large majority of our employees work out of our headquarters location in South San Francisco, CA, with the remainder working out of our locations in Salt Lake City, Utah and Zurich, Switzerland.

Our human capital strategy aims to attract new talent and retain and incentivize existing employees by investing in their professional development, as well as providing them with challenging and rewarding opportunities for personal growth. Our working environment is guided by the core Denali values of trust, growth, grit and unity, and reinforced by developing quality leadership, fostering diversity and inclusion, emphasizing continuous growth, creating opportunities for engagement, and embracing our goal to defeat degeneration. Our values-driven culture is complemented by our incentive plans, which serve to (1) attract and retain employees through the granting of stock-based and cash-based compensation awards; and (2) motivate employees to perform to the best of their abilities and achieve our objectives, thereby increasing the value and success of our company.

Key areas of focus for Denali include:

Health and Safety. Our health and safety programs are designed around global standards with specifications addressing regulations, specific hazards, and the unique working environment of our operations. We mandate employee health and safety training and ergonomic assessments, and require specialized training for all lab-based employees. We conduct regular internal safety audits to ensure that proper safety policies and program procedures are in place. In addition, we engage both internal and third-party compliance assessments and audit selected operations for adherence to health and safety standards. Denali's safety programs have been highly effective: since we commenced operations in 2015, we have had zero reportable regulatory safety incidents.

Diversity and Inclusion. Denali embraces differences and acknowledges the valuable perspectives that a diverse workforce brings to problem-solving. Our Unity in Diversity team spearheads action-oriented diversity programs, such as social responsibility through community leadership and volunteerism, investment in STEM-focused outreach, and creating a safe place for expression and ideas. As part of our plan to create a more inclusive workplace, we have adopted a zero tolerance policy towards harassment and discrimination and created safe avenues for employees to submit complaints, including an anonymous hotline and a formal complaint system that allows for direct access to our Human Resources Department.

We have implemented several measures to ensure that we are accountable for making progress on our diversity and inclusion initiatives. Diversity and inclusion objectives are embedded in our annual performance goals. We also ensure pipeline diversity by partnering with each division in their workforce planning forecasts to develop initiatives and goals to recruit diverse talent across all leadership and skill areas. As of December 31, 2022, approximately 53% of our workforce and 51% of managers were female. As of December 31, 2022, ethnic or racial minorities represented approximately 53% of our workforce and 47% of our managers.

Training and Development. We believe training and development are an important part of creating a safe, productive, fair, and equal environment. We encourage continuous feedback, improvement, and growth for our employees. We provide technical, leadership and compliance training to all employees in several formats, including through live seminars, online trainings and professional organizations. Managers are given annual training to hone their supervisory skills and better support their employees' development; they are, in turn, accountable for guiding the development of a personal and professional growth plan for each employee. In addition, Denali has designed employee development programs to help employees develop essential skills that are aligned to promote growth and Denali's values.

Flexible Work Options. The global pandemic has accelerated our capabilities and culture with respect to flexible work. Denali values workplace flexibility and hybrid ways of working, and has introduced a policy which we believe balances more workplace flexibility with time together to collaborate and connect in person. We use enhanced tools and technology designed to help us optimize productivity and collaboration while facilitating a hybrid work environment for our diverse workforce.

Corporate Information

We were incorporated in Delaware in 2013. Our principal executive offices are located at 161 Oyster Point Blvd., South San Francisco, California 94080. Our telephone number is (650) 866-8548. Our website address is www.denalitherapeutics.com. We also use our website as a channel of distribution of important company information, including news or announcements regarding our financial performance, investor events and press releases. We intend to use our website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD.

We file electronically with the Securities and Exchange Commission ("SEC") our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). We make available on our website at www.denalitherapeutics.com, free of charge, copies of these reports, including amendments to such reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is www.sec.gov. The information in or accessible through the SEC and our website or social media sites does not constitute part of this Annual Report on Form 10-K or any other report or document we file with the SEC, and any references to our website and social media sites are intended to be inactive textual references only.

We use Denali®, the Denali Therapeutics logo, and other marks as trademarks in the United States and other countries. This Annual Report on Form 10-K contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this Annual Report on Form 10-K, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by any other entity.

ITEM 1A.   RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this Annual Report on Form 10-K, including our financial statements and the related notes and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, also may impair our business operations and the market price of our common stock.

Risk Factor Summary

The summary of risks below provides an overview of the principal risks we are exposed to. These risks are described more fully in the section entitled "Risk Factors" in this Form 10-K.

Risks Related to Our Business, Financial Condition and Capital Requirements
- We are in the clinical stages of drug development and have a limited operating history and no products approved for commercial sale, which may make it difficult to evaluate our current business and predict our future success and viability.
- We have incurred significant net losses since our inception and anticipate that we will continue to incur net losses for the foreseeable future.
- Drug development is a highly uncertain undertaking. We have never generated any revenue from product sales, and may never do so.
- Due to the significant resources required for the development of our programs, and depending on our ability to access capital, we must prioritize development of certain product candidates.
- A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, or the perception of its effects, may materially and adversely affect our business, operations, and financial condition.

Risks Related to the Discovery, Development and Commercialization of Our Product Candidates
- We are heavily dependent on the successful development of our BBB technology and the programs currently in our pipeline, which are in the preclinical and clinical development stages.
- We may not be successful in our efforts to continue to create a pipeline of product candidates or to develop commercially successful products.
- We have concentrated a substantial portion of our efforts on the treatment of neurodegenerative diseases, a field that has seen limited success in drug development.
- We may encounter substantial delays in our clinical trials, or may not be able to conduct or complete our clinical trials on the timelines we expect, if at all.
- We may encounter difficulties enrolling and/or retaining patients in our clinical trials, and our clinical development activities could thereby be delayed or otherwise adversely affected.
- Our clinical trials may reveal significant adverse events, toxicities, or other side effects and may fail to demonstrate substantial evidence of the safety and efficacy or potency of our product candidates, which would prevent, delay or limit the scope of regulatory approval and commercialization.
- We face significant competition and there is a possibility that our competitors may achieve regulatory approval before us or develop therapies that are safer or more effective than ours.
- The manufacture of our product candidates, particularly those that utilize our BBB platform technology, is complex and we may encounter difficulties in production.
- If we are unable to establish sales and marketing capabilities or enter into agreements with third parties, we may not be successful in commercializing product candidates if and when they are approved.
- If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

Risks Related to Regulatory Approval and Other Legal Compliance Matters
- The regulatory approval processes of the FDA, EMA and comparable foreign regulatory authorities are lengthy and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, we will be unable to generate product revenue.
- We currently conduct clinical trials outside the United States, and the FDA, EMA and applicable foreign regulatory authorities may not accept data from such trials.
- Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on our business and results of operations.
- Our business is subject to complex and evolving U.S. and foreign laws and regulations, information security policies and contractual obligations relating to privacy and data protection.

Risks Related to Our Reliance on Third Parties
- We depend on collaborations with third parties for the research, development and commercialization of certain product candidates. If any such collaborations are not successful, we may not be able to realize the market potential of those product candidates.

- We rely on third parties to conduct our clinical trials and some aspects of our research and preclinical testing, and those third parties may not perform satisfactorily.
- We contract with third parties for the manufacture of materials for our research programs, preclinical studies and clinical trials. This reliance on third parties may increase the risk that we will not have sufficient quantities of such materials or product candidates.
- We depend on third-party suppliers for key raw materials used in our manufacturing, and the loss of these suppliers or their inability to supply us with adequate raw materials could harm our business.

Risks Related to Our Intellectual Property
- If we are unable to obtain and maintain patent protection for our product candidates or our BBB technology, our competitors could develop and commercialize products or technology similar or identical to ours, and adversely affect our ability to commercialize any product candidates.
- If any of our owned or in-licensed patent applications do not issue as patents in any jurisdiction, we may not be able to compete effectively.
- Our rights to develop and commercialize our BBB technology and product candidates are subject, in part, to the terms of licenses granted to us by others or licenses granted by us to others.
- We may not be able to protect our intellectual property and proprietary rights throughout the world.
- Changes in U.S. patent law could impair our ability to protect our products.
- Our patent protection could be compromised if we are unable to comply with requirements imposed by government patent agencies.
- Issued patents covering our BBB technology, product candidates and other technologies could be found invalid or unenforceable if challenged.
- We may be subject to claims challenging the inventorship of our intellectual property.
- If we are unable to protect the confidentiality of our trade secrets, our business would be harmed.
- We may not be successful in obtaining, through acquisitions, in-licenses or otherwise, necessary rights to our BBB platform technology, product candidates or other technologies.
- We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers.
- Third party intellectual property claims against us, our licensors or our collaborators may delay the development our BBB platform technology, product candidates and other technologies.

Risks Related to Our Operations
- If we are not successful in attracting, motivating and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.
- We have engaged in and may in the future engage in acquisitions or strategic partnerships, which may increase our capital requirements, dilute our stockholders, or cause us to incur debt or assume contingent liabilities.
- Our internal computer systems, or those used by our collaborators, CROs or other contractors, may fail or suffer security breaches or incidents that could compromise the confidentiality, integrity, and availability of such systems and data and expose us to liability, and affect our reputation.
- Our business is subject to risks associated with international operations.

Risks Related to Ownership of Our Common Stock
- The market price of our common stock has been and may continue to be volatile, which could result in substantial losses for investors.
- If securities analysts publish negative evaluations of our stock, or if they do not publish research or reports about our business; the price of our stock and trading volume could decline.
- Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.
- Delaware law and provisions in our charter documents might prevent a change in control of our company or changes in our management, depressing the trading price of our common stock.
- Our amended and restated certificate of incorporation provides exclusive forums for disputes between us and our stockholders, limiting their ability to obtain a favorable judicial forum.

Risks Related to Our Business, Financial Condition and Capital Requirements

We are in the clinical stages of drug development and have a limited operating history and no products approved for commercial sale, which may make it difficult to evaluate our business and predict our future success and viability.

We are a clinical-stage biopharmaceutical company with a limited operating history, focused on developing therapeutics for neurodegenerative diseases, including Alzheimer's disease, Parkinson's disease and ALS. We commenced operations in May 2015, have no products approved for commercial sale and have not generated any revenue from product sales. Drug development is a highly uncertain undertaking and involves a substantial degree of risk. Our clinical stage programs, ATV:TREM2, PTV:PGRN, eIF2B, RIPK1, ETV:IDS and LRRK2, are in various phases ranging from Phase 1 through Phase 3. We have not initiated clinical trials for any of our other current product candidates. To date, we have not completed a pivotal clinical trial, obtained marketing approval for any product candidates, manufactured a commercial scale product or arranged for a third party to do so on our behalf, or conducted sales and marketing activities necessary for successful product commercialization. Our limited operating history makes any assessment of our future success and viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by clinical-stage biopharmaceutical companies, and we have not yet demonstrated an ability to successfully overcome such risks and difficulties. If we do not address these risks and difficulties successfully, our business will suffer.

We have incurred significant net losses since our inception and anticipate that we will continue to incur net losses for the foreseeable future.

We have incurred significant net losses since our inception, including net losses of $326.0 million and $290.6 million for the years ended December 31, 2022 and 2021, respectively. We had net income of $71.1 million for the year ended December 31, 2020. As of December 31, 2022, we had an accumulated deficit of $971.0 million.

We have invested significant financial resources in research and development activities, including for our preclinical and clinical product candidates and our TV platform. We do not expect to generate revenue from product sales for several years, if at all. The amount of our future net losses will depend, in part, on the level of our future expenditures and revenue. Moreover, our net losses may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance.

We expect to continue to incur significant expenses and increasingly higher operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

- continue our research and discovery activities;

- progress our current and any future product candidates through preclinical and clinical development;

- initiate and conduct additional preclinical, clinical or other studies for our product candidates;

- work with our contract manufacturers to scale up the manufacturing processes for our product candidates or, in the future, establish and operate a manufacturing facility;

- change or add additional contract manufacturers or suppliers;

- seek regulatory approvals and marketing authorizations for our product candidates;

- establish sales, marketing and distribution infrastructure to commercialize any products for which we obtain approval;

- acquire or in-license product candidates, intellectual property and technologies;

- make milestone, royalty or other payments due under any license or collaboration agreements;

- obtain, maintain, protect and enforce our intellectual property portfolio, including intellectual property obtained through license agreements;

- attract, hire and retain qualified personnel and incur increased stock-based compensation, especially in light of a competitive compensation environment;

- provide additional internal infrastructure to support our continued research and development operations and any planned commercialization efforts in the future;

- implement additional internal systems and infrastructure related to cybersecurity;

- experience any delays or encounter other issues related to our operations;

- meet the requirements and demands of being a public company;

- defend against any product liability claims or other lawsuits related to our products; and

- build clinical manufacturing capabilities and capacity.

Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders' equity and working capital. In any particular quarter or quarters, our operating results could be below the expectations of securities analysts or investors, which could cause our stock price to decline.

Drug development is a highly uncertain undertaking and involves a substantial degree of risk. We have never generated any revenue from product sales, and we may never generate product revenue or be profitable.

We have no products approved for commercial sale and have not generated any revenue from product sales. To obtain revenue from the sales of our product candidates that are significant or large enough to achieve profitability, we must succeed, either alone or with third parties, in developing, obtaining regulatory approval for, manufacturing and marketing therapies with significant commercial success.

Our ability to generate revenue and achieve profitability depends significantly on many factors, including:

- successfully completing research and preclinical and clinical development of our product candidates;

- obtaining regulatory approvals and marketing authorizations for product candidates for which we successfully complete clinical development and clinical trials;

- developing a sustainable and scalable manufacturing process for our product candidates, including those that utilize our TV platform, as well as establishing and maintaining commercially viable supply relationships with third parties that can provide adequate products and services to support clinical activities and commercial demand of our product candidates;

- identifying, assessing, acquiring and/or developing new product candidates;

- negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

- launching and successfully commercializing product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing a sales, marketing and distribution infrastructure;

- obtaining and maintaining an adequate price for our product candidates, both in the United States and in foreign countries where our products are commercialized;

- obtaining adequate reimbursement for our product candidates from payors;

- obtaining market acceptance of our product candidates as viable treatment options;

- addressing any competing technological and market developments;

- receiving milestone and other payments under our current and any future collaboration arrangements;

- maintaining, protecting, expanding and enforcing our portfolio of intellectual property rights;

- attracting, hiring and retaining qualified personnel;

- general economic conditions, including conditions resulting from rising inflation and interest rates, geopolitical uncertainty and instability or war; and

- addressing any delays in our clinical trials or other impacts from the COVID-19 pandemic.

Because of the numerous risks and uncertainties associated with drug development, we are unable to predict the timing or amount of our expenses, or when we will be able to generate any meaningful revenue or achieve or maintain profitability, if ever. In addition, our expenses could increase beyond our current expectations if we are required by the FDA, or foreign regulatory agencies, to perform studies in addition to those that we currently anticipate, or if there are any delays in any of our current or our future collaborators' clinical trials or the development of any of our product candidates. Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate and ongoing compliance efforts.

Even if we are able to generate revenue from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations. Revenue from the sale of any product candidate for which regulatory approval is obtained will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to get reimbursement at any price and whether we own the commercial rights for that territory. If the number of addressable patients is not as significant as we anticipate, the indication approved by regulatory authorities is narrower than we expect, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our pipeline of product candidates or continue our operations and cause a decline in the value of our common stock, all or any of which may adversely affect our viability.

If we fail to obtain additional financing, we may be unable to complete the development and, if approved, commercialization of our product candidates.

Our operations have required substantial amounts of cash since inception. We currently fund our operations primarily with the proceeds from our follow-on offering completed in January 2020 and October 2022, and payments received from our collaboration agreements with Biogen, Sanofi and Takeda. We have a diversified portfolio with numerous programs at various stages of research, discovery, preclinical and clinical development. Developing our product candidates is expensive, and we expect to continue to spend substantial amounts as we fund our early-stage research projects, and continue to advance our programs through preclinical and clinical development. Even if we are successful in developing our product candidates, obtaining regulatory approvals and launching and commercializing any product candidate will require substantial additional funding.

As of December 31, 2022, we had $1.3 billion in cash, cash equivalents and marketable securities. We believe that our existing cash, cash equivalents and marketable securities will be sufficient to fund our projected operations through at least the next 12 months. Our estimate as to how long we expect our existing cash, cash equivalents and marketable securities to be available to fund our operations is based on assumptions that may be proved inaccurate, and we could use our available capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, such as geopolitical uncertainty, rising inflation or interest rates or a perceived or actual economic downturn, may cause us to increase our spending significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. We may also need to raise additional funds sooner than we anticipate if we choose to expand more rapidly than we presently anticipate.

We cannot be certain that additional funding will be available when we need it, on terms acceptable to us or at all. We have no committed source of additional capital. If adequate capital is not available to us on a timely basis, we may be required to significantly delay, scale back or discontinue our research and development programs or the commercialization of any product candidates, if approved, or be unable to continue or expand our operations or otherwise capitalize on our business opportunities, which could materially affect our business, financial condition, results of operations and growth prospects, and cause the price of our common stock to decline.

Due to the significant resources required for the development of our programs, and depending on our ability to access capital, we must prioritize development of certain product candidates. Moreover, we may expend our limited resources on programs that do not yield a successful product candidate and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

We have a diversified portfolio with numerous programs at various stages of research, discovery, preclinical and clinical development. These programs require significant capital investment. We seek to maintain a process of prioritization and resource allocation to maintain an optimal balance between aggressively advancing lead programs and replenishing our portfolio. We regularly review the programs in our portfolio, and terminate those programs which do not meet our development criteria, which we have done a number of times in the past.

Due to the significant resources required for the development of our programs, we must focus our programs on specific diseases and disease pathways and decide which product candidates to pursue and advance and the amount of resources to allocate to each. Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular product candidates or therapeutic areas may not lead to the development of any viable commercial product and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain programs may subsequently also prove to be suboptimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the viability or market potential of any of our programs or product candidates or misread trends in the biopharmaceutical industry, in particular for neurodegenerative diseases, our business, financial condition, results of operations and growth prospects could be materially adversely affected. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases and disease pathways that may later prove to have greater commercial potential than those we choose to pursue, or relinquish valuable rights to such product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to invest additional resources to retain sole development and commercialization rights.

A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, or the perception of its effects, may materially and adversely affect our business, operations and financial condition.

Public health outbreaks, such as epidemics or pandemics, such as COVID-19, may significantly disrupt our business. Such outbreaks pose the risk that we or our employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time due to the spread of the disease, due to shutdowns that may be requested or mandated by federal, state and local governmental authorities or certain employers, or due to the economic consequences associated with the pandemic. Business disruptions could include disruptions or restrictions on our ability to travel, as well as temporary closures of our facilities and the facilities of our partners, clinical trial sites, service providers, suppliers or contract manufacturers. For example, the COVID-19 pandemic caused a temporary disruption in our ability to recruit participants for our clinical trials in the calendar year 2020 and the first quarter of 2021. While it is not possible to predict whether another pandemic, epidemic or infectious disease outbreak similar to COVID-19 will materialize, any measures taken by the governments of countries and local authorities in response to such future health crises have the potential to disrupt and delay the initiation of new clinical trials, the progress of our ongoing clinical trials, and could disrupt and delay our preclinical activities, and potentially the manufacture or shipment of both drug substance and finished drug product of our product candidates for preclinical testing and clinical trials and adversely impact our business, financial condition or operating results.

The continued impact of the COVID-19 pandemic may materially and adversely affect our business, operations and financial condition.

We are actively monitoring, evaluating and responding to developments relating to COVID-19, including protocols and guidance as set forth by the CDC and other state, local and government authorities. In response to the COVID-19 pandemic, we implemented policies that enabled some of our employees to work remotely, which policies may continue for an indefinite period. We also implemented various safety protocols for all on-site personnel. Due to telecommuting patterns, modified work schedules and work protocols to enable adequate physical distancing, our laboratory operations have at times and may again operate with decreased efficiency. Recently, President Biden announced that the administration intends to end the COVID-19 national and public health emergencies on May 11, 2023. The full impact of the termination of the public health emergencies on FDA and other regulatory policies and operations are unclear.

Examples of disruptions to our business from COVID-19 have included:

- delays or difficulties in enrolling patients in our clinical trials, particularly elderly subjects, who are at a higher risk of complications from COVID-19;

- difficulties interpreting data from our clinical trials due to the possible effects of COVID-19 on subjects enrolled in our clinical trials who contract COVID-19;

- delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

- diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting clinical trials;

- interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others;

- delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

- interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages;

- delays or difficulties in furthering our preclinical and clinical programs, due to interruptions or limitations in our third party service providers' business operations;

- interruption in global shipping that may affect the transport of clinical trial materials, such as investigational drug products used in our clinical trials;

- changes in clinical trial site procedures and requirements as well as regulatory requirements for conducting clinical trials during the COVID-19 pandemic;

- delays or interruptions in the operations of or necessary interactions with the FDA or other regulators; and

- limitations on employee resources that would otherwise be focused on the conduct of our nonclinical studies and clinical trials, either because of sickness of employees and their families or the desire of employees to avoid contact with large groups of people.

We have clinical trial sites for our clinical studies in the United States and Europe, any of which may be affected by the ongoing COVID-19 pandemic. For example, if healthcare facilities and offices are required to focus limited resources on non-clinical trial matters such as treatment of COVID-19 patients, then patient screening, new patient enrollment, and monitoring and data collection could be affected. For example, in 2020, we experienced a pause in enrollment in our BIIB122/DNL151 Phase 1 and Phase 1b trials, our DNL343 Phase 1 trial, and our ETV:IDS program observational biomarker study. and we have subsequently experienced certain delays in patient enrollment. Further pauses or delays could occur in our clinical trials, including as a result of social or economic unrest caused by the COVID-19 pandemic.

The FDA has issued substantial pandemic-related guidance regarding, among other things, clinical trials and drug manufacturing. Should the FDA issue additional guidance with respect to COVID-19 protocols as relates to the implementation of our clinical trials, the costs of such clinical trials may increase. Further, we may be required to develop and implement additional clinical trial policies and procedures designed to help protect subjects from the COVID-19 virus, and any variants of the coronavirus that may emerge in the future. The extent to which the COVID-19 pandemic impacts our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted.

To the extent the COVID-19 pandemic continues to adversely affect our business, operations and financial condition, it may also have the effect of heightening many of the risks described in this "Risk Factors" section.

Risks Related to the Discovery, Development and Commercialization of Our Product Candidates

Research and development of biopharmaceutical products is inherently risky. We are heavily dependent on the successful development of our BBB platform technology and the programs currently in our pipeline, which are in preclinical and clinical development stages. We cannot give any assurance that any of our product candidates will receive regulatory, including marketing approval, which is necessary before they can be commercialized.

We are at an early stage of development of many of the product candidates currently in our programs and are further developing our BBB platform technology. To date, we have invested substantially all of our efforts and financial resources to identify, acquire intellectual property for, and develop our BBB platform technology and our programs, including conducting preclinical studies and clinical trials, and providing general and administrative support for these operations. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize our product candidates, and we may fail to do so for many reasons, including the following:

- our product candidates may not successfully complete preclinical studies or clinical trials;

- our drug delivery platform technology may not be clinically viable;

- a product candidate may on further study be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

- our competitors may develop therapeutics that render our product candidates obsolete or less attractive;

- our competitors may develop platform technologies to deliver large molecule therapeutics across the BBB that render our platform technology obsolete or less attractive;

- the product candidates and BBB platform technology that we develop may not be sufficiently covered by intellectual property for which we hold exclusive rights;

- the product candidates and BBB platform technology that we develop may be covered by third parties' patents or other intellectual property or exclusive rights;

- the market for a product candidate may change so that the continued development of that product candidate is no longer reasonable or commercially attractive;

- a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all;

- if a product candidate obtains regulatory approval, we may be unable to establish sales and marketing capabilities, or successfully market such approved product candidate; and

- a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors, if applicable.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business.

We may not be successful in our efforts to further develop our BBB platform technology and current product candidates. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates. Our product candidates are in the early stages of development and will require significant additional clinical development, management of preclinical, clinical, and manufacturing activities, regulatory approval, adequate manufacturing supply, a commercial organization, and significant marketing efforts before we generate any revenue from product sales, if at all.

We have never completed a clinical development program. We have previously discontinued the development of certain molecules prior to completion of preclinical development because we did not believe they met our criteria for potential clinical success. Further, we cannot be certain that any of our product candidates will be successful in clinical trials. For instance, in June 2020, together with our collaboration partner Sanofi, we paused clinical activities with DNL747 to accelerate development of SAR443820/DNL788, in part due to DNL747 preclinical chronic toxicity studies. We may in the future advance product candidates into clinical trials and terminate such trials prior to their completion.

If any of our product candidates successfully complete clinical trials, we generally plan to seek regulatory approval to market our product candidates in the United States, the EU, and in additional foreign countries where we believe there is a viable commercial opportunity. We have never commenced, compiled or submitted an application seeking regulatory approval to market any product candidate, and may never receive such regulatory approval even if a product candidate successfully completes clinical trials, which would adversely affect our viability. To obtain regulatory approval in countries outside the United States, we must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy or potency, purity, chemistry, manufacturing and controls, clinical trials, commercial sales, pricing, and distribution of our product candidates. We may also rely on our collaborators or partners to conduct the required activities to support an application for regulatory approval, and to seek approval, for one or more of our product candidates. We cannot be sure that our collaborators or partners will conduct these activities or do so within the time frame we desire. Even if we (or our collaborators or partners) are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdictions. If we are unable to obtain approval for our product candidates in multiple jurisdictions, our revenue, business, financial condition, results of operations and growth prospects could be negatively affected.

Even if we receive regulatory approval to market any of our product candidates, whether for the treatment of neurodegenerative diseases or other diseases, we cannot assure you that any such product candidate will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives.

Investment in biopharmaceutical product development involves significant risk that any product candidate will fail to demonstrate adequate efficacy or potency, or an acceptable safety profile, gain regulatory approval, and become commercially viable. We cannot provide any assurance that we will be able to successfully advance any of our product candidates through the development process or, if approved, successfully commercialize any of our product candidates.

We may not be successful in our efforts to continue to create a pipeline of product candidates or to develop commercially successful products. If we fail to successfully identify and develop additional product candidates, our commercial opportunity may be limited.

One of our strategies is to identify and pursue clinical development of additional product candidates. We currently have several programs in the research, discovery and preclinical stages of development. Identifying, developing, obtaining regulatory approval and commercializing additional product candidates for the treatment of neurodegenerative diseases will require substantial additional funding and is prone to the risks of failure inherent in drug development. We cannot provide you any assurance that we will be able to successfully identify or acquire additional product candidates, advance any of these additional product candidates through the development process, successfully commercialize any such additional product candidates, if approved, or assemble sufficient resources to identify, acquire, develop or, if approved, commercialize additional product candidates. If we are unable to successfully identify, acquire, develop and commercialize additional product candidates, our commercial opportunity may be limited.

We have concentrated a substantial portion of our research and development efforts on the treatment of neurodegenerative diseases, a field that has seen limited success in drug development. Further, our product candidates are based on new approaches and novel technology, which makes it difficult to predict the time and cost of product candidate development and subsequently obtaining regulatory approval.

We have focused our research and development efforts on addressing neurodegenerative diseases. Collectively, efforts by biopharmaceutical companies in the field of neurodegenerative diseases have seen limited success in drug development. There are few effective therapeutic options available for patients with Alzheimer's disease, Parkinson's disease, ALS and other neurodegenerative diseases. Our future success is highly dependent on the successful development of our BBB platform technology and our product candidates for treating neurodegenerative diseases. Developing and, if approved, commercializing our product candidates for treatment of neurodegenerative diseases subjects us to a number of challenges, including engineering product candidates to cross the BBB to enable optimal concentration of the therapeutic in the brain and obtaining regulatory approval from the FDA and other regulatory authorities who have only a limited set of precedents to rely on.

Our approach to the treatment of neurodegenerative diseases aims to identify and select targets with a genetic link to neurodegenerative diseases, identify and develop molecules that engage the intended target, identify and develop biomarkers, which are biological molecules found in blood, other bodily fluids or tissues that are signs of a normal or abnormal process or of a condition or disease, to select the right patient population and demonstrate target engagement, pathway engagement and impact on disease progression of our molecules, and engineer our molecules to cross the BBB and act directly in the brain. This strategy may not prove to be successful. We may not be able to discover, develop and utilize biomarkers to demonstrate target engagement, pathway engagement and the impact on disease progression of our molecules. We cannot be sure that our approach will yield satisfactory therapeutic products that are safe and effective, scalable, or profitable. Moreover, public perception of drug safety issues, including adoption of new therapeutics or novel approaches to treatment, may adversely influence the willingness of subjects to participate in clinical trials, or if approved, of physicians to subscribe to novel treatments.

We may encounter substantial delays in our clinical trials, or may not be able to conduct or complete our clinical trials on the timelines we expect, if at all.

Clinical testing is expensive, time consuming, and subject to uncertainty. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. We cannot be sure that submission of an IND, or a clinical trial application ("CTA"), will result in the FDA or EMA, as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even if these trials begin, issues may arise that could suspend or terminate such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical trials may not be successful. Events that may prevent successful or timely initiation or completion of clinical trials include:

- inability to generate sufficient preclinical, toxicology, or other *in vivo* or *in vitro* data to support the initiation or continuation of clinical trials;

- delays in confirming target engagement, patient selection or other relevant biomarkers to be utilized in preclinical and clinical product candidate development;

- delays in reaching a consensus with regulatory agencies on trial design;

- delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

- delays in identifying, recruiting and training suitable clinical investigators;

- delays in obtaining required IRB approval at each clinical trial site;

- imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons, including after review of an IND or amendment, CTA or amendment, or equivalent application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; a negative finding from an inspection of our clinical trial operations or trial sites; developments on trials conducted by competitors for related technology that raises FDA or EMA concerns about risk to patients of the technology broadly; or if the FDA or EMA finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;

- delays in identifying, recruiting and enrolling suitable patients to participate in our clinical trials, and delays caused by patients withdrawing from clinical trials or failing to return for post-treatment follow-up;

- difficulty collaborating with patient groups and investigators;

- failure by our CROs, other third parties, or us to adhere to clinical trial requirements;

- failure to perform in accordance with the FDA's or any other regulatory authority's current good clinical practices ("cGCPs") requirements, or other regulatory guidelines in other countries;

- occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

- changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

- changes in the approval policies or regulations of the FDA or other regulatory authorities;

- changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

- the cost of clinical trials of our product candidates being greater than we anticipate;

- clinical trials of our product candidates producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon product development programs;

- transfer of manufacturing processes from our academic collaborators to larger-scale facilities operated by a CDMO or by us, and delays or failure by our CDMOs or us to make any necessary changes to such manufacturing process;

- delays in manufacturing, testing, releasing, validating, or importing/exporting sufficient stable quantities of our product candidates for use in clinical trials or the inability to do any of the foregoing; and

- delays associated with the COVID-19 pandemic.

Any inability to successfully initiate or complete clinical trials could result in additional costs to us or impair our ability to generate revenue. In addition, if we make manufacturing or formulation changes to our product candidates, we may be required to or we may elect to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the data safety monitoring board for such trial or by any regulatory authority, or if the IRBs of the institutions in which such trials are being conducted suspend or terminate the participation of their clinical investigators and sites subject to their review. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, EMA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

For example, in January 2022, we announced that the TAK-920/DNL919 (ATV:TREM2) IND application had been placed on clinical hold by the FDA. While we initiated a Phase 1 study in the Netherlands, we plan to continue to engage with the FDA and European regulatory authorities to define the path forward for the TAK-920/DNL919 clinical program. We cannot assure you that the IND clinical hold on TAK-920/DNL919 will be lifted, or that our other product candidates will not be subject to new, partial or full clinical holds in the future which may impact development plans.

Refer to "Item 1. Business—Our Programs" for a more detailed discussion of adverse effects ("AEs") and significant adverse effects ("SAEs") observed in our reported clinical trials for BIIB122/DNL151 and DNL310.

We may in the future advance product candidates into clinical trials and terminate such trials prior to their completion, which could adversely affect our business. Further, after the commencement of clinical trials, we may pause the advancement of lead molecules in favor of a backup molecule with a superior safety or efficacy profile, such as we did in our RIPK1 program, switching our focus from DNL747 to SAR443820/DNL788. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

We may encounter difficulties enrolling and/or retaining patients in our clinical trials, and our clinical development activities could thereby be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment and retention in our clinical trials for a variety of reasons, including:

- public health crises, such as the ongoing COVID-19 pandemic;

- the size and nature of the patient population;

- the patient eligibility criteria defined in the protocol, including biomarker-driven identification and/or certain highly-specific criteria related to stage of disease progression, which may limit the patient populations eligible for our clinical trials to a greater extent than competing clinical trials for the same indication that do not have biomarker-driven patient eligibility criteria;

- the size of the study population required for analysis of the trial's primary endpoints;

- the proximity of patients to a trial site;

- the design of the trial;

- our ability to recruit clinical trial investigators with the appropriate competencies and experience;

- competing clinical trials for similar therapies or targeting patient populations meeting our patient eligibility criteria;

- clinicians' and patients' perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies and product candidates;

- our ability to obtain and maintain patient consents; and

- the risk that patients enrolled in clinical trials will not complete such trials, for any reason, including the risk of higher drop-out rates if participants become infected with the COVID-19 virus or other infectious diseases that impact their participation in our trials.

Our inability to enroll and retain a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates and jeopardize our ability to obtain marketing approval for the sale of our product candidates. Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining participation in our clinical trials through the treatment and any follow-up periods, which could delay or negatively impact the anticipated readouts from our clinical trials, delay our regulatory submissions, and increase the costs of the clinical trials.

Our clinical trials may reveal significant adverse events, toxicities, or other side effects and may fail to demonstrate substantial evidence of the safety and efficacy or potency of our product candidates, which would prevent, delay or limit the scope of regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for use in each target indication. For those product candidates that are subject to regulation as biological drug products, we will need to demonstrate that they are safe, pure, and potent for use in their target indications. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies of our product candidates may not be predictive of the results of early-stage or later-stage clinical trials, and results of early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. The results of clinical trials in one set of patients or disease indications may not be predictive of those obtained in another. In some instances, there can be significant variability in safety or efficacy or potency results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. Open-label extension studies may also extend the timing and increase the cost of clinical development substantially. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy or potency profile despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or potency or unacceptable safety issues, notwithstanding promising results in earlier trials. This is particularly true in neurodegenerative diseases, where failure rates historically have been higher than in many other disease areas. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

We cannot be certain that our current clinical trials or any other future clinical trials will be successful. Additionally, any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Even if such clinical trials are successfully completed, we cannot guarantee that the FDA will approve the product candidates for the proposed indications, and more trials could be required before we submit our product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, or to conduct additional trials in support of potential approval of our product candidates. Even if regulatory approval is secured for any of our product candidates, the terms of such approval, such as requiring us to narrow our indications to a smaller subset, may also limit its commercial potential.

Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available, and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary, interim or topline data from our nonclinical studies and clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary, interim, or topline data should be viewed with caution until the final data are available. In addition, we may report interim analyses of only certain endpoints rather than all endpoints. Adverse changes between interim data and final data could significantly harm our business and prospects. Further, additional disclosure of interim data by us or by our competitors in the future could result in volatility in the price of our common stock.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approval or commercialization of the particular product candidate and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is typically selected from a more extensive amount of available information. You or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the preliminary or topline data that we report differ from late, final or actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize our product candidates may be harmed.

We face significant competition in an environment of rapid technological and scientific change, and our operating results may suffer if we fail to compete effectively.

The development and commercialization of new drug products is highly competitive. Moreover, the neurodegenerative field is characterized by strong and increasing competition. Our potential competitors include pharmaceutical companies, biotechnology companies, academic institutions, government agencies, and other public and private research organizations that conduct research. Our competitors, either alone or with collaborative partners, may succeed in developing, acquiring or licensing on an exclusive basis drug or biologic products that are more effective, safer, more easily commercialized or less costly than our product candidates or may develop proprietary technologies or secure patent protection that we may need for the development of our technologies and products.

A number of large pharmaceutical and biotechnology companies are developing products for the treatment of the neurodegenerative disease indications for which we have research programs, including Alzheimer's disease, Parkinson's disease, Hunter syndrome, and ALS. Companies that we are aware are developing therapeutics in the neurodegenerative disease area include companies with significant financial resources, such as Abbvie, Alector, AstraZeneca, Biogen, Bristol-Myers Squibb, Eli Lilly (including Prevail Therapeutics, its wholly owned subsidiary), GlaxoSmithKline, Ionis, JCR Pharmaceuticals, Johnson & Johnson, Novartis, Roche (including Genentech, its wholly owned subsidiary), Sanofi and Takeda. In addition to competition from other companies targeting neurodegenerative indications, any products we may develop may also face competition from other types of therapies, such as gene-editing therapies.

Many of our current or potential competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do. Mergers and acquisitions may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Furthermore, currently approved products could be discovered to have application for treatment of neurodegenerative disease indications, which could give such products significant regulatory and market timing advantages over any of our product candidates. Our competitors also may obtain regulatory approval for their products more rapidly than we do, and may obtain orphan product exclusivity for indications our product candidates are targeting, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, products or technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing any product candidates we may develop against competitors.

The manufacture of our product candidates, particularly those that utilize our BBB platform technology, is complex and we may encounter difficulties in production. We may fail to successfully manufacture our product candidates, operate our own manufacturing facility, or obtain regulatory approval to utilize or commercialize from our manufacturing facility, which could adversely affect our clinical trials and the commercial viability of our product candidates.

The processes involved in manufacturing our drug and biological product candidates, particularly those that utilize our BBB platform technology, are complex, expensive, highly regulated and subject to multiple risks. Additionally, the manufacture of biologics involves complex processes, including developing cells or cell systems to produce the biologic, growing large quantities of such cells, and harvesting and purifying the biologic produced by them. As a result, the cost to manufacture a biologic is generally far higher than traditional small molecule chemical compounds, and the biologics manufacturing process is less reliable and is difficult to reproduce. Manufacturing biologics is highly susceptible to product loss due to contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. Further, as product candidates are developed through preclinical studies to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

In order to conduct clinical trials of our product candidates, or supply commercial products, if approved, we will need to manufacture them in small and large quantities. Our manufacturing partners may be unable to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If our manufacturing partners are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development, testing and clinical trials of that product candidate may be delayed or become infeasible, and regulatory approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business. The same risks would apply to our internal manufacturing facilities and capabilities, which we are actively building in Salt Lake City, Utah. Under an operating lease for approximately 78,000 rentable square feet of laboratory, office and warehouse premises, we have initiated the build-out of our Utah site to expand our clinical manufacturing capabilities for biologic therapeutics including the manufacture of materials for toxicology studies and drug substance for early human clinical studies. In addition, building internal manufacturing capacity carries significant risks in terms of being able to plan, design and execute on a complex project to build manufacturing facilities in a timely and cost-efficient manner. To date, we have experienced delays with the manufacturing site build-out, and there can be no assurance that our current and future efforts to scale our internal manufacturing capabilities will succeed.

In addition, the manufacturing process, including any material modifications in the manufacturing process for any products that we may develop is subject to regulatory authority approval processes, and continuous oversight, and we will need to contract with manufacturers who can meet all applicable regulatory authority requirements, including complying with current good manufacturing practices ("cGMPs"), on an ongoing basis. If we or our third-party manufacturers are unable to reliably produce products to specifications acceptable to regulatory authorities, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CDMOs will be able to manufacture the approved product to specifications acceptable to the regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidate, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects.

If, in the future, we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product candidates we may develop, we may not be successful in commercializing those product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing, or distribution of pharmaceutical products. To achieve commercial success for any approved product for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization or outsource these functions to third parties. In the future, we may choose to build a focused sales, marketing, and commercial support infrastructure to sell, or participate in sales activities with our collaborators for, some of our product candidates if and when they are approved.

There are risks involved with both establishing our own commercial capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force or reimbursement specialists is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing and other commercialization capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our commercialization personnel.

Factors that may inhibit our efforts to commercialize any approved product on our own include:

- our inability to recruit and retain adequate numbers of effective sales, marketing, reimbursement, customer service, medical affairs, and other support personnel;

- the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future approved products;

- the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement, and other acceptance by payors;

- the inability to price our products at a sufficient price point to ensure an adequate and attractive level of profitability;

- restricted or closed distribution channels that make it difficult to distribute our products to segments of the patient population;

- the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

- unforeseen costs and expenses associated with creating an independent commercialization organization.

If we enter into arrangements with third parties to perform sales, marketing, commercial support, and distribution services, our product revenue or the profitability of product revenue may be lower than if we were to market and sell any products we may develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to commercialize our product candidates or may be unable to do so on terms that are favorable to us. We may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish commercialization capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates if approved.

Even if any product candidates we develop receive marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, healthcare payors, and others in the medical community necessary for commercial success.

The commercial success of any of our product candidates will depend upon its degree of market acceptance by physicians, patients, third-party payors, and others in the medical community. Even if any product candidates we may develop receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors, and others in the medical community. The degree of market acceptance of any product candidates we may develop, if approved for commercial sale, will depend on a number of factors, including:

- the efficacy or potency and safety of such product candidates as demonstrated in pivotal clinical trials and published in peer-reviewed journals;

- the potential and perceived advantages compared to alternative treatments;

- the ability to offer our products for sale at competitive prices;

- the ability to offer appropriate patient access programs, such as co-pay assistance;

- the extent to which physicians recommend our products to their patients;

- convenience and ease of dosing and administration compared to alternative treatments;

- the clinical indications for which the product candidate is approved by FDA, EMA or other regulatory agencies;

- product labeling or product insert requirements of the FDA, EMA or other comparable foreign regulatory authorities, including any limitations, contraindications or warnings contained in a product's approved labeling;

- restrictions on how the product is distributed;

- the timing of market introduction of competitive products;

- publicity concerning our products or competing products and treatments;

- the strength of marketing and distribution support;

- sufficient third-party coverage or reimbursement; and

- the prevalence and severity of any side effects.

If any product candidates we develop do not achieve an adequate level of acceptance, we may not generate significant product revenue, and we may not become profitable.

Even if we are able to commercialize any product candidates, such products may become subject to unfavorable pricing regulations, third-party reimbursement practices, or healthcare reform initiatives, which would harm our business.

The regulations that govern marketing approvals, pricing, and reimbursement for new drugs vary widely from country to country. In the United States, legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenue we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if any product candidates we may develop obtain marketing approval.

Our ability to successfully commercialize any products that we may develop also will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers, and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Government authorities currently impose mandatory discounts for certain patient groups, such as Medicare, Medicaid and Veterans Affairs ("VA"), hospitals, and may seek to increase such discounts at any time. Future regulation may negatively impact the price of our products, if approved.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. In order to get reimbursement, physicians may need to show that patients have superior treatment outcomes with our products compared to standard of care drugs, including lower-priced generic versions of standard of care drugs. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement levels for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time consuming and costly process that may require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the medicine is approved by regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved products we may develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize product candidates, and our overall financial condition.

If any of our small molecule product candidates obtain regulatory approval, additional competitors could enter the market with generic versions of such drugs, which may result in a material decline in sales of affected products.

Under the Drug Price Competition and Patent Term Restoration Act of 1984 (the "Hatch-Waxman Act"), a pharmaceutical manufacturer may file an abbreviated new drug application ("ANDA") seeking approval of a generic copy of an approved, small molecule innovator product. Under the Hatch-Waxman Act, a manufacturer may also submit a new drug application ("NDA") under section 505(b)(2) that references the FDA's prior approval of the small molecule innovator product. A 505(b)(2) NDA product may be for a new or improved version of the original innovator product. The Hatch-Waxman Act also provides for certain periods of regulatory exclusivity, which preclude FDA approval (or in some circumstances, FDA filing and reviewing) of an ANDA or 505(b)(2) NDA. These include, subject to certain exceptions, the period during which an FDA-approved drug is subject to orphan drug exclusivity. In addition to the benefits of regulatory exclusivity, an innovator NDA holder may have patents claiming the active ingredient, product formulation or an approved use of the drug, which would be listed with the product in the FDA publication, "Approved Drug Products with Therapeutic Equivalence Evaluations," known as the "Orange Book." If there are patents listed in the Orange Book, a generic or 505(b)(2) applicant that seeks to market its product before expiration of the patents must include in the ANDA a "Paragraph IV certification," challenging the validity or enforceability of, or claiming non-infringement of, the listed patent or patents. Notice of the certification must be given to the innovator, too, and if within 45 days of receiving notice the innovator sues to protect its patents, approval of the ANDA is stayed for 30 months, or as lengthened or shortened by the court.

Accordingly, if any of our small molecule product candidates are approved, competitors could file ANDAs for generic versions of our small molecule drug products or 505(b)(2) NDAs that reference our small molecule drug products, respectively. If there are patents listed for our small molecule drug products in the Orange Book, those ANDAs and 505(b)(2) NDAs would be required to include a certification as to each listed patent indicating whether the ANDA applicant does or does not intend to challenge the patent. We cannot predict which, if any, patents in our current portfolio or patents we may obtain in the future will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether we would sue on any such patents, or the outcome of any such suit.

We may not be successful in securing or maintaining proprietary patent protection for products and technologies we develop or license. Moreover, if any of our owned or in-licensed patents that are listed in the Orange Book are successfully challenged by way of a Paragraph IV certification and subsequent litigation, the affected product could immediately face generic competition and its sales would likely decline rapidly and materially. Should sales decline, we may have to write off a portion or all of the intangible assets associated with the affected product and our results of operations and cash flows could be materially and adversely affected. See "Risks Related to Our Intellectual Property."

Our biologic, or large molecule, product candidates for which we intend to seek approval may face competition sooner than anticipated.

Even if we are successful in achieving regulatory approval to commercialize a product candidate faster than our competitors, our large molecule product candidates may face competition from biosimilar products. In the United States, our large molecule product candidates are regulated by the FDA as biologic products and we intend to seek approval for these product candidates pursuant to the biologics license application ("BLA"), pathway. The Biologics Price Competition and Innovation Act of 2009 (the "BPCIA"), created an abbreviated pathway for the approval of biosimilar and interchangeable biologic products. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as "interchangeable" based on its similarity to an existing brand product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our large molecule product candidates.

We believe that any of our large molecule product candidates approved as a biologic product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar product, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biologic products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. In addition, a competitor could decide to forego the biosimilar approval path and submit a full BLA after completing its own preclinical studies and clinical trials. In such cases, any exclusivity to which we may be eligible under the BPCIA would not prevent the competitor from marketing its product as soon as it is approved.

In Europe, if competitors are able to obtain marketing approval for biosimilars referencing our large molecule product candidates, such products may become subject to competition from such biosimilars, with the attendant competitive pressure and potential adverse consequences. Such competitive products may be able to immediately compete with us in each indication for which our product candidates may have received approval.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk when and if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit testing and commercialization of our product candidates. Even successful defense would require significant costs to defend litigation and a diversion of management's time and resources. Regardless of the merits or eventual outcome, liability claims may result in a decreased or interrupted demand for our products, injury to our reputation, withdrawal of clinical trial participants and inability to continue clinical trials, and initiation of investigation by regulators. Any successful liability claims could result in substantial monetary awards to trial participants or patients; product recalls, withdrawals, or labeling, marketing or promotional restrictions; loss of revenue; exhaustion of any available insurance and our capital resources; the inability to commercialize any product candidate; and a decline in our share price.

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with collaborators. Our insurance policies may have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

The regulatory approval processes of the FDA, EMA and comparable foreign regulatory authorities are lengthy, time consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, we will be unable to generate product revenue and our business will be substantially harmed.

The time required to obtain approval by the FDA, EMA and comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials, and depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. Moreover, regulatory authorities may fail to approve companion diagnostics that we contemplate using with our therapeutic product candidates. We have not submitted for, or obtained regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Applications for our product candidates could fail to receive regulatory approval in an initial or subsequent indication for many reasons, including but not limited to the following:

- regulatory authorities may disagree with the design, implementation or results of our clinical trials;

- regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use;

- the population studied in the clinical program may not be sufficiently broad or representative to assure efficacy or potency and safety in the full population for which we seek approval;

- we may be unable to demonstrate to the regulatory authorities that a product candidate's risk-benefit ratio when compared to the standard of care is acceptable;

- regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

- the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA, BLA, or other submission or to obtain regulatory approval in the United States or elsewhere;

- we may be unable to demonstrate to the regulatory authorities that a product candidate's risk-benefit ratio for its proposed indication is acceptable;

- regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

- the approval policies or regulations of the regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations, and prospects.

Our product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

Adverse events or other undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay, or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA or other comparable foreign regulatory authorities.

Our most advanced product candidates, BIIB122/DNL151, DNL310, SAR443820/DNL788, and SAR443122/DNL758, DNL343, TAK-594/DNL593 and TAK-920/DNL919 are currently our only clinical stage product candidates. Adverse events and other side effects may result from higher dosing, repeated dosing and/or longer-term exposure to our product candidates and could lead to delays and/or termination of the development of these product candidates.

On January 13, 2022, we announced that the TAK-290/DNL919 (ATV:TREM2) IND application had been placed on clinical hold by the FDA. We received a formal clinical hold letter which included the FDA's observations related to the preclinical toxicology assessment and to provide the information requested to initiate clinical studies, including proposed changes to the clinical trial protocol, the informed consent form, and the investigator brochure. We plan to continue to engage with regulatory authorities in the U.S. and Europe to define the path forward for the TAK-920/DNL919 clinical program.

In 2020, we paused clinical studies with DNL747 in our RIPK1 program. Chronic toxicity studies with DNL747 in cynomolgus monkeys showed dose- and duration-dependent adverse preclinical findings at exposures higher than those tested in the clinic. These findings, which are considered off-target and molecule-specific, may impact the ability to increase the dose of DNL747 and achieve higher levels of target inhibition without time consuming additional clinical safety studies in patients to evaluate the long-term safety and tolerability.

Drug-related side effects could affect patient recruitment, the ability of enrolled patients to complete the trial, and/or result in potential product liability claims. We are required to maintain product liability insurance pursuant to certain of our license agreements. We may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business. In addition, regardless of merit or eventual outcome, product liability claims may result in impairment of our business reputation, withdrawal of clinical trial participants, costs due to related litigation, distraction of management's attention from our primary business, initiation of investigations by regulators, substantial monetary awards to patients or other claimants, the inability to commercialize our product candidates, and decreased demand for our product candidates, if approved for commercial sale.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects or adverse events caused by such products, a number of potentially significant negative consequences could result, including but not limited to

- regulatory authorities may withdraw approvals of such product and cause us to recall our product;

- regulatory authorities may require additional warnings on the label;

- we may be required to change the way the product is administered or conduct additional clinical trials or post-approval studies;

- we may be required to create a Risk Evaluation and Mitigation Strategy plan to assure safe use;

- we could be sued and held liable for harm caused to patients; and

- our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, financial condition, results of operations, and growth prospects. We cannot predict whether our product candidates will cause toxicities in humans that would preclude or lead to the revocation of regulatory approval based on nonclinical studies or early-stage clinical trials.

We currently and may in the future conduct clinical trials for our product candidates outside the United States, and the FDA, EMA, and applicable foreign regulatory authorities may not accept data from such trials.

We currently conduct clinical trials outside the United States, including in Europe, and may continue to do so in the future. The acceptance of data from clinical trials conducted outside the United States or another jurisdiction by the FDA, EMA or applicable foreign regulatory authority may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to cGCP regulations. Additionally, the FDA's clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA or any applicable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, EMA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, and a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA or EMA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any partner we work with fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to extensive regulatory scrutiny.

If any of our product candidates are approved, they will be subject to ongoing regulatory requirements, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

While healthcare professionals are free to use and prescribe drug products for off-label uses, the FDA strictly regulates manufacturers' promotional claims of drug products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the FDA-approved labeling. A company that is found to have improperly promoted off-label uses may be subject to large civil and criminal fines, penalties, and enforcement actions. If we cannot successfully manage the promotion of our approved product candidates, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Manufacturers and manufacturers' facilities are required to comply with extensive requirements imposed by the FDA, EMA and comparable foreign regulatory authorities, including ensuring that quality control and manufacturing procedures conform to cGMP regulations.

Any regulatory approvals that we receive for our product candidates will be subject to limitations on the approved indicated uses for which the product may be marketed and promoted or to the conditions of approval (including the requirement to implement a Risk Evaluation and Mitigation Strategy) or contain requirements for potentially costly post-marketing testing. We will be required to report certain adverse reactions and production problems, if any, to the FDA, EMA and comparable foreign regulatory authorities. Any new legislation addressing drug safety issues could result in delays in product development or commercialization, or increased costs to assure compliance. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. We will have to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product's approved label. As such, we may not promote our products for indications or uses for which they do not have approval. The holder of an approved NDA, BLA, or MAA must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling, or manufacturing process. We could also be asked to conduct post-marketing clinical trials to verify the safety and efficacy of our non-biologic products or safety, purity, and potency for our biologic products, in general or in specific patient subsets. If original marketing approval was obtained via the accelerated approval pathway, we could be required to conduct a successful post-marketing clinical trial to confirm clinical benefit for our products. Further, in December 2022, the Consolidated Appropriations Act, 2023, including the Food and Drug Omnibus Reform Act (FDORA), was signed into law. FDORA made several changes to the FDA's authorities and its regulatory framework, including, among other changes, reforms to the accelerated approval pathway, such as requiring the FDA to specify conditions for post-approval study requirements and setting forth procedures for the FDA to withdraw a product on an expedited basis for non-compliance with post-approval requirements. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things, issue warning letters, impose penalties, suspend regulatory approvals, or require a product recall. Any of these actions by a regulatory agency could require us to expend significant time and resources, generate negative publicity, and adversely affect the value of our company.

We have received orphan drug designation from the FDA for DNL310, and plan to seek orphan drug designation for additional product candidates, but we may be unable to obtain such designations or to maintain the benefits associated with orphan drug status, including market exclusivity, which may cause our revenue, if any, to be reduced.

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition where there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Once granted, orphan drug designation entitles a party to financial incentives and certain exclusivity protections. In February 2019, the FDA granted orphan drug designation for our DNL310 program in Hunter syndrome. However, the FDA can still approve other drugs that have a different active ingredient for use in treating the same indication or disease, and can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product. We plan to seek orphan drug designations for some other product candidates, but we may be unable to obtain such designations.

Further, in *Catalyst Pharms., Inc. v. Becerra*, 14 F.4th 1299 (11th Cir. 2021), the court disagreed with the FDA's longstanding position that the orphan drug exclusivity only applies to the approved use or indication within an eligible disease, and not to all uses or indications within the entire disease or condition. In particular, the circuit court held that the orphan-drug exclusivity for Catalyst's drug blocked FDA's approval of another drug for all uses or indications within the same orphan-designated disease, or Lambert-Eaton myasthenic syndrome (LEMS), even though Catalyst's drug was approved at that time only for use in the treatment of LEMS in adults. Accordingly, the court ordered the FDA to set aside the approval of a drug indicated for LEMS in children. This decision created uncertainty in the application of the orphan drug exclusivity. On January 24, 2023, the FDA published a notice in the Federal Register to clarify that while the agency complies with the court's order in Catalyst, the FDA intends to continue to apply its longstanding interpretation of the regulations to matters outside of the scope of the Catalyst order – that is, the agency will continue tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved, which permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that have not yet been approved. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of the orphan drug exclusivity.

We have received Fast Track designation from the FDA for SAR443820/DNL788 and may seek Fast Track designation from the FDA for additional product candidates. Even if one or more of our product candidates receives Fast Track designation, we may be unable to obtain or maintain the benefits associated with the Fast Track designation.

The FDA has granted Fast Track designation to SAR443820/DNL788. Fast Track designation is designed to facilitate the development and expedite the review of therapies to treat serious conditions and fill an unmet medical need. However, if we do not continue to meet the criteria of the Fast Track designation, or if our clinical trials are delayed, suspended or terminated, or put on clinical hold due to unexpected adverse events or issues with clinical supply, we will not receive the benefits associated with the Fast Track program. Furthermore, Fast Track designation does not change the standards for approval. Fast Track designation alone does not guarantee qualification for the FDA's priority review procedures. Fast track designation also does not guarantee our product candidate will be approved in a timely manner, if at all.

Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on our business and results of operations.

We may face difficulties from changes to current regulations and future legislation. Current and future legislation may increase the difficulty and cost for us to commercialize our drugs, if approved, and affect the prices we may obtain, including changes in coverage and reimbursement policies in certain market segments for our product candidates, which could make it difficult for us to sell our product candidates, if approved, profitably. Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. These include the enactment of the Affordable Care Act of 2010 ("ACA"), the American Rescue Plan Act of 2021, which will eliminate a statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs, and the July 2021 executive order, "Promoting Competition in the American Economy," with multiple provisions aimed at increasing competition for prescription drugs. In August 2022, Congress passed the Inflation Reduction Act of 2022, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. The impact of these legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the Biden administration on us and the pharmaceutical industry as a whole is unclear. At the state level, a number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such state laws once we begin commercialization after obtaining regulatory approval for any of our products.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. It is unclear how future litigation or healthcare measures promulgated by the Biden administration will impact our business, financial condition and results of operations. Complying with any new legislation or changes in healthcare regulation could be time-intensive and expensive, resulting in material adverse effect on our business. We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, lower reimbursement, and new payment methodologies. This could lower the price that we receive for any approved product. Any denial in coverage or reduction in reimbursement from Medicare or other government-funded programs may result in a similar denial or reduction in payments from private payors, which may prevent us from being able to generate sufficient revenue, attain profitability or commercialize our product candidates, if approved. In addition, increased scrutiny by the U.S. Congress of the FDA's approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect the demand for any product candidates that are approved, our ability to receive or set a price we believe is fair for our products, our ability to generate revenue or achieve profitability, the level of taxes we are required to pay, and the availability of capital.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with the laws of the FDA, EMA and other comparable foreign regulatory authorities; provide true, complete and accurate information to the regulatory authorities; comply with manufacturing standards we have established; comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. In particular, research, sales, marketing, education and other business arrangements in the healthcare industry are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, educating, marketing and promotion, sales and commission, certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct by employees and third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

If we fail to comply with healthcare laws, we could face substantial penalties and our business, operations and financial conditions could be adversely affected.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations will be subject to various federal, state, local, and foreign healthcare fraud and abuse laws. The laws that may impact our operations include the federal Anti-Kickback Statute, the False Claims Act, the False Claims Act, the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 ("HITECH"), the federal Physician Payment Sunshine Act, federal consumer protection and unfair competition laws, and analogous state and foreign laws and regulations. These laws may impact, among other things, our clinical research program, as well as our proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services is subject to extensive laws and regulations designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive, and other business arrangements.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could, despite our efforts to comply, be subject to challenge under one or more of such laws. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Our business is subject to complex and evolving U.S. and foreign laws and regulations, information security policies and contractual obligations relating to privacy and data protection, including the use, processing, and cross-border transfer of personal information. These laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, or monetary penalties, and otherwise may harm our business.

We receive, generate and store significant and increasing volumes of sensitive information and business-critical information, including employee and personal data (including protected health information), research and development information, commercial information, and business and financial information. We heavily rely on external security and infrastructure vendors to manage our information technology systems and data centers. We face a number of risks relative to protecting this critical information, including the loss of access, inappropriate use or disclosure, inappropriate modification, and the risk of our being unable to adequately monitor, audit and modify our controls over our critical information. This risk extends to third-party vendors and subcontractors we use to manage this sensitive data.

A wide variety of provincial, state, national, and international laws, and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. For example, the collection and use of personal data in the EU are governed by the EU General Data Protection Regulation ("GDPR"), which became fully effective on May 25, 2018. The GDPR imposes stringent data protection requirements, including, for example, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of data, such as health data, and additional obligations when we contract with third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the EU to the United States and other third countries and in the context of clinical trials, we currently rely on patient informed consent as the legal basis for such transfers. In addition, the GDPR provides that EU member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data. The GDPR provides for penalties for noncompliance of up to the greater of €20 million or four percent of worldwide annual revenues. The GDPR applies extraterritorially, and we may be subject to the GDPR because of our data processing activities that involve the personal data of individuals located in the EU, such as in connection with any EU clinical trials. Additionally, the UK has implemented legislation that substantially implements the GDPR (the "UK GDPR"), with penalties for noncompliance of up to the greater of £17.5 million or four percent of worldwide revenues. Aspects of UK data protection laws and regulations remain unclear. On June 28, 2021, the European Commission announced a decision of "adequacy" concluding that the UK ensures an equivalent level of data protection to the GDPR, which provides some relief regarding the legality of continued personal data flows from the European Economic Area ("EEA") to the UK. Some uncertainty remains, however, as this adequacy determination must be renewed after four years and may be modified or revoked in the interim. We cannot fully predict how the UK GDPR and data protection laws or regulations may develop in the medium-to-long term.

We may incur liabilities, expenses, costs, and other operational losses under the GDPR and UK GDPR as well as privacy and data protection laws of Switzerland, the United Kingdom, and applicable EU member states. We may find it necessary or appropriate to make additional changes to the ways we or our service providers collect, disclose, transfer, and otherwise process data within the EEA, Switzerland and the UK, and to our related policies and practices. This may be onerous and may interrupt or delay our development activities, and adversely affect our business, financial condition, results of operations and prospects.

Further, various states, such as California and Massachusetts, have implemented similar privacy laws and regulations that impose restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. Where state laws are more protective than HIPAA, we must comply with the stricter provisions. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. For example, California has enacted legislation, the California Consumer Privacy Act ("CCPA"), that, among other things, requires covered companies to provide new disclosures to California consumers, and affords such consumers new abilities to opt-out of certain sales of personal information. Other states in the United States have proposed or enacted similar legislation, including enacted legislation in Colorado, Virginia, Utah, and Connecticut that has or will become effective in 2023. The CCPA became effective on January 1, 2020. The CCPA, as amended and expanded by the California Privacy Rights Act ("CPRA"), requires covered companies to provide new disclosures to individuals and consumers in California, and afford such individuals and consumers new data protection rights, including the ability to opt-out of certain sales of personal information. The GDPR, UK GDPR, CCPA, CPRA and many other federal, state, and foreign laws and regulations relating to privacy and data protection are still being tested in courts, and they are subject to new and differing interpretations by courts and regulatory officials. The U.S. federal government is also contemplating federal privacy legislation. Additionally, the interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and data we receive, use and share, potentially exposing us to additional expense, adverse publicity and liability. We are working to comply with the GDPR, UK GDPR, CCPA, CPRA and other privacy and data protection laws and regulations that apply to us, and we anticipate needing to devote significant additional resources to complying with these laws and regulations. These and future laws and regulations may increase our compliance costs and potential liability.

It is possible that the GDPR, UK GDPR, CCPA, CPRA or other laws and regulations relating to privacy and data protection may be interpreted and applied in a manner that is inconsistent from jurisdiction to jurisdiction or inconsistent with our current policies and practices. We cannot guarantee that we are in compliance with all such applicable data protection laws and regulations and we cannot be sure how these regulations will be interpreted, enforced or applied to our operations. Furthermore, other jurisdictions outside the EU are similarly introducing or enhancing privacy and data security laws, rules, and regulations, which could increase our compliance costs and the risks associated with noncompliance. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. We cannot guarantee that we or our vendors may be in compliance with all applicable international laws and regulations as they are enforced now or as they evolve. For example, our privacy policies may be insufficient to protect any personal information we collect, or may not comply with applicable laws. Our non-compliance could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures and systems. In addition, if we are unable to properly protect the privacy and security of protected health information, we could be alleged or found to have breached our contracts.

Our actual or perceived failure to adequately comply with applicable laws and regulations or other actual or asserted obligations relating to privacy and data protection, or to protect personal data and other data we process or maintain, could result in regulatory enforcement actions against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, other lawsuits or reputational and damage, all of which could materially affect our business, financial condition, results of operations and growth prospects.

If we or any contract manufacturers and suppliers we engage fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We and any contract manufacturers and suppliers we engage are subject to numerous federal, state, and local environmental, health, and safety laws, regulations, and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment, and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air, and water; and employee health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. Under certain environmental laws, we could be held responsible for costs relating to any contamination at our current or past facilities and at third-party facilities. We also could incur significant costs associated with civil or criminal fines and penalties.

Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our research, product development and manufacturing efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty, and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our business activities may be subject to the Foreign Corrupt Practices Act and similar anti-bribery and anti-corruption laws, as well as U.S. and certain foreign export controls, trade sanctions, and import laws and regulations.

Our business activities may be subject to the Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the U.K. Bribery Act. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the health care providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. Recently the Securities and Exchange Commission (the "SEC"), and Department of Justice have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There is no certainty that all of our employees, agents, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results, and financial condition.

In addition, in the future once we enter a commercialization phase, our products may be subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of our products, or our failure to obtain any required import or export authorization for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, we may be fined or other penalties could be imposed, including a denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export our products to existing or potential customers with international operations. Any limitation on our ability to export or sell access to our products would likely adversely affect our business.

Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other government agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical government employees and stop critical activities. While the FDA has largely caught up with domestic preapproval inspections since the start of the COVID-19 pandemic, it continues to work through its backlog of foreign inspections. However, if a prolonged government shutdown or other disruption occurs, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, or to provide feedback on our clinical development plans, which could have a material adverse effect on our business. Further, future government shutdowns or other disruptions to normal operations could impact our ability to access the public markets and obtain the funding necessary to properly capitalize and continue our operations.

Risks Related to Our Reliance on Third Parties

We depend on collaborations with third parties for the research, development and commercialization of certain product candidates. If any such collaborations are not successful, we may not be able to realize the market potential of those product candidates.

        We anticipate seeking third-party collaborators for the research, development, and commercialization of certain of the product candidates we may develop. For example, we have collaborations with F-star, Takeda, Sanofi, Biogen and others, to further our development of product candidates and to enhance our research efforts directed to better understanding neurodegenerative diseases. Our likely collaborators for any other collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies, biotechnology companies and academic institutions. If we enter into any such arrangements with any third parties, we will likely have shared or limited control over the amount and timing of resources that our collaborators dedicate to the development or potential commercialization of any product candidates we may seek to develop with them. Our ability to generate revenue from these arrangements with commercial entities will depend on our collaborators' abilities to successfully perform the functions assigned to them in these arrangements. We cannot predict the success of any collaboration that we enter into.

        Collaborations involving our research programs, or any product candidates we may develop, pose the following risks to us:

- collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations;

- collaborators may not properly obtain, maintain, enforce, or defend intellectual property or proprietary rights relating to our product candidates or research programs or may use our proprietary information in such a way as to expose us to potential litigation or other intellectual property related proceedings, including proceedings challenging the scope, ownership, validity and enforceability of our intellectual property;

- collaborators may own or co-own intellectual property covering our product candidates or research programs that results from our collaboration with them, and in such cases, we may not have the exclusive right to commercialize such intellectual property or such product candidates or research programs;

- we may need the cooperation of our collaborators to enforce or defend any intellectual property we contribute to or that arises out of our collaborations, which may not be provided to us;

- collaborators may control certain interactions with regulatory authorities, which may impact on our ability to obtain and maintain regulatory approval of our products candidates;

- disputes may arise between the collaborators and us that result in the delay or termination of the research, development, or commercialization of our product candidates or research programs or that result in costly litigation or arbitration that diverts management attention and resources;

- collaborators may decide to not pursue development and commercialization of any product candidates we develop or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator's strategic focus or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

- collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;

- collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates or research programs if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

- collaborators may restrict us from researching, developing or commercializing certain products or technologies without their involvement;

- collaborators with marketing and distribution rights to one or more product candidates may not commit sufficient resources to the marketing and distribution of such product candidates;

- we may lose certain valuable rights under circumstances identified in our collaborations, including if we undergo a change of control;

- collaborators may grant sublicenses to our technology or product candidates or undergo a change of control and the sublicensees or new owners may decide to take the collaboration in a direction which is not in our best interest;

- collaborators may become bankrupt, which may significantly delay our research or development programs, or may cause us to lose access to valuable technology, know-how or intellectual property of the collaborator relating to our products, product candidates or research programs;

- key personnel at our collaborators may leave, which could negatively impact our ability to productively work with our collaborators;

- collaborations may require us to incur short and long-term expenditures, issue securities that dilute our stockholders, or disrupt our management and business;

- if our collaborators do not satisfy their obligations under our agreements with them, or if they terminate our collaborations with them, we may not be able to develop or commercialize product candidates as planned;

- collaborations may require us to share in development and commercialization costs pursuant to budgets that we do not fully control and our failure to share in such costs could have a detrimental impact on the collaboration or our ability to share in revenue generated under the collaboration;

- collaborations may be terminated in their entirety or with respect to certain product candidates or technologies and, if so terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates or technologies, including our BBB platform technology; and

- collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If a present or future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our development or commercialization program under such collaboration could be delayed, diminished, or terminated.

We may face significant competition in seeking appropriate collaborations. Recent business combinations among biotechnology and pharmaceutical companies have resulted in a reduced number of potential collaborators. In addition, the negotiation process is time-consuming and complex, and we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop product candidates or bring them to market and generate product revenue.

If we enter into collaborations to develop and potentially commercialize any product candidates, we may not be able to realize the benefit of such transactions if we or our collaborator elects not to exercise the rights granted under the agreement or if we or our collaborator are unable to successfully integrate a product candidate into existing operations and company culture. The failure to develop and commercialize a product candidate pursuant to our agreements with our current or future collaborators could prevent us from receiving future payments under such agreements, which could negatively impact our revenues. In addition, if our agreement with any of our collaborators terminates, our access to technology and intellectual property licensed to us by that collaborator may be restricted or terminate entirely, which may delay our continued development of our product candidates utilizing the collaborator's technology or intellectual property or require us to stop development of those product candidates completely. We may also find it more difficult to find a suitable replacement collaborator or attract new collaborators, and our development programs may be delayed or the perception of us in the business and financial communities could be adversely affected. Many of the risks relating to product development, regulatory approval, and commercialization described in this "Risk Factors" section also apply to the activities of our collaborators and any negative impact on our collaborators may adversely affect us.

We rely on third parties to conduct our clinical trials and some aspects of our research and preclinical testing, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research, or testing.

We currently rely and expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions, and clinical investigators, to conduct some aspects of our research and preclinical testing and our clinical trials. Any of these third parties may terminate their engagements with us or be unable to fulfill their contractual obligations. If we need to enter into alternative arrangements, it would delay our product development activities.

Our reliance on these third parties for research and development activities reduces our control over these activities but does not relieve us of our responsibilities. For example, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with cGCPs for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible, reproducible and accurate and that the rights, integrity, and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database within certain time frames. Failure to do so can result in fines, adverse publicity, and civil and criminal sanctions.

Our third-party service providers are not our employees, and we are therefore unable to directly monitor whether or not they devote sufficient time and resources to our clinical and nonclinical programs. These third-party service providers may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities that could harm our competitive position. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for any product candidates we may develop and will not be able to, or may be delayed in our efforts to, successfully commercialize our medicines.

We also expect to rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors, including with the shipment of any drug supplies, could delay clinical development or marketing approval of any product candidates we may develop or commercialization of our medicines, producing additional losses and depriving us of potential product revenue.

Our reliance on third parties for the manufacture of the significant majority of the materials for our research programs, preclinical studies and clinical trials may increase the risk that we will not have sufficient quantities of such materials, product candidates, or any medicines that we may develop and commercialize, or that such supply will not be available to us at an acceptable cost, which could delay, prevent, or impair our development or commercialization efforts.

Although we have initiated the build-out of our Utah site to expand our clinical manufacturing capabilities for biologic therapeutics, we do not have any operational manufacturing facilities. We currently rely on third-party manufacturers for the manufacture of our materials for preclinical studies and clinical trials and expect to continue to do so for some or all of our materials for preclinical studies, clinical trials and for commercial supply of any product candidates that we may develop.

We may be unable to establish any further agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including the possible breach, termination, or non-renewal of the agreement by the third party, which may be costly or inconvenient, and the inability of the third party to produce the required volume in a timely manner. We may also be exposed to the risks of relying on the third party for regulatory compliance, quality assurance, safety, and pharmacovigilance and related reporting.

Third-party manufacturers may not be able to comply with U.S. export control regulations, cGMP regulations or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in a need to replace current third-party manufacturers including the possibility of supply delays, clinical holds on our trials, sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocations, seizures or recalls of product candidates or medicines, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect supplies of our medicines and harm our business, financial condition, results of operations and growth prospects.

Any medicines that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply for many components of our product candidates. If any one of our current contract manufacturers cannot perform as agreed, we may be required to replace that manufacturer and may incur added costs and delays in identifying and qualifying any such replacement. Furthermore, securing and reserving production capacity with contract manufacturers may result in significant costs.

Our current and anticipated future dependence upon others for the manufacture of any product candidates we may develop or medicines may adversely affect our future profit margins and our ability to commercialize any medicines that receive marketing approval on a timely and competitive basis.

We depend on third-party suppliers for key raw materials used in our manufacturing processes, and the loss of these third-party suppliers or their inability to supply us with adequate raw materials could harm our business.

We rely on third-party suppliers for the raw materials required for the production of our product candidates. Our dependence on these third-party suppliers and the challenges we may face in obtaining adequate supplies of raw materials involve several risks, including limited control over pricing, availability, quality and delivery schedules. As a small company, our negotiation leverage is limited and we are likely to get lower priority than our larger competitors. We cannot be certain that our suppliers will continue to provide us with the quantities of these raw materials that we require or satisfy our anticipated specifications and quality requirements.

Further, we have in the past and may in the future experience delayed shipments of raw materials due to interruptions relating to the aforementioned events. We may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms. Any performance failure on the part of our suppliers could delay the development and potential commercialization of our product candidates, including limiting supplies necessary for clinical trials and regulatory approvals, which would have a material adverse effect on our business.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for any product candidates we develop or for our BBB platform technology, our competitors could develop and commercialize products or technology similar or identical to ours, and our ability to successfully commercialize any product candidates we may develop, and our technology may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our BBB platform technology and any proprietary product candidates and other technologies we may develop. We seek to protect our proprietary position by in-licensing intellectual property and filing patent applications in the United States and abroad relating to our BBB platform technology, programs and product candidates, as well as other technologies that are important to our business. Given that the development of our technology and product candidates is at an early stage, our intellectual property portfolio with respect to certain aspects of our technology and product candidates is also at an early stage. In addition, we cannot be certain that any patents we own or in-license in the United States adequately cover the Fc domain portion of our BBB platform technology that binds to transferrin receptor, or adequately cover the antibodies, enzymes or proteins being developed in our ATV:TREM2, ETV:IDS, ETV:SGSH, ETV:IDUA, PTV:PGRN, OTV, or other TV-enabled programs. We have filed or intend to file patent applications on these aspects of our technology and product candidates; however, there can be no assurance that any such patent applications will issue as granted patents. Furthermore, in some cases, we have only filed provisional patent applications on certain aspects of our technology and product candidates and each of these provisional patent applications is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of the filing date of the applicable provisional patent application. Any failure to file a non-provisional patent application within this timeline could cause us to lose the ability to obtain patent protection for the inventions disclosed in the associated provisional patent applications. Furthermore, in some cases, we may not be able to obtain issued claims covering compositions relating to our BBB platform technology, programs and product candidates, as well as other technologies that are important to our business, and instead may need to rely on filing patent applications with claims covering a method of use and/or method of manufacture for protection of such BBB platform technology, programs, product candidates and other technologies. There can be no assurance that any such patent applications will issue as granted patents, and even if they do issue, such patent claims may be insufficient to prevent third parties, such as our competitors, from utilizing our technology. Any failure to obtain or maintain patent protection with respect to our BBB platform technology, programs and product candidates could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

If any of our owned or in-licensed patent applications do not issue as patents in any jurisdiction, we may not be able to compete effectively.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned and licensed patents. With respect to both in-licensed and owned intellectual property, we cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner, including delays as a result of the COVID-19 pandemic impacting our or our licensors' operations. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into nondisclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in any of our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical technology and product candidates would be adversely affected.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. Our owned or in-licensed pending and future patent applications may not result in patents being issued which protect our BBB platform technology, product candidates or other technologies or which effectively prevent others from commercializing competitive technologies and product candidates.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we license or own currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own or in-license may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, we do not know whether our BBB platform technology, product candidates or other technologies will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and growth prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. We or our licensors may be subject to a third-party preissuance submission of prior art to the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant and *inter partes* review, or interference proceedings or other similar proceedings challenging our owned or licensed patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our owned or in-licensed patent rights, allow third parties to commercialize our BBB platform technology, product candidates or other technologies and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we, or one of our licensors, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our or our licensor's priority of invention or other features of patentability with respect to our owned or in-licensed patents and patent applications. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our BBB platform technology, product candidates and other technologies. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. If we or our collaborators are unsuccessful in any such proceeding or other priority or inventorship dispute, we may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority or inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture, and commercialization of one or more of the product candidates we may develop. The loss of exclusivity or the narrowing of our owned and licensed patent claims could limit our ability to stop others from using or commercializing similar or identical technology and products.

In addition, given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Some of our owned and in-licensed patents and patent applications are, and may in the future be, co-owned with third parties. For example, we currently, and may in the future, co-own certain patents and patent applications relating to our BBB platform technology with F-star. In addition, certain of our licensors co-own the patents and patent applications we in-license with other third parties with whom we do not have a direct relationship. Our exclusive rights to certain of these patents and patent applications are dependent, in part, on inter-institutional or other operating agreements between the joint owners of such patents and patent applications, who are not parties to our license agreements. If our licensors do not have exclusive control of the grant of licenses under any such third-party co-owners' interest in such patents or patent applications or we are otherwise unable to secure such exclusive rights, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and growth prospects.

Our rights to develop and commercialize our BBB platform technology and product candidates are subject, in part, to the terms and conditions of licenses granted to us by others or licenses granted by us to others.

We are heavily reliant upon licenses to certain patent rights and proprietary technology from third parties that are important or necessary to the development of our BBB platform technology and product candidates. For example, in June 2016, we entered into a license agreement with Genentech pursuant to which we received an exclusive license to certain of Genentech's intellectual property relating to our LRRK2 program, including our BIIB122/DNL151 product candidate.

Our agreements with F-star and other license agreements may not provide exclusive rights to use certain licensed intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future. For example, F-star retains the right to use itself, and to license to others, its modular antibody technology for any purpose other than the targets which we have agreed with F-star would or may be exclusively available to us. As a result, we may not be able to prevent competitors or other third parties from developing and commercializing competitive products that also utilizes technology that we have in-licensed.

In addition, subject to the terms of any such license agreements, we do not have the right to control the preparation, filing, prosecution and maintenance, and we may not have the right to control the enforcement, and defense of patents and patent applications covering the technology that we license from third parties. For example, under our agreements with F-star and Genentech, the licensors control prosecution and, in the case of F-star and in specified circumstances, enforcement of certain of the patents and patent applications licensed to us. Also, under our agreements with Takeda, Sanofi and Biogen, they control prosecution, and in specified circumstances, enforcement of certain of the patents and patent applications licensed to them. We cannot be certain that our in-licensed or out-licensed patents and patent applications that are controlled by our licensors or licensees will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors or licensees fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, our right to develop and commercialize our BBB platform technology and any of our product candidates that are subject of such licensed rights could be adversely affected, and we may not be able to prevent competitors from making, using and selling competing products. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed to and from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensees, our licensors and their counsel that took place prior to the date upon which we assumed control over patent prosecution.

Furthermore, our owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. For example, our license to certain intellectual property owned by Genentech is subject to certain research rights Genentech granted to third parties prior to our license agreement. In addition, certain of our in-licensed intellectual property relating to RIPK1 was funded in part by the U.S. government. As a result, the U.S. government may have certain rights to such intellectual property. When new technologies are developed with U.S. government funding, the U.S. government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the U.S. government to use the invention or to have others use the invention on its behalf. The U.S. government's rights may also permit it to disclose the funded inventions and technology to third parties and to exercise march-in rights to use or allow third parties to use the technology we have licensed that was developed using U.S. government funding. The U.S. government may exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States in certain circumstances and if this requirement is not waived. Any exercise by the U.S. government of such rights or by any third party of its reserved rights could have a material adverse effect on our competitive position, business, financial condition, results of operations and growth prospects.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We have entered into license agreements with third parties and may need to obtain additional licenses from others to advance our research or allow commercialization of product candidates we may develop or our BBB platform technology. It is possible that we may be unable to obtain additional licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates or continue to utilize our existing BBB platform technology, which could harm our business, financial condition, results of operations and growth prospects significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, including our BBB platform technology, manufacturing methods, product candidates, or future methods or products resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

In addition, each of our license agreements, and we expect our future agreements, will impose various development, diligence, commercialization, and other obligations on us. Certain of our license agreements also require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. In spite of our efforts, our licensors might conclude that we have materially breached our obligations under such license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to ours and we may be required to cease our development and commercialization of certain of our product candidates or of our current BBB platform technology. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and growth prospects.

Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

- the scope of rights granted under the license agreement and other interpretation-related issues;

- the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

- the sublicensing of patent and other rights under our collaborative development relationships;

- our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

- the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

- the priority of invention of patented technology.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations and growth prospects.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting, and defending patents on our BBB platform technology, product candidates and other technologies in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Further, our ability to pursue patents throughout the world may be delayed or affected due to the COVID-19 global pandemic. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. European applications will soon have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court ("UPC"). This will be a significant change in European patent practice. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Geopolitical actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our issued patents or those of any current or future licensors. For example, the United States and foreign government actions related to Russia's invasion of Ukraine may limit or prevent filing, prosecution, and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications, resulting in partial or complete loss of patent rights in Russia. If such an event were to occur, it could have a material adverse effect on our business. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees that have citizenship or nationality in, are registered in, or predominately have primary place of business or profit-making activities in the United States and other countries that Russia has deemed unfriendly without consent or compensation. Consequently, we may be unable to prevent third parties from practicing our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and growth prospects may be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned or licensed patents and applications. In certain circumstances, we rely on our licensing partners to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application process. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Geopolitical actions in the United States and in foreign countries could prevent us from continuing to make these periodic payments in certain locations. For example, the United States and foreign government actions related to Russia's invasion of Ukraine may limit our ability to make or prevent us from making these payments in Russia. These actions could result in abandonment or lapse of our patents or patent applications, resulting in partial or complete loss of patent rights in Russia, which could adversely effect our business.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act (the "America Invents Act"), enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our BBB platform technology, product candidates or other technologies or (ii) invent any of the inventions claimed in our or our licensor's patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, *inter partes* review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

Issued patents covering our BBB platform technology, product candidates and other technologies could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

If we or one of our licensors initiated legal proceedings against a third party to enforce a patent covering our BBB platform technology, product candidates or other technologies, the defendant could counterclaim that such patent is invalid or unenforceable or raise a defense to infringement. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of subject matter eligibility for patenting, novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Grounds for defenses to infringement include statutory exemptions to patent infringement for uses related to submitting information to regulatory authorities to seek certain regulatory approvals. Third parties may raise claims challenging the validity or enforceability of our owned or in-licensed patents before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, *inter partes* review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our BBB platform technology, product candidates or other technologies. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, a judge or jury could find that our patent claims laws of nature or are otherwise ineligible for patenting, and we cannot be certain that there is no invalidating prior art, of which we or our licensing partners and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our BBB platform technology, product candidates or other technologies. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations and growth prospects.

If we do not obtain patent term extension and data exclusivity for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our owned or in-licensed U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permit a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar extensions as compensation for patent term lost during regulatory review processes are also available in certain foreign countries and territories, such as in Europe under a Supplementary Patent Certificate. However, we may not be granted an extension in the United States and/or foreign countries and territories because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is shorter than what we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and growth prospects could be materially harmed.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our BBB platform technology, product candidates or other technologies. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors' ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our BBB platform technology, product candidates and other technologies. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for our BBB platform technology, product candidates and other technologies, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information and to maintain our competitive position. Trade secrets and know-how can be difficult to protect. We expect our trade secrets and know-how to over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel from academic to industry scientific positions.

We seek to protect these trade secrets and other proprietary technology, in part, by entering into nondisclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors, and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants as well as train our employees not to bring or use proprietary information or technology from former employers to us or in their work, and remind former employees when they leave their employment of their confidentiality obligations. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite our efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

We may not be successful in obtaining, through acquisitions, in-licenses or otherwise, necessary rights to our BBB platform technology, product candidates or other technologies.

We currently have rights to intellectual property, through licenses from third parties, to identify and develop our BBB platform technology and product candidates. Many pharmaceutical companies, biotechnology companies, and academic institutions are competing with us in the field of neurodegeneration and BBB technology and may have patents and have filed and are likely filing patent applications potentially relevant to our business. In order to avoid infringing these third-party patents, we may find it necessary or prudent to obtain licenses to such patents from such third-party intellectual property holders. We may also require licenses from third parties for certain BBB technologies that we are evaluating for use with our current or future product candidates. In addition, with respect to any patents we co-own with third parties, we may require licenses to such co-owners' interest to such patents. However, we may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes, or other intellectual property rights from third parties that we identify as necessary for our current or future product candidates and our BBB platform technology. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants, and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our licensors, competitors and potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Third-party claims of intellectual property infringement, misappropriation or other violation against us, our licensors or our collaborators may prevent or delay the development and commercialization of our BBB platform technology, product candidates and other technologies.

The field of discovering treatments for neurodegenerative diseases, especially using BBB technology, is highly competitive and dynamic. Due to the focused research and development that is taking place by several companies, including us and our competitors, in this field, the intellectual property landscape is in flux, and it may remain uncertain in the future. As such, there may be significant intellectual property litigation and proceedings relating to our owned and in-licensed, and other third-party intellectual property and proprietary rights in the future.

Our commercial success depends in part on our, our licensors' and our collaborators' ability to avoid infringing, misappropriating and otherwise violating the patents and other intellectual property rights of third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. As discussed above, recently, due to changes in U.S. law referred to as patent reform, new procedures including *inter partes* review and post-grant review have been implemented. As stated above, this reform adds uncertainty to the possibility of challenge to our patents in the future.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist relating to BBB technology and in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our BBB platform technology, product candidates and other technologies may give rise to claims of infringement of the patent rights of others. We cannot assure you that our BBB platform technology, product candidates and other technologies that we have developed, are developing or may develop in the future will not infringe existing or future patents owned by third parties. We may not be aware of patents that have already been issued and that a third party, for example, a competitor in the fields in which we are developing our BBB platform technology, product candidates, and other technologies might assert are infringed by our current or future BBB platform technology, product candidates or other technologies, including claims to compositions, formulations, methods of manufacture or methods of use or treatment that cover our BBB platform technology, product candidates or other technologies. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our BBB platform technology, product candidates or other technologies, could be found to be infringed by our BBB platform technology, product candidates or other technologies. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our BBB platform technology, product candidates or other technologies may infringe.

Third parties may have patents or obtain patents in the future and claim that the manufacture, use or sale of our BBB platform technology, product candidates or other technologies infringes upon these patents. In the event that any third-party claims that we infringe their patents or that we are otherwise employing their proprietary technology without authorization and initiates litigation against us, even if we believe such claims are without merit, a court of competent jurisdiction could hold that such patents are valid, enforceable and infringed by our BBB platform technology, product candidates or other technologies. In this case, the holders of such patents may be able to block our ability to commercialize the applicable product candidate or technology unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize our BBB platform technology, product candidates or other technologies, or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

Defense of infringement claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may be enjoined from further developing or commercializing our infringing BBB platform technology, product candidates or other technologies. In addition, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, obtain one or more licenses from third parties, pay royalties and/or redesign our infringing product candidates or technologies, which may be impossible or require substantial time and monetary expenditure. In that event, we would be unable to further develop and commercialize our BBB platform technology, product candidates or other technologies, which could harm our business significantly.

Engaging in litigation to defend against third parties alleging that we have infringed, misappropriated or otherwise violated their patents or other intellectual property rights is very expensive, particularly for a company of our size, and time-consuming. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings against us could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition or results of operations or growth prospects.

We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our patents or the patents of our licensing partners, or we may be required to defend against claims of infringement. In addition, our patents or the patents of our licensing partners also may become involved in inventorship, priority or validity disputes. To counter or defend against such claims can be expensive and time consuming. In an infringement proceeding, a court may decide that a patent in which we have an interest is invalid or unenforceable, the other party's use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1), or may refuse to stop the other party from using the technology at issue on the grounds that our owned and in-licensed patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our owned or in-licensed patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and growth prospects.

Risks Related to Our Operations

We are highly dependent on our key personnel, and if we are not successful in attracting, motivating and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract, motivate and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, particularly our Chief Executive Officer, Dr. Ryan Watts, and our scientific and medical personnel. The loss of the services provided by any of our executive officers, other key employees, and other scientific and medical advisors, and our inability to find suitable replacements, could result in delays in the development of our product candidates and harm our business.

We primarily conduct our operations at our facility in South San Francisco, a region that is headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel is intense and the turnover rate can be high, which may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. We expect that we may need to recruit talent from outside of our region, and doing so may be costly and difficult. In response to increased competition in the labor market and rising inflation, we may need to adjust employee cash compensation or employee equity compensation.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided restricted stock and stock option grants that vest over time. The value to employees of these equity grants that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain "key man" insurance policies on the lives of all of these individuals or the lives of any of our other employees. If we are unable to attract and incentivize quality personnel on acceptable terms, or at all, it may cause our business and operating results to suffer.

We will need to grow the size and capabilities of our organization, and we may experience difficulties in managing this growth.

As of December 31, 2022, we had approximately 427 employees, all of whom were full-time. As our development plans and strategies develop, we must add a significant number of additional managerial, operational, financial, and other personnel. Future growth will impose significant added responsibilities on members of management, including recruiting, integrating, and retaining additional employees; managing our internal development efforts; and expanding our controls, reporting systems, and procedures.

Our future financial performance and our ability to continue to develop and, if approved, commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth. Our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to manage these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services. There can be no assurance that the services of these independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed, or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, if at all.

If we are not able to effectively manage our growth, we may not be able to successfully implement the tasks necessary to further develop our product candidates and, accordingly, may not achieve our research, development, and commercialization goals.

We have engaged in and may in the future engage in acquisitions or strategic partnerships, which may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We have in the past engaged in acquisitions and strategic partnerships, and we may engage in various acquisitions and strategic partnerships in the future, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. For example, we have collaboration agreements with Takeda, Sanofi and Biogen, and issued stock in connection with entering into certain of those agreements in 2018 and 2020. Any acquisition or strategic partnership may entail numerous risks, including:

- increased operating expenses and cash requirements;

- the assumption of indebtedness or contingent liabilities;

- the issuance of our equity securities which would result in dilution to our stockholders;

- assimilation of operations, intellectual property, products and product candidates of an acquired company, including difficulties associated with integrating new personnel;

- the diversion of our management's attention from our existing product programs and initiatives in pursuing such an acquisition or strategic partnership;

- retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

- risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

- our inability to generate revenue from acquired intellectual property, technology and/or products sufficient to meet our objectives or offset the associated transaction and maintenance costs.

In addition, if we undertake such a transaction, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.

Our internal computer systems, or those used by our third-party research institution collaborators, CROs or other contractors or consultants, may fail or suffer other breakdowns, cyberattacks or information security breaches or incidents that could compromise the confidentiality, integrity, and availability of such systems and data, expose us to liability, and affect our reputation.

We are increasingly dependent upon information technology systems, infrastructure, and data to operate our business. We also rely on third-party vendors and their information technology systems. Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants may be vulnerable to damage, outages and interruptions resulting from computer viruses and other malicious code or unauthorized access, or breached, compromised or otherwise subject to security incidents due to operator error, malfeasance or other system disruptions. As the cyber-threat landscape evolves, attacks are growing in frequency, sophistication and intensity, and are becoming increasingly difficult to detect. Security threats can come from a variety of sources, ranging in sophistication from an individual hacker to a state-sponsored attack. Cyber threats may be generic, or they may be custom-crafted against our information systems or those of our CROs or other contractors or consultants.

Over the past few years, cyber-attacks have become more prevalent, intense, sophisticated and much harder to detect and defend against. Such attacks could include the use of key loggers or other harmful and virulent malware, including ransomware or other denials of service, and can be deployed through malicious websites, the use of social engineering and/or other means. We and our CROs or other third-party contractors and consultants may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources. Although to our knowledge we have not experienced any such material system failure or security breach or incident to date, if a breakdown, cyberattack or other information security breach or incident were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to loss or misappropriation of trade secrets or loss of, or unauthorized modification, unavailability, disclosure or other unauthorized processing of other proprietary information or other similar disruption and we could incur liability and reputational damage. For example, any corruption, loss or other unavailability of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on our third-party research institution collaborators for research and development of our product candidates and other third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business.

Cyber-attacks, breaches, interruptions or other data security incidents could result in legal claims or proceedings by private parties or governmental authorities, liability under federal or state laws that protect the privacy of personal information, regulatory penalties, significant remediation costs, disrupt key business operations and divert attention of management and key information technology resources. In the United States, notice of breaches must be made to affected individuals, the U.S. Secretary of the Department of Health and Human Services ("HHS"), and for extensive breaches, notice may need to be made to the media or U.S. state attorneys general. Such a notice could harm our reputation and our ability to compete. In addition, U.S. state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. There can be no assurance that we, our collaborators, CROs, contractors, consultants, and any other business counterparties will be successful in efforts to detect, prevent, protect against or fully recover systems or data from all break-downs, service interruptions, attacks or security breaches or incidents. Although we maintain standalone cybersecurity insurance, the costs related to significant security breaches, incidents or disruptions could be material and exceed the limits of any insurance coverage we have, and may result in increases in our insurance costs. Relevant insurance may in the future become unavailable to us on commercially reasonable terms or at all. Any disruption or security breach or incident that results in or is perceived to have resulted in a loss of, or damage to, our data or systems, or inappropriate disclosure, use, acquisition, transfer, modification, unavailability or other processing of confidential or proprietary information, including data related to our personnel, could result in the loss, unauthorized modification, use, unavailability, disclosure or other unauthorized processing of critical or sensitive date, and could cause us to incur liability. Further, in any such event, the development and commercialization of our product candidates could be delayed and our business and operations could be adversely affected. Any of the foregoing could result in financial, legal, business or reputational harm to us.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our third-party research institution collaborators, CROs, CDMOs, suppliers, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, health epidemics such as COVID-19, and other natural or man-made disasters or business interruptions, for which we are partly uninsured. In addition, we rely on our third-party research institution collaborators for conducting research and development of our product candidates, and they may be affected by government shutdowns or withdrawn funding. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

The majority of our operations including our corporate headquarters are located in a single facility in South San Francisco, California. Damage or extended periods of interruption to our corporate, development or research facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease or delay development of some or all of our product candidates. Although we maintain property damage and business interruption insurance coverage on these facilities, our insurance might not cover all losses under such circumstances and our business may be seriously harmed by such delays and interruption.

Our business is subject to economic, political, regulatory and other risks associated with international operations.

Our business is subject to risks associated with conducting business internationally. Some of our suppliers and collaborative relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

- economic weakness, including inflation, rising interest rates or political instability in certain non-U.S. economies and markets;

- differing and changing regulatory requirements in non-U.S. countries;

- challenges enforcing our contractual and intellectual property rights, especially in those non-U.S. countries that do not offer the same level of intellectual property protection as the United States;

- difficulties in compliance with non-U.S. laws and regulations;

- changes in non-U.S. regulations and customs, tariffs and trade barriers;

- changes in non-U.S. currency exchange rates and currency controls;

- changes in a specific country's or region's political or economic environment;

- trade protection measures, import or export licensing requirements or other restrictive government actions;

- negative consequences from changes in tax laws;

- compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

- workforce uncertainty in countries where labor unrest is more common than in the United States;

- difficulties associated with staffing and managing international operations, including differing labor relations;

- potential liability under the FCPA, UK Bribery Act or comparable foreign laws;

- business interruptions resulting from geopolitical actions, including war, such as Russia's invasion of Ukraine, and terrorism, natural disasters including earthquakes, typhoons, floods and fires, or health epidemics such as COVID-19; and

- cyberattacks, which are growing in frequency, sophistication and intensity, and are becoming increasingly difficult to detect.

These and other risks associated with our planned international operations may materially adversely affect our ability to attain profitable operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2022, we had federal net operating loss carryforwards of approximately $231.9 million, federal research and development tax credit carryforwards of approximately $42.6 million, and orphan tax credit carryforwards of approximately $19.7 million, some of which will begin to expire in 2035. Under Sections 382 and 383 of the United States Internal Revenue Code of 1986, as amended, (the "Code"), if a corporation undergoes an "ownership change" (generally defined as a greater than 50-percentage-point cumulative change (by value) in the equity ownership of certain stockholders over a rolling three-year period), the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change taxable income or taxes may be limited. We have experienced ownership changes in the past, and we may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership, including in connection with our October 2022 offering, some of which are outside our control. As a result, our ability to use our pre-change net operating loss carryforwards and other pre-change tax attributes to offset post-change taxable income or taxes may be subject to limitation.

We may be subject to adverse legislative or regulatory tax changes that could negatively impact our financial condition.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by legislators and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) have occurred and are likely to continue to occur in the future, which could adversely affect our shareholders. For example, in August 2022, the United States enacted the Inflation Reduction Act, which implemented a 15% minimum tax on book income for certain companies and introduced a 1% excise tax on stock buybacks. In addition, the current tax administration has proposed changes to the orphan drug tax credit. Changes in tax laws, regulation, or enforcement could adversely affect our stockholders or require us to implement changes to minimize increases in our tax liability.

Risks Related to Ownership of Our Common Stock

The market price of our common stock has been and may continue to be volatile, which could result in substantial losses for investors.

The trading price of our common stock has been and may continue to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this report, these factors include:

- the success of existing or new competitive products or technologies;

- the timing and results of clinical trials for our current product candidates and any future product candidates that we may develop;

- commencement or termination of collaborations for our product development and research programs;

- failure to achieve development, regulatory or commercialization milestones under our collaborations;

- failure or discontinuation of any of our product development and research programs;

- failure to develop our BBB platform technology;

- results of preclinical studies, clinical trials, or regulatory approvals of product candidates of our competitors, or announcements about new research programs or product candidates of our competitors;

- regulatory or legal developments in the United States and other countries;

- developments or disputes concerning patent applications, issued patents, or other proprietary rights;

- the recruitment or departure of key personnel;

- the level of expenses related to any of our research programs, clinical development programs, or product candidates that we may develop;

- the results of our efforts to develop additional product candidates or products;

- actual or anticipated changes in estimates as to financial results, development timelines, or recommendations by securities analysts;

- announcement or expectation of additional financing efforts;

- sales of our common stock by us, our insiders, or other stockholders;

- variations in our financial results or those of companies that are perceived to be similar to us;

- changes in the structure of healthcare payment systems or in accounting standards;

- ineffectiveness of our internal controls;

- significant lawsuits, including patent or stockholder litigation;

- market conditions in the pharmaceutical and biotechnology sectors; and

- general economic, industry, and market conditions, including those caused by the COVID-19 pandemic.

In recent years, the stock market in general, and the market for pharmaceutical and biotechnology companies in particular, has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. In the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, the defense and disposition of any such lawsuits could be costly and divert the time and attention of our management and harm our operating results, regardless of the merits of such a claim.

If securities analysts publish negative evaluations of our stock, or if they do not publish research or reports about our business, the price of our stock and trading volume could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts covering our business downgrade their evaluations of our stock, or if we fail to meet the expectations of analysts, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price or trading volume to decline.

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could cause the market price of our common stock to decline significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

Sales of our common stock by current stockholders may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate, and make it more difficult for you to sell shares of our common stock. Certain holders of shares of our common stock have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Any sales of securities by these stockholders or the perception that sales will be made in the public market, could have a material adverse effect on the market price for our common stock.

We have registered on Form S-8 all shares of common stock that are issuable under our 2017 Equity Incentive Plan and 2017 Employee Stock Purchase Plan. As a consequence, these shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. For example, in August 2020, we entered into the Provisional Biogen Collaboration Agreement, and in connection therewith issued and sold 13,310,243 shares of our common stock to Biogen in September 2020 for an aggregate purchase price of $465.0 million. We, and indirectly, our stockholders, will bear the cost of issuing and servicing all such securities. Additionally, collaborations we enter into with third parties may provide capital in the near term but limit our potential cash flow and revenue in the future. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

In January 2020, we sold 9.0 million shares of common stock in an underwritten follow-on offering pursuant to a shelf registration statement filed in March 2019, and in February 2022, we filed a second shelf registration statement and simultaneously entered into an equity distribution agreement with Goldman Sachs & Co. LLC, SVB Securities LLC, and Cantor Fitzgerald & Co., as sales agents, to establish an at-the-market facility pursuant to which we may offer and sell from time to time up to $400.0 million shares of our common stock. In October 2022, we sold 11.9 million shares of common stock in an underwritten public offering pursuant to this second shelf registration statement.

Our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, and therefore we cannot predict or estimate the amount, timing, or nature of any future offerings. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, any sales of our common stock or other securities under our shelf registration statement could put downward pressure on our stock price. Additionally, collaborations we enter into with third parties may provide capital in the near term but limit our potential cash flow and revenue in the future. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.

Our directors, executive officers, holders of more than 5% of our outstanding stock and their respective affiliates beneficially own a significant percentage of our outstanding common stock. As a result, these stockholders, if they act together, may significantly influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company that our other stockholders may believe is in their best interests. This in turn could have a material adverse effect on our stock price and may prevent attempts by our stockholders to replace or remove the board of directors or management.

If we are unable to maintain effective internal controls, our business, financial position and results of operations and growth prospects could be adversely affected.

As a public company, we are subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended, ("Exchange Act"), including the requirements of Section 404 of the Sarbanes-Oxley Act, which require annual management assessments of the effectiveness of our internal control over financial reporting.

The rules governing the standards that must be met for management and our auditors to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management or auditors may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. These reporting and other obligations place significant demands on our management and administrative and operational resources, including accounting resources.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Any failure to maintain effective internal controls could have an adverse effect on our business, financial position, results of operations and growth prospects.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We do not expect to pay any dividends for the foreseeable future. Investors may never obtain a return on their investment.

We have never paid cash dividends on our common stock and do not anticipate that we will pay any dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to maintain and expand our existing operations. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates, which may never occur.

Delaware law and provisions in our charter documents might discourage, delay, or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay, or prevent a merger, acquisition, or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our charter documents:

- establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms;

- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

- provide that our directors may only be removed for cause;

- eliminate cumulative voting in the election of directors;

- authorize our board of directors to issues shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;

- provide our board of directors with the exclusive right to elect a director to fill a vacancy or newly created directorship;

- permit stockholders to only take actions at a duly called annual or special meeting and not by written consent;

- prohibit stockholders from calling a special meeting of stockholders;

- require that stockholders give advance notice to nominate directors or submit proposals for consideration at stockholder meetings;

- authorize our board of directors, by a majority vote, to amend the bylaws; and

- require the affirmative vote of at least 66 2/3% or more of the outstanding shares of common stock to amend many of the provisions described above.

In addition, Section 203 of the General Corporation Law of the State of Delaware, (the "DGCL"), prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15.0% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws, or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for:

- any derivative action or proceeding brought on our behalf;

- any action asserting a claim of breach of fiduciary duty;

- any action asserting a claim against us arising under the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws; and

- any action asserting a claim against us that is governed by the internal-affairs doctrine.

Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action or we do not enforce such provision, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

Below is a summary of our key leased properties as of December 31, 2022:

California

Our corporate headquarters are located in South San Francisco, California, comprising 148,020 square feet of office, research and development, engineering and laboratory space pursuant to a lease agreement which commenced on April 12, 2019 and expires on April 30, 2029, with an option to extend for a period of ten years. This facility houses the majority of our personnel.

Utah

The build-out of approximately 78,000 rentable square feet of office, lab and clinical manufacturing premises in Salt Lake City, Utah ("SLC Facility") is in process. The lease ("SLC Lease") will commence when the space is available for use, which is anticipated to be during 2023, and is expected to terminate in 2032. We have the option to extend the lease for a further eight years at the end of the lease period.

Switzerland

Our European headquarters encompasses office space in a shared facility located in Zürich, Switzerland. The current lease agreement is through at least April 2023, with the option to renew. The lease terms provide flexibility to increase our space allocation on short term notice.

We believe that our existing premises are adequate for our current needs.

ITEM 3.   LEGAL PROCEEDINGS

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock has been listed on The Nasdaq Global Select Market under the symbol "DNLI" since December 8, 2017. Prior to that date, there was no public trading market for our common stock.

Holders of Common Stock

As of February 22, 2023, there were approximately 150 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust or by other entities.

Dividend Policy

We have never declared or paid any cash dividends on our common stock or any other securities. We anticipate that we will retain all available funds and any future earnings, if any, for use in the operation of our business and do not anticipate paying cash dividends in the foreseeable future. In addition, future debt instruments may materially restrict our ability to pay dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of the board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of current or then-existing debt instruments and other factors the board of directors deems relevant.

Performance Graph

This graph is not "soliciting material" or deemed "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that Section, and shall not be deemed incorporated by reference into any filing of Denali Therapeutics Inc. under the Securities Act of 1933, as amended (the "Securities Act"), whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The following graph compares the cumulative total stockholder return on our common stock relative to the cumulative total returns of the Nasdaq Composite Index and the Nasdaq Biotechnology Index. An investment of $100 is assumed to have been made in our common stock and each index on December 8, 2017 (the first day of trading of our common stock) and its relative performance is tracked through December 31, 2022. Pursuant to applicable Securities and Exchange Commission rules, all values assume reinvestment of the full amount of all dividends, however no dividends have been declared on our common stock to date. The stockholder returns shown on the graph below are based on historical results and are not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.

COMPARISON OF CUMULATIVE TOTAL RETURN
among Denali Therapeutics Inc., the NASDAQ Composite Index and the NASDAQ Biotech Index



Recent Sales of Unregistered Securities

There were no sales of unregistered securities during the period covered by this Annual Report on Form 10-K, other than those previously reported in a Quarterly Report on Form 10-Q or in a Current Report on Form 8-K.

Use of Proceeds from Registered Securities

In October 2022, we sold $11.9 million shares of common stock (inclusive of shares sold pursuant to an overallotment option granted to the underwriters in connection with the offering) through an underwritten public offering at a price of $26.50 per share for aggregate net proceeds of approximately $296.2 million.

There have been no material changes in the planned use of the net proceeds from the follow-on public offering as described in the Registration Statement. We have invested or plan to invest the funds received in short-term, interest-bearing investment-grade securities and government securities.

Issuer Purchases of Equity Securities

Not applicable.

ITEM 6.   **[RESERVED]**

ITEM 7.   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes to those statements included elsewhere in this report. This discussion and analysis and other parts of this report contain forward-looking statements based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, uncertainties and assumptions, such as statements regarding our intentions, plans, objectives, expectations, forecasts and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section titled "Risk Factors" and elsewhere in this report.

Overview

Our goal is to discover, develop and deliver therapeutics to defeat degeneration.

Our discovery and development strategy is guided by three overarching principles that we believe will significantly increase the probability of success and accelerate the timing to bring effective therapeutics to patients with neurodegenerative diseases:

- **Degenogene Pathways** – each of our programs addresses a molecular target or biological pathway that is genetically validated to cause or increase the risk for neurodegenerative diseases.

- **BBB Platform Technology** – we engineer our product candidates to cross the BBB and act directly in the brain by following a rigorous approach in designing small molecules and by using our proprietary TV platform technology to effectively deliver large therapeutic molecules, such as enzymes, proteins, antibodies, and oligonucleotides, across the BBB after intravenous administration.

- **Biomarker-Driven Development** – we discover, develop and use biomarkers to inform dose selection, assess clinical activity, and to identify patients most likely to respond to our therapies.

Our clinical-stage programs are:

- our ETV:IDS program, our lead brain-penetrant ERT, enabled by our ETV, which is designed to restore IDS, and reduce GAGs, both peripherally and in the brain, in patients with MPS II, or Hunter syndrome;

- our recombinant PGRN biotherapeutic enabled by our PTV, being developed in collaboration with Takeda, to address certain types of FTD, especially FTD-GRN caused by PGRN deficiency;

- our novel, selective, high affinity TREM2 antibody, enabled by our ATV, being developed in collaboration with Takeda for the potential treatment of Alzheimer's disease;

- our LRRK2 inhibitor program, being developed in collaboration with Biogen, to address Parkinson's disease;

- our eIF2B activator program to address diseases such as ALS and FTD;

- our CNS-penetrant RIPK1 inhibitor program, partnered with Sanofi, to address neurological diseases such as ALS, MS and Alzheimer's disease; and

- a second non-CNS penetrant RIPK1 inhibitor, partnered with Sanofi, to address peripheral inflammatory diseases such as CLE and UC.

The following table summarizes key information about our clinical stage programs:

Program	Product Candidate	Clinical Study(ies)	Indication	Operational Control
ETV:IDS	DNL310	Ph 1/2	Hunter syndrome (MPS II)	Denali
		Ph 2/3		
PTV:PGRN	TAK-594/DNL593	Ph 1/2	FTD-GRN	Joint with Takeda
ATV:TREM2	TAK-920/DNL919	Ph 1	Alzheimer's disease	Joint with Takeda
LRRK2	BIIB122/DNL151	Ph 2b	Parkinson's disease	Joint with Biogen
		Ph 3		
eIF2B	DNL343	Ph 1b	ALS	Denali
		Ph 2/3 (planned)	ALS	Joint with Healey Center
RIPK1 (CNS-penetrant)	SAR443820/DNL788	Ph 2	ALS	Sanofi
		Ph 2	MS	Sanofi
RIPK1 (Peripheral)	SAR443122/DNL758	Ph 2	CLE	Sanofi
		Ph 2	UC	Sanofi

Since we commenced operations, we have devoted substantially all of our resources to discovering, acquiring and developing product candidates, building our BBB platform technology and assembling our core capabilities in understanding key neurodegenerative disease pathways.

Key operational and financing milestones for the year ended December 31, 2022 and in 2023 to date include:

- **ETV:IDS**

  ◦ In February 2022, we presented interim data from the Phase 1/2 clinical trial of DNL310 at the WORLDSymposium™ on lysosomal diseases. Longer-term data in 20 patients with MPS II continued to show sustained normalization of CSF heparan sulfate, consistent with durable CNS activity, with up to one year of intravenous dosing with DNL310. DNL310 remained generally well tolerated with a safety profile consistent with standard-of-care enzyme replacement therapy;

  ◦ In August 2022, we announced that new longer-term interim data from the ongoing Phase 1/2 study for DNL310 (ETV:IDS) continues to show sustained normalization to healthy levels of CSF heparan sulfate and improvements in markers of lysosomal function consistent with durable CNS activity, and the safety profile with up to 85 weeks of dosing remains comparable with standard of care therapy. In addition, 49-week open label data on global impression of change continues to suggest stabilization and/or improvement in MPS II symptoms. The Phase 2/3 COMPASS study continues to enroll up to 54 participants with Hunter syndrome with and without neuronopathic disease; upon completion of the ongoing Phase 1/2 study, and together with data from the global COMPASS study, this combined data package will potentially support registration; and

  ◦ In February 2023, at the WORLD*Symposium*™, we reported additional interim data from the open-label, single-arm Phase 1/2 study of DNL310. Over 49 weeks of DNL310 treatment in the Phase 1/2 study, positive changes across measures of exploratory clinical outcomes including VABS-II (adaptive behavior) and BSID-III (cognitive capabilities) scores and global impression scales were observed. The data also suggested that DNL310 improved hearing, as assessed by auditory brainstem response testing. Additional biomarker data out to 49 weeks continued to demonstrate that DNL310 enabled rapid and sustained normalization of CSF heparan sulfate to normal healthy levels and improvement in lysosomal function biomarkers. The DNL310 safety profile, with up to two years of treatment, remained consistent with standard of care.

- **PTV:PGRN**

    - In January 2022, the CTA for TAK-594/DNL593 (PTV:PGRN) was approved by the MHRA, triggering a $12.0 million milestone payment from Takeda which was received in February 2022;
    - In March 2022, we initiated a Phase 1/2 Clinical Trial of TAK-594/DNL593 for FTD-GRN; and
    - In November 2022, we announced that interim results from Part A of the Phase 1/2 study demonstrated that single doses of TAK-594/DNL593 resulted in substantial increases in CSF progranulin levels suggesting brain delivery of TAK-594/DNL593 was achieved and has the potential to address progranulin deficiency, which drives disease progression in people living with FTD-GRN. Single doses of TAK-594/DNL593 were also generally well tolerated, based on blinded safety analysis. These data support dosing in participants with FTD-GRN in Part B of the study. Final data from Part A of the Phase 1/2 study is expected in mid 2023.

- **ATV:TREM2**

    - In January 2022, we announced that the TAK-920/DNL919 IND application had been placed on clinical hold by the FDA. Denali plans to continue to engage with the FDA and regulatory authorities in Europe to define the path forward for the TAK-920/DNL919 clinical program;
    - In June 2022, the CTA for TAK-920/DNL919 (ATV:TREM2) was approved, triggering a $12.0 million milestone payment from Takeda which was received in July 2022; and
    - In August 2022, dosing commenced in the Phase 1 single ascending dose study of TAK-920/DNL919 in healthy volunteers in the Netherlands. Data from the Phase 1 single ascending dose study in healthy volunteers is expected by year-end 2023;

- **LRRK2**

    - In May 2022, our collaboration partner Biogen commenced dosing in the global Phase 2b LUMA study to evaluate the efficacy and safety of BIIB122/DNL151, as compared to placebo in approximately 640 participants with early-stage Parkinson's disease, which triggered a clinical milestone payment of $7.5 million owed to Genentech; and
    - In September 2022, our collaboration partner Biogen commenced dosing in the global Phase 3 LIGHTHOUSE study to evaluate the efficacy and safety profile of BIIB122/DNL151, as compared to placebo in approximately 400 participants with Parkinson's disease and a confirmed pathogenic mutation in the leucine-rich repeat kinase 2 (LRRK2) gene, which triggered a clinical milestone payment of $5.0 million owed to Genentech;

- **RIPK1**

    - In April 2022, our collaboration partner Sanofi commenced dosing in the HIMALAYA Phase 2 study of SAR443820/DNL788 expected to enroll approximately 260 participants with ALS, triggering a $40.0 million milestone payment, which was received in May 2022;
    - In November 2022, our collaboration partner Sanofi presented Phase 1 healthy volunteer data on SAR443820/DNL788 at the Annual Northeast Amyotrophic Lateral Sclerosis ("NEALS") Meeting demonstrating a safety profile that was well-tolerated after single ascending doses and 14 days of multiple ascending doses taken orally once or twice daily, with favorable pharmacokinetic properties and excellent CNS penetrance. These data further support the ongoing global Phase 2 HIMALAYA study in participants with ALS;
    - In December 2022, our collaboration partner Sanofi commenced dosing in the Phase 2 study of SAR443122/ DNL758 in patients with UC, triggering a $10.0 million milestone payment, which was received in December 2022; and

- ◦ In January 2023, our collaboration partner Sanofi commenced dosing in the Phase 2 study of SAR443820/ DNL788 in patients with MS, triggering a $25.0 million milestone payment, which was received in January 2023.

- **eIF2B**

  - ◦ In December 2022, we announced DNL343 interim phase 1b data in ALS and entry into the Phase 2/3 HEALEY ALS platform trial. Final data from the 28-day double-blind, placebo-controlled portion of the Phase 1b study is expected in mid-2023. and the initiation of the Phase 2/3 study in the HEALEY ALS Platform Trial is expected to occur in mid-2023.

- **Other**

  - ◦ In March 2022, we mutually agreed under the Takeda Collaboration Agreement to terminate activity on the ATV:Tau program over which Takeda had an option to develop and commercialize jointly with the Company;
  - ◦ In May 2022, Steve Krognes transitioned from his role as Chief Financial Officer to join the Company's Board of Directors, and Alexander Schuth, M.D., former Chief Operating Officer and Secretary of the Company, added the Chief Financial Officer role to his responsibilities, becoming Denali's Chief Operating and Financial Officer;
  - ◦ In October 2022, we sold 11.9 million shares of common stock (inclusive of shares sold pursuant to an overallotment option granted to the underwriters in connection with the offering) through an underwritten public offering at a price of $26.50 per share for aggregate net proceeds of approximately $296.2 million; and
  - ◦ In February 2023, we presented supportive preclinical data at the WORLD Symposium demonstrating that DNL126 reduced heparan sulfate in a dose-dependent manner in brain and CSF in an MPS IIIA model. We anticipate submitting an investigational new drug (IND) application in the first half of 2023, with Phase 1/2 recruitment activities to begin in the second half of 2023.

We do not have any products approved for sale and have not generated any product revenue since our inception. We have funded our operations primarily from the issuance and sale of convertible preferred stock, the sale of common stock in public offerings, and payments received from our collaboration agreements with Takeda, Sanofi and Biogen.

We have incurred significant operating losses to date and expect to continue to incur operating losses for the foreseeable future. Our ability to generate product revenue will depend on the successful development and eventual commercialization of one or more of our product candidates. We had net losses of $326.0 million and $290.6 million for the years ended December 31, 2022 and 2021, respectively. Due to revenue recognized from our collaboration arrangement with Biogen, we had net income of $71.1 million for the year ended December 31, 2020. As of December 31, 2022, we had an accumulated deficit of $971.0 million. We expect to continue to incur significant expenses and operating losses as we advance our current clinical stage programs through healthy volunteer and patient trials; broaden and improve our BBB platform technology; acquire, discover, validate and develop additional product candidates; obtain, maintain, protect and enforce our intellectual property portfolio; and hire additional personnel.

We currently rely on third-party contract manufacturers to manufacture and supply our preclinical and clinical materials to be used during the development of our product candidates. We currently do not need commercial manufacturing capacity.

License and Collaboration Agreements

Collaborations and partnering are central components of our strategy to build, develop and commercialize our portfolio of product candidates. We have numerous arrangements with biopharmaceutical companies, technology companies, academic institutions, foundations, and patient-focused data companies.

Biogen

In August 2020, we entered into the Provisional Biogen Collaboration Agreement with Biogen pursuant to which we granted Biogen a license to co-develop and co-commercialize our LRRK2 Program, an option in respect of two Option Programs, and a right of first negotiation with respect to the ROFN Programs should we decide to seek a collaboration with a third party for such programs. In connection with the Provisional Biogen Collaboration Agreement, we also entered into a common stock purchase agreement with BIMA, pursuant to which we sold 13,310,243 shares of our common stock to BIMA for an aggregate purchase price of $465.0 million. In October 2020, we entered into the LRRK2 Agreement and the ROFN and Option Agreement with Biogen, collectively the "Biogen Collaboration Agreement." Under the terms of the Biogen Collaboration Agreement, we received $560.0 million in upfront payments in October 2020. Further details regarding the terms of the agreements between us and Biogen are included in this Annual Report on Form 10-K in the section titled "Business - Licenses and Collaborations."

In relation to the Biogen Collaboration Agreement, we have recognized related party collaboration revenue of $3.1 million, $3.7 million, and $307.4 million in the years ended December 31, 2022, 2021 and 2020, respectively, related party research and development expense of $8.2 million for cost sharing payments to Biogen in the year ended December 31, 2022, and related party offsets to research and development expense as a result of cost sharing reimbursements from Biogen of $6.5 million and $9.3 million in the years ended December 31, 2021 and 2020, respectively. We have recorded cost sharing payments due to a related party of $4.4 million on the Consolidated Balance Sheet as of December 31, 2022. Through December 31, 2022, we have not received any milestone payments from Biogen and have not recorded any product sales under the Biogen Collaboration Agreement.

Sanofi

In October 2018, we entered into the Sanofi Collaboration Agreement with Sanofi pursuant to which certain small molecule CNS and peripheral RIPK1 inhibitors contributed by Sanofi and by us are being, or will be developed and commercialized. Further details regarding the terms of the agreement between us and Sanofi, and historic payments between the parties under the agreement, are included in this Annual Report on Form 10-K in the section titled "Business - Licenses and Collaborations."

We have recognized collaboration revenue of $53.4 million, $15.0 million and $1.1 million associated with the Sanofi Collaboration Agreement in the years ended December 31, 2022, 2021 and 2020, respectively, and recorded no receivable from Sanofi on the Consolidated Balance Sheets as of December 31, 2022 and 2021. Through December 31, 2022, we had received milestone payments of $75.0 million and we had not recorded any product sales under the Sanofi Collaboration Agreement. We earned and received a further $25.0 million milestone in January 2023 upon commencement of dosing in the Phase 2 study of SAR443820/ DNL788 in patients with MS.

Takeda

In January 2018, we entered into the Takeda Collaboration Agreement pursuant to which we granted Takeda an option to develop and commercialize, jointly with us, our ATV:TREM2, PTV:PGRN and ATV:BACE1/Tau programs, the latter of which was later replaced with our ATV:Tau program. Pursuant to the terms of the Takeda Collaboration Agreement, we also entered into the Purchase Agreement with Takeda in January 2018, pursuant to which we sold 4,214,559 shares of our common stock to Takeda for an aggregate purchase price of $110.0 million.

In November 2021 and December 2021, Takeda exercised its options for the PTV:PGRN and ATV:TREM2 programs, respectively, subsequent to which we have shared equally in the development costs for the programs. In March 2022, we mutually agreed under the Takeda Collaboration Agreement to terminate activity on the ATV:Tau program. Further details regarding the terms of the agreement between us and Takeda, and historic payments between the parties under the agreements, are included in this Annual Report on Form 10-K in the section titled "Business - Licenses and Collaborations."

We have recognized collaboration revenue of $51.9 million, $29.9 million and $27.2 million associated with the Takeda Collaboration Agreement in the years ended December 31, 2022, 2021 and 2020, respectively, and offsets to research and development expense for cost sharing reimbursements of $18.2 million and $13.7 million in the years ended December 31, 2022 and 2021, respectively. We recorded a receivable of $5.0 million and $13.7 million from Takeda as of December 31, 2022 and 2021, respectively. Through December 31, 2022, we have received $55.0 million in preclinical milestone payments and $10.0 million of option exercise fees from Takeda, and we have not recorded any product sales under the Takeda Collaboration Agreement.

F-star

In August 2016, we entered into the F-star Collaboration Agreement with the F-star entities. The goal of the collaboration was the development of Fcabs to enhance delivery of therapeutics across the BBB into the brain. In connection with the entry into the F-star Collaboration Agreement, we also purchased an option to acquire all of the outstanding shares of F-star Gamma pursuant to a pre-negotiated buy-out option agreement. In May 2018, we exercised such buy-out option and entered into the F-star Purchase Agreement with the shareholders of F-star Gamma and Shareholder Representative Services LLC, pursuant to which we acquired all of the outstanding shares of F-star Gamma. As a result of the Acquisition, F-star Gamma became our wholly-owned subsidiary and the entity's name was changed to Denali BBB Holding Limited. In addition, we became a direct licensee of certain intellectual property of F-star Ltd by way of our assumption of F-star Gamma's license agreement with F-star Ltd, dated August 24, 2016. Further details regarding the terms of the arrangements between us and the F-star entities, and historic payments between the parties under the agreements, are included in this Annual Report on Form 10-K in the section titled "Business - Licenses and Collaborations."

Through December 31, 2022 we have recognized consideration under the F-star Purchase Agreement of $19.8 million as research and development expenses, with no research and development expense recognized in the years ended December 31, 2022, 2021, or 2020. We recognized $0.1 million and $1.2 million of research and development expense related to the funding of F-star research costs for the years ended December 31, 2021 and 2020, respectively. No research and development expense related to the funding of F-star research costs were recognized for the year ended December 31, 2022.

Genentech

In June 2016, we entered into an exclusive license agreement with Genentech. The agreement gives us access to Genentech's LRRK2 inhibitor program. Our collaboration partner in the LRRK2 program, Biogen, is responsible for 50% of any payment obligation to Genentech under the Biogen Collaboration Agreement.

As consideration to date, we have paid Genentech $25.0 million in the aggregate, including an upfront fee, a technology transfer fee and three clinical milestone payments, with $18.8 million of this recorded as research and development expense as incurred, after cost sharing reimbursements from Biogen. Included within this amount, in the year ended December 31, 2022, we paid Genentech a $7.5 million clinical milestone payment triggered upon the commencement of dosing in the global Phase 2b LUMA study to evaluate the efficacy and safety of BIIB122/DNL151 by Biogen, and a further $5.0 million clinical milestone payment triggered upon the commencement of dosing in the global Phase 3 LIGHTHOUSE study to evaluate the efficacy and safety profile of BIIB122/DNL151 by Biogen. Of these milestones, we recognized $6.3 million as research and development expense as incurred after cost sharing reimbursements from Biogen in the year ended December 31, 2022. There were no expenses recognized under this agreement in the years ended December 31, 2021 or 2020.

Components of Operating Results

Collaboration Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales for the foreseeable future. All revenue recognized to date has been collaboration and license revenue from our collaboration agreements with Takeda, Sanofi and Biogen.

Future revenue may be recognized from the Takeda Collaboration Agreement, Sanofi Collaboration Agreement, and Biogen Collaboration Agreement, and may be generated from product sales or milestone payments, royalties and cost reimbursement from other collaboration agreements, strategic alliances and licensing arrangements. We expect that our revenue will fluctuate from quarter-to-quarter and year-to-year as a result of the timing and amount of license fees, option exercise fees, milestone payments, reimbursement of costs incurred and other payments and product sales, to the extent any are successfully commercialized. If we fail to complete the development of our product candidates in a timely manner or obtain regulatory approval for them, our ability to generate future revenue, and our results of operations and financial position, would be materially adversely affected.

Operating Expenses

Research and Development

Research and development activities account for a significant portion of our operating expenses. We record research and development expenses as incurred. Research and development expenses incurred by us for the discovery and development of our product candidates and BBB platform technology include:

- external research and development expenses, including:

  – expenses incurred under arrangements with third parties, such as contract research organizations ("CROs"), preclinical testing organizations, contract development and manufacturing organizations ("CDMOs"), academic and non-profit institutions and consultants;

  – expenses to acquire technologies to be used in research and development that have not reached technological feasibility and have no alternative future use;

  – fees related to our license and collaboration agreements;

- personnel related expenses, including salaries, benefits and stock-based compensation expense; and

- other expenses, which include direct and allocated expenses for laboratory, facilities and other costs.

A portion of our research and development expenses are direct external expenses, which we track on a program-specific basis once a program has commenced late-stage IND-enabling studies.

Program expenses include expenses associated with our most advanced product candidates and the discovery and development of backup or next-generation molecules. We also track external expenses associated with our TV platform. These expenses include external expenses incurred by us relating to our Takeda Collaboration Agreement, Sanofi Collaboration Agreement and Biogen Collaboration Agreement. All external costs associated with earlier stage programs, or that benefit the entire portfolio, are tracked as a group. We also incur personnel and other operating expenses for our research and development programs, which are presented in aggregate. These expenses primarily relate to salaries and benefits, stock-based compensation, facility expenses including rent and depreciation, and lab consumables.

Where we share costs with our collaboration partners, such as in our Biogen Collaboration Agreement and Takeda Collaboration Agreement, research and development expenses may include cost sharing reimbursements from, or payments to, our partner.

It is challenging to predict the nature, timing and estimated long-range costs of the efforts that will be necessary to complete the development of, and obtain regulatory approval for, any of our product candidates. This is made more challenging by events outside of our control, such as the ongoing COVID-19 pandemic and increased geopolitical uncertainty. We are also unable to predict when, if ever, material net cash inflows will commence from sales or licensing of our product candidates. This is due to the numerous risks and uncertainties associated with drug development, including the uncertainty of:

- our ability to add and retain key research and development personnel;

- our ability to establish an appropriate safety profile with IND-enabling toxicology studies;

- our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize, our product candidates;

- our successful enrollment in and completion of clinical trials;

- the costs associated with the development of any additional product candidates we identify in-house or acquire through collaborations;

- our ability to discover, develop and utilize biomarkers to demonstrate target engagement, pathway engagement and the impact on disease progression of our molecules;

- our ability to establish agreements with third-party manufacturers for clinical supply for our clinical trials and commercial manufacturing, if our product candidates are approved;

- the terms and timing of any collaboration, license or other arrangement, including the terms and timing of any milestone payments thereunder;

- our ability to obtain and maintain patent, trade secret and other intellectual property protection and regulatory exclusivity for our product candidates if and when approved;

- our receipt of marketing approvals from applicable regulatory authorities;

- our ability to commercialize products, if and when approved, whether alone or in collaboration with others; and

- the continued acceptable safety profiles of the product candidates following approval.

A change in any of these variables with respect to the development of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate. We expect our research and development expenses to increase at least over the next several years as we continue to implement our business strategy, advance our current programs, expand our research and development efforts, seek regulatory approvals for any product candidates that successfully complete clinical trials, access and develop additional product candidates and incur expenses associated with hiring additional personnel to support our research and development efforts. In addition, product candidates in later stages of clinical development generally incur higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials.

General and Administrative

General and administrative expenses include personnel related expenses, such as salaries, benefits, travel and stock-based compensation expense, expenses for outside professional services and allocated expenses. Outside professional services consist of legal, accounting and audit services and other consulting fees. Allocated expenses consist of rent, depreciation and other expenses related to our office and research and development facility not otherwise included in research and development expenses. We expect to increase our administrative headcount as we advance our product candidates through clinical development, which will increase our general and administrative expenses.

Interest and Other Income, Net

Interest and other income, net, consists primarily of interest income and investment income earned on our cash, cash equivalents, and marketable securities, and sublease income.

Results of Operations

Comparison of the years ended December 31, 2022 and 2021

The following table sets forth the significant components of our results of operations (in thousands):

	Year Ended December 31,		Change	
	2022	**2021**	**$**	**%**
Collaboration revenue:				
Collaboration revenue from customers	105,065	48,657	56,408	* %
Other collaboration revenue	3,398	4	3,394	*
Total collaboration revenue	108,463	48,661	59,802	*
Operating expenses:				
Research and development	358,732	265,353	93,379	35
General and administrative	90,475	79,059	11,416	14
Total operating expenses	449,207	344,412	104,795	30
Loss from operations	(340,744)	(295,751)	(44,993)	15
Interest and other income, net	14,774	4,595	10,179	*
Loss before income taxes	(325,970)	(291,156)	(34,814)	12
Income tax benefit (expense)	(21)	575	(596)	*
Net loss	$ (325,991)	$ (290,581)	$ (35,410)	12 %

---

*   Percentage is not meaningful.

Collaboration revenue. Collaboration revenue was $108.5 million for the year ended December 31, 2022 compared to $48.7 million for the year ended December 31, 2021. The increase of $59.8 million was primarily due to increases in revenue related to our collaborations with Takeda and Sanofi of $22.0 million and $38.4 million, respectively. Takeda revenue increased for the year ended December 31, 2022 primarily due to preclinical milestone payments of $24.0 million earned for CTA approvals of TAK-920/DNL919 and TAK-594/DNL593, as well as $27.9 million recognized for the performance obligation satisfaction associated with termination of the ATV:Tau program. Sanofi revenue increased for the year ended December 31, 2022 primarily due to a $40.0 million milestone payment earned in April 2022 upon dosing the first patient in a Phase 2 study of SAR443820/DNL788 in individuals with ALS, and a $10.0 million milestone earned in December 2022 upon first patient dosed in a Phase 2 study of SAR443122/DNL758 in individuals with UC, compared with a $15.0 million milestone payment recognized in the comparable period related to the initiation of a Phase 2 study of SAR443122/DNL758, as well as revenue earned for performance of Alzheimer's Disease services in 2022. This increase was partially offset by a decrease of $0.6 million in revenue recognized under our Biogen Collaboration Agreement.

Research and development expenses. Research and development expenses were $358.7 million for the year ended December 31, 2022 compared to $265.3 million for the year ended December 31, 2021.

The following table summarizes our research and development expenses by program and category (in thousands):

	Year Ended December 31,		Change	
	2022	2021	$	%
ETV:IDS program external expenses	$ 60,872	$ 31,061	29,811	96 %
PTV:PGRN program external expenses	18,464	13,531	4,933	36
ATV:TREM2 program external expenses	8,855	13,408	(4,553)	(34)
TV platform and other program external expenses	28,032	11,783	16,249	*
LRRK2 program external expenses	20,024	13,066	6,958	53
eIF2B program external expenses	14,843	15,872	(1,029)	(6)
Other external research and development expenses	33,971	30,594	3,377	11
Personnel related expenses[1]	144,017	120,382	23,635	20
Other unallocated research and development expenses	39,697	35,896	3,801	11
Net cost sharing payments (reimbursements)[2]	(10,043)	(20,240)	10,197	(50)
Total research and development expenses	$ 358,732	$ 265,353	$ 93,379	35 %

---

* Percentage is not meaningful.
[1] Personnel-related expenses include stock-based compensation expense of $60.2 million and $50.0 million for the years ended December 31, 2022 and 2021, respectively, reflecting an increase of $10.2 million.
[2] Net cost sharing reimbursements of $10.0 million includes reimbursements from Takeda for the PTV:PGRN program (included within PTV:PGRN program external program expenses and Personnel related expenses) of $11.3 million, and reimbursements from Takeda for the ATV:TREM2 program (included within ATV:TREM2 program external expenses and Personnel related expenses) of $6.9 million. Cost sharing reimbursements were partially offset by cost sharing payments of $8.2 million to Biogen. For the year ended December 31, 2021, cost sharing reimbursements from Biogen were $6.5 million for the LRRK2 program, and cost sharing reimbursements from Takeda were $7.7 million and $6.0 million relating to the PTV:PGRN and ATV:TREM2 programs, respectively.

The increase in research and development expenses of approximately $93.4 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily attributable to the following:

- An increase of $29.8 million in ETV:IDS program external expenses reflecting the progress of this program in clinical trials during 2022, including costs related to our ongoing Phase 1/2 study and our potentially registrational Phase 2/3 study;

- Increases of $16.2 million and $4.9 million in TV platform and other program external expenses, and PTV:PGRN program external expenses, respectively, reflecting our continued investment in developing our TV platform and associated programs, as well as the progress in our Phase 1/2 study in PTV:PGRN;

- An increase in external expenses related to the LRRK2 program of $7.0 million primarily due to $12.5 million in clinical milestone payments owed to Genentech in the year ended December 31, 2022 triggered upon commencement of dosing in the global Phase 2b LUMA study and the global Phase 3 LIGHTHOUSE study to evaluate the efficacy and safety of BIIB122/DNL151 by our collaboration partner Biogen, partially offset by decreases in costs due to the transition of clinical activities to Biogen;

- Increases of $3.8 million and $3.4 million in other unallocated research and development expenses, and other external research and development expenses, respectively, due to our continued investment in developing our robust pipeline;

- An increase of $23.6 million in personnel-related expenses, consisting of $13.4 million in employee compensation and $10.2 million in stock-based compensation expense pertaining to additional salaries, related expenses, and equity award grants driven by an increase in our research and development headcount; and

- A decrease of $10.2 million in cost sharing reimbursements from collaboration partners due to the transition of LRRK2 clinical activities to Biogen, resulting in cost sharing reimbursements flipping to payments in 2022.

These increases were partially offset by a decrease of $4.6 million in ATV:TREM2 program external expenses, primarily due to the timing of activities year over year.

General and administrative expenses. General and administrative expenses were $90.5 million for the year ended December 31, 2022 compared to $79.1 million for the year ended December 31, 2021. The increase of $11.4 million was primarily attributable to the following:

- An increase of $7.1 million of personnel-related expenses consisting of employee compensation and stock-based compensation expense associated with additional salary expenses and equity award grants driven by higher general and administrative headcount;

- An increase of $2.8 million of other costs, including general corporate services, IT services and subscriptions, taxes, and travel related expenses required to support our growing business;

- An increase of $0.8 million in consulting service expenses related to investment in IT system implementation and market research for our key programs; and

- An increase of $0.7 million in facilities related expenses, including outside services, utilities, and depreciation expense reflecting our growing infrastructure.

Comparison of the years ended December 31, 2021 and 2020

Refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" in our 2021 Annual Report on Form 10-K for a discussion of the results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020.

Liquidity and Capital Resources

Sources of Liquidity

As of December 31, 2022, we had cash, cash equivalents and marketable securities in the amount of $1.3 billion. We fund our operations primarily with the proceeds from public offerings of our common stock, and payments received from our collaboration agreements with Takeda, Sanofi and Biogen.

In our January 2020 follow-on offering, we sold 9.0 million shares of common stock (inclusive of shares sold pursuant to an overallotment option granted to the underwriters in connection with the offering) through an underwritten public offering at a price of $23.00 per share for aggregate net proceeds of approximately $193.9 million.

In February 2022, we established a registered "at-the-market" facility for the sale of up to $400.0 million of shares of common stock from time to time by entering into an equity distribution agreement with Goldman Sachs & Co. LLC, SVB Securities LLC and Cantor Fitzgerald & Co. as sales agents. We have not yet issued any shares under the facility.

In October 2022, we sold 11.9 million shares of common stock (inclusive of shares sold pursuant to an overallotment option granted to the underwriters in connection with the offering) through an underwritten public offering at a price of $26.50 per share for aggregate net proceeds of approximately $296.2 million.

Pursuant to our collaboration agreements with Takeda, Sanofi and Biogen, through December 31, 2022 we have received upfront, option and milestone payments of $105.0 million, $200.0 million, and $560.0 million, respectively, and have also received $26.9 million and $16.2 million of gross cost sharing reimbursements from Takeda and Biogen, respectively, and $13.7 million in reimbursement from Sanofi for the Phase 1b trial for DNL747 for ALS and associated activities.

Further, under associated stock purchase agreements with Takeda and Biogen, through December 31, 2022 we have received $110.0 million and $465.0 million, respectively, for the sale and issuance of shares of our common stock to collaboration partners.

Future Funding Requirements and Commitments

To date, we have not generated any product revenue. We do not expect to generate any product revenue unless and until we obtain regulatory approval of and commercialize any of our product candidates, and we do not know when, or if, either will occur.

We expect to continue to incur significant losses for the foreseeable future, and we expect the losses to increase as we expand our research and development activities and continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. Further, we expect general and administrative expenses to increase as we continue to incur additional costs associated with supporting our growing operations. We are subject to all of the risks typically related to the development of new product candidates, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We anticipate that we will need substantial additional funding in connection with our continuing operations.

Until we can generate a sufficient amount of revenue from the commercialization of our product candidates or from our existing collaboration agreements, or future agreements with other third parties, if ever, we expect to finance our future cash needs through public or private equity or debt financings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing stockholders, increased fixed payment obligations and the existence of securities with rights that may be senior to those of our common stock. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term but limit our potential cash flow and revenue in the future. Any of the foregoing could significantly harm our business, financial condition and prospects.

We have incurred significant net losses in every year since our inception until the year ended December 31, 2022, including net losses $326.0 million and $290.6 million for the years ended December 31, 2022 and 2021 respectively. We had net income of $71.1 million for the year ended December 31, 2020, as a result of revenue recognized associated with our collaboration arrangement with Biogen. We have also experienced negative cash flow from operations in every year since our inception, except in certain years in which we received significant cash inflows from collaboration partners which were recognized as revenue. As of December 31, 2022, we had an accumulated deficit of $971.0 million. We expect to incur substantial additional losses in the future as we conduct and expand our research and development activities. We believe that our existing cash, cash equivalents and marketable securities will be sufficient to enable us to fund our projected operations through at least the 12 months following the filing date of this Form 10-K, including our existing commitments as outlined below. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. In the longer term, we anticipate that we will need substantial additional resources to fund our operations and meet future commitments.

Our existing commitments primarily relate to our obligations under existing lease agreements and the DMSA with Lonza Sales AG ("Lonza") for the development and manufacture of biologic products. As of December 31, 2022, operating lease liabilities were $60.4 million. Under the SLC lease which has not yet commenced, we have future undiscounted lease payments totaling approximately $19.5 million. Under the DMSA with Lonza, we had total non-refundable purchase commitments of $32.3 million as of December 31, 2022, with certain amounts subject to cost sharing with Takeda. Further, in the normal course of business, we enter into various firm purchase commitments primarily related to research and development activities. We had contractual obligations under other development and manufacturing agreements of $9.6 million as of December 31, 2022, with certain amounts subject to cost sharing with Takeda. In addition, we had firm purchase commitments related to manufacturing equipment for the SLC Facility of $5.6 million and other commitments of $1.6 million as of December 31, 2022. While the lease obligations span multiple years, the vast majority of the purchase commitments with Lonza and other obligations are due within 12 months. These commitments are more fully described in Note 8, "Commitments and Contingencies" to the consolidated financial statements included in Item 8. of this Annual Report on Form 10-K.

Our future funding requirements, including changes to and new commitments, will depend on many factors, including:

•   the timing and progress of preclinical and clinical development activities;

•   the number and scope of preclinical and clinical programs we decide to pursue;

•   the progress of the development efforts of third parties with whom we have entered into license and collaboration agreements;

- our ability to maintain our current research and development programs and to establish new research and development, license or collaboration arrangements;

- our ability and success in securing manufacturing relationships with third parties or in establishing and operating a manufacturing facility;

- the costs involved in prosecuting, defending and enforcing patent claims and other intellectual property claims;

- the cost and timing of regulatory approvals;

- our efforts to enhance operational, financial and information management systems and hire additional personnel, including personnel to support development of our product candidates; and

- the costs and ongoing investments to in-license and/or acquire additional technologies.

A change in the outcome of any of these or other variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

Cash Flows

The following table sets forth a summary of the primary sources and uses of cash for each of the periods presented below (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Net cash (used in) provided by operating activities	$ (244,716)	$ (211,389)	$ 416,152
Net cash used in investing activities	(141,387)	(21,626)	(623,206)
Net cash provided by financing activities	310,670	19,348	634,749
Net increase (decrease) in cash, cash equivalents and restricted cash	$ (75,433)	$ (213,667)	$ 427,695

Net Cash (Used In) Provided by Operating Activities

During the year ended December 31, 2022, net cash used in operating activities was $244.7 million, which consisted of a net loss of $326.0 million, adjusted by non-cash items primarily related to stock-based compensation expense, depreciation and amortization, net amortization of premiums and (discounts) on marketable securities and non-cash adjustment to operating lease expenses. Net cash used in operating activities was also driven by changes in our operating assets and liabilities, including most significantly a decrease in contract liabilities of $31.3 million primarily associated with the Takeda Collaboration Agreement.

Net Cash Used In Investing Activities

During the year ended December 31, 2022, net cash used in investing activities was $141.4 million, which primarily consisted of $1.1 billion of purchases of marketable securities and $17.8 million capital expenditures to purchase property and equipment, partially offset by $991.5 million in proceeds from the maturities of marketable securities.

Net Cash Provided By Financing Activities

During the year ended December 31, 2022, net cash provided by financing activities was $310.7 million, which consisted of $296.2 million in net cash proceeds from our follow-on offering completed in October 2022 and $14.5 million in proceeds from the exercise of options to purchase common stock and issuance of shares pursuant to our employee stock purchase plan.

Years ended December 31, 2021 and 2020

Refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" in our 2021 Annual Report on Form 10-K for a discussion of the cash flows for the years ended December 31, 2021 and 2020.

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenues recognized and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are described in detail in the notes to our consolidated financial statements included elsewhere in this report. We believe that the following accounting estimates involve a significant level of estimation uncertainty which could have a material impact on our financial condition or results of operations.

Revenue Recognition

We recognize revenue associated with our collaboration arrangements, which may require us to exercise considerable judgment in estimating revenue to be recognized, including judgments made on day one accounting and judgments associated with the amount of revenue to be recognized over time as performance obligations are satisfied.

Significant judgment is required to apply the authoritative accounting guidance at the outset of a collaboration arrangement, and over time, as detailed below:

- Identification of performance obligations - there is judgment involved in identifying the promised goods or services in the collaboration agreement, determining whether these are distinct in the context of the contract, and determining if these represent a performance obligation to a customer. These determinations are highly subjective and can differ between arrangement based on specific contractual terms. The identified performance obligations will impact most significantly the timing of revenue recognition, and is a point-in-time assessment performed at the outset of a collaboration arrangement.

- Measurement of the transaction price - determining the transaction price includes varying levels of judgment. Where amounts are fixed and paid, such as upfront payments, estimation is not required. However, other elements of the transaction price do require estimation or assumptions by management. The calculation of a share issuance premium requires the use of a valuation model for purposes of determining the fair value of the shares for financial reporting purposes, with any resulting premium impacting the transaction price. An assumption needs to be made regarding whether future variable consideration, such as milestone payments, are constrained, which also requires management judgment. The measurement of transaction price impacts the measurement of revenue, and is performed both at the outset of a collaboration arrangement and at each reporting period. To date, we have not recognized any adjustments to revenue as a result of an adjustment to variable consideration constraint.

- Allocation of the transaction price to the performance obligations - there is significant judgment required to allocate the transaction price to performance obligations. Generally, this is done by estimating the standalone selling price of identified performance obligations, and allocating on a relative value basis. The estimate of standalone selling price includes several assumptions that cannot be observed, which may include forecasted revenue (for products not yet on the market), development timelines, reimbursement rates for personnel costs, discount rates and probabilities of technical and regulatory success. The standalone selling price of performance obligations can be very sensitive to many of these underlying assumptions, which are based on management estimates since they cannot be observed. This is a point-in-time assessment performed at the outset of a collaboration arrangement.

- Recognition of revenue when (or as) we satisfy each performance obligation - determining the timing of revenue recognition includes varying levels of judgment. For revenue types recognized at a point in time, such as functional IP, there can be some judgment as to when the performance obligation has been satisfied. For revenue recognized over time, this is often based on an underlying measure deemed to approximate the progress towards satisfaction of performance obligations. These underlying measures, such as costs incurred to date compared with total forecasted costs for a service, may include inherent estimates, which in turn can impact the timing of revenue recognition. The satisfaction of performance obligations assessment is performed at each reporting period. To date, there have been no material true ups to revenue as a result of changes in the satisfaction of performance obligations.

Research and Development Expenses

A significant portion of our research and development expenses in the statements of operations and comprehensive income (loss) are external costs, which we track on a program-specific basis once a program has commenced a late-stage IND-enabling study. These research and development expenses include the conduct of preclinical studies and clinical trials, contract manufacturing activities and consulting services. The measurement of these research and development expenses can impact the measurement of research and development expenses in the statements of operations and comprehensive income (loss), and of prepaid assets and accrued liabilities on the Consolidated Balance Sheets.

The level of judgment required to estimate research and development expenses varies based on the nature of the services being performed and the underlying support obtained. We estimate the amount of work completed through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. As actual costs become known, we adjust our accrued estimates. Although we do not expect our estimates to be materially different from amounts actually incurred, incomplete or inaccurate data from vendors could impact our understanding of the status and timing of services performed which could result in us reporting expenses that are too high or too low in any particular period.

We do not need to make significant estimates where costs incurred are supported by invoices or reports of costs incurred are obtained from a vendor that is directly performing the underlying services, such as a consultant or contract manufacturing organization. In some cases, however, expense is recorded using an underlying assumption of the progress to completion of specific activities. For example, costs may be recognized based on the passage of time for activities that span reporting periods. If the provision of services is not linear then this assumption could impact the amount of expense recognized. For other activities, such as for certain clinical trials, expense is recorded based on information obtained from vendors as an intermediary to those performing the underlying services, such as contract research organizations. These estimates are inherently more judgmental since the quality and availability of the underlying data may vary. To date, there have been no material true ups from estimated to actual external research and development expenses. However, we expect that the level of judgment in estimating research and development expenses may increase over time as we are entering later stage, more extensive, clinical trials.

Research and development expenses also include reimbursements owed or owing to a collaboration partner to satisfy cost sharing requirements. These reimbursement amounts are estimated based, in part, on data received from our collaboration partner, which may include a certain level of estimation or judgments made by that partner. They also reflect our estimates of research and development expense as discussed above. As such, a change in estimates or judgments by either our partner or us can result in a change to a reimbursement amount. To date, there have been no material true ups from estimated to actual reimbursements owed or owing.

Leases

Management exercises judgment in applying the requirements of ASC 842, including the determination as to whether certain contracts contain a lease, the type of lease in an arrangement, whether there are separate lease components, the lease consideration, and the commencement date of the lease. Further, there is significant judgment in determining the discount rate to use in estimating the lease right of use ("ROU") asset and lease liability. The discount rate is estimated using the rate implicit in the lease, if known, or alternatively is based on an estimate of our incremental borrowing rate on the date of lease commencement. A change in these assumptions could result in changes in the timing and measurement of rent expense, ROU asset and lease liability or a change in future commitment disclosures. To date, there have been no material changes to estimates relating to lease arrangements.

Recent Accounting Pronouncements

See Note 1 to our consolidated financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K for a description of recent accounting pronouncements applicable to our business.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business, primarily related to interest rate and foreign currency sensitivities.

Interest Rate Sensitivity

We are exposed to market risk related to changes in interest rates. We had cash, cash equivalents and marketable securities of $1.3 billion as of December 31, 2022, which consisted primarily of money market funds and marketable securities, largely composed of investment grade, short-term fixed income securities.

The primary objective of our investment activities is to preserve capital to fund our operations. We also seek to maximize income from our investments without assuming significant risk. To achieve our objectives, we maintain a portfolio of investments in a variety of securities of high credit quality and short-term duration, according to our board-approved investment policy. Our investments are subject to interest rate risk and could fall in value if market interest rates increase. A hypothetical 10% relative change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Foreign Currency Sensitivity

The majority of our transactions occur in U.S. dollars. However, we do have certain transactions that are denominated in currencies other than the U.S. dollar, primarily the Euro and British Pound, and we therefore are subject to foreign exchange risk. The fluctuation in the value of the U.S. dollar against other currencies affects the reported amounts of expenses, assets and liabilities primarily associated with a limited number of preclinical, clinical and manufacturing activities.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Denali Therapeutics Inc.
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Denali Therapeutics Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Denali Therapeutics Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accrued research and development expenses

Description of the Matter

As more fully described in Note 1 to the consolidated financial statements, the Company records accrued liabilities for estimated costs of research and development ("R&D") activities based upon the estimated cost of services provided but not yet invoiced. As of December 31, 2022, accrued clinical costs and other R&D costs were $16.3 million. The accrued costs included estimated clinical trial and other R&D costs incurred but not invoiced under service agreements with organizations that conduct R&D activities on behalf of the Company ("Accrued R&D Costs"). The Company accrues for these costs based on several factors, such as information obtained from vendors and estimates of the work completed under the service agreements.

Auditing the Company's accounting for Accrued R&D Costs was complex because the Company's analysis is dependent upon data obtained from external third-party service providers who often act as intermediaries to those performing the underlying services. The determination of the accrual when the Company has either not been invoiced or has not received information regarding actual costs incurred requires evaluation of the stage of completion of the services.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company's process for accounting for Accrued R&D Costs, including management's controls over completeness and accuracy of data used in determining these costs as well as management's process for estimating work completed under the service agreements.

To test the Accrued R&D Costs, our audit procedures included, among others, i) confirming the completeness of the terms and conditions of significant R&D service agreements directly with the vendor; ii) testing the completeness and accuracy of the underlying inputs used in the Company's accrual models through verification of significant inputs, such as costs incurred and invoices paid, to the terms and conditions of the underlying agreements and information from the Company's internal personnel and vendors; iii) testing significant assumptions used in estimating costs of services provided but not yet invoiced including meeting with personnel outside of the accounting department to discuss the basis for such assumptions; and iv) performing a hindsight analysis of invoices received subsequent to the balance sheet date.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2015.

San Mateo, California

February 27, 2023

Denali Therapeutics Inc.

Consolidated Balance Sheets
(In thousands, except share amounts)

	December 31, 2022	December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$ 218,044	$ 293,477
Short-term marketable securities	1,118,171	571,930
Cost sharing reimbursements due from related party	—	1,226
Prepaid expenses and other current assets	36,104	30,601
Total current assets	1,372,319	897,234
Long-term marketable securities	—	425,449
Property and equipment, net	44,087	38,865
Operating lease right-of-use assets	30,437	30,743
Other non-current assets	13,399	11,871
Total assets	$ 1,460,242	$ 1,404,162
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 2,790	$ 4,779
Cost sharing payments due to related party	4,388	—
Accrued expenses and other current liabilities	66,691	53,165
Related party contract liability, current	290,053	292,386
Contract liabilities, current	—	27,915
Total current liabilities	363,922	378,245
Related party contract liability, less current portion	479	1,295
Contract liabilities, less current portion	—	3,398
Operating lease liabilities, less current portion	53,032	58,554
Other non-current liabilities	379	379
Total liabilities	417,812	441,871
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Convertible preferred stock, $0.01 par value; 40,000,000 shares authorized as of December 31, 2022 and December 31, 2021; 0 shares issued and outstanding as of December 31, 2022 and December 31, 2021	—	—
Common stock, $0.01 par value; 400,000,000 shares authorized as of December 31, 2022 and December 31, 2021; 135,965,918 and 122,283,305 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	1,686	1,548
Additional paid-in capital	2,018,617	1,608,238
Accumulated other comprehensive loss	(6,886)	(2,499)
Accumulated deficit	(970,987)	(644,996)
Total stockholders' equity	1,042,430	962,291
Total liabilities and stockholders' equity	$ 1,460,242	$ 1,404,162

See accompanying notes to consolidated financial statements.

Denali Therapeutics Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)
(In thousands, except share and per share amounts)

	Year Ended December 31,		
	2022	**2021**	**2020**
Collaboration revenue:			
Collaboration revenue from customers[1]	$ 105,065	$ 48,657	$ 335,561
Other collaboration revenue	3,398	4	98
Total collaboration revenue	108,463	48,661	335,659
Operating expenses:			
Research and development[2]	358,732	265,353	212,615
General and administrative	90,475	79,059	60,326
Total operating expenses	449,207	344,412	272,941
Income (loss) from operations	(340,744)	(295,751)	62,718
Interest and other income, net	14,774	4,595	9,241
Income (loss) before income taxes	(325,970)	(291,156)	71,959
Income tax benefit (expense)	(21)	575	(823)
Net income (loss)	(325,991)	(290,581)	71,136
Other comprehensive income (loss):			
Net unrealized loss on marketable securities, net of tax	(4,387)	(2,254)	(595)
Comprehensive income (loss)	$ (330,378)	$ (292,835)	$ 70,541
Net income (loss) per share:			
Basic net income (loss) per share	$ (2.60)	$ (2.39)	$ 0.65
Diluted net income (loss) per share	$ (2.60)	$ (2.39)	$ 0.63
Weighted-average shares used in calculating:			
Basic net income (loss) per share	125,530,703	121,524,795	108,974,137
Diluted net income (loss) per share	125,530,703	121,524,795	112,703,108

(1) Includes related-party collaboration revenue from customers of $3.2 million, $3.7 million, and $307.4 million for the years ended December 31, 2022, 2021 and 2020 respectively.

(2) Includes expense for cost sharing payments to a related party of $8.2 million for the year ended December 31, 2022 and an offset to expense from related-party cost reimbursements of $6.5 million and $9.3 million for the years ended December 31, 2021 and 2020, respectively.

See accompanying notes to consolidated financial statements.

Denali Therapeutics Inc.

Consolidated Statements of Stockholders' Equity
(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2019	96,189,935	$ 1,288	$ 818,803	$ 350	$ (425,551)	$ 394,890
Issuance of common stock in follow-on offering, net of issuance costs of $632	9,000,000	90	193,858	—	—	193,948
Issuance of common stock in connection with the Biogen Stock Purchase Agreement	13,310,243	133	420,013	—	—	420,146
Issuances under equity incentive plans	1,722,058	17	20,638	—	—	20,655
Vesting of restricted stock units	309,097	3	(3)	—	—	—
Stock-based compensation	—	—	50,351	—	—	50,351
Net Income	—	—	—	—	71,136	71,136
Other comprehensive loss	—	—	—	(595)	—	(595)
Balance at December 31, 2020	120,531,333	$ 1,531	$1,503,660	$ (245)	$ (354,415)	$ 1,150,531
Issuances under equity incentive plans	1,117,636	11	19,337	—	—	19,348
Vesting of restricted stock units	634,336	6	(6)	—	—	—
Stock-based compensation	—	—	85,247	—	—	85,247
Net loss	—	—	—	—	(290,581)	(290,581)
Other comprehensive loss	—	—	—	(2,254)	—	(2,254)
Balance at December 31, 2021	122,283,305	$ 1,548	$1,608,238	$ (2,499)	$ (644,996)	$ 962,291
Issuance of common stock in follow-on offering, net of issuance costs of $1,060	11,933,962	120	296,095	—	—	296,215
Issuances under equity incentive plans	911,555	10	14,445	—	—	14,455
Vesting of restricted stock units	837,096	8	(8)	—	—	—
Stock-based compensation	—	—	99,847	—	—	99,847
Net loss	—	—	—	—	(325,991)	(325,991)
Other comprehensive loss	—	—	—	(4,387)	—	(4,387)
Balance at December 31, 2022	135,965,918	$ 1,686	$2,018,617	$ (6,886)	$ (970,987)	$ 1,042,430

See accompanying notes to consolidated financial statements.

Denali Therapeutics Inc.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Operating activities			
Net income (loss)	$ (325,991)	$ (290,581)	$ 71,136
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	10,383	8,593	8,531
Stock-based compensation expense	99,847	85,247	50,351
Net amortization of premiums and (discounts) on marketable securities	(1,637)	8,748	55
Non-cash adjustment to operating lease expense	(3,351)	(2,984)	(2,360)
Other non-cash items	63	—	38
Changes in operating assets and liabilities:			
Prepaid expenses and other assets	(2,760)	(12,865)	(10,569)
Accounts payable	2,274	3,705	(1,623)
Accruals and other current liabilities	10,918	4,732	22,106
Contract liabilities	(31,313)	(11,925)	(19,253)
Related party contract liability	(3,149)	(3,737)	297,418
Other non-current liabilities	—	(322)	322
Net cash provided by (used in) operating activities	(244,716)	(211,389)	416,152
Investing activities			
Purchases of marketable securities	(1,115,040)	(1,422,938)	(1,285,468)
Purchases of property and equipment	(17,833)	(8,500)	(3,095)
Maturities and sales of marketable securities	991,486	1,409,812	665,357
Net cash used in investing activities	(141,387)	(21,626)	(623,206)
Financing activities			
Proceeds from issuance of common stock in connection with Collaboration Agreements	—	—	420,146
Proceeds from public offering of common stock, net of issuance costs	296,215	—	193,948
Proceeds from exercise of awards under equity incentive plans	14,455	19,348	20,655
Net cash provided by financing activities	310,670	19,348	634,749
Net increase (decrease) in cash, cash equivalents and restricted cash	(75,433)	(213,667)	427,695
Cash, cash equivalents and restricted cash at beginning of year	294,977	508,644	80,949
Cash, cash equivalents and restricted cash at end of year	$ 219,544	$ 294,977	$ 508,644
Supplemental disclosures of cash flow information			
Cash paid during the year for income taxes	$ 47	$ 210	$ —
Issuance costs incurred but not yet paid	$ 224	$ —	$ —
Property and equipment purchases accrued but not yet paid	$ 1,464	$ 593	$ 67

See accompanying notes to consolidated financial statements.

Denali Therapeutics Inc.
Notes to Consolidated Financial Statements

1.   Significant Accounting Policies

Organization and Description of Business

Denali Therapeutics Inc. ("Denali" or the "Company") is a biopharmaceutical company, incorporated in Delaware, that discovers and develops therapeutics to defeat neurodegenerative diseases. The Company is headquartered in South San Francisco, California.

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC").

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. For the Company and its subsidiaries, the functional currency has been determined to be U.S. dollars. Monetary assets and liabilities denominated in foreign currency are remeasured at period-end exchange rates, non-monetary assets and liabilities denominated in foreign currencies are remeasured at historical rates, and transactions in foreign currencies are remeasured at average exchange rates. Foreign currency gains and losses resulting from remeasurement are recognized in interest and other income, net in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of expenses during the reporting period. Actual results could differ from those estimates, and such differences could be material to the Consolidated Balance Sheets and Consolidated Statements of Operations and Comprehensive Income (Loss).

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, and marketable securities. Substantially all of the Company's cash and cash equivalents are deposited in accounts with financial institutions that management believes are of high credit quality. Such deposits have and will continue to exceed federally insured limits. The Company maintains its cash with accredited financial institutions and accordingly, such funds are subject to minimal credit risk.

The Company's investment policy limits investments to certain types of securities issued by the U.S. government and its agencies, as well as institutions with investment-grade credit ratings and places restrictions on maturities and concentration by type and issuer. The Company is exposed to credit risk in the event of a default by the financial institutions holding its cash, cash equivalents and marketable securities and issuers of marketable securities to the extent recorded on the Consolidated Balance Sheets. As of December 31, 2022 and 2021, the Company had no off-balance sheet concentrations of credit risk.

The Company is subject to a number of risks similar to other clinical-stage biopharmaceutical companies, including, but not limited to, the need to obtain adequate additional funding, possible failure of current or future preclinical testing or clinical trials, its reliance on third parties to conduct its clinical trials, the need to obtain regulatory and marketing approvals for its product candidates, competitors developing new technological innovations, the need to successfully commercialize and gain market acceptance of the Company's product candidates, its right to develop and commercialize its product candidates pursuant to the terms and conditions of the licenses granted to the Company, protection of proprietary technology, the ability to make milestone, royalty or other payments due under any license or collaboration agreements, and the need to secure and maintain adequate manufacturing arrangements with third parties. If the Company does not successfully commercialize or partner any of its product candidates, it will be unable to generate product revenue or achieve profitability. Further, the company is also subject to broad market risks and uncertainties resulting from recent events, such as the COVID-19 pandemic, the Russian invasion of Ukraine, inflation, rising interest rates, and recession risks as well as supply chain and labor shortages.

Convertible Preferred Stock

The Company is authorized to issue 40.0 million shares of preferred stock in one or more series and to fix the powers, designations, preferences and relative participating option or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any further vote or action by the Company's shareholders. As of December 31, 2022 and 2021, the Company had no shares of preferred stock issued or outstanding.

Segments

The Company has one operating segment. The Company's chief operating decision maker, its Chief Executive Officer, manages the Company's operations on a consolidated basis for the purposes of allocating resources.

Fair Value of Financial Instruments

Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement ("ASC 820"), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company's own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances.

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy that distinguishes between the following:

> *Level 1* – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

> *Level 2* – inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

> *Level 3* – inputs are unobservable inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

The carrying amounts reflected in the Consolidated Balance Sheets for cash and cash equivalents, prepaid expenses and other current assets, accounts payable and accrued liabilities approximate their fair values, due to their short-term nature.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with original maturities of 90 days or less at the date of purchase to be cash and cash equivalents. Cash equivalents are reported at fair value.

Cash, cash equivalents, and restricted cash reported within the Consolidated Statements of Cash Flows is composed of cash and cash equivalents reported in the Consolidated Balance Sheets and $1.5 million of restricted cash for the letter of credit for the Company's headquarters building lease which is included within other non-current assets in the Consolidated Balance Sheets.

Marketable Securities

The Company generally invests its excess cash in money market funds and investment grade short to intermediate-term fixed income securities. Such investments are included in cash and cash equivalents, short-term marketable securities, or long-term marketable securities on the Consolidated Balance Sheets, are considered available-for-sale, and reported at fair value with net unrealized gains and losses included as a component of stockholders' equity.

The Company classifies investments in securities with remaining maturities of less than one year, or where its intent is to use the investments to fund current operations or to make them available for current operations, as short-term investments. The Company classifies investments in securities with remaining maturities of over one year as long-term investments, unless intended to fund current operations. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, which is included in interest and other income, net in the Consolidated Statements of Operations and Comprehensive Income (Loss). Realized gains and losses and declines in value determined to be due to credit losses on marketable securities, if any, are included in interest and other income, net.

The Company periodically evaluates the need for an allowance for credit losses. This evaluation includes consideration of several qualitative and quantitative factors, including whether it has plans to sell the security, whether it is more likely than not it will be required to sell any marketable securities before recovery of its amortized cost basis, and if the entity has the ability and intent to hold the security to maturity, and the portion of any unrealized loss that is the result of a credit loss. Factors considered in making these evaluations include quoted market prices, recent financial results and operating trends, implied values from any recent transactions or offers of investee securities, credit quality of debt instrument issuers, expected cash flows from securities, other publicly available information that may affect the value of the marketable security, duration and severity of the decline in value, and the Company's strategy and intentions for holding the marketable security.

Accounts Receivable

Accounts receivable are included within prepaid expenses and other current assets on the Consolidated Balance Sheets. The accounts receivable balance represents amounts receivable from the Company's collaboration partners, excluding related parties, net of an allowance for credit losses, if required.

Derivatives and Hedging Activities

The Company has used forward foreign currency exchange contracts to hedge certain operational exposures resulting from potential changes in foreign currency exchange rates. Such exposures resulted from portions of the Company's forecasted cash flows being denominated in currencies other than the U.S. dollar, primarily the Euro and British Pound. The Company measures its derivative instruments at fair value, and accounts for them as either assets or liabilities included within Prepaid expenses and other current assets and Accrued expenses and other current liabilities, respectively, on the Consolidated Balance Sheets. The fair values of forward foreign currency exchange contracts were estimated using current exchange rates and interest rates and took into consideration the current creditworthiness of the counterparties. Derivatives are not designated as cash flow hedges, and as such are adjusted to fair value through interest and other income, net, in the Consolidated Statements of Operations and Comprehensive Income (Loss).

As of December 31, 2021, the Company had 7 Euro and 8 British Pound foreign exchange contracts at aggregate notional foreign currency amounts of €0.8 million and £0.9 million, respectively, to be received upon maturity of the contract. All of the outstanding contracts matured between January and June 2022, and the Company had no outstanding forward foreign currency exchange contracts as of December 31, 2022.

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the related estimated useful lives as presented in the table below. Significant additions and improvements are capitalized, while repairs and maintenance are charged to expense as incurred.

Asset	Estimated useful life
Leasehold improvements	Shorter of life of asset or lease term
Manufacturing and laboratory equipment	five years
Computer hardware and software	three years
Office furniture and equipment	five years

Impairment of Long-Lived Assets

The Company periodically evaluates property and equipment for impairment whenever events or changes in circumstances indicate that a potential impairment may have occurred. If such events or changes in circumstances arise, the Company compares the carrying amount of the long-lived assets to the estimated future undiscounted cash flows expected to be generated by the long-lived assets. If the estimated aggregate undiscounted cash flows are less than the carrying amount of the long-lived assets, an impairment charge, calculated as the amount by which the carrying amount of the assets exceeds the fair value of the assets, is recorded. The fair value of the long-lived assets is determined based on the estimated discounted cash flows expected to be generated from the long-lived assets. The Company has not recorded any material impairment charges during the years presented.

Leases

The Company leases real estate, and certain equipment for use in its operations. A determination is made as to whether an arrangement is a lease at inception. Right-of-use ("ROU") assets and operating lease liabilities are recognized for identified operating leases in the Consolidated Balance Sheets. The changes in operating lease ROU assets and operating lease liabilities are presented net within non-cash adjustment to operating lease expense in the Consolidated Statements of Cash Flows.

ROU assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments due over the lease term, with the ROU assets adjusted for lease incentives received. When determining the present value of lease payments, the Company uses its incremental borrowing rate on the date of lease commencement, or the rate implicit in the lease, if known. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed by management to be reasonably certain at lease inception.

Leases with an initial term of 12 months or less are not recorded on the balance sheet, unless they include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease expenses on a straight-line basis over the lease term. The Company has leases with lease and non-lease components, which the Company has elected to account for as a single lease component.

Revenue Recognition

License, Option and Collaboration Revenue

The Company analyzes its collaboration arrangements to assess whether they are within the scope of ASC 808, Collaborative Arrangements ("ASC 808") to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. This assessment is performed throughout the life of the arrangement based on changes in the responsibilities of all parties in the arrangement. For collaboration arrangements within the scope of ASC 808 that contain multiple elements, the Company first determines which elements of the collaboration are deemed to be within the scope of ASC 808 and those that are more reflective of a vendor-customer relationship and, therefore, within the scope of Topic 606. For elements of collaboration arrangements that are accounted for pursuant to ASC 808, an appropriate recognition method is determined and applied consistently, generally by analogy to Topic 606. The accounting treatment pursuant to Topic 606 is outlined below.

The terms of license, option and collaboration agreements entered into typically include payment of one or more of the following: non-refundable, up-front license fees; option exercise fees; development, regulatory and commercial milestone payments; payments for manufacturing supply and research and development services and royalties on net sales of licensed products. Each of these payments results in license, collaboration and other revenue, except for revenues from royalties on net sales of licensed products, which are classified as royalty revenue. The core principle of Topic 606 is to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received in exchange for those goods or services. The Company may also receive reimbursement or make payments to a collaboration partner to satisfy cost sharing requirements. These payments are accounted for pursuant to ASC 808 and are recorded as an offset or increase to research and development expenses, respectively.

In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under each of its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

Amounts received prior to satisfying the revenue recognition criteria are recorded as contract liabilities in the Company's Consolidated Balance Sheets. If the related performance obligation is expected to be satisfied within the next twelve months this will be classified in current liabilities. Amounts recognized as revenue prior to the Company having an unconditional right (other than a right that is conditioned only on the passage of time) to receipt are recorded as contract assets in the Company's Consolidated Balance Sheets. If the Company expects to have an unconditional right to receive the consideration in the next twelve months, this will be classified in current assets. A net contract asset or liability is presented for each contract with a customer.

At contract inception, the Company assesses the goods or services promised in a contract with a customer and identifies those distinct goods and services that represent a performance obligation. A promised good or service may not be identified as a performance obligation if it is immaterial in the context of the contract with the customer, if it is not separately identifiable from other promises in the contract (either because it is not capable of being separated or because it is not separable in the context of the contract), or if the promised good or service does not provide the customer with a material right.

The Company considers the terms of the contract to determine the transaction price. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Variable consideration will only be included in the transaction price when it is not considered constrained, which is when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

If it is determined that multiple performance obligations exist, the transaction price is allocated at the inception of the agreement to all identified performance obligations based on the relative standalone selling prices ("SSP"). The relative SSP for each deliverable is estimated using external sourced evidence if it is available. If external sourced evidence is not available, the Company uses its best estimate of the SSP for the deliverable.

Revenue is recognized when, or as, the Company satisfies a performance obligation by transferring a promised good or service to a customer. An asset is transferred when, or as, the customer obtains control of that asset, which for a service is considered to be as the services are received and used. The Company recognizes revenue over time by measuring the progress toward complete satisfaction of the relevant performance obligation using an appropriate input or output method based on the nature of the service promised to the customer.

After contract inception, the transaction price is reassessed at every period end and updated for changes such as resolution of uncertain events. Any change in the transaction price is allocated to the performance obligations on the same basis as at contract inception, or to a single performance obligation as applicable.

Management may be required to exercise considerable judgment in estimating revenue to be recognized. Judgment is required in identifying performance obligations, estimating the transaction price, estimating the SSP of identified performance obligations, which may include forecasted revenue, development timelines, reimbursement rates for personnel costs, discount rates and probabilities of technical and regulatory success, and estimating the progress towards satisfaction of performance obligations.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development costs consist of salaries and other personnel related expenses, including associated stock–based compensation, consulting fees, lab supplies, and facility costs, as well as fees paid to other entities that conduct certain research, development and manufacturing activities on behalf of the Company. Where the Company shares costs with collaboration partners, such as in the Biogen Collaboration Agreement and the Takeda Collaboration Agreement, research and development expenses may include cost sharing reimbursements from or payments to the collaboration partner, respectively.

Nonrefundable advance payments for goods and services that will be used or received in future research and development activities are deferred and recognized as expense in the period in which the related goods are delivered or services are performed. There can be judgment involved in measuring the research and development expenses to be recognized in a particular period. In some cases, expense is recorded using an underlying assumption of the progress to completion of specific activities. For example, costs may be recognized based on the passage of time for activities that span reporting periods. If the provision of services is not linear then this assumption could impact the amount of expense recognized. The level of judgment varies based on the nature of the services being performed and the underlying support obtained. For some activities, such as for certain clinical trials, expense is recorded based on information obtained from vendors as an intermediary to those performing the underlying services, such as contract research organizations. These estimates are inherently more judgmental since the quality and availability of the underlying data may vary. We do not need to make significant estimates where costs incurred are supported by invoices or reports of costs incurred are obtained from a vendor that is directly performing the underlying services, such as a consultant or contract manufacturing organization.

The Company has acquired and may continue to acquire the rights to develop and commercialize new product candidates from third parties. The upfront payments to acquire license, product or rights, as well as any future milestone payments, are immediately recognized as research and development expense provided that there is no alternative future use of the rights in other research and development projects.

Stock-Based Compensation

The Company's stock-based compensation programs grant awards that have included stock options, restricted stock units, restricted stock awards, and shares issued under its employee stock purchase plan. Grants are awarded to employees, directors, and non-employee service providers.

The Company measures compensation expense for all stock-based awards at the grant date based on the fair value measurement of the award. The expense is recorded on a straight-line basis over the requisite service period, which is generally the vesting period, for the entire award. Expense is adjusted for actual forfeitures of unvested awards as they occur. The Company calculates the fair value measurement of stock options subject solely to service-based vesting requirements using the Black-Scholes valuation model. The Company uses the fair value of its common stock to determine the fair value of restricted stock awards.

Income Taxes

Income taxes are accounted for using the liability method, under which deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities and consideration is given to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to be in effect when the differences are expected to reverse.

The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income, and a valuation allowance is established when necessary to reduce deferred tax assets to the amounts more likely than not expected to be realized.

The Company recognizes and measures uncertain tax positions using a two–step approach. The first step is to evaluate the tax position taken or expected to be taken by determining whether the weight of available evidence indicates that it is more likely than not that the tax position will be sustained in an audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Significant judgment is required to evaluate uncertain tax positions. The Company evaluates uncertain tax positions on a regular basis. The evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, correspondence with tax authorities during the course of the audit, and effective settlement of audit issues. Previously recognized tax positions that no longer meet the more-likely-than-not threshold are derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

Comprehensive Income (Loss)

Comprehensive income (loss) is composed of net income (loss) and certain changes in stockholders' equity that are excluded from net income (loss), primarily unrealized gains or losses on the Company's marketable securities.

Net Income (Loss) per Share

Basic net income (loss) per share is calculated by dividing the net income (loss) by the weighted-average number of shares of common stock outstanding during the period, without consideration for common stock equivalents.

Diluted net income (loss) per share is computed based on the treasury stock method by dividing net income by the weighted-average number of common shares outstanding during the period plus potentially dilutive common equivalent shares outstanding. However, where there is a net loss per ordinary share, no adjustment is made for potentially issuable ordinary shares since their effect would be anti-dilutive. In this case, diluted net loss per share is equal to basic net loss per share.

2. Fair Value Measurements

Assets and liabilities measured at fair value at each balance sheet date are as follows (in thousands):

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents:				
Money market funds	$ 105,340	$ —	$ —	$ 105,340
U.S. government treasuries	43,781	—	—	43,781
Commercial paper	—	9,948	—	9,948
Short-term marketable securities:				
U.S. government treasuries	1,003,504	—	—	1,003,504
U.S. government agency securities	—	16,861	—	16,861
Corporate debt securities	—	54,215	—	54,215
Commercial paper	—	43,591	—	43,591
Total	$ 1,152,625	$ 124,615	$ —	$ 1,277,240

	December 31, 2021			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents				
Money market funds	$ 265,294	$ —	$ —	$ 265,294
Short-term marketable securities:				
U.S. government treasuries	450,436	—	—	450,436
Corporate debt securities	—	70,009	—	70,009
Commercial paper	—	51,485	—	51,485
Long-term marketable securities:				
U.S. government treasuries	410,147	—	—	410,147
Corporate debt securities	—	15,302	—	15,302
Total	$ 1,125,877	$ 136,796	$ —	$ 1,262,673
Liabilities:				
Foreign currency derivative contracts	$ —	$ 111	$ —	$ 111
Total	$ —	$ 111	$ —	$ 111

The carrying amounts of cost sharing reimbursements due from and due to related party, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values due to their short-term maturities.

The Company's Level 2 securities are valued using third-party pricing sources. The pricing services utilize industry standard valuation models, including both income and market-based approaches, for which all significant inputs are observable, either directly or indirectly.

The Company has not transferred any assets or liabilities between the fair value measurement levels during the years ended December 31, 2022 or 2021.

3.   Marketable Securities

All marketable securities were considered available-for-sale at December 31, 2022 and 2021. On a recurring basis, the Company records its marketable securities at fair value using Level 1 or Level 2 inputs as discussed in Note 2, "Fair Value Measurements". The amortized cost, gross unrealized holding gains or losses, and fair value of the Company's marketable securities by major security type at each balance sheet date are summarized in the tables below (in thousands):

	December 31, 2022			
	Amortized Cost	Unrealized Holding Gains	Unrealized Holding Losses	Aggregate Fair Value
Short-term marketable securities:				
U.S. government treasuries[1]	$ 1,009,733	$ 58	$ (6,287)	$ 1,003,504
U.S. government agency securities	16,823	38	—	16,861
Corporate debt securities[2]	54,571	—	(356)	54,215
Commercial paper	43,591	—	—	43,591
Total short-term marketable securities	1,124,718	96	(6,643)	1,118,171
Total	$ 1,124,718	$ 96	$ (6,643)	$ 1,118,171

(1) Unrealized holding losses on 51 securities with an aggregate fair value of $683.4 million.
(2) Unrealized holding losses on 16 securities with an aggregate fair value of $54.2 million.

	December 31, 2021			
	Amortized Cost	Unrealized Holding Gains	Unrealized Holding Losses	Aggregate Fair Value
Short-term marketable securities:				
U.S. government treasuries[1]	$ 450,689	$ —	$ (253)	$ 450,436
Corporate debt securities[2]	70,076	1	(68)	70,009
Commercial paper	51,485	—	—	51,485
Total short-term marketable securities	572,250	1	(321)	571,930
Long-term marketable securities:				
U.S. government treasuries[3]	411,904	—	(1,757)	410,147
Corporate debt securities[4]	15,373	—	(71)	15,302
Total long-term marketable securities	427,277	—	(1,828)	425,449
Total	$ 999,527	$ 1	$ (2,149)	$ 997,379

(1) Unrealized holding losses on 19 securities with an aggregate fair value of $450.4 million.
(2) Unrealized holding losses on 16 securities with an aggregate fair value of $68.5 million.
(3) Unrealized holding losses on 16 securities with an aggregate fair value of $410.1 million.
(4) Unrealized holding losses on 6 securities with an aggregate fair value of $15.3 million.

As of December 31, 2022 and 2021, a majority of the Company's marketable securities were in an unrealized loss position. The Company has not recognized an allowance for credit losses as of December 31, 2022 or 2021. The Company determined that it had the ability and intent to hold all marketable securities that have been in a continuous loss position until maturity or recovery. Further, a majority of these securities are held in U.S. government securities, and the remainder were initially, and continue to be, held with investment grade, high credit quality institutions. All marketable securities with unrealized losses as of each balance sheet date have been in a loss position for less than twelve months or the loss is not material.

As of December 31, 2022 all of the Company's marketable securities have an effective maturity of less than one year.

4. Acquisition

In August 2016, the Company entered into a License and Collaboration Agreement ("F-star Collaboration Agreement") with F-star Gamma Limited ("F-star Gamma"), F-star Biotechnologische Forschungs-und Entwicklungsges M.B.H ("F-star GmbH") and F-star Biotechnology Limited ("F-star Ltd") (collectively, "F-star") to leverage F-star's modular antibody technology and the Company's expertise in the development of therapies for neurodegenerative diseases. Under the F-star Collaboration Agreement, the Company made payments to F-star totaling $11.5 million. In connection with the entry into the F-star Collaboration Agreement, the Company also purchased an option for an upfront option fee of $0.5 million (the "buy-out-option"), to acquire all of the outstanding shares of F-star Gamma pursuant to a pre-negotiated buy-out option agreement (the "Option Agreement").

In May 2018, the Company exercised the Option Agreement and entered into a Share Purchase Agreement (the "Purchase Agreement") with the shareholders of F-star Gamma and Shareholder Representative Services LLC, pursuant to which the Company acquired all of the outstanding shares of F-star Gamma (the "Acquisition").

As a result of the Acquisition, F-star Gamma became a wholly-owned subsidiary of the Company and the Company changed the entity's name to Denali BBB Holding Limited. In addition, the Company became a direct licensee of certain intellectual property of F-star Ltd by way of the Company's assumption of F-star Gamma's license agreement with F-star Ltd, dated August 24, 2016, (the "F-star Gamma License"). The Company made initial exercise payments under the Purchase Agreement and the F-star Gamma License, in the aggregate, of $17.8 million. In addition, the Company is required to make contingent payments, to F-star Ltd and the former shareholders of F-star Gamma, up to a maximum amount following completion of the research phase of the F-star collaboration of $243.0 million in the aggregate upon the achievement of certain defined preclinical, clinical, regulatory and commercial milestones. These include up to $3.0 million in preclinical contingent payments, $30.0 million in clinical contingent payments, $60.0 million in regulatory contingent payments and $150.0 million in commercial contingent payments. Through December 31, 2022, $1.5 million of preclinical contingent payments had been paid to F-star.

The Company concluded that the assets acquired and liabilities assumed upon the exercise of the Option Agreement did not meet the accounting definition of a business, and as such, the acquisition was accounted for as an asset purchase. As the transaction was accounted for as an asset purchase rather than a business combination, the Company did not recognize any contingent consideration liability on the acquisition date. To date, the Company has paid consideration of $19.8 million in the aggregate, consisting of up-front and preclinical contingent consideration, all of which was recorded as research and development expense as incurred. There was no contingent consideration expense recognized for the years ended December 31, 2022, 2021, or 2020. Any future contingent consideration is expected to be recognized as incurred in research and development expense on the Consolidated Statements of Operations and Comprehensive Income (Loss).

Under the F-star Collaboration Agreement, the Company was responsible for certain research costs incurred by F-star Ltd in conducting activities under an agreed development plan for each Fcab, for up to 24 months after the target Fcab is accepted. In July 2021, a side letter was executed to the Company's agreements with F-star, which confirmed the completion of the research services performed by F-star Ltd that were funded by the Company. The Company has not recognized research and development expense related to the funding of F-star Ltd activities under development plans during the year ended December 31, 2022, but recognized $0.1 million and $1.2 million in research and development expense related to the funding of F-star Ltd activities under development plans during the years ended December 31, 2021 and 2020, respectively.

5.   Collaboration Agreements

Biogen

In August 2020, the Company entered into a binding Provisional Collaboration and License Agreement ("Provisional Biogen Collaboration Agreement") with Biogen Inc.'s subsidiaries, Biogen MA Inc. ("BIMA") and Biogen International GmbH ("BIG") (BIMA and BIG, collectively, "Biogen") pursuant to which the Company granted Biogen a license to co-develop and co-commercialize Denali's small molecule LRRK2 inhibitor program (the "LRRK2 Program"), an option in respect of each of (i) the Company's amyloid beta program utilizing the Company's Transport Vehicle ("TV") technology platform to cross the blood-brain barrier ("BBB") and (ii) one other unnamed program also utilizing the Company's TV technology platform (the "Option Programs"), and a right of first negotiation with respect to two additional unnamed programs for indications within Alzheimer's disease, Parkinson's disease, amyotrophic lateral sclerosis ("ALS") and multiple sclerosis utilizing the Company's TV technology platform (the "ROFN Programs"), should the Company decide to seek a collaboration with a third party for such programs. The Provisional Biogen Collaboration Agreement was a binding agreement, which became effective on the closing of the Common Stock Purchase Agreement ("SPA"), as described further below. The Provisional Biogen Collaboration Agreement expired in October 2020 upon the execution of a Definitive LRRK2 Collaboration and License Agreement ("LRRK2 Agreement") with Biogen on October 4, 2020 and a Right of First Negotiation, Option and License Agreement (the "ROFN and Option Agreement") on October 6, 2020 (collectively, the "Biogen Collaboration Agreement"). Biogen made an upfront payment of $560.0 million upon execution of the Biogen Collaboration Agreement in October 2020.

LRRK2 Agreement

With respect to the LRRK2 Program, Biogen is required to make milestone payments up to approximately $1.125 billion upon achievement of certain development and sales milestone events. Such milestone payments include $375.0 million in development, $375.0 million upon first commercial sale, and $375.0 million in net sales-based milestones. The Company will share 50% of the profits and losses with Biogen for LRRK2 Products in the United States, and 40% of such profits and losses in China. The Company will be entitled to receive royalties in the high teens to low twenties percentages on net sales for LRRK2 Products outside of the United States and China.

The Company and Biogen are jointly developing LRRK2 Products pursuant to a clinical development plan set forth within the LRRK2 Agreement. The parties share responsibility and costs for global development of LRRK2 Products pursuant to a mutually agreed development plan and budget ("LRRK2 Development Activities"), with Biogen funding 60% and the Company funding 40% of such costs.

The Company may opt out of development cost sharing worldwide and upon such election, from any further profit-sharing from the LRRK2 Program. The Company also has the right to opt-out of the profit sharing arrangement for the LRRK2 Program or for only those LRRK2 Products that do not penetrate the BBB ("Peripheral LRRK2 Products"), in each of the United States and China. After such an opt out, the Company will no longer be obligated to share in the development and commercialization costs for, or be entitled to share in the applicable revenues from, such LRRK2 Program (or from the Peripheral LRRK2 Products) for such country, as applicable. If the Company chooses to exercise its opt out rights, the Company will be entitled to receive tiered royalties on net sales of the applicable LRRK2 Program in the relevant country (or countries). The royalty rates for the applicable LRRK2 Program will be a percentage in the high teens to low twenties, but may increase to the mid-twenties if the Company has met certain co-funding thresholds or there has been a first commercial sale at the time of the Company's election.

Stock Purchase Agreement

In connection with the Provisional Biogen Collaboration Agreement, the Company entered into a common stock purchase agreement (the "Stock Purchase Agreement") with BIMA on August 5, 2020, pursuant to which the Company sold 13,310,243 shares of common stock (the "Shares") to BIMA for an aggregate purchase price of $465.0 million. Since the shares of common stock owned by Biogen as of December 31, 2022 represent approximately 10% of the voting interest of the Company, Biogen is considered a related party as defined in ASC 850. Management determined that it was appropriate to account for the Provisional Biogen Collaboration Agreement and the SPA as one arrangement because they were entered into at the same time with interrelated financial terms.

On September 22, 2020, the Company closed the sale of the Shares to BIMA pursuant to the Stock Purchase Agreement. The estimated fair market value of the Shares issued to BIMA was $420.1 million, based on the closing stock price of $35.87 on the date of issuance adjusted by a discount for lack of marketability due to certain holding period restrictions, which was valued using an option pricing model. This stock issuance resulted in a $44.9 million premium paid to the Company above the estimated fair value of the Company's common stock, which forms part of the transaction price for the Biogen Collaboration Agreement.

ROFN and Option Agreement

Under this agreement, Biogen received an exclusive option to license two preclinical programs enabled by the Company's TV technology platform, which platform aims to improve brain uptake of biotherapeutics, including its ATV-enabled anti-amyloid beta program ("ATV-Abeta program") and a second program utilizing the Company's TV technology for an unnamed target ("TV program"), excluding small molecules, Adeno-associated viruses ("AAV") and oligonucleotides. Biogen's option may be exercised up to initiation of investigational new drug ("IND")-enabling studies for each program and continues for each program until a specified period of time after delivery of an option data package, or thirty business days after the 5th anniversary of the effective date of the Provisional Biogen Collaboration Agreement, whichever is earlier.

Further, Biogen will have the right of first negotiation ("ROFN") on two additional TV-enabled therapeutics within Alzheimer's disease, Parkinson's disease, ALS and MS should the Company decide to seek a collaboration with a third party for such programs, but this does not include any of the Company's small molecule, AAV or oligonucleotide programs. The ROFN period continues until seven years after the effective date of the Provisional Biogen Collaboration Agreement or the date on which the Company has offered Biogen two ROFN Programs, and for which Biogen has agreed to trigger a ROFN for such program, whichever is earlier. However, if the Company does not execute an agreement with a third party with respect to a particular ROFN Program offered to Biogen within a specified amount of time, Biogen will have one additional right to exercise the ROFN again with respect to such ROFN Program.

Under the ROFN and Option Agreement, with respect to the options granted by the Company to Biogen, if exercised, Biogen is obligated to pay to the Company an aggregate of up to $270.0 million in option exercise and development milestone payments, up to $325.0 million upon first commercial sale, and up to $290.0 million of net sales-based milestone payments, following the achievement of certain prespecified milestone events and if Biogen exercises both of its options. Furthermore, Biogen is obligated to pay to the Company royalties in the mid-single digit to mid-teens percentages, depending on the program for which Biogen exercises its option and upon the achievement of certain sales thresholds.

The Biogen Collaboration Agreement was considered a contract modification to the Provisional Biogen Collaboration Agreement and was accounted for as a termination of the provisional agreement and commencement of a new contract.

The Company identified the following distinct performance obligations associated with the Biogen Collaboration Agreement that had not yet been delivered under the original contract: the LRRK2 Program license, the research services for the ATV:Abeta and TV programs ("Option Research Services") which include option joint steering committee ("JSC") participation, and a material right for an option under the ROFN and Option Agreement. Further, the LRRK2 Development Activities which includes LRRK2 JSC and joint development committee ("JDC") participation was identified as a unit of account under ASC 808. The LRRK2 Development Activities, JSC and JDC participation are considered to be a single unit of account since the development activities are highly interrelated with the JSC and JDC involvement and these are not distinct in the context of the contract. Further, the same was considered to be true for the option research services and option JSC participation performance obligation.

The Company believes that the Biogen Collaboration Agreement is a collaboration arrangement as defined in ASC 808, Collaborative Arrangements. The Company also believes that Biogen meets the definition of a customer as defined in ASC 606, Revenue From Contracts With Customers for all of the performance obligations identified at inception except for the LRRK2 Development Activities. Since ASC 808 does not address recognition and measurement, the Company looked to other accounting literature for guidance where the performance obligation does not fall under ASC 606, and determined that for the interim LRRK2 development activities subject to cost sharing provisions, the guidance in ASC 730, Research and Development should be applied.

The transaction price at inception included fixed consideration consisting of the upfront fee of $560.0 million and the $44.9 million premium on the sale of common stock. All potential future milestones and other payments were considered constrained at the inception of the Biogen Collaboration Agreement since the Company could not conclude it was probable that a significant reversal in the amount recognized would not occur. From inception of the Biogen Collaboration Agreement through December 31, 2022, there was no change to the transaction price.

The respective standalone value for each of the performance obligations was determined by applying the SSP method and the transaction price was allocated based on the relative SSP method with revenue recognition timing to be determined either by delivery, resolution of an option, or the provision of services.

The Company used an adjusted market assessment approach to estimate the selling price for the LRRK2 Program license, an expected cost plus margin approach for estimating the Option Research Services and estimated the intrinsic value of the material right for the option, taking into account the likelihood that an option would be exercised. The LRRK2 Program license was delivered on or around the effective date of the Biogen Collaboration Agreement and the revenue allocated to this performance obligation was recognized during the year ended December 31, 2020. The Option Research Services are expected to be delivered over time as the services are performed, with revenue being recognized over time based on costs incurred to perform the services, since the level of costs incurred over time is thought to best reflect the transfer of services to Biogen. Revenue allocated to the material right for an option under the ROFN and Option Agreement is deferred as a contract liability until the option opt in period ends, expiration or ROFN and Option Agreement termination. The LRRK2 Development Activities cost sharing reimbursements or expenses will be recognized over time as earned or incurred, since this is believed to directly correlate to the value of the services performed.

A related party contract liability of $290.5 million was recorded on the Consolidated Balance Sheet as of December 31, 2022. Approximately $288.9 million of this contract liability relates to the revenue allocated to the material right for an option under the ROFN and Option Agreement which is being deferred until resolution of the option, which is expected to be within six months of the balance sheet date, and $1.6 million of this contract liability relates to the portion of the Option Research Services performance obligation yet to be satisfied, with such amount to be recognized over the estimated period of the services, which is expected to be more than one year. The Company recorded $8.2 million of cost sharing payments to Biogen for LRRK2 development activities in research and development expenses in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2022, of which $4.4 million was recorded as cost sharing payments due to related party on the Consolidated Balance Sheet as of December 31, 2022. The Company recorded $6.5 million and $9.3 million of cost sharing reimbursements for LRRK2 Development Activities as an offset to research and development expenses in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2021 and 2020, respectively, of which $1.2 million was recorded as cost sharing reimbursement due from related party on the Consolidated Balance Sheet as of December 31, 2021.

In assessing the Biogen Collaboration Agreement, management exercised considerable judgment in estimating revenue to be recognized, specifically related to estimating the discount for lack of marketability associated with the stock issuance, determining the separate performance obligations under the Biogen Collaboration Agreement, and estimating the standalone selling price of those performance obligations.

As of December 31, 2022, the Company had not achieved any milestones and had not recorded any product sales under the Biogen Collaboration Agreement.

Sanofi

In October 2018, the Company entered into a Collaboration and License Agreement ("Sanofi Collaboration Agreement") with Genzyme Corporation, a wholly owned subsidiary of Sanofi S.A. ("Sanofi") pursuant to which certain small molecule CNS and peripheral receptor interacting serine/threonine protein kinase 1 ("RIPK1") inhibitors contributed by Sanofi and by the Company will be developed and commercialized. The Sanofi Collaboration Agreement became effective in November 2018 at which time Sanofi paid the Company an upfront payment of $125.0 million. Under the Sanofi Collaboration Agreement, the Company is eligible to receive milestone payments from Sanofi up to approximately $1.1 billion upon achievement of certain clinical, regulatory and sales milestone events. Such milestone payments include $215.0 million in clinical milestone payments and $385.0 million in regulatory milestone payments for CNS Products, as defined, that are developed and approved in the United States, by the European Medicines Agency ("EMA") and in Japan for three indications, including Alzheimer's disease. These milestones also include $120.0 million in clinical milestone payments, $175.0 million in regulatory milestone payments and $200.0 million in commercial milestone payments for Peripheral Products, as defined, that are developed and approved in the United States, by the EMA and Japan for three indications.

The Company will share profits and losses equally with Sanofi for CNS Products sold in the United States and China, and receive variable royalties on net sales for CNS Products sold outside of the United States and China and for Peripheral Products sold worldwide.

The Company and Sanofi will jointly develop CNS Products pursuant to a global development plan. The Company will be responsible, at its own cost, for conducting Phase 1 and Phase 2 trials for CNS Products in Alzheimer's disease and any activities required to support such clinical trials and specific for Alzheimer's disease ("Denali CNS Development Activities"). Other than with the Denali CNS Development Activities, Sanofi is responsible, at its cost, for all other Phase 1 and Phase 2 trials for CNS Products, including for ALS and multiple sclerosis. Sanofi will lead the conduct of all Phase 3 and later stage development trials for CNS Products, with Sanofi and the Company funding 70% and 30% of such costs, respectively. Sanofi will also lead the commercialization activities globally for CNS Products, subject to certain options that the Company has to conduct co-commercialization activities with respect to each CNS Product in the United States and China.

Sanofi will be responsible, at its cost, for conducting activities relating to the development and commercialization of all Peripheral Products. Denali will be entitled to receive tiered royalties in the low- to mid- teen percentages on net sales of Peripheral Products.

The Company identified the following distinct performance obligations associated with the Sanofi Collaboration Agreement upon inception: the CNS program license, the Peripheral program license, the Phase 1 and Phase 2 trials for CNS Products for Alzheimer's disease ("Alzheimer's Disease Services"), and the Phase 1b trial for DNL747 for ALS and associated activities ("Retained Activities").

The Company believes that the Sanofi Collaboration Agreement is a collaboration arrangement as defined in ASC 808, Collaborative Arrangements. The Company also believes that Sanofi meets the definition of a customer as defined in ASC 606, Revenue From Contracts With Customers for three of the performance obligations identified at inception, but does not meet the definition of a customer for the Alzheimer's Disease Services. Further, Sanofi does not meet the definition of a customer for all Phase 3 and later stage development trials for CNS Products led by Sanofi for which the Company will fund 30% of total costs. Since ASC 808 does not address recognition and measurement, the Company looked to other accounting literature for guidance where the performance obligation does not fall under ASC 606, and determined that for the Alzheimer's Disease Services, the guidance in ASC 606 should be analogized for the recognition, measurement and reporting of this performance obligation, and for the cost sharing provisions, the Company determined that the guidance in ASC 730, Research and Development should be applied.

The transaction price at inception included upfront fixed consideration of $125.0 million. All potential future milestones and other payments were considered constrained at the inception of the Sanofi Collaboration Agreement since the Company could not conclude it was probable that a significant reversal in the amount recognized would not occur. The transaction price increased by $50.0 million and $15.0 million for the years ended December 31, 2022 and 2021, respectively, related to clinical milestones received, and by $1.0 million for the year ended December 31, 2020 related to costs incurred for Retained Activities that were no longer constrained.

The respective standalone value for each of the performance obligations was determined by applying the SSP method and the transaction price allocated based on the relative SSP method with revenue recognition timing to be determined either by delivery or the provision of services.

The Company used an adjusted market assessment approach to estimate the selling price for the program licenses, and an expected cost plus margin approach for estimating the Alzheimer's Disease Services and the Retained Activities. The program licenses and existing know-how were delivered on the effective date of the Sanofi Collaboration Agreement. The Alzheimer's Disease Services and the Retained Activities were expected to be delivered over time as the services are performed. For the Alzheimer's Disease Services, revenue is being recognized over time using the input method, based on costs incurred to perform the services, since the level of costs incurred over time is thought to best reflect the transfer of services to Sanofi. For the Retained Activities, revenue was recognized over time using the output method, based on amounts invoiced to Sanofi, since this is believed to directly correlate to the value of the services performed.

A contract liability of $3.4 million was recorded on the Consolidated Balance Sheet as of December 31, 2021, which related to the portion of the Alzheimer's Disease Services performance obligation yet to be satisfied. This performance obligation has been satisfied, and therefore no contract liability remains on the Consolidated Balance Sheet as of December 31, 2022. The Company did not record a receivable associated with the Sanofi Collaboration Agreement on the Consolidated Balance Sheets as of December 31, 2022 or 2021.

In assessing the Sanofi Collaboration Agreement, management is required to exercise considerable judgment in estimating revenue to be recognized. Management applies judgment in determining the separate performance obligations, in estimating the selling price, in determining when control was transferred to Sanofi for the licenses, and in estimating total future costs when using the input method.

As of December 31, 2022, the Company has earned milestone payments of $75.0 million, including a $40.0 million milestone triggered in April 2022 upon first patient dosed in a Phase 2 study of SAR443820/DNL788 in individuals with ALS which was received in May 2022, and a $10.0 million milestone triggered in December 2022 upon first patient dosed in a Phase 2 study of SAR443122/DNL758 in individuals with UC which was received in December 2022. A further $25.0 million milestone was earned and received in January 2023 upon commencement of dosing in the Phase 2 study of SAR443820/ DNL788 in patients with MS. The Company has not recorded any product sales under the Sanofi Collaboration Agreement.

Takeda

Takeda Collaboration Agreement

In January 2018, the Company entered into a Collaboration and Option Agreement ("Takeda Collaboration Agreement") with Takeda Pharmaceutical Company Limited ("Takeda"), pursuant to which the Company granted Takeda an option to develop and commercialize, jointly with the Company, certain biologic products that are enabled by the Company's BBB delivery technology and intended for the treatment of neurodegenerative disorders. The programs were the Company's ATV:BACE1/Tau, ATV:TREM2 and PTV:PGRN programs. The Takeda Collaboration Agreement became effective in February 2018, at which time Takeda paid the Company an upfront payment of $40.0 million. In February 2019, the agreement was amended to replace the ATV:BACE1/Tau program with the ATV:Tau program. The amendment did not have a material impact to the consolidated financial statements. In March 2022, Takeda and the Company agreed to terminate activity on the ATV:Tau program over which Takeda had an option to develop and commercialize jointly with the Company. Subsequent to this decision, total preclinical milestone payments that Takeda may owe was $55.0 million, all of which had been earned and received as of December 31, 2022.

Pursuant to the terms of the Takeda Collaboration Agreement, the Company entered into a common stock purchase agreement with Takeda on January 3, 2018, pursuant to which Takeda purchased 4,214,559 shares of the Company's common stock on February 23, 2018 for an aggregate purchase price of $110.0 million. The fair market value of the common stock sold to Takeda was $94.4 million, resulting in a $15.6 million premium paid to the Company above the fair value of the Company's common stock.

Under the Takeda Collaboration Agreement and unless otherwise agreed jointly between both parties, the Company was responsible, at its cost, for conducting activities relating to pre-IND development of biologic products directed to the three identified targets and enabled by its BBB delivery technology targeting TfR during the applicable research period. The period through which the option could be exercised for each target was until the first biologic product directed to the relevant target was IND-ready or approximately five years after selection of the target, whichever was earlier.

Subsequent to Takeda exercising its option with respect to a particular target and collaboration program (i.e., the biologic products directed to the target for which Takeda has exercised its option), then Takeda has the right to develop and commercialize, jointly with the Company, a specified number of biologic products enabled by its BBB delivery technology that were developed during the research period and which are directed to the relevant target, and the Company grants to Takeda a co-exclusive license under the intellectual property the Company controls related to those biologic products.

The Company believes that the Takeda Collaboration Agreement is a collaboration arrangement as defined in ASC 808, Collaborative Arrangements. Further, during the research period, the Company believes that the arrangement is a contract with a customer as defined in ASC 606, Revenue From Contracts With Customers. The Takeda Collaboration Agreement and the Stock Purchase Agreement are being accounted for as one arrangement because they were entered into at the same time with interrelated financial terms.

The Company identified performance obligations during the research period consisting of the license, the development options, and joint steering committee ("JSC") participation together with the research services for each collaboration program. The license rights, JSC involvement, option and research services were considered to be a single performance obligation for each program since the research services were highly interrelated with the option and JSC involvement and significantly modify the license. The performance obligations under each of the three programs are separate since the activities and risks under the programs are distinct. The Company determined that all other goods or services which were contingent upon Takeda exercising its option for each program were not performance obligations at the inception of the Takeda Collaboration Agreement.

The transaction price at inception included fixed consideration consisting of the upfront fee of $40.0 million, the $15.6 million premium on the sale of common stock, and the first preclinical milestone payment of $5.0 million. It also included variable consideration of $26.0 million relating to future milestones that were not constrained, and have since all been met and received. The transaction price of the Takeda Collaboration Agreement increased by $24.0 million during the year end December 31, 2022 due to two $12.0 million in preclinical milestones becoming unconstrained and recorded as collaboration revenue from customers. The first milestone was earned in January 2022 upon approval of the TAK-594/ DNL593 ("PTV:PGRN") clinical trial application ("CTA"), and the second milestone was earned in June 2022 upon approval of the TAK-920/DNL919 ("ATV:TREM2") CTA. Payments for the PTV:PGRN and ATV:TREM2 milestones were received in February and July 2022, respectively.

Revenue is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to Takeda. Revenue was recognized over time using the input method, based on costs incurred to perform the research services, since the level of costs incurred over time was thought to best reflect the transfer of services to Takeda. There were no material changes in estimates during the years ended December 31, 2022, 2021, or 2020.

A contract liability of $27.9 million was recorded on the Consolidated Balance Sheet as of December 31, 2021 relating to the remaining Tau program services. As a result of the decision to terminate the ATV:Tau program, the performance obligation related to ATV:Tau was considered fully satisfied, and the contract liability was recognized in its entirety within collaboration revenue from customers in the Consolidated Statements of Operations and Comprehensive Income (Loss) for year ended December 31, 2022. No contract liability remains on the Consolidated Balance Sheet as of December 31, 2022. There was no receivable under the Takeda Collaboration Agreement as of either December 31, 2022 or December 31, 2021. The Company has not recorded any product sales and has no remaining performance obligations under the Takeda Collaboration Agreement. The Takeda Collaboration Agreement was superseded by the PTV:PGRN and ATV:TREM2 Collaboration Agreements subsequent to opt-in for the two programs, recognition of all preclinical milestones, and termination of the ATV:Tau program.

PTV:PGRN and ATV:TREM2 Collaboration Agreements

In November and December 2021, Takeda exercised its options to jointly develop and commercialize the PTV:PGRN and ATV:TREM2 programs, respectively, triggering the option fee of $5.0 million for each program. Management determined that the opt-in by Takeda on the PTV:PGRN and ATV:TREM2 programs represent two new contracts with a customer for accounting purposes (the "PTV:PGRN Collaboration Agreement" and the "ATV:TREM2 Collaboration Agreement"), both effective in December 2021 upon payment of the respective option fees. For each contract, the Company identified a single performance obligation under ASC 606, and initially one unit of account under ASC 808 associated with each of the PTV:PGRN and ATV:TREM2 Collaboration Agreements. The performance obligation is the delivery of a co-exclusive license under the intellectual property the Company controls related to the PTV:PGRN or ATV:TREM2 program ("PTV:PGRN Technology License" or "ATV;TREM2 Technology License"), and the unit of account is the obligation to share in responsibility and costs for global development of PTV:PGRN or ATV:TREM2 Products pursuant to a mutually agreed upon development plan and budget ("PTV:PGRN Development Activities" or "ATV:TREM2 Development Activities"), which both include JSC involvement. The PTV:PGRN Development Activities and JSC participation, and the ATV:TREM2 Development Activities and JSC participation are each considered to be single units of account since the activities are highly interrelated with the JSC involvement and these are not distinct in the context of the contract.

The Company believes that the PTV:PGRN and ATV:TREM2 Collaboration Agreements are both collaboration arrangements as defined in ASC 808, Collaborative Arrangements. The Company also believes that Takeda meets the definition of a customer as defined in ASC 606, Revenue From Contracts With Customers for the PTV:PGRN Technology License and the ATV:TREM2 Technology License performance obligations delivered in these collaboration agreements, respectively. Since ASC 808 does not address recognition and measurement, the Company looked to other accounting literature for the PTV:PGRN Development Activities and ATV:TREM2 Development Activities units of account, and determined that the guidance in ASC 730, Research and Development should be applied.

The transaction price for each contract at inception included fixed consideration consisting of the option fee of $5.0 million. All potential future milestones and other payments were considered constrained at the inception of the PTV:PGRN and the ATV:TREM2 Collaboration Agreements since the Company could not conclude it was probable that a significant reversal in the amount recognized would not occur. From inception of the PTV:PGRN Collaboration Agreement and the ATV:TREM2 Collaboration Agreement through December 31, 2022, there was no change to the terms of, or the transaction price in either agreement.

Takeda may be obligated to pay the Company up to an aggregate of $280.0 million upon achievement of certain clinical milestone events and up to an aggregate of $200.0 million in regulatory milestone events relating to receipt of regulatory approval in the United States, certain European countries and Japan. Takeda may also be obligated to pay the Company up to $75.0 million per biologic product upon achievement of a certain sales-based milestone, or an aggregate of $150.0 million if one biologic product from each program achieves this milestone.

The entire transaction price was allocated to the underlying Technology License in each Collaboration Agreement, which was delivered on or around the effective date of the respective Collaboration Agreement, with the revenue allocated to this performance obligation recognized during the year ended December 31, 2021. The Development Activities cost sharing reimbursements or expenses will be recognized over time as earned or incurred, since this is believed to directly correlate to the value of the services performed. The Company recorded $11.3 million and $7.7 million of cost sharing reimbursements for PTV:PGRN, and $6.9 million and $6.0 million of cost sharing reimbursements for ATV:TREM2 Development Activities for the years ended December 31, 2022 and 2021, respectively, as offsets to research and development expenses in the Consolidated Statements of Operations and Comprehensive Income (Loss). Cost sharing reimbursements of $8.9 million and $13.7 million are recorded as receivables on the Consolidated Balance Sheets as of December 31, 2022 and 2021, respectively.

In assessing the Takeda Collaboration Agreement and the PTV:PGRN and the ATV:TREM2 Collaboration Agreements, management was required to exercise considerable judgment in estimating revenue to be recognized. Management applied judgment in determining whether opt-in resulted in a modification to an existing contract or a new contract, in determining the separate performance obligations in the research period, and estimating variable consideration.

As of December 31, 2022, the Company had earned $10.0 million in option fee payments from Takeda under the PTV:PGRN and the ATV:TREM2 Collaboration Agreements, and had not recorded any product sales under either agreement.

Collaboration Revenue

Revenue disaggregated by collaboration agreement and performance obligation is as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Takeda Collaboration Agreement:			
Takeda Collaboration Agreement Services[1]	$ 51,916	$ 19,921	$ 27,155
PTV:PGRN Collaboration Agreement	—	5,000	—
ATV:TREM2 Collaboration Agreement	—	5,000	—
Total Takeda Collaboration Revenue	51,916	29,921	27,155
Sanofi Collaboration Agreement:			
CNS Program License	40,000	—	—
Peripheral Program License	10,000	15,000	—
Alzheimer's Disease Services[2]	3,398	4	98
Retained Activities	—	—	969
Total Sanofi Collaboration Revenue	53,398	15,004	1,067
Biogen Collaboration Agreement:			
LRRK2 Program License	—	—	306,545
Option Research Services[3]	3,149	3,736	892
Total Biogen Collaboration Revenue	3,149	3,736	307,437
Total Collaboration Revenue	$ 108,463	$ 48,661	$ 335,659

[1] $27.9 million, $15.9 million, and $19.6 million of revenue for the years ended December 31, 2022, 2021 and 2020 was included in the contract liability balance at the beginning of the year.

[2] Revenue for the years ended December 31, 2022, 2021 and 2020 represent amounts that were included in the contract liability balance at the beginning of the respective year.

[3] Revenue for the years ended December 31, 2022 and 2021 represents amounts that were included in the contract liability balance at the beginning of the year.

6. License Agreements

Genentech

In June 2016, the Company entered into an Exclusive License Agreement with Genentech, Inc. ("Genentech"). This agreement gives the Company access to Genentech's LRRK2 inhibitor small molecule program for Parkinson's disease. Under the agreement, Genentech granted the Company (i) an exclusive, worldwide, sublicensable license under Genentech's rights to certain patents and patent applications directed to small molecule compounds which bind to and inhibit LRRK2 and (ii) a non-exclusive, worldwide, sublicensable license to certain related know-how, in each case, to develop and commercialize certain compounds and licensed products incorporating any such compound.

The Company may owe Genentech milestone payments upon the achievement of certain development, regulatory, and commercial milestones, up to a maximum of $315.0 million in the aggregate. These milestones include up to $37.5 million in clinical milestone payments, $102.5 million in regulatory milestone payments and $175.0 million in commercial milestone payments. In addition, the Company may owe royalties on net sales of licensed products ranging from low to high single-digit percentages. In the year ended December 31, 2022, the Company paid Genentech a $7.5 million clinical milestone payment triggered upon the commencement of dosing in the global Phase 2b LUMA study to evaluate the efficacy and safety of BIIB122/DNL151 by the Company's collaboration partner Biogen, and a $5.0 million clinical milestone payment triggered upon the commencement of dosing in the global Phase 3 LIGHTHOUSE study to evaluate the efficacy and safety profile of BIIB122/DNL151 by Biogen.

Under the terms of the Biogen collaboration agreement, Biogen is responsible for 50% of any payment obligation to Genentech after October 4, 2020, including these clinical milestones, and accordingly $6.3 million of research and development expense under this agreement was recognized in the year ended December 31, 2022 associated with these milestones. No expenses were recognized under the Genentech License Agreement in the years ended December 31, 2021 or 2020.

To date, the Company has made payments to Genentech of $25.0 million in the aggregate, including an upfront fee, a technology transfer fee and three clinical milestone payments, with $18.8 million of this recorded as research and development expense as incurred, net of cost sharing reimbursements from Biogen.

7.   Balance Sheet Components

Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	As of December 31,	
	2022	2021
Leasehold improvements	$ 43,698	$ 35,235
Manufacturing and laboratory equipment	34,419	30,114
Computers equipment and purchased software	1,605	1,337
Furniture and fixtures	1,580	1,523
Total property and equipment	81,302	68,209
Less: accumulated depreciation	(37,215)	(29,344)
Total property and equipment, net	$ 44,087	$ 38,865

Depreciation expense was $10.4 million, $8.6 million and $8.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consists of the following (in thousands):

	As of December 31,	
	2022	2021
Accrued manufacturing costs	$ 22,307	$ 9,955
Accrued compensation	17,087	19,013
Accrued clinical costs and other research & development costs	16,297	15,887
Operating lease liability, current	7,318	5,453
Other accrued costs and current liabilities	3,682	2,857
Total accrued expenses and other current liabilities	$ 66,691	$ 53,165

8.   Commitments and Contingencies

Lease Obligations

In May 2018, the Company entered into an operating lease for its corporate headquarters in South San Francisco (the "Headquarters Lease"), a 148,020 rentable square feet building in South San Francisco, California (the "Headquarters"). The Headquarters Lease has a contractual term of ten years from the legal commencement date, which was April 1, 2019 when the building was ready for occupancy. For accounting purposes, the lease commencement date was determined to be August 1, 2018, which was the date at which the Company was deemed to have obtained control over the property. The Company has an option to extend the lease term for a period of ten years by giving the landlord written notice of the election to exercise the option at least nine months, but not more than twelve months, prior to the expiration of the Headquarters Lease Amendment lease term. The Company determined that this renewal was not reasonably certain at lease inception.

The Headquarters Lease provides for monthly base rent amounts escalating over the term of the lease. In addition, the Headquarters Lease provided a tenant improvement allowance ("TIA") of up to $25.9 million, which was fully utilized, of which $4.4 million will be repaid to the landlord in the form of additional monthly rent. This is recorded as leasehold improvement assets and an offset to the lease ROU asset on the Consolidated Balance Sheets. The Company is also required to pay the operating expenses for the Headquarters, such as taxes and insurance, which are treated as variable lease payments.

In August 2021, the Company entered into an operating lease for laboratory, office and warehouse facilities ("SLC Facility") in Salt Lake City, Utah ("SLC Lease"). There was an amendment to the SLC Lease in July 2022, subsequent to which the rentable square feet is approximately 78,000, the contractual term is approximately 9.3 years which will commence upon completion of certain improvements by the landlord and the Company, and future undiscounted lease payments total approximately $19.5 million. For accounting purposes, the SLC lease, as amended, had not commenced as of December 31, 2022 since the landlord had not yet made the underlying asset available for use by the Company, and as such, no lease liability or ROU asset has been recorded on the Consolidated Balance Sheet as of December 31, 2022, and no operating lease expense has been recorded for the year ended December 31, 2022.

Management exercised judgment in applying the requirements of ASC 842, including the determination as to whether certain contracts contain a lease, the type of lease in an arrangement, whether there are separate lease components, the lease consideration, and the commencement date of the lease. Further, there is significant judgment in determining the discount rate to use in estimating the lease right of use ("ROU") asset and lease liability. The discount rate is estimated using the rate implicit in the lease, if known, or alternatively is based on an estimate of our incremental borrowing rate on the date of lease commencement. A change in these assumptions could result in changes in the timing and measurement of rent expense, ROU asset and lease liability or a change in future commitment disclosures. There were no changes to the terms of the Company's existing operating leases recognized under ASC 842 for the year ended December 31, 2022.

Operating lease costs, including variable and short-term lease costs recognized under ASC 842, were $12.2 million, $11.2 million, and $11.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. The following table contains a summary of other information pertaining to the Company's operating leases for the periods presented (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Cash paid for amounts included in measurement of lease liabilities	$ 11,189	$ 10,336	$ 9,737

| | As of December 31, | | |
	2022	2021	2020
Weighted average remaining lease term	6.2 years	7.3 years	8.3 years
Weighted average discount rate	8.9 %	9 %	9 %

The following table reconciles the undiscounted lease payments under our operating leases to the operating lease liabilities recorded in the Consolidated Balance Sheet as of December 31, 2022 (in thousands):

Year Ended December 31:	
2023	$ 12,237
2024	12,122
2025	11,793
2026	12,182
2027	12,584
Thereafter	17,382
Total undiscounted lease payments	78,300
Present value adjustment	(17,950)
Net operating lease liabilities	$ 60,350

Sublease

In October 2018, the Company entered into a sublease agreement ("Sublease Agreement") to sublease approximately 36,835 rentable square feet of space in its Headquarters. The Sublease Agreement has a term of five years from the commencement date of April 12, 2019 and provides for the Company to receive monthly base rent amounts escalating over the term of the lease. The Company also passes through a portion of the operating expenses, such as taxes and insurance for the Headquarters to the sublessee, which are treated as variable sublease income. Total sublease income, including rent and variable sublease cost reimbursements, was $3.9 million, $3.8 million and $3.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The following table details the future undiscounted cash inflows relating to the Company's Sublease Agreement as of December 31, 2022 (in thousands):

Year Ended December 31:	
2023	$ 3,096
2024	876
Total undiscounted sublease receipts	$ 3,972

In February 2023, the sublease was amended to reduce the rentable square feet, which resulted in a reduction in the total future undiscounted sublease receipts to approximately $1.1 million.

Indemnification

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to vendors, lessors, business partners, board members, officers, and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by the Company, negligence or willful misconduct of the Company, violations of law by the Company, or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon the Company to provide indemnification under such agreements, and thus, there are no claims that the Company is aware of that could have a material effect on the Company's Consolidated Balance Sheets, Consolidated Statements of Operations and Comprehensive Income (Loss), or Consolidated Statements of Cash Flows.

Commitments

Effective September 2017, the Company entered into a Development and Manufacturing Services Agreement as amended ("DMSA") with Lonza Sales AG ("Lonza") for the development and manufacture of biologic products. Under the DMSA, the Company will execute purchase orders based on project plans authorizing Lonza to provide development and manufacturing services with respect to certain of the Company's antibody and enzyme products, and will pay for the services provided and batches delivered in accordance with the DMSA and project plan. Unless earlier terminated, the DMSA will expire when all development and manufacturing services are completed.

As of December 31, 2022 and 2021, the Company had open purchase orders for biological product development and manufacturing costs totaling $35.9 million and $35.8 million, respectively, of which certain amounts are subject to cost sharing with Takeda. The activities under these purchase orders are expected to be completed by November 2029. As of December 31, 2022 and 2021, the Company had total non-cancellable purchase commitments under the DMSA of $32.3 million and $28.3 million, respectively.

During the years ended December 31, 2022, 2021 and 2020, the Company incurred costs of $28.6 million, $17.4 million, and $10.8 million, respectively, and made payments of $23.9 million, $14.9 million, and $7.3 million respectively, for the development and manufacturing services rendered under the DMSA.

In the normal course of business, the Company enters into various firm purchase commitments primarily related to research and development activities. The Company had contractual obligations under development and manufacturing agreements other than the DMSA of $9.6 million and $11.5 million, as of December 31, 2022 and 2021, respectively, with certain amounts subject to cost sharing with Takeda. Further, the Company had other commitments of $1.6 million and $1.7 million as of December 31, 2022 and 2021, respectively, and a purchase commitment related to manufacturing equipment for the SLC Facility of $5.6 million as of December 31, 2022.

Contingencies

From time to time, the Company may be involved in lawsuits, arbitration, claims, investigations and proceedings consisting of intellectual property, employment and other matters which arise in the ordinary course of business. The Company records accruals for loss contingencies to the extent that the Company concludes that it is probable that a liability has been incurred and the amount of the related loss can be reasonably estimated.

9. Stock-Based Awards

Equity Incentive Plans

The Company's equity incentive plans, the 2017 Equity Incentive Plan (the "2017 Plan"), and previously, the 2015 Stock Incentive Plan (the "2015 Plan"), reserve shares of common stock for the issuance of stock options, restricted stock and other stock awards, to employees, non-employee directors, and consultants under terms and provisions established by the Board of Directors and approved by the stockholders. Upon adoption of the 2017 Plan, no new awards or grants are permitted under the 2015 Plan. The 2015 Plan continues to govern restricted stock awards and option awards previously granted thereunder.

Awards granted under the 2017 Plan and 2015 Plan expire no later than ten years from the date of grant. For stock options, the option price shall not be less than 100% of the estimated fair value of the Company's common stock on the day of grant. Options granted typically vest over a four-year period but may be granted with different vesting terms.

The 2017 Plan provides that the number of shares reserved and available for issuance under the 2017 Plan will automatically increase each January 1, beginning on January 1, 2019, by the lesser of (i) 10.0 million shares, (ii) 5% of the outstanding shares on the last day of the immediately preceding fiscal year, or (iii) such number of shares determined by the administrator of the 2017 Plan. In January 2022, common stock available for issuance under the 2017 Plan was increased by approximately 6.1 million shares as a result of this automatic increase provision. As of December 31, 2022 and 2021, there were approximately 9.9 million and 7.0 million common shares available for the Company to grant under the 2017 Plan, respectively.

Stock Option Activity

The following table summarizes option award activity under the 2017 Plan and the 2015 Plan:

	Number of Options	Weighted-Average Exercise Price		Weighted-Average remaining contractual life (years)	Aggregate Intrinsic Value (in thousands)	
Balance at December 31, 2021	13,686,386	$	24.33	6.76	$	333,011
Granted	2,255,840		43.06			
Exercised	(720,904)		14.59			
Forfeited	(547,605)		41.82			
Balance at December 31, 2022	14,673,717	$	27.03	6.24	$	127,865
Vested and expected to vest at December 31, 2022	13,083,022	$	30.24	6.67	$	84,709
Exercisable at December 31, 2022	9,886,659	$	21.71	5.66	$	101,574

Aggregate intrinsic value represents the difference between the fair value of the Company's common stock and the exercise price of outstanding options. The total intrinsic value of options exercised was $12.6 million, $47.9 million, and $43.8 million as of December 31, 2022, 2021 and 2020, respectively. During the years ended December 31, 2022, 2021, and 2020 the weighted-average grant-date fair value of the options vested was $23.96, $11.83, and $11.51 per share, respectively. The weighted-average grant date fair value of all options granted during the years ended December 31, 2022, 2021 and 2020 was $26.00, $41.30, and $15.67 per share, respectively.

Stock Options Granted to Employees with Service-Based Vesting

The estimated fair value of stock options granted to employees were calculated using the Black-Scholes option-pricing model, which requires various assumptions, including the fair value of the Company's common stock, expected term, expected dividend yield, expected volatility, and the risk-free interest rate. The fair value of the Company's common stock is based on the current market price, unless an adjustment is determined to be required, through discussion with senior management, due to material non-public information known by the Company at the time of grant. The expected volatility of the Company's stock options is estimated using a combination of average historical stock price volatility of the Company's stock and that of comparable public companies within the biotechnology and pharmaceutical industry that are deemed to be representative of future stock price trends, since the Company does not have sufficient trading history to rely solely on the volatility of its common stock. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available. Management considers whether the Company is in possession of material non-public information at the time of grants when making certain estimates, including volatility and the fair value of the Company's common stock. The expected term of stock options represents the period that the Company's stock-options are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term). The risk-free interest rate is based on the implied yield currently available on U.S. treasury notes with terms approximately equal to the expected life of the option. The expected dividend rate is zero as the Company currently has no history or expectation of declaring cash dividends on the Company's common stock.

The following assumptions were used in estimating the fair value of grants during the:

| | Year Ended December 31, | | |
	2022	2021	2020
Expected term (in years)	5.50 - 6.08	5.50 - 6.08	5.50 - 6.08
Volatility	65.1% - 66.3%	61.0% - 63.4%	65.2% - 67.1%
Risk-free interest rate	1.5% - 4.3%	0.5% - 1.3%	0.3% - 1.7%
Dividend yield	—	—	—

Performance and Market Contingent Stock Options Granted to Employees

In August and November 2015, the Board of Directors granted approximately 1.6 million and 0.1 million shares of performance- and market- contingent awards to members of the senior management team, respectively. These awards have an exercise price of $0.68 per share.

These awards have two separate market triggers for vesting based upon either (i) the successful achievement of stepped target closing prices on a national securities exchange for 90 consecutive trading days later than 180 days after the Company's initial public offering for its common stock, or (ii) stepped target prices for a change in control transaction. The first of these market triggers has been met. In the event the second market trigger is not achieved by the specified timelines, such awards will terminate with respect to that portion of the shares. The expense recognized associated with these performance- and market- contingent awards was $0.3 million of general and administrative expense during the year ended December 31, 2020. There was no expense recognized in the years ended December 31, 2022 and 2021.

The Company used a lattice model with a Monte Carlo simulation to value these stock options. This valuation methodology utilized the estimated fair value of the Company's common stock on grant date and several key assumptions, including expected volatility of the Company's stock price based on comparable public companies, risk-free rates of return and expected dividend yield.

Restricted Stock Activity

We grant restricted stock units ("RSUs") under the 2017 Plan. The fair value of restricted stock underlying the RSUs is determined based on the closing market price of the Company's common stock on the date of grant.

Aggregated information regarding RSUs granted under the Plan for the year ended December 31, 2022 is summarized below:

	Number of Units		Weighted-Average Fair Value at Date of Grant per Share
Unvested at December 31, 2021	2,629,980	$	43.97
Granted	1,797,231		37.55
Vested and released	(837,096)		40.30
Forfeited	(259,461)		44.52
Unvested and expected to vest at December 31, 2022	3,330,654	$	41.39

The aggregate intrinsic value of RSUs is calculated as the closing price per share of the Company's common stock on the last trading day of the fiscal period, multiplied by the number of RSUs expected to vest. The total intrinsic value of RSUs expected to vest was $92.6 million as of December 31, 2022. During the years ended December 31, 2021 and 2020 the weighted-average grant-date fair value of RSUs granted was $68.30 and $29.31, respectively. The total fair value of RSUs that vested during the years ended December 31, 2022, 2021, and 2020 was $29.4 million, $39.8 million, and $8.7 million, respectively.

Stock-Based Compensation Expense

The Company's stock-based compensation expense was as follows (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Research and development	$ 60,196	$ 50,036	$ 29,002
General and administrative	39,651	35,211	21,349
Total	$ 99,847	$ 85,247	$ 50,351

As of December 31, 2022, total unamortized stock-based compensation expense was $197.6 million. The weighted-average period over which such stock-based compensation expense will be recognized is approximately 2.5 years.

There was no tax benefit realized related to awards vested or exercised during the years ended December 31, 2022 and 2021. For the year ended December 31, 2020 a tax benefit of $1.0 million was realized related to awards vested or exercised during the period. There is no tax benefit on total stock-based compensation expense for the years ended December 31, 2022, 2021 and 2020 since the company has recorded a full valuation allowance on all deferred tax assets.

10. Defined Contribution Plan

The Company sponsors a 401(k) retirement savings plan for the benefit of its employees, including Denali's named executive officers, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax or after-tax (Roth) basis through contributions to the 401(k) plan. The 401(k) plan authorizes employer safe harbor contributions. The Company made contributions to the Plan for eligible participants, and recorded contribution expenses of $2.8 million, $2.3 million and $1.9 million for the years ended December 31, 2022, 2021, and 2020 respectively.

11. Income Taxes

The provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Current:			
U.S. Federal	$ —	$ —	$ —
U.S. State	7	(576)	823
Foreign	14	1	—
Total Current	$ 21	$ (575)	$ 823
Deferred:			
U.S. Federal	$ —	$ —	$ —
U.S. State	—	—	—
Foreign	—	—	—
Total deferred	$ —	$ —	$ —

The reconciliation of federal statutory income tax rate to our effective income tax rate is as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
Taxes at the U.S. statutory tax rate	21.0 %	21.0 %	21.0 %
Effect of Tax Act	—	—	1.1
Change in valuation allowance	(25.1)	(28.2)	(4.0)
Research tax credits	4.9	4.1	(9.2)
Stock-based compensation	(0.5)	3.2	(7.9)
Other	(0.4)	0.1	0.1
Total provision for income taxes	(0.1)%	0.2 %	1.1 %

Deferred Income Taxes

The components of the Company's net deferred tax assets are as follows (in thousands):

	December 31,			
	2022		**2021**	
Deferred tax assets:				
Net operating loss carryforwards	$	67,492	$	59,285
Tax credit carryforwards		69,562		48,058
Research expense capitalization		61,869		—
Contract liabilities		70,824		75,281
Operating lease liabilities		14,712		15,040
Stock-based compensation		44,473		30,185
Accruals and other		18,381		15,385
Gross deferred tax assets		347,313		243,234
Valuation allowance		(332,580)		(228,586)
Net deferred tax assets		14,733		14,648
Deferred tax liabilities:				
Property and equipment		(7,314)		(7,424)
Operating lease right-of-use assets		(7,419)		(7,224)
Net deferred tax assets	$	—	$	—

In line with the requirements of the 2017 Tax Cuts and Jobs Act, effective January 1, 2022, our research and development expenditures incurred during the year ended December 31, 2022 have been capitalized for federal income tax purposes, to be amortized over periods of 5 and 15 years for costs incurred in the US and outside the US, respectively. This resulted in a gross deferred tax asset of $61.9 million as of December 31, 2022.

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. Based upon the weight of available evidence, especially the uncertainties surrounding the realization of deferred tax assets through future taxable income, the Company believes it is not more likely than not that the deferred tax assets will be fully realizable. Accordingly, the Company has provided a 100% valuation allowance against its net deferred tax assets as of December 31, 2022 and 2021. There was an increase in the net valuation allowance of $104.0 million during the year ended December 31, 2022.

As of December 31, 2022, the Company has federal net operating loss ("NOL") carryforwards of approximately $231.9 million, which are available to reduce future taxable income, and has federal R&D and orphan drug tax credits of approximately $42.6 million and $19.7 million respectively, both of which may be used to offset future tax liabilities. The federal NOL and federal tax credit carryforwards will begin to expire in 2035. The Company also has state NOL carryforwards of approximately $267.0 million, which are available to reduce future taxable income, and has state tax credits of approximately $31.4 million which may be used to offset future tax liabilities. The state NOL will begin to expire in 2035 and the state tax credit carryforwards will be carried forward indefinitely.

The NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service ("IRS") and state tax authorities and may become subject to an annual limitation in the event of certain future cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code of 1986. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. Annual limitations may result in expiration of net operating loss and tax credit carryforwards before some or all of such amounts have been utilized.

The Company follows the provisions of ASC 740, *Accounting for Income Taxes*, and the accounting guidance related to accounting for uncertainty in income taxes. The Company determines its uncertain tax positions based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings is more likely than not to be sustained upon examination by the relevant income tax authorities.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

	December 31,					
	2022		**2021**		**2020**	
Unrecognized tax benefits at January 1	$	13,699	$	8,139	$	5,299
Additions for tax positions taken in a prior year		135		1,042		—
Additions for tax positions taken in the current year		5,537		4,725		3,009
Reductions for tax positions taken in the prior year		—		(207)		(169)
Unrecognized tax benefits at December 31	$	19,371	$	13,699	$	8,139

If recognized, none of the unrecognized tax benefits would reduce the annual effective tax rate for the year ended December 31, 2022. The Company will recognize both accrued interest and penalties related to unrecognized benefits in income tax expense. As of December 31, 2022, no liability has been recorded for potential interest or penalties. The Company does not expect the unrecognized tax benefits to change significantly over the next 12 months.

Since the Company is in a loss carryforward position, the Company is generally subject to examination by the U.S. federal, state and local income tax authorities for all tax years in which a loss carryforward is available.

12.   Net Income (Loss) and Net Income (Loss) Per Share

The following table sets forth the computation of the basic and diluted net income (loss) per share (in thousands, except share and per share data):

	Year Ended December 31,		
	2022	**2021**	**2020**
Numerator:			
Net income (loss)	$ (325,991)	$ (290,581)	$ 71,136
Denominator:			
Weighted average number of shares outstanding, basic	125,530,703	121,524,795	108,974,137
Dilutive effect of shares issuable under equity incentive plans	—	—	3,728,971
Weighted average number of shares outstanding, diluted	125,530,703	121,524,795	112,703,108
Net income (loss) per share, basic	$ (2.60)	$ (2.39)	$ 0.65
Net income (loss) per share, diluted	$ (2.60)	$ (2.39)	$ 0.63

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive totaled approximately 18.2 million, 16.5 million, and 4.2 million shares as of December 31, 2022, 2021, and 2020, respectively. These consist primarily of all or certain options issued and outstanding and restricted stock awards subject to future vesting.

ITEM 9. **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

ITEM 9A. **CONTROLS AND PROCEDURES**

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2022, management, with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, the design and operation of our disclosure controls and procedures were effective at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Under the supervision of and with the participation of our principal executive officer and principal financial officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control—Integrated Framework" (2013). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Denali Therapeutics Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Denali Therapeutics Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Denali Therapeutics Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 27, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
San Mateo, California
February 27, 2023

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this item will be contained in our definitive proxy statement to be filed with the SEC on Schedule 14A in connection with our 2023 Annual Meeting of Stockholders (the "Proxy Statement"), which is expected to be filed not later than 120 days after December 31, 2022, and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item will be contained in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item will be contained in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this item will be contained in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item will be contained in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15.   **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a) The following documents are filed as part of this report:

    1. Financial Statements

        See Index to Financial Statements in Part II Item 8 of this Annual Report on Form 10-K.

    2. Financial Statement Schedules

        All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

    3. Exhibits

        The documents listed in the Exhibit Index are incorporated by reference or are filed with this report, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Number	Filing Date
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	8-K	001-38311	3.1	12/12/2017
3.2	Amended and Restated Bylaws of the Registrant.	8-K	001-38311	3.2	12/12/2017
4.1	Investors' Rights Agreement among the Registrant and certain of its stockholders, dated May 8, 2015, as amended on June 4, 2015, July 22, 2015 and June 22, 2016.	S-1	333-221522	4.1	11/13/2017
4.2	Specimen Common Stock Certificate of the Registrant.	S-1/A	333-221522	4.2	11/27/2017
4.3	Form of Indenture.	S-3ASR	333-263107	4.3	2/28/2022
4.4	Description of the Registrant's Common Stock.	—	—	—	Filed herewith
10.1+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.	S-1/A	333-221522	10.1	11/27/2017
10.2+	2015 Stock Incentive Plan, as amended, and forms of agreement thereunder.	S-1	333-221522	10.2	11/13/2017
10.3+	2017 Equity Incentive Plan and forms of agreements thereunder.	S-1/A	333-221522	10.3	11/27/2017
10.4+	2017 Employee Stock Purchase Plan and form of agreement thereunder.	S-1/A	333-221522	10.4	12/7/2017
10.5+	Offer Letter between the Registrant and Ryan J. Watts, Ph.D., dated November 10, 2017.	S-1	333-221522	10.5	11/13/2017
10.6+	Offer Letter between the Registrant and Alexander O. Schuth, M.D., dated November 10, 2017.	S-1	333-221522	10.6	11/13/2017
10.8+	Offer Letter between the Registrant and Carole Ho, M.D., dated November 10, 2017.	S-1	333-221522	10.8	11/13/2017
10.9	Lease Agreement between the Registrant and HCP Oyster Point III LLC, dated September 24, 2015.	S-1	333-221522	10.9	11/13/2017
10.10Ü	Exclusive License Agreement between the Registrant and Genentech, Inc., dated June 17, 2016.	S-1	333-221522	10.10	11/13/2017
10.11Ü	License and Collaboration Agreement between the Registrant, F-star Gamma Limited, F-star Biotechnologische Forschungs-und Entwicklungsges m.b.H. and F-star Biotechnology Limited, dated August 24, 2016.	S-1	333-221522	10.11	11/13/2017
10.12Ü	Development and Manufacturing Services Agreement between the Registrant and Lonza Sales AG, dated September 6, 2017.	S-1	333-221522	10.12	11/13/2017
10.12.1#	Amendment No. 2 to Development and Manufacturing Services Agreement between the Registrant and Lonza Sales AG, dated January 18, 2018.	10-K	001-38311	10.12.1	3/19/2018
10.12.2#	Amendment No. 3 to Development and Manufacturing Services Agreement between the Registrant and Lonza Sales AG, dated July 2, 2018.	10-Q	001-38311	10.1	11/8/2018
10.12.3#	Amendment No. 4 to Development and Manufacturing Services Agreement between the Registrant and Lonza Sales AG, dated August 30, 2018.	10-Q	001-38311	10.2	11/8/2018
10.12.4#	Amendment No. 5 to Development and Manufacturing Services Agreement between the Registrant and Lonza Sales AG, dated August 6, 2019.	10-K	001-38311	10.12.4	2/26/2021

10.12.5#	Amendment No. 3 to Development and Manufacturing Services Agreement between the Registrant and Lonza Sales AG, dated September 11, 2020.	10-K	001-38311	10.12.5	2/26/2021
10.12.6#	Amendment No. 6 to Development and Manufacturing Services Agreement between the Registrant and Lonza Sales AG, dated December 8, 2020.	10-K	001-38311	10.12.6	2/26/2021
10.12.7	Amendment No. 7 to Development and Manufacturing Services Agreement between the Registrant and Lonza Sales AG, dated March 29, 2021.	—	—	—	Filed herewith
10.12.8#	Amendment No. 8 to Development and Manufacturing Services Agreement between the Registrant and Lonza Sales AG, dated September 8, 2022.	—	—	—	Filed herewith
10.12.9	Amendment No. 9 to Development and Manufacturing Services Agreement between the Registrant and Lonza Sales AG, dated December 7, 2022.	—	—	—	Filed herewith
10.13+	Amended and Restated Key Executive Change in Control and Severance Plan.	10-Q	001-38311	10.6	11/5/2020
10.14+	Executive Incentive Compensation Plan.	S-1	333-221522	10.14	11/13/2017
10.15+	Amended and Restated Outside Director Compensation Policy.	10-K	001-38311	10.15	2/28/2022
10.16#	Option and Collaboration Agreement between the Registrant and Takeda Pharmaceutical Company Limited, dated January 3, 2018.	10-K/A	001-38311	10.16	7/13/2018
10.17	Common Stock Purchase Agreement between the Registrant and Takeda Pharmaceutical Company Limited, dated January 3, 2018.	10-K	001-38311	10.17	3/19/2018
10.18	Standstill and Stock Restriction Agreement between the Registrant and Takeda Pharmaceutical Company Limited, dated February 23, 2018.	10-K	001-38311	10.18	3/19/2018
10.19	First Amendment to Lease Agreement between the Registrant and HCP Oyster Point III LLC, dated May 2, 2018.	10-Q	001-38311	10.1	8/9/2018
10.20Ü	Amended and Restated Gamma IP License Agreement between the Registrant and F-star Gamma Limited, dated August 24, 2016.	10-Q/A	001-38311	10.2	12/6/2018
10.21Ü	Side Letter between the Registrant and F-star Gamma Limited, dated May 21, 2018.	10-Q	001-38311	10.3	8/9/2018
10.22Ü	Share Purchase Agreement between the Registrant and F-star Gamma Limited, dated May 30, 2018.	10-Q/A	001-38311	10.4	12/6/2018
10.23#	Collaboration and License Agreement between registrant and Genzyme Corporation ("Sanofi"), dated October 29, 2018.	10-K	001-38311	10.25	3/12/2019
10.24	Common Stock Purchase Agreement between the Registrant and Biogen Inc., dated August 5, 2020.	10-Q	001-38311	10.1	11/5/2020
10.25#	Provisional LRRK2 Collaboration and License Agreement between the Registrant and Biogen Inc., dated August 5, 2020.	10-Q	001-38311	10.2	11/5/2020
10.26	Standstill and Stock Restriction Agreement between the Registrant and Biogen Inc., dated September 22, 2020.	10-Q	001-38311	10.3	11/5/2020
10.27#	Definitive LRRK2 Collaboration and License Agreement between the Registrant and Biogen Inc., dated October 4, 2020.	10-Q	001-38311	10.4	11/5/2020
10.28#	Definitive Right of First Negotiation, Option and License Agreement between the Registrant and Biogen Inc., dated October 6, 2020.	10-Q	001-38311	10.5	11/5/2020
10.29#	Side Letter between the Registrant and F-star Gamma Limited, dated June 30, 2021.	10-Q	001-38311	10.1	8/4/2021

10.30	Equity Distribution Agreement, dated February 28, 2022 between the Registrant and Goldman Sachs & Co. LLC, SVB Securities LLC and Cantor Fitzgerald & Co.	S-3ASR	333-263107	1.2	2/28/2022
21.1	Subsidiaries of the Registrant.	—	—	—	Filed herewith
23.1	Consent of Independent Registered Public Accounting Firm.	—	—	—	Filed herewith
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.	—	—	—	Filed herewith
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.	—	—	—	Filed herewith
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act.	—	—	—	Furnished herewith
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.	—	—	—	Furnished herewith
101	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Cash Flows (iv) Consolidated Statements of Stockholders' Equity and (v) Notes to Consolidated Financial Statements.	—	—	—	Filed herewith
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline XBRL (contained in Exhibit 101)	—	—	—	Filed herewith

* The certifications attached as Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

Ü Portions of the exhibit have been omitted pursuant to an order granted by the Securities and Exchange Commission for confidential treatment.

\# Portions of this exhibit have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

\+ Indicates management contract or compensatory plan.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

DENALI THERAPEUTICS INC.

Date: February 27, 2023

By: /s/ Ryan J. Watts

Ryan J. Watts, Ph.D.

President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Ryan J. Watts, Ph.D. and Alexander O. Schuth, M.D., and each of them acting individually, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Ryan J. Watts Ryan J. Watts, Ph.D.	President, Chief Executive Officer and Director *(Principal Executive Officer)*	February 27, 2023
/s/ Alexander O. Schuth Alexander O. Schuth, M.D.	Chief Operating and Financial Officer *(Principal Financial and Accounting Officer)*	February 27, 2023
/s/ Vicki Sato Vicki Sato, Ph.D.	Chairperson of our Board of Directors	February 27, 2023
/s/ Douglas Cole Douglas Cole, M.D.	Director	February 27, 2023
/s/ Jennifer Cook Jennifer Cook	Director	February 27, 2023
/s/ Jay Flatley Jay Flatley	Director	February 27, 2023
/s/ Erik Harris Erik Harris	Director	February 27, 2023
/s/ Peter Klein Peter Klein	Director	February 27, 2023
/s/ Steve E. Krognes Steve E. Krognes	Director	February 27, 2023
/s/ David Schenkein David Schenkein, M.D.	Director	February 27, 2023
/s/ Marc Tessier-Lavigne Marc Tessier-Lavigne, Ph.D.	Director	February 27, 2023
/s/ Nancy A. Thornberry Nancy A. Thornberry	Director	February 27, 2023